As filed with the Securities and Exchange Commission on September 8, 2023.
Registration No. 333-262088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TURO INC.
(Exact name of Registrant as specified in its charter)

Delaware	7372	27-0729479
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
111 Sutter Street, Floor 12
San Francisco, California 94104
(415) 965-4525
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andre Haddad
Chief Executive Officer
Turo Inc.
111 Sutter Street, Floor 12
San Francisco, California 94104
(415) 965-4525
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachel Proffitt Calise Y. Cheng Natalie Y. Karam Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000	Michelle Fang Chief Legal Officer Turo Inc. 111 Sutter Street, Floor 12 San Francisco, California 94104 (415) 965-4525	Sarah K. Solum Elizabeth K. Bieber Freshfields Bruckhaus Deringer US LLP 855 Main Street Redwood City, California 94063 (650) 618-9250

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it does not seek and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated               , 2023

Common stock	shares
This is an initial public offering of shares of common stock of Turo Inc. We are offering               shares of our common stock. The selling stockholders identified in this prospectus are offering               shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $               and $               . We have applied to list our common stock on the New York Stock Exchange under the symbol “TURO.”
Following this offering, our executive officers, directors, and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will hold, in the aggregate, approximately               % of our outstanding capital stock (or               % of our outstanding capital stock if the underwriters exercise their option in full to purchase additional shares of common stock).
We are an “emerging growth company” as defined under the U.S. federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
Investing in our common stock` involves a high degree of risk. See the section titled “Risk factors” beginning on page 23 to read about factors you should consider before buying shares of our common stock.

	Price to public	Underwriting discounts and commissions(1)	Proceeds to Turo	Proceeds to selling stockholders
Per share	$	$	$	$
Total	$	$	$	$

(1)See the section titled “Underwriters” for a description of the compensation payable to the underwriters.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale at the initial public offering price through a directed share program to eligible hosts and guests on our platform and certain individuals identified by our officers and directors. See the section titled “Underwriters — Directed share program” for additional information.
We have granted to the underwriters the option for a period of 30 days to purchase up to an additional               shares of common stock from us on the same terms as set forth above.
The underwriters expect to deliver the shares of common stock to purchasers on               , 2023.

Morgan Stanley		J.P. Morgan
Allen & Company		Citigroup
TD Cowen	D.A. Davidson & Co.	Wolfe | Nomura Alliance	LionTree
Loop Capital Markets		Ramirez & Co., Inc.	Siebert Williams Shank
                    , 2023.

The world's largest car sharing marketplace

Mud-Terrain T/A

Our host community

Accelerating entrepreneurship with scalable business opportunities

$3.1B+
host earnings since inception

350K+
active vehicles

1,500+
makes and models

12,000+
cities

TURO

All figures as of or for the 12 months ended June 30, 2023.
We count the number of active vehicles and active guests as vehicle listings and guests, respectively, with at least one trip in the trailing 12-month period.

Our guest community

Elevating everyday necessity with extraordinary experiences

5.3B+
miles driven since inception

3.2M+
active guests

79
net promoter score

31%
YoY growth of active guests

Through and including          , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We, the selling stockholders, and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.
For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.
i

Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk factors,” “Special note regarding forward-looking statements,” and “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “ours,” “our company,” and “Turo” refer to Turo Inc. and its consolidated subsidiaries.
Mission and vision
Our mission is to put the world’s 1.5 billion cars to better use. Our vision is that wherever you are, you can book the perfect vehicle for your next adventure from a trusted Turo host.
Overview
Turo is the world’s largest car sharing marketplace where guests can book any car they want from a vibrant community of trusted hosts. Whether they’re looking for a car down the street or flying in from afar, searching for a rugged truck or something smooth and swanky for a once-in-a-lifetime event, guests can take the wheel of the perfect car for any occasion, while hosts can take the wheel of their futures by sharing their underutilized personal vehicles or building an accessible, flexible, and scalable car sharing business from the ground up. Turo is home to a supportive and collaborative community that shares thousands of vehicles across the United States, Canada, the United Kingdom, France, and Australia. As of June 30, 2023, we had over 175,000 active hosts and 3.2 million active guests from around the world participating on our marketplace.
We are pioneering a new category of transportation, advancing the next era of personal mobility by connecting guests with an unrivaled network of privately owned vehicles. Cars remain the preferred means of transportation for short-, medium-, and long-duration trips across a variety of use cases, but traditional mobility options do not provide adequate and efficient access for guests to vehicles. The peer-to-peer car sharing opportunity Turo delivers to hosts and guests provides a more convenient, economically efficient, and environmentally and socially responsible way to access an extraordinary selection of vehicles compared to traditional car ownership and car rental.
Our platform unlocks peer-to-peer car sharing through technology — a seamless, simple platform that connects hosts and guests and enables them to transact in a trusted, safe environment. With Turo, hosts can quickly list vehicles, adjust their availability, and dynamically modify prices to access the unique demand patterns in their market. Guests can search by location, type, price, use case, and many other categories to find the perfect vehicle for their needs. Our platform supports a variety of use cases — from the minivan for the family road trip, to the convertible for the long-awaited beach getaway, or a simple vehicle for escaping the city grind. Built-in messaging, payments, fraud detection, the proprietary Turo Risk Score, and host and guest protection plans are designed to deliver a safe transaction and experience for our community.
We have experienced rapid growth since our launch in 2010. Our business model has proven to be resilient throughout fluctuations in travel trends and economic climates as our marketplace dynamically adjusts to the needs of our hosts and guests. Product rollouts, such as the introduction in April 2020 of the Turo Risk Score, have enabled us to manage risk and optimize our fees charged to guests to complete a booking on our marketplace, or Marketplace Fees. We have expanded our geographic footprint and our product offering to encompass a wide variety of use cases ranging from short-duration travel to longer-duration trips, which has increased the number of active guests and active listings on the platform.
In 2021, we generated net revenue of $469.0 million, representing 213% growth from $149.9 million in 2020, due to a combination of the positive effects of the COVID-19 pandemic on our business, improved optimization of the Turo Risk Score, hosts increasing the prices for vehicles charged to guests, as well as a rental car supply shortage. In 2022, we generated net revenue of $746.6 million, representing 59% growth from $469.0 million in 2021, due to an increase in Days (as defined under “Management’s discussion and analysis of financial condition and results of operations — Key business metrics” below) as a result of continued travel demand combined with an increase in active guests and active listings on the platform. For the six months ended June 30, 2023, we generated net revenue of $408.6 million, representing 23% growth from $333.1 million for the same period in 2022, due to an increase in Days partially offset by a decrease in price per Day.
Our net (loss) income in 2020, 2021, and 2022 and the six months ended June 30, 2022 and 2023 was $(97.1) million, $(40.4) million, $154.7 million, $74.3 million, and $(22.9) million, respectively. We continue to improve the efficiency of our marketplace. We generated adjusted EBITDA of $(38.1) million, $81.1 million, $79.7 million, $35.5 million, and $17.4 million in 2020, 2021, 2022, and the six months ended June 30, 2022 and 2023, respectively. For a reconciliation of adjusted EBITDA to the most directly comparable financial measure stated in accordance with generally accepted accounting principles in the United States, or GAAP, and for additional information about adjusted EBITDA, a non-GAAP financial measure, see the section titled “Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures.”
Industry background
We believe there are several seismic shifts in consumer behavior underway that are fueling our long-term opportunity.
Entrepreneurship has accelerated through digitization with a focus on utilizing idle assets and skills
Technology has created opportunities for entrepreneurial individuals to start their own businesses by monetizing their own skills, time, and existing assets. For example, e-commerce platforms enable individuals to sell their one-of-a-kind creations and wares to buyers who value small-batch, small business-empowering product offerings. In addition, vacation rental businesses exist in nearly every vacation market, with individuals sharing their homes and improving the utilization of these assets, while also generating a meaningful additional income stream. The accelerated adoption of flexible work arrangements during the COVID-19 pandemic and thereafter has increased the propensity for individuals to start their own businesses and supplement their income by utilizing their skills and providing access to assets they already own, further highlighting potential growth prospects for marketplaces connecting suppliers and consumers with each other.
On-demand, mobile-first services have changed consumer engagement
The proliferation of apps has led consumers to demand convenience and ease of use, with access to services whenever they want and wherever they are. From grocery and food delivery, to meeting with a doctor or healthcare provider remotely through digital channels, consumers increasingly place a premium not just on the ability for their needs to be met instantly, but also on the breadth and depth of choice available to them as part of these on-demand services. Successful modern businesses reach and engage consumers through mobile-first technologies, providing an on-demand, real-time, dynamic experience that adjusts to the consumer’s changing needs.
Consumer preferences are shifting to unique experiences
While consumers are increasingly relying on mobile channels and expecting on-demand access, there is a concurrent trend in which consumers favor and seek unique, bespoke products and services. Many consumers favor the exclusive, hard-to-get items over the mass-produced, and choose affordable, customized experiences over commoditized or one-size-fits-most options. For consumers, the joy of discovery is dynamic, and the experiences they are looking for change day to day. This trend extends across many consumer-facing industries, from restaurants to e-commerce to travel. In each of these industries, the result has been new income-generating opportunities for those who can supply these unique products and services.
Cars are increasingly expensive underutilized assets
According to an article published in the Journal of Planning Education and Research, owning a car has been among the most powerful economic advantages a family in the United States can have. However, owning a car is expensive. A car’s value depreciates rapidly, and automobile insurance and maintenance are costly. Based on data from Kelley Blue Book, between 2016 and 2023, new car values increased 43%. In addition, consumers are increasingly aware that personally owned vehicles sit idle most of the time — 95% of the time, according to an MIT Senseable City Lab publication in August 2018 — and so today’s consumers are more open to alternative modes of transportation.

Mobility is changing as consumers today have more options
The ability to access services anywhere, anytime, through mobile devices and connectivity, has rapidly expanded the availability of mobility choices for consumers. This new world of mobility is the result of converging forces, defined by personal car ownership being replaced or complemented by services that provide access to transportation on demand. Shared mobility services have now become firmly integrated into urban transportation systems across the globe. Car sharing, scooter sharing, bike sharing, ride sharing/transportation network companies, or TNCs, and other systems now offer urban travelers access to transportation services that had long been only possible through personal vehicle ownership. These new services are helping to facilitate a shift towards mobility solutions that favor access over ownership and enable a paradigm where consumers have even more flexibility to choose how they want to move through the world and can even choose to forego car ownership completely.
Limitations of current mobility solutions
As consumer preferences shift towards on-demand access to mobility as a complement to car ownership, the limitations inherent in existing mobility solutions have become more apparent.
•Ride sharing solutions serve limited use cases. Ride sharing solutions support limited use cases, largely centered around point-to-point mobility. Ride sharing at its core does not scale to accommodate travel behavior or requirements beyond commuting and intra-urban mobility. While an incredibly effective method for urban transportation, ride sharing is expensive, and therefore does not unlock travel-oriented use cases. The cost per mile for ride sharing services varies based on vehicle type and location. For example, in the Denver region, according to The Mountain-Plains Consortium, or MPC, passenger cost per mile is on average $2.50 per mile with a median of $3.19 per mile after considering total fare, tolls, fees, gratuity, and travel distance. As such, ride sharing does not support exploration or other unique experiential needs of consumers and travelers.
•Car rental services offer commoditized, cumbersome experiences. While car rental solutions provide more individual flexibility than ride sharing, the existing car rental industry does not adequately solve the ever-changing needs of the consumer. Car rental services do not provide a consumer-friendly approach — they’re frequently tethered to airports, long lines, and wait times, with generic and unpredictable inventory. For the urban options offered by car rental companies, the location and timing constraints can be significant limitations for customers. This lack of focus on, and care for, the customer is evidenced by their low net promoter scores — according to XM Institute’s annual net promoter score benchmark study, the car rental industry’s average customer net promoter score is 5 (out of a maximum of 100). By contrast, Turo’s net promoter score for the 12-month periods ended December 31, 2022 and June 30, 2023 was 80 and 79, respectively.
•Personal car ownership is costly and inefficient. The costs associated with car ownership vary greatly based on the usage of the vehicle — according to the American Automobile Association, or AAA, for a medium-sized sedan that is driven 15,000 miles per year, the cost per mile was approximately $0.69 per mile in 2022. This includes all costs, such as license registration and taxes, insurance, maintenance, and financing. For vehicles that are driven fewer than 15,000 miles per year, such as luxury or specialty cars, this cost increases considerably. In addition to these fixed costs, traditional car ownership limits the use cases available to a household to those expressly serviced by their owned vehicle.
Turo — pioneering a new category of transportation
We have created the world’s largest car sharing marketplace. Our peer-to-peer platform connects hosts and guests through our marketplace and is designed to enable guests to book the perfect vehicle for any occasion from our trusted community of hosts. We are the leader in this new way to access vehicles, with over 175,000 active hosts and 350,000 active vehicle listings in over 12,000 cities as of June 30, 2023. We count the number of active hosts as hosts with at least one trip as a host in the trailing 12-month period, and the number of active vehicle listings as vehicle listings with at least one trip in the trailing 12-month period.
We strive to make it easy for our hosts to earn money from their vehicles and for guests to find the perfect vehicle for their next trip. Hosts are our asset owners and deliver differentiated experiences and hospitality to our guests. Our platform avoids the capital intensity and asset-based limitations of the rental car and fleet-based car sharing industries, while providing low-cost access for individual car owners to earn extra income by sharing their vehicles through our marketplace. As a result, our platform is dynamic, as hosts can change the availability, cost, or selection of vehicles to satisfy guest demand. Guests choose from an extraordinary selection of cars. Since the vehicle they choose is provided by a host, the guest can be confident that the specific car that they booked is the exact car they will drive off in, increasing guest satisfaction. Additionally, our hosts can offer various pick-up locations, as well as optional “Extras,” such as unlimited mileage, pre-paid refueling, bike and ski racks, camping equipment, and more to make the experience more convenient for the guest.
Guests book cars on our platform for a variety of use cases, and we open up new, longer duration forms of travel. We estimate that in 2022, approximately 35% of Days were part of bookings seven to 29 days in length, and approximately 6% of Days were part of bookings greater than or equal to 30 days in length, highlighting how our platform supports longer duration travel use cases.
Our hosts
As of June 30, 2023, over 175,000 active hosts use our platform to power over 350,000 active vehicle listings. Our platform is designed for entrepreneurs of all sizes, from individuals looking to offset the cost of car ownership, to professional hosts seizing the opportunity to build scalable, accessible, flexible businesses atop our platform. Our platform enables hosts to utilize their idle vehicles to generate income without being perpetually present in the vehicle to benefit from our platform. Our hosts generally fit into one of the three following categories:
•Consumer hosts. Consumer hosts typically share one or two cars with the goal of offsetting car ownership costs. Hosting on our platform often enables consumer hosts to earn extra income to afford their dream car, or to monetize vehicles they already own.
•Small business hosts. Small business hosts typically share three to nine cars with the goal of generating secondary income to build wealth and pay for life’s expenses. They’re often car enthusiasts who love cars, and love to share cars with like-minded enthusiasts to be able to afford their dream cars themselves.
•Professional hosts. Professional hosts typically share 10 or more cars, often as their primary income source, and may choose to invest in, and in many cases have invested in, resources like employees and parking to support their operations.
Many of our small business and professional hosts started their journey with us as consumer hosts and scaled their businesses as they saw success on our platform.
How our platform supports hosts
Our platform provides the software and services to help hosts of all sizes thrive, including easy-to-use desktop and mobile websites and native iOS and Android apps, insurance and protection, and safety and support. We continue to innovate and expand our platform capabilities to better help our hosts throughout the entire hosting lifecycle:
•Onboarding and listing. Our platform is designed to make it simple and intuitive for a host to sign up, verify their account, and create an attractive listing. Insurance comes standard, and protection plans for hosts are bundled into the sign-up flow.
•Listing management. We provide a suite of software products that enable hosts to easily and intuitively manage their listings, including an availability calendar and settings, messaging, pricing and trip settings, remote and in-person check-in and checkout options, earnings payments, and post-trip incidental payments.
•Pricing optimization. Our technology platform enables analytics and data-driven decision making, empowering hosts to determine the optimal price for their cars. Our capabilities include dynamic options such as calendar-based pricing and automatic pricing, allowing hosts to improve their monetization.
•Scaling. We provide hosts who are interested in scaling their Turo business with business management capabilities that enable them to grow, such as performance tracking analytics, training guides in the Host Tools hub, and earnings estimates via the Turo Carculator.
•Insurance and protection. We make it simple for hosts to select protection plans, which creates peace of mind. All host plans automatically include protection against third-party liability and compensation for vehicle damage, whether as reimbursement for physical damage or physical damage insurance (depending on the jurisdiction), as well as roadside assistance.

•Safety and support. We offer differentiated, timely support to our hosts, including trust and safety verification of guests, roadside assistance, assistance in the resolution of billing and payment disputes, and hospitality coaching.
In addition to the above platform capabilities, we reward our top performing hosts by including them in our Power Host program and/or awarding them an All-Star Host badge, which can include benefits such as boosted listing visibility, special access to host marketing promotions, account management, and priority support.
Benefits to hosts
•Income generation. With over 3.2 million active guests on our platform as of June 30, 2023, we provide hosts with access to a highly engaged customer base. We count the number of active guests as guests with at least one trip as a guest in the trailing 12-month period. Hosts are empowered to transform their assets into earning engines, dramatically improving the economics of car ownership, without needing to spend hours behind the wheel in order to monetize their asset. Our platform supports a spectrum of hosts, from individuals to small business operators. Consumer hosts can offset the cost of ownership of their car, or even stretch and buy their dream car, while entrepreneurs can start their own businesses and share dozens of vehicles. Hosts of all sizes have earned more than $3.1 billion in the aggregate on our platform since inception.
•Scalability and flexibility. Our hosts benefit from the ability to build, maintain, or grow a scalable, flexible business through increasing the utilization of their vehicles while maintaining full ownership. Hosts can choose how often to make their car available and at what price, and value the ability to earn income or offset the cost of car ownership around their personal needs and interests. Small business and professional hosts with multiple vehicles can choose the size of their portfolio, how much time they are ready to commit, and how much to reinvest their earnings in growing their business.
•Ease of use. We make it easy for hosts to manage their entire business. Signing up and onboarding are simple on our platform. Once set up, hosts can easily access their Host Hub to manage all aspects of their experience. Our user interface is elegant and intuitive and is backed by our powerful technology infrastructure that enables access and functionality on the go.
•Trust and safety. Our platform and community are built on trust and safety. Our robust platform facilitates secure transactions and interactions with guests. All trips on our platform include protection against third-party liability, providing hosts with peace of mind. In addition, guests are screened at checkout, and our proprietary Turo Risk Score has influenced fees charged to each trip in the United States since April 2020 in order to mitigate unsafe behavior. We also offer the ability for the community to provide ratings and reviews to increase the trust in using our platform.
•Support. Hosts benefit from the variety of support services we offer. We provide hosts with the tools to grow on our platform, including advanced analytics and marketing and advertising support. Hosts value the support of the close-knit community of fellow hosts that we foster on our platform. We also offer customer support in the United Kingdom and France, 24/7 customer support in the United States, Canada, and Australia, and access to roadside assistance for hosts and their guests to ease the process when the unexpected happens. We continually invest in product innovation designed to deliver a seamless experience for hosts.
Our guests
Over 3.2 million active guests booked over 22.2 million Days on our platform in the twelve months ended June 30, 2023. In the twelve months ended June 30, 2023, our active guests traveled approximately 2.0 billion miles on our platform. We serve their unique needs across a broad spectrum of use cases, including:
•Local getaways
•Destination vacations
•Business travel
•International travel
•Car replacement

•Flexible month-to-month access
•Hyperlocal, instant access
•Try-before-you-buy extended test drives
•Dream drives in luxury, exotic, and classic cars
•Upgraded trips with upscale cars
•Outdoor adventures in camper and conversion vans
•Moving and running errands in trucks and vans
How our platform supports guests
Our platform provides several capabilities designed to best serve our guests:
•Inspiration and discovery. Many guests come to our platform to get inspired. We make it easy to search vehicles based on type, location, availability, ratings and reviews, and even use case, enabling guests to discover the perfect vehicle for any occasion. In May 2023, we also launched a plug-in on OpenAI’s ChatGPT natural language artificial intelligence, or AI, system, providing its paid subscribers with the opportunity to receive personalized transportation recommendations through the use of the Turo GPT-4 plug-in. By describing potential travel plans, guests can unlock a personalized list of recommended vehicles that best fit their criteria.
•Secure booking. Guests book and pay for trips directly through our platform. Our booking flow is simple and easy to navigate, providing guests with clarity and visibility into cost, Extras, and “rules of the road.” Guests are able to quickly upload their profile photo, driver’s license, phone number, and preferred payment method in a secure environment.
•Trips. Guests can view their upcoming and past trips within our app and can extend a trip or even rebook a favorite vehicle based on past activity. Guests can also check in and out of their trips seamlessly in-app and, for many makes and models, can access and unlock the vehicle right from our app using Turo Go, a feature that leverages remote unlocking technology to enable contactless interactions.
•Messaging. Guests can securely and directly message their host within our app. Arranging pick-up, delivery, or other details within the app provides protection to both our guests and our hosts and creates a positive experience for both.
•Support. We provide access to detailed frequently asked questions, or FAQs, as well as the ability to report damage or request roadside assistance, directly through our website or app. We also provide clear instructions on how to change or cancel a trip and arrange delivery, as well as other policies to enhance the guest experience.
Benefits to guests
•Access and availability. Guests benefit from access to a vehicle when and where they want it, without the need for ownership. Our hosts offer vehicles in tens of thousands of locations across a broad geographic footprint, and guests have the option to have vehicles delivered to their doorstep. Without the traditional limitations of a physical retail or parking footprint, vehicles shared by hosts can be found broadly throughout the geographies in which Turo is available — nearly every block in some neighborhoods — corresponding to thousands of vehicle options that can be accessed wherever guests need them, including in remote destinations. On our platform, guests can access an extraordinary variety of makes and models, including unique vehicles found on no other platform.
•Choice. Our hosts offer an extraordinary selection of vehicles for guests, with over 1,500 makes and models available on our platform as of June 30, 2023. The extensive selection of vehicles offered by our hosts far surpasses the selection offered by rental companies. With Turo, the car you book is the car you get, whereas with rental car companies, the car you get is often whatever car they have in stock within the category you selected when booking. We support a diversity of use cases, ranging from a truck to help on moving day, to a swanky exotic for a luxurious weekend away, to a classic cruiser for a picture-perfect road trip, or an economical commuter car to help you get where you’re going.

•Trust and safety. Guests can rely on our trusted platform. We have a secure payments network and a robust technology suite to coordinate safe interactions with hosts. Insurance is included for all trips with hosts if an accident with a third party does occur.
•Personal experience. For guests, booking with a host is engaging with a real individual, someone with a shared passion, hobby, or interest in the vehicles they offer. Hosts may offer local restaurant recommendations and must-see destinations to their guests, adding an extraordinary personal touch that is distinct from other transportation options that offer commodity vehicles owned by big corporations. This authentic, personal experience improves repeat usage and promotes evangelization of our community.
•Seamless experience. Guests can access a hassle-free experience through our marketplace. Guests can book a vehicle, delivery, and Extras in minutes through the elegant user interface on our app or web platform. Search and discovery, booking, and payment are all easy to navigate on our platform. Our powerful app and technology platform drive the entire experience from booking to coordination to support.
Benefits to local communities and the environment
•Economic activity. As members of their local communities, hosts increase their income and spending power from bookings generated on our platform. By empowering hosts and enabling guests to access vehicles in their local communities, we help to perpetuate cycles of community investment and growth. A 2021 study we commissioned by The Center for Growth and Opportunity at Utah State University that evaluated over 1.5 million transactions across eight states plus Washington, D.C. found that Turo is disproportionately used by guests from minority neighborhoods, which benefits those local communities.
•Broad access. Our platform is accessible to a broad range of guests, including those who may have traditionally struggled to afford a vehicle. The availability of Turo reduces car ownership dependency for these guests, who are better served by access to short-term car sharing rather than by making costly monthly payments to own or lease vehicles. Hosts who want to own a car, but might not otherwise be able to afford one, can offset the costs of car ownership by sharing their vehicle with neighbors in, or travelers to, their community.
•Environmental stewardship. We enable vehicle access on an as-needed basis to avoid the unnecessary environmental impact of every consumer striving to own a vehicle or multiple vehicles. Since April 2021, Turo has been committed to neutralizing the emissions created by our marketplace by investing in greenhouse gas reduction projects. For every trip, we make an investment in projects addressing transportation and industrial emissions and agriculture forestry initiatives to reduce greenhouse gases worldwide. Also, by offering access to a selection of energy-efficient vehicles, we contribute to sustainable vehicle use in local communities and help drive the adoption of electric vehicles. As of June 30, 2023, electric vehicles represented 8% of Turo vehicle listings. This ongoing work has been verified by a third party, SCS Global Services, earning Turo a carbon neutral certification for offsetting 100% of annual 2022 greenhouse gas emissions, including emissions from vehicles during trips, waste produced by Turo offices, and even vehicle use for employee commutes.
The Turo flywheel effect
Our platform benefits from the self-reinforcing value proposition between hosts and guests. Hosts are engaged with our brand and platform due to the unique income generation opportunity we provide, and they become increasingly engaged as they earn more. As existing hosts grow and new hosts join, our value proposition to guests strengthens as guests have access to a more unique selection of vehicles in more locations. The unique inventory of vehicles not available anywhere else, along with the seamless experience we offer guests, spurs organic, word-of-mouth growth, and repeat behavior. Growth in demand leads to greater income opportunities for our hosts, which further strengthens our host value proposition and, in turn, encourages existing hosts to grow and new hosts to join. As we scale and continue improving our offering, our guests book more trips which we leverage to generate data that powers our machine learning algorithms, such as data-driven pricing, search results ranking, and vehicle recommendations. These algorithms improve our host and guest experience and make our business more profitable, resulting in reinvestments to further improve host and guest experience and propel growth.
Capitalizing on the shift in consumer travel and transportation preferences
We believe the effects of the COVID-19 pandemic and supply chain shortages accelerated the adoption of our platform and transition from other transportation services. We enable a variety of trip lengths and trip types, providing a platform guests can rely on for all types of transportation. Our marketplace has proved to be resilient and dynamic as consumer travel and transportation preferences have shifted to favor access to mobility solutions that meet their particular needs. The increase in car-based travel during the COVID-19 pandemic turbocharged our growth in awareness and market penetration. A large number of guests were introduced to Turo for the first time, and we believe many will become loyal return guests through their experience on our platform.
Liability protection included
We have pioneered the offering of protection plans for hosts and guests that are seamlessly integrated into the Turo experience. Protection plans provide hosts with peace of mind to offer their vehicles on our platform and allow their guests to drive with the confidence of knowing they have liability protection from third parties through products provided by insurance companies or companies that offer regulated financial risk products. We have made the ability to obtain protection easy, simple, and seamless for both hosts and guests. In the United States, Canada, France, and the United Kingdom, all trips provided by hosts are automatically insured by one of our third-party insurance providers. In Australia, all trips include protection from legal liability through a regulated financial risk product known as discretionary risk protection. We reimburse the host for eligible repairs up to the actual cash value of the car, or $200,000 (in the United States), whichever is the lesser amount, subject to the terms of each plan. Similarly, all guests in the United States automatically receive at least the state-required financial responsibility limits (sometimes called “state minimum insurance”) with trips booked with hosts, regardless of whether they select a protection plan or not. Where peer-to-peer car sharing statutes or permits require greater coverage limits, those are provided on trips as applicable.
Turo Risk Score
Every trip booked on our platform in the United States since April 2020 automatically generates a proprietary Turo Risk Score, which we use to promote responsibility and trust within our community. As of June 30, 2023, we have collected data from over 56 million Days, 17 million transactions, 5 billion miles driven, and 10 years of claims data since inception to inform our proprietary Turo Risk Score algorithms and use more than 50 data inputs per transaction. We leverage insights from this data to control for fraud, manage risk, and customize Marketplace Fees. We believe this contributes to better access for all trips, expanding the economic opportunity for hosts, and garnering deeper loyalty from the members of our community. The more trips taken, the better we are able to refine our algorithms and continuously improve the accuracy of the Turo Risk Score to drive actionable insights that inform fees, inventory adjustments, trust and safety practices, and more.
Large market opportunity
Transportation is one of the largest household expenses — in 2021, households in the United States alone spent almost $11,000 per year on their mobility needs, according to the U.S. Bureau of Transportation Statistics. We are the pioneer in peer-to-peer car sharing and we are helping to drive the global transition to a new world of mobility, which will make transportation more convenient, accessible, and economical. We have a substantial market opportunity in the growing car sharing economy. We view our revenue opportunity in terms of a serviceable addressable market, or SAM, which we believe we can address today, and a total addressable market, or TAM, which we believe we can address over the longer term. These market opportunity estimates are based on revenue potential and involve a number of estimates and assumptions, which are discussed in more detail below.
Serviceable Addressable Market (SAM)
We estimate our current SAM to be $124 billion, reflecting the revenue we could earn on our platform by monetizing the 862 billion miles from long-duration trips, which we define as trips of greater than 30 miles, in the United States, Canada, the United Kingdom, France, and Australia, which are the countries in which we operate on a peer-to-peer basis today. To calculate our SAM estimate, we apply the average percentage of our fees per trip to long-duration trip costs. We derive the long-duration trip costs by multiplying annual passenger vehicle miles traveled for long-duration trips by our estimated guest cost per allotted mile of $0.38, $0.30, $0.37, $0.37, and $0.37 for the United States, Canada, the United Kingdom, France, and Australia, respectively, based on historical prices, fees, and fuel costs. We define allotted miles as the mileage included in a trip, rather than the miles actually driven. We derive the number of passenger vehicle miles in our SAM by available country-level estimates of passenger vehicle miles traveled per car, based on data included in reports issued in 2021 by the International Road Federation, Geneva Switzerland (©IRF, 2021 World Road Statistics). We estimate that guests traveled approximately 1.8 billion miles on our platform in 2022, implying a less than 1% penetration rate of our SAM.

Total Addressable Market (TAM)
We estimate our TAM to be $188 billion, using the same methodology as our SAM, including the potential opportunity from countries in Europe, Latin America, the Middle East, and South Africa as adjusted for the Organisation for Economic Co-operation and Development’s estimates of purchasing power parity, which is a given country’s purchasing power relative to U.S. purchasing power and utilizes cost adjustments relative to the United States, Canada, the United Kingdom, France, and Australia and exchange rates as of 2022. Over time, we believe that guests may increasingly use our peer-to-peer car sharing platform for trips greater than 30 miles as the cost of such trips, and ultimately the degree to which individuals choose to own their own vehicles, declines. As with SAM, we have excluded short-duration trips from our TAM to provide a more conservative view of our long-term opportunity. We estimate that our $188 billion TAM includes $96 billion in North America, $59 billion in Europe, and $33 billion in the rest of the world (which consists of selected countries in which we believe we have a medium- to long-term opportunity to onboard hosts).
Our competitive strengths
•Unique, exclusive inventory. As of June 30, 2023, the vast majority of the over 350,000 active vehicle listings on our platform are available only on our platform, up 24% year over year. The diversity, breadth, and depth of our platform make us highly differentiated from competing offerings.
•Marketplace density. Without the traditional limitations of a physical retail or parking footprint, vehicles shared by hosts can be found broadly throughout the geographies in which Turo is available, on nearly every block in some neighborhoods, corresponding to thousands of vehicle options.
•Compelling value. We offer a better economic value than many other transportation solutions. For example, the cost per mile of owning a medium-sized sedan in the United States that is driven 15,000 miles per year was approximately $0.69 per mile in 2022, including fuel, license registration and taxes, insurance, maintenance, and financing costs, according to AAA. The same vehicle would cost guests only approximately $0.20 per mile on Turo, after including incidentals and fees but excluding sales tax, based on 2022 data.
•Innovative, custom-built platform. We have purposely built our technology infrastructure and app to empower hosts and guests with specific features to directly address their needs. For hosts, our robust offering provides an entrepreneurial platform to build their businesses. Guests benefit from seamless apps to search, discover, book, and experience a vehicle when they need it.
•Proprietary data and machine learning driven insights. Our proprietary data gleaned from well over a billion driving miles and millions of trips since inception allows us to develop and refine our proprietary Turo Risk Score, continuously improve our offering, provide personalization, and optimize the economics in an intelligent manner.
•Engaged community and powerful brand. The uniqueness of our offering has created strong brand advocates who are loyal to our platform, drive word-of-mouth growth, and take repeat trips with increasing frequency. In 2022, approximately 79% of our site traffic was organic and approximately 48% of Days were generated from bookings by repeat guests.
•Culture and team. We have a world-class team and culture aligned around our mission to put the world’s 1.5 billion cars to better use. For example, our CEO is one of our All-Star Hosts with a decade of activity on our platform. Our culture has received numerous recognitions externally and contributes to our ability to attract and retain premier talent across functions including product, engineering, marketing, sales, and government relations.
Our growth strategy
Key elements of our growth strategy include:
•Innovate on our platform. We intend to continue to invest in our technology platform to make the complicated aspects of engaging with the marketplace dramatically easier. As we invest in our platform, we intend to make it easier for hosts to list their vehicles, automate pricing and onboarding workflows, and even provide assistance with vehicle management and suggested maintenance through our software.
•Grow supply and unlock new use cases. We intend to invest in research and development to continue introducing new features and services for hosts that make it easier for them to grow their income and operate profitably on our platform. In addition, we plan to invest in sales and marketing to expand our supply globally and across more vehicle categories and use cases. Our long-term vision is to drive a profound behavior shift that moves all the underutilized vehicles out of their garages and onto our platform.
•Grow and deepen guest engagement. We intend to invest in research and development to continue introducing new features and services for guests that make it easier and more convenient for them to book from the widest selection of vehicles. Our long-term vision is to become guests’ go-to platform to book the perfect vehicle for any occasion.
•Expand internationally. We plan to enter new international markets with the vision of being a truly global platform. Over time, we plan to enter new markets to deliver our value proposition to hosts and guests in more markets worldwide, and further develop the strength of an interconnected, global network.
•Pursue additional strategic acquisitions and partnerships. We aim to pursue strategic acquisitions and partnerships to offer our hosts and guests services and features that we do not currently offer in-house. We intend to build on the strong relationships we have developed with many constituents in our ecosystem to expand our market opportunity, enhance our capabilities, and increase the value of our platform.
Risk factors summary
There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section titled “Risk factors” following this prospectus summary. If any of these risks actually occur, our business, reputation, financial condition, or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:
•If we fail to retain existing hosts and guests, increase existing host vehicle listings and guest bookings, or add new hosts and guests, or if hosts fail to provide high-quality, as-advertised vehicles and services, our business, results of operations, reputation, and financial condition would be materially and adversely affected.
•Our financial results may fluctuate from quarter to quarter and year over year, which makes our future results difficult to predict.
•We have a history of net losses, anticipate increasing our operating expenses in the future, and may not achieve or maintain profitability in the future.
•We may be found to be subject to liability for the activities of hosts and guests, which could harm our reputation, increase our operating costs, and materially and adversely affect our business, results of operations, and financial condition.
•The market in which we participate is highly competitive and continually and rapidly evolving, and we may be unable to compete successfully with our current or future competitors.
•The market for online platforms for peer-to-peer car sharing is relatively new and rapidly evolving. If we fail to predict the manner in which our market develops, or if peer-to-peer car sharing does not achieve global acceptance, our business, results of operations, and prospects may be materially and adversely affected.
•Our workforce and operations have grown substantially since our inception, and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.
•The impact of adverse or changing economic conditions, including the resulting effects on consumer spending, may adversely affect our business, financial condition, and results of operations.
•Our business has experienced adverse impacts from the COVID-19 pandemic, and these adverse impacts may continue in the future.
•Our business is subject to substantial regulation and may be found to be subject to a multitude of potential additional legal and regulatory frameworks, including those related to insurance and taxation, that are constantly evolving, and any unfavorable changes or negative court interpretations of these regulations or frameworks, failure by us to comply, or incompatibility with these and other legal and regulatory requirements could have an adverse effect on our business.
•The insurance coverage, discretionary risk protection, and other elements of protection plans afforded to hosts and guests may be inadequate, which could adversely affect our business, results of operations, and financial condition.
•Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and results of operations or the effectiveness of internal controls over financial reporting.
•If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.
Corporate information
We were incorporated as RelayRides, Inc. in Delaware in August 2009. In March 2016, we formally changed our name to Turo Inc. Our principal executive offices are located at 111 Sutter Street, Floor 12, San Francisco, California 94104. Our telephone number is (415) 965-4525. Our website address is turo.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
The Turo design logos, “Turo,” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Turo Inc. Solely for convenience, our trademarks, tradenames, and service marks referred to in this prospectus appear without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames, and service marks. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.
Implications of being an emerging growth company
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;
•reduced obligations with respect to financial data, including presenting only two years of audited financial statements in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements;
•exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved; and
•an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock in this offering. However, if certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer,” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, with at least $700.0 million of equity securities held by non-affiliates as of the prior June 30; (ii) our total annual gross revenue exceeds $1.235 billion; or (iii) we issue more than $1.0 billion of non-

convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
For risks related to our status as an emerging growth company, see the section titled “Risk factors — Risks related to this offering and ownership of our common stock — We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares of common stock offered by us	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares from us.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock in full)

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $          million (or approximately $          million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our shares of our common stock by the selling stockholders in this offering.
We intend to use the net proceeds we receive from this offering to satisfy all of our anticipated tax withholding and remittance obligations related to the settlement of certain outstanding restricted stock units, or RSUs. We intend to use the remaining net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. See the section titled “Use of proceeds” for additional information.

Concentration of ownership	Following this offering, our executive officers, directors, and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will hold, in the aggregate, approximately % of our outstanding capital stock (or % of our outstanding capital stock following this offering if the underwriters exercise their option in full to purchase additional shares of common stock). See the section titled “Principal and selling stockholders” for additional information.

Directed share program
At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale at the initial public offering price through a directed share program to:
•Eligible hosts; and
•Certain individuals identified by our officers and directors.
Eligible hosts consist of hosts who have met the performance criteria to become All-Star Hosts, reside in the United States, the United Kingdom, France, or Australia, and had, between January 1, 2023 and July 31, 2023, completed at least one trip as a host, and as of July 31, 2023, had at least 95% of rated trips earn five stars. Hosts in the United Kingdom, France, and Australia must also meet certain earnings thresholds over the same time period to be eligible.
The number of shares of our common stock available for sale to the general public will be reduced to the extent that these individuals purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See the section titled “Underwriters — Directed share program” for additional information.

Risk factors	See the section titled “Risk factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed New York Stock Exchange trading symbol	“TURO”
The number of shares of our common stock that will be outstanding after this offering is based on 215,237,045 shares of our common stock (including (a) shares of our redeemable convertible preferred stock on an as-converted basis and (b) the net issuance of            shares of our common stock subject to RSUs, for which the time-based condition was satisfied as of                , 2023, and for which we expect the liquidity-based vesting condition to be satisfied upon the effectiveness of our registration statement related to this offering (after withholding                 shares of our common stock subject to RSUs to satisfy associated estimated income tax obligations at an assumed tax withholding rate of      %, which is the estimated blended tax rate based on individual tax elections made by such RSU holders), or the RSU Settlement) outstanding as of June 30, 2023, and excludes:
•27,148,275 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2023, with a weighted-average exercise price of $4.05 per share;
•16,205,092 RSUs covering shares of our common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of June 30, 2023, for which the liquidity-based vesting condition was not yet satisfied as of June 30, 2023 (we expect that vesting of certain of these RSUs through                , 2023 will result in the net issuance of                 shares of our common stock in connection with this offering, after withholding                 shares of common stock to satisfy associated estimated income tax obligations at an assumed      % tax withholding rate, which is the estimated blended tax rate based on individual tax elections made by such RSU holders);
•526,919 RSUs covering shares of our common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions granted after June 30, 2023, for which the liquidity-based vesting condition was not yet satisfied as of June 30, 2023;
•up to $22.1 million of shares of our common stock issuable upon the exchange of securities issued in connection with our acquisition of OuiCar SAS, or OuiCar, and outstanding as of June 30, 2023;
•          shares of our common stock reserved for future issuance under our 2023 Equity Incentive Plan, or 2023 Plan, including          new shares plus the number of shares (not to exceed          shares) underlying outstanding stock awards granted under our 2010 Equity Incentive Plan, or 2010 Plan, or 2020 Equity Incentive Plan, or 2020 Plan, that expire, or are forfeited, canceled, withheld, or reacquired; and
•          shares of our common stock reserved for future issuance under our 2023 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering.
Our 2023 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive compensation — Employee benefit and stock plans” for additional information.
Unless otherwise indicated, the information in this prospectus assumes:
•a     -for-1 reverse stock split of our common and preferred stock to be effected prior to the consummation of this offering;
•the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•the automatic conversion of 169,952,096 shares of our redeemable convertible preferred stock outstanding as of June 30, 2023 into 183,768,391 shares of our common stock immediately prior to the completion of this offering;
•the RSU Settlement;
•the issuance of an aggregate of          shares of common stock pursuant to a warrant held by IAC Inc., or the IAC Warrant, in connection with this offering, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•no exercise by the underwriters of their option to purchase up to an additional          shares of our common stock in this offering.

Summary consolidated financial and other data
The following tables summarize our consolidated financial and other data. The summary consolidated statements of operations data for the years ended December 31, 2019, 2020, 2021, and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2022 and 2023 and the consolidated balance sheet data as of June 30, 2023 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. You should read the following summary consolidated financial data together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Share and per share data in the table below does not reflect the          -for-1 reverse stock split, which will occur prior to the consummation of the offering.The summary consolidated financial data in this section is not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands, except per share amounts)
Consolidated statements of operations data:
Net revenue	$141,689	$149,905	$469,047	$746,592	$333,056	$408,630
Costs and expenses
Cost of net revenue(1)	97,598	96,716	199,988	341,510	156,359	195,721
Operations and support(1)	15,400	13,082	33,546	64,286	27,930	37,987
Product development(1)	26,649	17,749	33,269	55,082	23,358	34,443
Sales and marketing(1)	57,845	20,037	52,713	111,297	45,066	62,218
General and administrative(1)	49,428	58,039	102,975	140,597	63,667	78,660
Total costs and expenses	246,920	205,623	422,491	712,772	316,380	409,029
(Loss) income from operations	(105,231)	(55,718)	46,556	33,820	16,676	(399)
Other income and (expense), net
Change in fair value of redeemable convertible preferred stock warrant	5,181	(41,934)	(85,238)	50,724	59,244	(28,177)
Interest income	1,770	936	22	5,317	235	8,424
Other income and (expense), net	(232)	(281)	(616)	566	(95)	244
Other income and (expense), net	6,719	(41,279)	(85,832)	56,607	59,384	(19,509)
(Loss) income before provision for income taxes	(98,512)	(96,997)	(39,276)	90,427	76,060	(19,908)
Provision for (benefit from) income taxes	47	86	1,106	(64,237)	1,743	3,010
Net (loss) income	$(98,559)	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Add: net loss attributable to non-controlling interests	—	—	—	870	110	695
Net (loss) income for Turo Inc.	(98,559)	(97,083)	(40,382)	155,534	74,427	(22,223)
Deemed dividend attributable to tender and repurchases of preferred stock	(17,081)	—	—	(653)	—	—
Adjustments to redemption value for redeemable non-controlling interests	—	—	—	(22,197)	(21,507)	(332)
Undistributed earnings attributable to participating securities	—	—	—	(119,184)	(50,535)	—

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands, except per share amounts)
Net (loss) income attributable to Turo Inc. common stockholders(2)	$(115,640)	$(97,083)	$(40,382)	$13,500	$2,385	$(22,555)
Net (loss) income per share attributable to Turo Inc. common stockholders:
Basic(2)	$(4.21)	$(3.80)	$(1.37)	$0.43	$0.08	$(0.71)
Diluted(2)	$(4.21)	$(3.80)	$(1.37)	$(1.13)	$(1.62)	$(0.71)
Weighted-average number of shares outstanding attributable to Turo Inc. common stockholders:
Basic(2)	27,452	25,555	29,380	31,265	31,067	31,555
Diluted(2)	27,452	25,555	29,380	32,875	34,286	31,555
Pro forma net (loss) income per share
Basic(3)
Diluted(3)
Weighted-average shares used in computing pro forma net (loss) income per share
Basic (unaudited)(3)
Diluted (unaudited)(3)
_________________
(1)Amounts include stock-based compensation expense as follows:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands)
Cost of net revenue	$607	$204	$1,025	$590	$297	$289
Operations and support	92	142	110	188	96	81
Product development	3,140	2,281	4,779	4,942	2,608	2,214
Sales and marketing	669	827	983	988	519	431
General and administrative	4,126	5,219	7,495	11,905	5,552	6,130
Total	$8,634	$8,673	$14,392	$18,613	$9,072	$9,145
(2)See Notes 1 and 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net (loss) income per share and the weighted-average number of shares used in the computation of the per share amounts.
(3)The pro forma net (loss) income per share, basic and diluted, and weighted-average shares used in computing pro forma net (loss) income per share, basic and diluted reflects (a) the automatic conversion of an aggregate of 169,952,096 shares of our outstanding redeemable convertible preferred stock into 183,768,391 shares of common stock immediately prior to the completion of this offering, (b) the net issuance of           shares of our common stock upon the RSU Settlement, and (c) the issuance of an aggregate of          shares of common stock pursuant to the IAC Warrant in connection with this offering, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus.

	As of June 30, 2023
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$276,047	$	$
Working capital(4)	55,612
Total assets	860,875
Redeemable convertible preferred stock warrant liability	123,424
Redeemable non-controlling interest	4,237
Redeemable convertible preferred stock	471,264
Additional paid-in capital	63,355
Accumulated deficit	(321,809)
Total stockholders’ (deficit) equity	(258,276)
__________________
(1)The pro forma column in the balance sheet data above reflects (a) the automatic conversion of an aggregate of 169,952,096 shares of our outstanding redeemable convertible preferred stock into 183,768,391 shares of common stock immediately prior to the completion of this offering, (b) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of $           associated with the RSU Settlement, (c) the net issuance of           shares of our common stock upon the RSU Settlement, (d) a liability of $          million to satisfy a portion of the anticipated tax withholding and remittance obligations related to the RSU Settlement, (e) the issuance of an aggregate of          shares of common stock pursuant to the IAC Warrant in connection with this offering, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and (f) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering.
(2)The pro forma as adjusted column further reflects the receipt of $          million in net proceeds from our sale of          shares of common stock in this offering at an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.
(3)Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, working capital, total assets, and total stockholders’ (deficit) equity by $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, working capital, total assets, and total stockholders’ (deficit) equity by $          million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.
(4)Working capital is defined as current assets less current liabilities.
Key business metrics
In addition to the measures presented in our consolidated financial statements included elsewhere in this prospectus, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way. Our key business metrics include the results of OuiCar beginning upon our acquisition of OuiCar in May 2022.

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in millions, unless otherwise noted)
Days(1)	4,675	3,825	10,917	19,149	9,187	12,253
Gross Booking Value	$351.6	$335.9	$1,256.4	$2,061.0	$1,023.4	$1,218.7
__________________
(1)In thousands.
Days
We define Days as total days for each vehicle booked by our guests on our platform in a given period of measurement, net of days canceled in that period. We believe Days is a key business metric to help investors and others understand and evaluate our results of operations in the same manner as our management team, as it represents a unit of transaction volume on our platform.

Gross Booking Value
We define Gross Booking Value, or GBV, as the total value of Days booked on our platform, including reimbursable expenses owed to the host by the guest, applicable pass through taxes, and other fees required to be remitted to local authorities, which are excluded from net revenue. GBV is driven by the number of Days and price per Day or price per booking, as applicable. Revenue from bookings is recognized at the time of check-in for the reservation or over the duration of the trip; accordingly, GBV is a leading indicator of net revenue.
For additional information about our key business metrics, see the section titled “Management’s discussion and analysis of financial condition and results of operations — Key business metrics.”
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures help us to evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance and assist in comparisons with other companies, some of which use similar non-GAAP financial measures to supplement their GAAP results. The non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered as a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. Because of these limitations, we consider, and you should consider, our non-GAAP financial measures alongside other financial performance measures presented in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided below. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures contained below and in the section titled “Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures.”
The following table summarizes our non-GAAP financial measures, along with the most directly comparable GAAP measure, for each period presented below.

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands, except percentages)
Gross profit	$44,091	$53,189	$269,059	$405,082	$176,697	$212,909
Contribution (loss) profit	$(27,094)	$17,282	$176,188	$216,006	$95,964	$103,426
Gross margin	31.1%	35.5%	57.4%	54.3%	53.1%	52.1%
Contribution margin	(19.1)%	11.5%	37.6%	28.9%	28.8%	25.3%
Net (loss) income	$(98,559)	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Adjusted EBITDA	$(91,621)	$(38,050)	$81,135	$79,663	$35,499	$17,366
Contribution profit (loss) and contribution margin
We define contribution profit (loss) as our gross profit less our (a) operations and support (excluding stock-based compensation expense), (b) sales and marketing expense attributable to customer acquisition, including media spend, sales, headcount costs (excluding stock-based compensation expense), and marketing promotions, and (c) chargebacks, bad debt expense, and trust and safety verifications included in general and administrative expense, plus (i) stock-based compensation expense included in cost of net revenue, and (ii) amortization of internal-use software included in cost of net revenue. We define contribution margin as contribution profit (loss) as a percentage of net revenue for the same period. We use contribution profit (loss) and contribution margin as indicators of the economic impact of a new booking on our platform as it captures the direct expenses attributable to a new booking on our platform and the cost it takes to generate revenue. While certain contribution profit (loss) adjustments may not be non-recurring, non-cash, non-operating, or unusual, contribution profit (loss) is a metric our management and board of directors find useful, and we believe investors may find useful, in understanding the costs most directly associated with revenue-generating activities.

Contribution profit (loss) and contribution margin are non-GAAP financial measures with certain limitations regarding their usefulness, should be considered as supplemental in nature, and are not meant as substitutes for gross profit and gross margin, which are measures prepared in accordance with GAAP. For purposes of the non-GAAP financial measures, gross profit is defined as net revenue minus cost of revenue, each of which is presented on the consolidated statements of operations. Our definitions of contribution profit (loss) and contribution margin may differ from the definitions used by other companies in our industry and therefore, comparability may be limited. In addition, other companies may not publish these or other similar metrics. Further, our definition of contribution profit (loss) does not include the impact of certain expenses that are reflected in our consolidated statements of operations. Thus, our contribution profit (loss) should be considered in addition to, not as a substitute for, or in isolation from, gross profit prepared in accordance with GAAP. The following tables present reconciliations of gross profit to contribution (loss) profit and gross margin to contribution margin for each of the periods indicated:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands, except percentages)
Gross profit	$44,091	$53,189	$269,059	$405,082	$176,697	$212,909
Add: Stock-based compensation included in cost of net revenue	607	204	1,025	590	297	289
Add: Depreciation and amortization included in cost of net revenue	1,320	2,610	3,895	5,969	2,402	3,844
Less: Operations and support	15,308	12,940	33,436	64,098	27,834	37,906
Less: Customer acquisition costs	48,238	14,222	44,502	95,248	38,492	53,480
Less: Verification costs	4,552	4,136	9,593	13,888	6,200	7,906
Less: Chargebacks and bad debt expense	5,014	7,423	10,260	22,401	10,906	14,324
Contribution (loss) profit	$(27,094)	$17,282	$176,188	$216,006	$95,964	$103,426
Gross margin	31.1%	35.5%	57.4%	54.3%	53.1%	52.1%
Contribution margin	(19.1)%	11.5%	37.6%	28.9%	28.8%	25.3%
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that represents our net income or loss adjusted for (i) provision for income taxes; (ii) other income and (expense), net; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) impairment charges; (vi) certain legal, regulatory, and indirect tax reserves; and (vii) change in fair value of our redeemable convertible preferred stock warrant liability. We use adjusted EBITDA in conjunction with net income or loss, its corresponding GAAP measure, as a performance measure to assess our operating performance and operating leverage in our business. We also measure our adjusted EBITDA as a percentage of net revenue on a trailing 12-month basis in order to provide a longer-term view and account for seasonal fluctuations in our net revenue and associated profitability. The above items are excluded from our adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, or they are not driven by core results of operations, thereby rendering comparisons with prior periods and competitors less meaningful. We believe adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.
Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:
•Adjusted EBITDA does not reflect other income and (expense), net, which includes interest income on cash, cash equivalents, and restricted cash, net of interest expense, and gains and losses on foreign currency transactions and balances;

•Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect all cash requirements for such replacements or for new capital expenditure requirements;
•Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;
•Adjusted EBITDA does not reflect impairment charges, which primarily include lease and other asset impairments;
•Adjusted EBITDA excludes certain legal, regulatory, and indirect tax reserve changes and settlements resulting from matters unrelated to our core results of ongoing operations that would render comparisons with prior periods less meaningful. The timing and magnitude of the foregoing matters are unpredictable and thus not a part of management’s forecasting. These excluded amounts consist of (i) costs related to settlement of legal matters and (ii) reserves for the collection of indirect taxes largely based on historical periods or adverse positions from tax authorities that we do not expect to incur on a recurring basis; and
•Adjusted EBITDA excludes change in fair value of redeemable convertible preferred stock warrant liability.
The following is a reconciliation of adjusted EBITDA to the most comparable GAAP measure, net loss:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands)
Net (loss) income	$(98,559)	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Add (deduct):
Provision for (benefit from) income taxes	47	86	1,106	(64,237)	1,743	3,010
Other (income) and expense, net	(1,538)	(655)	594	(5,883)	(140)	(8,668)
Depreciation and amortization	1,551	3,023	4,188	9,143	2,988	6,180
Stock-based compensation expense	8,634	8,673	14,392	18,613	9,072	9,145
Impairment charges	539	1,816	48	—	—	—
Legal, regulatory, and indirect tax reserves	2,886	4,156	15,951	18,087	6,763	2,440
Change in fair value of redeemable convertible preferred stock warrant liability	(5,181)	41,934	85,238	(50,724)	(59,244)	28,177
Adjusted EBITDA	$(91,621)	$(38,050)	$81,135	$79,663	$35,499	$17,366
For additional information about these non-GAAP financial measures and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures.”

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.
Risks related to our business and industry
If we fail to retain existing hosts and guests, increase existing host vehicle listings and guest bookings, or add new hosts and guests, or if hosts fail to provide high-quality, as-advertised vehicles and services, our business, results of operations, reputation, and financial condition would be materially and adversely affected.
Our business depends on hosts establishing and maintaining their vehicle listings on our platform and engaging in practices that encourage guests to book those vehicles, including increasing the number of days that are available to book, providing timely responses to inquiries from guests, honoring reservations, and offering a variety of desirable, well-maintained, and differentiated vehicles at competitive prices and with the convenience that meet and exceed the expectations of guests. These practices are outside of our direct control. If not enough hosts establish or maintain a sufficient number of attractive listings for readily available vehicles, the number of trips booked declines, the price charged by hosts fails to optimize revenue yield, the quality, maintenance, cleanliness, or safety of the vehicles our hosts list declines, or there is a mismatch between the location of inventory and where guests want to book vehicles, our revenue would decline and our business, results of operations, reputation, and financial condition would be materially and adversely affected. In addition, hosts may be unable to list their vehicles or may be required to temporarily or permanently remove their vehicles from our platform due to safety recalls by manufacturers or delays in repair or maintenance, including as a result of supply chain shortages, such as the ongoing global semiconductor chip shortage.
Hosts manage, maintain, and control their vehicles and typically market them on our platform with no obligation to make them available to guests for specified dates and with no obligation to accept trip bookings from prospective guests. We have had hosts who chose to list their vehicles on our platform in one period and ceased to offer these vehicles in subsequent periods for a variety of reasons. For example, hosts may be concerned that the increased usage of their vehicles may negatively impact the resale value of their vehicles due to increased mileage, potential guest damage or lack of care to the standard of the host, or excessive wear and tear. In addition, a host’s active vehicle listings and earning potential depend on a number of factors, such as vehicle availability, demand in the host’s area, and economic conditions, including rising interest rates, limited availability of credit, economic uncertainty, and inflation. While we plan to continue to invest in our host community and in tools to assist hosts, these investments may not be successful in growing the number of hosts and listings on our platform. For example, our pricing engine, which enables hosts to estimate a fair price for their vehicle that maximizes their earning potential while also retaining the ability to set their own price, may not be accurate, or hosts may be unsatisfied with such tools. In addition, hosts may not establish or maintain listings if we cannot attract prospective guests to our platform and generate trip bookings from a large number of guests or if there is over-saturation of hosts in a particular area that causes downward pressure on the prices hosts are able to charge. We have in some markets experienced, and expect to continue to experience, host supply constraints. If we are unable to retain existing hosts or add new hosts, or if hosts decide to remove vehicle listings from our platform and instead list their vehicles with a competitor, we may be unable to offer a sufficient supply and variety of vehicles to attract guests to use our platform.
In addition, our business depends on guests booking trips on our platform. If we fail to retain existing guests because they elect to use a competitor’s platform, or if we are unable to sustain growth in the value of guest bookings or attract new guests to our platform, our business, results of operations, reputation, and financial condition would be adversely affected. A decrease in the number of guests or reduction in the value of trips booked on our platform may also result in host attrition if hosts are unable to realize sufficient value from bookings of their vehicles through our platform. Maintaining a balance between supply and demand between hosts and guests in any given area at any given time and our ability to execute operationally may be more important to service quality than the absolute size of our platform.
Moreover, we experienced an increase in the number of guests booking trips on our platform, and an improvement in the risk profile of the trips booked as the severity of the COVID-19 pandemic subsided in certain geographies. However, the effects of increased travel demand and supply chain shortages, as well as other macroeconomic conditions that inflated the price per Day on our platform in 2021 began to normalize in the second half of 2022. As such, we have generally experienced a decrease in price per Day since 2021 and we may experience decreases in price per Day in the future. If we experience reductions in the number of hosts, vehicles listed on our platform, or guests using our platform or increases in expenses to us from trips, or if our hosts are unable or unwilling to return to the same rate of listings in the near to immediate term, our business, results of operations, and financial condition would be adversely affected.
Our financial results may fluctuate from quarter to quarter and year over year, which makes our future results difficult to predict.
Our quarterly and annual financial results have fluctuated in the past and are expected to fluctuate in the future. In addition, our limited operating history and current scale of our business make it difficult to forecast our future results. You should not rely upon our past quarterly or annual financial results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:
•our ability to generate significant revenue from new offerings, or revisions to existing offerings, in which we have invested significant time and resources;
•changes in the prices hosts charge, which we do not control;
•our ability to maintain or grow our number of hosts and guests, and provide our hosts and guests with the experience or service they expect from us;
•adverse shifts in the distribution of the risk profiles of hosts, guests, vehicles, or trips, leading to increased costs for us and eroding satisfaction and retention of hosts and guests, as well as potential injury to our brand or public perception;
•our ability to secure, maintain, expand, and enhance our partnerships and relationships with third parties, including with insurance and risk protection providers, vehicle manufacturers, technology providers, marketing partners, and online travel search engines;
•our ability to secure, maintain, and enhance economically advantageous agreements with airports and other governmental or quasi-governmental entities;
•the success of our geographic expansions;
•the development and introduction of new offerings or promotions by our competitors;
•increases in, and adverse timing of, operating expenses that we may incur to grow and expand our operations and to remain competitive;
•costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;
•failures or breaches of security or privacy, and the costs associated with remediating any such failures or breaches, or the costs of compliance with quickly evolving security and privacy laws, as well as any injury to our brand or reputational capital due to such failures or breaches;
•litigation costs and adverse litigation outcomes such as detrimental judgments, settlements, or other court orders;
•changes in the legislative or regulatory environment or enforcement by any one or more government regulators, including fines, orders, or consent decrees and lobbying-related costs;
•fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•fluctuations in stock-based compensation expense, including the stock-based compensation expense that we expect to incur in connection with the RSU Settlement;
•general economic conditions in either domestic or international markets;
•the effects of macroeconomic pressures, such as inflation, rising interest rates, changes in consumer confidence and their resulting behavior, and the supply of competitive mobility offerings on our business, results of operations and financial condition, which fluctuate period to period;
•the extent to which use of our platform is affected by spyware, viruses, malware, phishing, spam emails, denial of service attacks, data theft, computer intrusions, ransomware attacks, account takeovers, and similar events; and
•reduced travel and increased cancellations, as well as changes in guest preferences for vehicle travel, due to events beyond our control such as health concerns, including the COVID-19 pandemic, other epidemics and pandemics, wars, terrorist attacks, regional hostilities, or the impact of climate change on travel, including fires, floods, severe weather, and other natural disasters, and the impact of climate change on seasonal destinations.
We have a history of net losses, anticipate increasing our operating expenses in the future, and may not achieve or maintain profitability in the future.
We have a history of net losses. We incurred net losses of $98.6 million, $97.1 million, $40.4 million, and $22.9 million in the years ended December 31, 2019, 2020, and 2021 and the six months ended June 30, 2023, respectively. While we generated net income of $154.7 million in the year ended December 31, 2022, we do not expect to continue to generate net income on a consistent basis in future periods. We expect our operating expenses to increase substantially in the foreseeable future as we implement initiatives designed to grow our business, including but not limited to acquiring new hosts and guests, growing partnerships and relationships with third parties, including with insurance providers, vehicle manufacturers, and online travel search engines, developing new or enhanced offerings, hiring additional employees, expanding internationally, and expanding our infrastructure. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Growth of our revenue may slow or revenue may decline for a number of possible reasons, including a decrease in our ability to attract and retain hosts and guests, failure to provide our hosts and guests with the experience or service they expect from us, failure to engage or capitalize on the value of partners, increasing competition, decreasing growth of our overall market, and an inability to quickly introduce new offerings that are favorably received by hosts and guests. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.
We may be found to be subject to liability for the activities of hosts and guests, which could harm our reputation, increase our operating costs, and materially and adversely affect our business, results of operations, and financial condition.
We may be found to be subject to liability for the activities of hosts and guests on our platform. For example, we have in the past received, and expect to continue to receive, complaints from hosts regarding damage to, or loss, theft, or impounding of, their vehicles and requests for damage reimbursement, and from guests regarding quality or serviceability of the vehicles, other safety and security issues, and actual or perceived discrimination in connection with hosts declining trips and requests for reimbursement of their trip fees, as well as actual or threatened legal action against us if no reimbursement or perceived incomplete reimbursement is made. In addition, some of our hosts may list or have listed vehicles on our platform in violation of their lease or financing agreements or personal automobile insurance policies, or in violation of applicable legal restrictions on subleasing. Hosts have in the past, and may in the future, deliver vehicles on private or governmental property without the authorization of the property owner. In the absence of a court order or contractual obligation, Turo does not verify that a pick-up or delivery location is authorized by a property owner. We do not screen vehicles for compliance with safety standards or whether they are legally registered to be driven on public roads, and it is possible that some of our hosts may list or have listed vehicles on our platform that fail to meet basic safety or legal requirements for a vehicle. Even if we detect and ban such vehicles or hosts from our platform, we may fail to detect if the host re-lists the vehicle or rejoins our platform. Our trust and safety checks and qualification procedures may not be capable of identifying all quality and safety issues, including safety recalls, and our systems are not designed to identify legal, quality, and safety issues that may occur after initial sign-up. Consequently, we could be and have been subject to liabilities incurred from local or state regulators and courts regarding the activities of hosts and guests on our platform or related legal, safety, and security issues.

We and our hosts and guests may further be subject to claims of liability based on traffic or motor vehicle violations or accidents, fatalities, injuries, property damage, or other similar incidents that are caused during or after a reservation booked on our platform, including by unauthorized drivers. These incidents may subject us to liability, which would increase our operating costs and materially and adversely affect our business, results of operations, and financial condition. Even if these claims do not result in liability to us or our hosts and guests, we could incur significant costs in investigating and defending against them, and such claims, if made public, could deter hosts or guests from continuing to use our platform. If we are found to be subject to liability or claims of liability relating to the acts of hosts or guests, or for failure to pay fees, fines, or taxes owed by them, we may be subject to negative publicity or other reputational harm, even if we are not found to be subject to such liability, and incur additional expenses, which could harm our business, results of operations, and financial condition.
The market in which we participate is highly competitive and continually and rapidly evolving, and we may be unable to compete successfully with our current or future competitors.
The market in which we participate is highly competitive and contains a significant diversity, number, and variety of types and sizes of competitors. All of the offerings that we provide may also be provided in part or in combination by other companies that currently, or may in the future, compete with us, including in the peer-to-peer car sharing, fleet-based car sharing, TNCs, and rental car sectors, as well as players currently outside those sectors. Our current or new competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our services. Increased competition could result in a reduction in our revenue and in the number of hosts and guests on our platform, or the loss of market share.
We compete to attract and retain hosts who share their vehicles on our marketplace, as hosts have other options should they choose to generate income from car sharing, may not be aware of peer-to-peer car sharing, its benefits, or the economic opportunities it provides, or may not be motivated to monetize their vehicles. We compete for motivated hosts based on many factors, including the amount of income they can generate on our platform, the ease of use of our platform, the Marketplace Fees we charge, host protection plans, and the strength of our brand.
We compete to attract and retain guests, as guests have a range of options to find and book vehicles. We compete for guests based on many factors, including the unique selection and availability of vehicles, the value and all-in cost of our offerings relative to other options, the convenience and locations of accessing our vehicles, our brand, the ease of use of our platform, the trust and safety our platform offers, and customer support.
We also compete generally with car ownership, car leasing, car subscription services, and a variety of transportation options that are focused on long-duration and long-distance trips, including public transit, railways, and airlines. While some customers may choose TNCs, taxis, or hourly rentals in lieu of peer-to-peer car sharing, these modes of transportation are better suited for short-term, short-duration trips. Our primary competitors are in the long-distance and long-duration automobile transportation space, including:
•Peer-to-peer car sharing competitors, such as Getaround and Avail in the United States, Hiyacar Limited and Getaround in the United Kingdom and France, and Uber Carshare in Australia (and in the future potentially in other markets in which we operate); and
•Car rental companies, such as Avis Budget Group, Inc., which operates Avis and Budget; Hertz Global Holdings, Inc., which operates Hertz, Dollar, and Thrifty; Enterprise Holdings, Inc., which operates Enterprise Rent-A-Car, National Car Rental, and Alamo Rent A Car; Fox Rent A Car; HyreCar Inc.; Silvercar, Inc.; Sixt Rent A Car, LLC; and rental options available through TNCs such as Uber Technologies, Inc. and Lyft, Inc. Some of these companies also offer, either directly or through subsidiaries, hourly or fleet-based car sharing solutions such as Zipcar, Inc., and Enterprise CarShare, AAA’s fleet-based car sharing solution Gig Car Share (operated by A3 Mobility LLC) in the United States, Communauto in Canada, and Virtuo Technologies Limited and Enterprise Car Club in the United Kingdom.
Some of our current or potential competitors, including the traditional car rental companies, are larger and have more resources than we do. Many of our competitors offer discounted services, incentives, or alternative pricing models or focus on a particular geographic location or market segment. Our competitors may also make acquisitions, expand geographically, or establish cooperative or other strategic relationships among themselves or with other complementary companies. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, more well-established regulatory environments and permitting regimes, larger marketing and lobbying or campaign contribution budgets, and preferential treatment by credit card insurance policies or personal insurance policies that may provide coverage to renters, which are not equally available to customers of peer-to-peer car sharing, as well as substantially greater financial, technical, and other resources. In addition, our current or potential competitors may have access to larger host or guest bases. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. Further, because of these advantages, existing and potential hosts and guests might accept our competitors’ offerings, even if they may be inferior to ours.
As we and our competitors introduce new offerings and as existing offerings evolve, we expect to become subject to additional competition. In addition, our competitors may adopt certain of our platform features or may adopt innovations that hosts and guests value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. For example, the emergence of enhanced generative AI capabilities could lead to increased competition from those able to deploy the technology effectively. Our competitors may be able to respond more quickly and devote more resources to develop such offerings. Increased competition could result in, among other things, reductions of the revenue we generate from the use of our platform, the number of hosts and guests, the frequency of use of our platform, and our margins.
For all of these reasons, we may not be able to compete successfully. If we lose existing hosts or guests, fail to attract or retain new hosts or guests, fail to provide our hosts and guests with the experience or service they expect from us, or are forced to make pricing concessions as a result of increased competition, our business, financial condition, and results of operations would be adversely affected.
The market for online platforms for peer-to-peer car sharing is relatively new and rapidly evolving. If we fail to predict the manner in which our market develops, or if peer-to-peer car sharing does not achieve global acceptance, our business, results of operations, and prospects may be materially and adversely affected.
The market for online car sharing platforms to connect guests with hosts is relatively new and unproven with little data or research available regarding the market and industry. It is uncertain whether this market will continue to develop or if our services will achieve and sustain a level of demand and market acceptance sufficient for us to generate meaningful revenue, net income, and free cash flow growth. Our success will depend to a substantial extent on the willingness of hosts to use an online platform for connecting with guests. Further, some hosts may be reluctant or unwilling to use an online platform for connecting with guests because of concerns regarding the cost structure, supply of available guests, tax or regulatory implications, data privacy and security concerns, adequacy of insurance coverage, compliance with restrictive provisions in lease or financing agreements, or possible damage to their vehicles or other property. Hosts may also be reluctant or unwilling to provide personally identifiable information, including their Social Security number or similar governmental identifying information, vehicle registration, and Vehicle Identification Number.
If hosts do not recognize the benefits of connecting with guests using our platform, then our market may not develop as we expect, or it may develop more slowly than we expect, either of which would significantly harm our business and results of operations.
In addition, our success will depend on guests’ use of our platform to book vehicles, which will depend on their willingness to use our platform and their belief in the integrity of our products and services. Guests may be reluctant or unwilling to use a platform and provide personally identifiable information, including credit card information and driver’s license details, or submit to background, credit, or other checks, which would significantly harm our business and results of operations. Guests may have concerns regarding the cost structure, data privacy and security (including payment security) concerns, or adequacy of insurance coverage. Further, guests may be reluctant to book vehicles containing telematics or monitoring devices accessible by hosts, Turo, or both, or to use our platform at all due to the perception of the use of such devices.
In addition, since we operate in an unproven and understudied market, we have limited insight into trends that may develop in the market and affect our business. We may make errors in predicting and reacting to other relevant business trends, which could harm our business. This uncertainty is exacerbated by the current system of regulations that govern the peer-to-peer car sharing market, which may not directly or appropriately address the new business models in the industry. These laws and regulations may be interpreted in a way that is unfavorable to our business or that may result in higher compliance or advocacy costs than we have planned for.
Further, while peer-to-peer car sharing has grown in popularity, it may not achieve global acceptance, particularly in regions where peer-to-peer car sharing may not be deemed attractive to hosts and guests due to cultural considerations. The attractiveness of our platform for hosts and guests is impacted by a number of factors, including the willingness of hosts to offer their vehicles on our platform, the willingness of guests to book trips on our platform in lieu of more traditional options, such as car rentals, or other alternatives, such as fleet-based car sharing and ride sharing, our ability to continue to extend our operating model internationally and offer localized services that are desirable to our hosts and guests, and our ability to offer cost-effective alternatives compared to traditional car rentals or other alternatives, such as fleet-based car sharing and ride sharing. Further, both hosts and guests may be reluctant or unwilling to use our platform because of concerns regarding their safety or the quality of the vehicles they book.
This uncertainty surrounding acceptance of peer-to-peer car sharing is exacerbated by the legacy system of laws and regulations that govern car sharing and car rentals, which generally did not anticipate the peer-to-peer car sharing industry, and may be interpreted negatively to limit, prohibit, or economically negate the value offered by peer-to-peer car sharing. If peer-to-peer car sharing does not achieve global acceptance, our growth could be limited, which could materially and adversely affect our business, results of operations, and prospects.
The impact of adverse or changing economic conditions, including the resulting effects on consumer spending, may adversely affect our business, financial condition, and results of operations.
Our business depends on the overall demand for vehicle bookings. Any significant weakening of the economy in the United States, Canada, Australia, or Europe or of the global economy, including more limited availability of credit, economic uncertainty, inflation, rising interest rates, and changes in consumer confidence and their resulting behavior, financial turmoil affecting the banking system or financial markets, bank failures, liquidity issues at financial institutions, increased unemployment rates, restrictions and reduction in domestic or international travel, fluctuations in the price or availability of gasoline, and other adverse economic or market conditions, may adversely impact our business and operating results. Global economic and political events or uncertainty, such as the military conflict involving Russia and Ukraine and economic sanctions imposed on Russia, may cause some of our current or potential hosts and guests to curtail their use of our platform. In addition, travel may be disproportionately impacted by a macroeconomic downturn, in response to which, including after the effects of the COVID-19 pandemic on the economy subside, hosts and guests may not use or spend on our platform at rates we expect, thus further reducing demand for vehicle bookings. These adverse conditions have in the past resulted, and could in the future result, in reductions in consumer spending, slower adoption of new technologies, and increased competition. We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally. In addition, increases in the price of gasoline or overall inflation may cause guests to decrease their travel or choose alternative or lower cost methods of transportation than our offering. Similarly, increasing awareness around the impact of travel on climate change may adversely impact the travel and hospitality industries and demand for our platform and services. If the conditions in the general economy deteriorate, our business, financial condition, and results of operations could be adversely affected.
We experience seasonal fluctuations in our business and financial results, which could cause our common stock price to fluctuate, make it difficult to forecast our future results, and make our results of operations and financial condition particularly susceptible to the effects of fluctuations during our peak periods.
Our overall business is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. In addition, each city and region where we operate has unique seasonality, events, and weather that can increase or decrease demand for our offering. Certain holidays can also have an impact on demand on the holiday itself or during the preceding and subsequent weekends. Typically, our second and third quarters experience higher revenue as this is the peak travel season in North America, the United Kingdom, and France. Our GBV typically follows the seasonality patterns of revenue. We recognize revenue when the trip occurs, and as a result, our net revenue, contribution profit (loss), and adjusted EBITDA tend to be stronger in the second and third quarters of the year. Our customer support costs also increase in the second and third quarters as we increase our staffing to handle increased activity on our platform in those periods.
In 2020, 2021, and 2022, we saw the COVID-19 pandemic and resulting macroeconomic effects, including on the travel and rental car industries, overwhelm the historical seasonality pattern in our Days, GBV, contribution profit (loss), contribution margin, and adjusted EBITDA as a result of shelter-in-place orders and changing travel preferences. Our rapid growth and the impact of the COVID-19 pandemic have made, and may continue to make, seasonal fluctuations difficult to predict. As our business matures, other seasonal trends may develop, or these existing seasonal trends may become more extreme. As such, we may not accurately forecast our results of operations. However, we base our spending and investment plans on forecasts and estimates, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors. In addition, any circumstance or occurrence that disrupts use of our platform during the peak season could have a disproportionately adverse impact on our results of operations or financial condition.

Our workforce and operations have grown substantially since our inception, and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.
Since our inception, we have experienced rapid growth. For example, the number of our full-time employees has increased from 143 as of December 31, 2016, to 922 as of June 30, 2023. We are committed to expanding our global operations. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, increase our costs, and negatively affect our results of operations. In addition, as our operations have expanded, our headcount has increased significantly over time, and we have increased reliance on third-party providers, which introduces additional complexities, including increasingly complex and expanding reporting structures. Our business is becoming increasingly complex, and this complexity and our rapid growth have demanded, and will continue to demand, substantial resources and attention from our management.
We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train, integrate, and manage additional qualified website developers, software engineers, account services personnel, government relations, legal and compliance personnel, and sales and marketing staff, and improve and maintain our technology to properly manage our growth. The San Francisco Bay Area continues to be a challenging recruiting market; overall, certain key roles and skillsets have been difficult to fill due to a competitive market and limited candidate pool, including but not limited to engineers, product managers, and design professionals. If our new hires do not perform as expected or take longer than expected to ramp up, if we are unsuccessful in hiring, training, integrating, and managing these new employees, or if we are not successful in retaining our existing employees, our business may be harmed.
Further, to accommodate our expected growth, we must improve and maintain our platform, technology, systems, and network infrastructure. Failure to effectively upgrade our technology or network infrastructure to support the expected increased traffic on our platform could result in unanticipated system disruptions, slow response times, or poor experiences for hosts and guests. To manage the expected growth of our operations and personnel and to support financial reporting requirements, we will need to improve our transaction processing and reporting, operational and financial systems, procedures, and controls. These improvements will be particularly challenging if we acquire new operations with different systems. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, it could adversely affect customer satisfaction and cause our expenses to grow disproportionately relative to our revenue, and our financial performance and future prospects will be adversely affected.
Host, guest, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent may undermine the trust and safety or perception of trust and safety of our marketplace and our ability to attract and retain hosts and guests, which could materially and adversely affect our reputation, business, results of operations, and financial condition.
We have no control over or ability to predict the actions of our hosts, guests, and other third parties, such as additional passengers in, or drivers of, vehicles booked on our platform, and therefore we cannot guarantee the safety of our hosts, guests, or any third parties. From time to time, we are subject to legal proceedings, including personal injury suits, claims, arbitrations, administrative proceedings, and government investigations or enforcement actions in the ordinary course of business. The actions of hosts, guests, and other third parties may result in fatalities, injuries, other bodily harm, assault, fraud, invasion of privacy, property damage, theft, including cases in which we are unable to recover the vehicle or in which parts are swapped for inferior parts, discrimination, harassment, and libel, among other negative impacts, which could create potential legal or other substantial liabilities for us, hosts, or guests. For example, hosts may incur and have incurred liability due to the unlawful actions of their guests or other third parties guests present in the vehicle, such as traffic violations or other legal violations and guests may incur and have incurred liability due to the unlawful actions of their hosts, such as vehicle or registration violations. In addition, there have been rare instances where vehicles have been seized in connection with drug or human trafficking investigations, as well as instances where guests were pulled over or detained by police because the vehicles they were driving had been reported as stolen by the vehicle owner, sometimes in error, or where law enforcement did not properly remove stolen vehicle notifications. We also have observed a decrease in law enforcement investigation and prosecution of property crimes in certain regions, resulting in greater than usual instances of vehicle theft and other losses in those areas. Depending on the circumstances, hosts or guests may also attempt to assert that we should be liable for unlawful actions stemming from the use of vehicles available on our platform. Such liabilities could materially and adversely affect our reputation, business, results of operations, and financial condition.

Moreover, we cannot conclusively verify the identity of all guests, nor do we verify or screen third parties who may be present during a trip using a vehicle booked through our platform. Our trust and safety processes focus primarily on guests to reduce the risk of vehicle theft and motor vehicle accidents. While we do some limited screening of hosts at sign up, our efforts to date have focused primarily on screening guests. Our identity verification processes rely on, among other things, information provided by hosts and guests at sign-up and booking, and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. In addition, we do not currently, and may not in the future, require guests to re-verify their identity following their successful completion of the initial verification process or require guests to provide documentation of or any updates regarding their driving record or license status. Certain verification processes, including legacy verification processes on which we previously relied, may be less reliable than others. We conduct certain trust and safety screening processes to flag and investigate suspicious activities and in an attempt to prevent guests with certain criminal backgrounds from accessing our services. These processes are beneficial but not exhaustive and have limitations due to a variety of factors, including laws and regulations that prohibit or limit our ability to conduct effective background checks in some jurisdictions, the unavailability of information, and the inability of our systems to detect all suspicious activity or human or technical error or delay in addressing suspicious activity. In addition, there may be times when someone is misidentified as a person with a criminal background, when in fact they are not. There can be no assurances that these measures will significantly reduce criminal or fraudulent activity on our platform. In addition, such checks may not identify instances of identity fraud where a guest books a vehicle under another person’s identity for criminal or other unlawful purposes. The background checks or other screening processes we rely on, among other things, information provided by guests, our ability to validate that information, the accuracy, completeness, and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area such as personal data protection and privacy laws, and the effectiveness of third-party service providers that may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility, and we do not run criminal background checks and other screening processes on third parties who may be present in a vehicle reserved through our platform. If unexpected and more burdensome laws and regulations regarding identity verification or screening are introduced, including with respect to screenings of restricted parties, we would have to implement new screening and verification policies, tools, and procedures, and we could face increased costs. As a result, we may have to increase the costs of our services for hosts and guests, which may make our services less attractive to our existing or potential future customers. In addition, while there are laws in certain jurisdictions that regulate the use of criminal background checks in the employment setting and other consumer use cases, it is unclear if those laws apply to our industry. Given this ambiguity, it is possible we are not now, or may not be in the future, compliant with those laws. Further, the use of criminal background checks, auto insurance scores, or credit checks on our marketplace may open us up to allegations of discrimination. Therefore, we may be subject to negative publicity and incur additional expenses, which could harm our business, results of operations, and financial condition.
In addition, we have not in the past, and may not in the future, undertake to independently verify the safety, suitability, quality, and compliance with our policies or standards of our hosts’ vehicles. We have created policies and standards to respond to issues reported with listings, but certain listings may pose heightened safety risks to individual hosts and guests because those issues have not been reported to us or because our customer support team has not taken the requisite action based on our policies. We rely, at least in part, on reports of issues from hosts and guests to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by listings or hosts or guests or may not sufficiently address those risks.
If hosts, guests, or other third parties engage in misconduct or actions that are criminal, violent, fraudulent, negligent, or inappropriate, or if they use our platform as a conduit for criminal activity, hosts and guests may not consider our platform and the vehicles listed on our platform as safe, and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand and reputation, cause hosts and guests not to use our platforms at the rates we expect, and lower the adoption rate of our platform. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools, and procedures to protect hosts and guests, we may not be successful in doing so. Similarly, vehicle listings that are inaccurate, of a lower-than-expected quality, or that do not comply with our policies may harm guests and public perception of the quality and safety of vehicle listings on our platform and materially adversely affect our reputation, business, results of operations, and financial condition.
Because we recognize revenue at the time of check-in for the reservation or over trip duration instead of upon booking, upticks or downturns in bookings are not immediately reflected in our results of operations.
We recognize revenue related to our Marketplace Fees at the time of check-in for the reservation, and we recognize revenue related to fees for value-added services such as protection, or Value-Added Service Fees, over the duration of the trip. The effect of significant upticks or downturns in trip bookings in a particular quarter may not be fully reflected in our results of operations until future periods because of this timing in revenue recognition. We issue refunds to guests as part of our customer support activities in the form of cash or travel credits to be applied to future trip bookings, which we account for as consideration paid to a guest and which results in a reduction to revenue.
If we are not able to maintain and enhance our brand, our business, financial condition, reputation, and results of operations may be adversely affected.
Maintaining and enhancing our brand identity are critical to our ability to attract new hosts and guests to our platform, preserve our existing community of hosts and guests, and engage positively with third parties, including governmental and regulatory authorities. The successful promotion of our brand will depend largely on our ability to execute on our offering and marketing and public relations efforts. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to promote and maintain our brand, or if we incur excessive expenses in this effort, our business, results of operations, and financial condition will be adversely affected. In addition, we may partner with third parties for marketing or promotional opportunities, and we cannot control the actions of any of our partners. A development that affects the reputation or brand of one of our partners may also have an impact on our business or our brand. We anticipate that as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. If we do not successfully maintain and enhance our brand, we could lose booking volume, which could, in turn, cause hosts to cease offering their vehicles on our platform. Our brand promotion activities may not be successful or may not yield revenue sufficient to offset their cost, which could adversely affect our reputation and business.
We have been, and may in the future be, the subject of media coverage, including on blogs and online forums. Unfavorable publicity, other campaigns or publications encouraging hosts and guests to cease use of our platform or consumer perception of our platform, practices, or offerings, or our business relationships, which has occurred in the past, could adversely affect our reputation, resulting in difficulties in recruiting, decreased revenue, a negative impact on the number of hosts who list their vehicles and the number of potential guests, and may complicate relationships with third-party business partners and governmental and regulatory authorities. For example, the traffic accidents caused by or involving cars listed on our platform could have a negative impact on the number of potential hosts who use our platform. In addition, any incident involving the personal safety or security of our hosts or guests, whether actual or rumored to have occurred, could create a negative public perception of our platform, which would adversely impact our ability to attract and retain hosts and guests. As a result, our business, financial condition, and results of operations could be adversely affected.
In addition, we rely on hosts and guests to provide reliable and trustworthy ratings and reviews that our hosts or guests can rely upon when making decisions about trip bookings to accept or trips to book, as applicable. We also monitor the ratings on our website and review system to enforce quality standards and build trust among members of our community. Our hosts and guests may be less likely to rely on ratings and reviews if they believe that our review system is not trustworthy. We have procedures in place to combat fraud or abuse of our review system, but we cannot guarantee that these procedures are or will be effective. Further, hosts and guests can leave reviews on third-party websites which we do not have the ability to monitor. In addition, if hosts and guests do not leave reliable ratings and reviews, hosts or guests who rely on such ratings and reviews may have negative experiences, which would cause a decrease in customer satisfaction. Unreliable ratings and reviews could also make it more difficult for us to enforce quality standards, which could reduce trust within our community. Any of these effects could damage our brand and reputation and materially adversely affect our business, financial condition, and results of operations.
Any failure to offer high-quality support may harm our relationships with hosts and guests and could adversely affect our business, financial condition, and results of operations.
Our ability to attract and retain hosts and guests is dependent in part on our ability to provide high-quality support and services. Hosts and guests depend on our support organization to resolve any issues relating to our platform or their experience listing or booking vehicles through our platform and during and after their trips. We primarily rely on third parties to provide many of our support services, and our ability to provide effective support is substantially dependent on our ability to attract and retain third-party service providers and their employees, who need to be not only qualified to support hosts and guests on our platform but also well versed in the relevant aspects of our platform. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. In addition, as we continue to grow our international business and the number of international hosts and guests on our platform generally, our support organization will face additional challenges, including those associated with delivering support in languages other than English and French, where applicable. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and results of operations.
Moreover, customer complaints or negative publicity about our company, our services, or our business activities could severely diminish consumer confidence in and use of our platform. Measures we may take to combat risks of quality issues, safety issues, and breaches of privacy and security, such as removing low-rated vehicle listings from our platform or otherwise enforcing violations of our terms of service, can damage our relations with our hosts. Similarly, our trust and safety efforts to reduce the risk of vehicle loss or theft can damage our relations with our guests. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Satisfaction with our process for physical damage reimbursement and offerings and implementation of protection plans can also impact both host and guest satisfaction. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle these complaints effectively, our reputation may be harmed, which could adversely affect our business, financial condition, and results of operations.
If we are unable to introduce new or upgraded services or features that hosts or guests recognize as valuable, we may fail to drive additional hosts and guests to our platform or retain existing hosts and guests on our platform. Our efforts to develop new and upgraded offerings could require us to incur significant costs.
In order to continue to attract and retain hosts and guests on our platform and to encourage hosts to list additional vehicles on our platform, we will need to continue to invest in the development of new offerings that add value for hosts and guests and differentiate us from our competitors. The success of new offerings depends on several factors, including the timely completion, introduction, and market acceptance of the offering and investment in new technologies. If hosts and guests do not recognize the value of our new offerings, they may choose not to utilize our platform. For example, as various forms of AI, including generative AI, become more widely adopted and acceptable, if hosts and guests were to feel that our technology was not developing apace or prefer another platform’s developments, we may fail to drive additional hosts and guests to our platform or retain existing hosts and guests on our platform.
Any new offerings have a high degree of risk, as they may involve unproven businesses with which we have limited or no prior development or operating experience. Developing and delivering these new or upgraded offerings may increase our expenses, as this process can be costly, and we may experience difficulties in developing and delivering such new or upgraded offerings. Moreover, we cannot assure you that any such new or upgraded product, service, or feature will work as intended, that consumer demand will exist or be sustained at the levels that we anticipate, or that any of these offerings will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. In addition, successfully launching, marketing, and selling a new offering will require the use of our marketing or sales resources. It is also possible that offerings developed by others will render our offerings noncompetitive or obsolete. Further, these efforts could distract management from current operations and divert capital and other resources from our more established offerings. Even if we are successful in developing new offerings, regulatory authorities may subject us or our hosts and guests to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase our expenses or prevent us from successfully commercializing such new products, services, and features. If we are unable to continue to develop new or upgraded products, services, or features, we may fail to grow and our business, results of operations, and financial condition would be materially adversely affected.
We rely on traffic to our platform to grow revenue, and if we are unable to drive traffic cost-effectively, it would materially adversely affect our business, results of operations, and financial condition.
Promoting awareness of our platform is important to our ability to drive traffic to our platform and grow our business. Our marketing efforts currently include, or have historically included, referrals, affiliate programs, partnerships, display advertising, television, billboards, radio, video, direct mail, social media, email, podcasts, classified advertisement websites, mobile “push” communications, online travel agency and travel metasearch engine advertisements, and search engine marketing. Our marketing initiatives may become increasingly expensive, and generating a meaningful return on these initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts to help grow our business are not effective, our business, financial condition, and results of operations would be adversely affected.
In addition, driving traffic to our platform depends, in part, on our ability to attract hosts and guests, rising interest rates, increased regulation, through unpaid placement within search results on search engines like Google. The number of hosts and guests we attract to our platform from search engines is due in large part to how and where our website or app ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control and may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our website or app may not be prominent enough to drive traffic to our website or app, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of our competitors. Search engines may also expand or add new paid advertising placements for keywords that would reduce our market visibility to prospective hosts and guests. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of hosts and guests directed to our platform from search engines could adversely affect our business, financial condition, and results of operations.
Moreover, as guests increase their booking activity across multiple car sharing platforms, or compare offerings across platforms, our marketing efficiency and effectiveness may be adversely impacted. In response, we may increase our sales and marketing expenditures in the future, which may not be offset by additional revenue, and could materially adversely affect our business, results of operations, and financial condition.
We rely on our proprietary risk scoring model to determine trip fees for each booking in the United States. If our risk scoring model is unable to permit us to effectively generate accurate trip fees for each trip, it may adversely impact our operating results, business, results of operations, and financial condition.
We rely on our internally developed proprietary AI and machine learning algorithms, which incorporate data from third-party sources as well as our own data, to improve our offering, offer personalization, and optimize the economics of trip bookings on our platform in an intelligent manner, including through our proprietary Turo Risk Score for trips in the United States. The Turo Risk Score capability, built on AI and machine learning algorithms, enables us to implement real-time, risk-based trip fees. The Turo Risk Score takes a broad view of risk to account for an array of undesirable outcomes. The Turo Risk Score is not used in the pricing of protection plans.
If we rely on a model that fails to effectively take into account appropriate variables, including failing to learn from data quickly enough, we may generate trip fees that do not optimize the economics of trip bookings on our platform either by setting fees too low for riskier trips or setting fees to a degree that discourages guests from completing valuable trip bookings. In addition, the Turo Risk Score was introduced in the United States in April 2020, and the information and data collected since that time may not be representative of future risk, particularly with respect to business trends experienced during and after the COVID-19 pandemic, which may contribute to potentially setting fees too low or too high. We have since rolled out the Turo Risk Score in the testing phase in Canada and the United Kingdom. Moreover, there are fewer third-party sources that provide data used to build our pricing model for our markets outside the United States, and if any such sources of U.S. or international data provide inaccurate information or limit our use of such source, in part or entirely, including by raising the price to use such third-party data, our model may suffer and become less accurate. The application of certain new and existing laws, including consumer protection and fee transparency laws, in jurisdictions in which we operate may increase the scrutiny or limit the effectiveness of the Turo Risk Score in implementing risk-based trip fees. As a result, our results of operations, business, results of operations, and financial condition may be adversely affected.
Even though our machine learning algorithms do not collect, analyze, or utilize attributes such as race or ethnicity, including in the calculation of the Turo Risk Score, if hosts or guests believe we are discriminating on the basis of race or ethnicity, or we rely on third-party data sources that have been influenced by institutional or systemic racism, it may subject us to liability and adversely impact our brand and resulting business, operations, and financial condition.
We have a limited operating history in an evolving industry, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.
Since our inception in 2009, our business model has not been fully proven. As a result, we have only a limited operating history, which may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including, in our case:
•achieving market acceptance of our existing and future offerings;
•challenges in accurate financial planning and forecasting;
•the impact of the current pricing environment on our growth and profitability;

•attracting and retaining hosts and guests;
•competing against companies with greater financial resources;
•increasing expenses as we continue to grow our business;
•risk of litigation losses or regulatory enforcement actions;
•successfully expanding our business in existing markets and entering into new markets and geographies;
•maintaining and enhancing the value of our reputation and brand;
•anticipating and responding to macroeconomic changes and changes in the markets in which we operate;
•avoiding interruptions or disruptions in our service;
•developing a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;
•securing our platform against technological threats;
•hiring, integrating, and retaining talented technology, sales and marketing, customer service, and other personnel;
•effectively managing rapid growth in our personnel and operations; and
•maintaining and growing our partnerships and relationships with third parties, including with insurance providers, vehicle manufacturers, and online search engines.
We cannot assure you that we will be successful in addressing these and other challenges we may face in the future and if we do not manage these risks successfully, our business and results of operations may be adversely affected. You should consider our business and prospects in light of the risks and difficulties we may encounter as an early-stage company. Further, we may not be able to maintain our current rate of growth often characteristic of early-stage companies, and there is no assurance that our rate of growth will continue. We may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period.
We could face liability for information on or accessible through our platform.
We could face claims relating to information that is published or made available through our platform. Our platform allows hosts and guests to receive certain information about one another. Although this information is provided by third parties, claims of breaches of privacy or violation of consumer protection laws, as well as claims of harassment or criminal activities by participants on our marketplace, may be made against us for information distributed through our platform. Our potential liability for information on our platform or distributed by us to others and for the activities of hosts and guests could require us to implement additional measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our platform to hosts and guests. Our insurance policies may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.
If we are unable to adapt to changes in technology, our business could be harmed.
Because current and potential hosts and guests can access our website and platform on a variety of devices, we will need to continuously modify and enhance our service to keep pace with changes in mobile devices, native apps, and other internet-related hardware, software, communication, browser technologies, and industry standards. These may include new applications or related services based on AI, machine learning or robotics. For example, we have periodically improved the Turo Risk Score algorithm through improvements in AI and machine learning, enabling us to improve the tool. There may be other technologies in the future that are not foreseen today that may transform our processes and services and may need to be adopted in order to remain competitive and responsive to host and guest expectations. Our future success will also depend on our ability to integrate new or emerging payment methods into our platform to offer alternative payment solutions to hosts and guests, particularly if we expand into markets where usage of credit and debit cards is not ubiquitous and/or e-commerce is largely carried out through mobile devices. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Further, uncertainties about the timing and nature of new devices and other network platforms or technologies, or modifications to existing devices, platforms, or technologies, could increase our research and development expenses more than we have currently planned. For example, uncertainty around new and emerging applications may require additional investment in the development of machine learnings models. If we cannot offer new applications as quickly as our competitors, or if our competitors develop them in a more cost-effective manner, our business could be harmed. Any failure of our platform to operate effectively with future technologies could result in decreased customer satisfaction and harm our business.
Our long-term success depends, in part, on our ability to expand our operations outside of the United States and, as a result, our business is susceptible to risks associated with international operations.
A small but important portion of our revenue comes from trips booked outside of the United States. We have offices and employees outside the United States to support our international operations. We have limited experience in operating in foreign jurisdictions and plan to make significant investments to build our international operations. We plan to continue our efforts to expand globally, including potential additional acquisitions of international businesses and establishment of foreign offices in jurisdictions where we do not currently operate. Managing a global organization is difficult, time consuming, and expensive, and any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to risks that we generally do not face in the United States. These risks include:
•the cost and resources required to localize our services, which requires the translation of our website and platform into foreign languages, use of foreign currencies and payment methods, and adaptation for local practice, regulatory, motor vehicle, taxation, and insurance requirements;
•unexpected and more restrictive laws and regulations, including those laws and regulations governing internet activities, peer-to-peer car sharing platforms, leasing or renting cars, licensing and usage of vehicles, employment, tax, licensing and permitting, identify verification and screening, email and text messaging, collection and use of personal information, consumer protection and fee transparency, privacy and data protection, payment processing, availability of criminal background check services, auto insurance scores, or other third-party data sources of the type available in the United States for trust and safety screening purposes, and other activities important to our online business practices;
•competition with companies that understand the local market better than we do or that have preexisting relationships with potential hosts and guests in those markets;
•lack of relationships with law enforcement, or availability of third-party criminal investigators, used by us in the United States, Canada, the United Kingdom, France, and Australia to help with the recovery of missing vehicles;
•legal uncertainty regarding our liability for the actions of hosts and guests, including uncertainty resulting from unique local laws or a lack of clear precedent of applicable law;
•lack of familiarity with and the burden of complying with a wide variety of foreign laws, legal standards, and legal, regulatory, insurance requirements, and consumer protection laws, which may change or be interpreted in unexpected ways;
•difficulties in managing and staffing international operations, including as a result of our foreign employees being members of labor unions or work councils or subject to collective bargaining agreements and having less centralized oversight and training;
•fluctuations in currency exchange rates;
•higher levels of credit risk and payment fraud;
•regulations governing the control of local currencies and impacting the ability to collect and remit funds to hosts in those currencies;
•potentially adverse tax consequences, including the complexities of foreign value-added tax systems and restrictions on the repatriation of earnings;
•increased financial accounting and reporting burdens and complexities and difficulties of implementing and maintaining adequate internal controls;
•political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•breakdowns in infrastructure, utilities, and other services;
•exposure to a business culture in which improper business practices may be prevalent;
•compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the Canadian Corruption of Foreign Public Officials Act, the Organisation for Economic Co-operation and Development, the Anti-Bribery Convention, and similar laws in other jurisdictions;
•reduced or varied protection of intellectual property rights in some countries; and
•the other risks and uncertainties described in this prospectus.
Operating in international markets also requires significant management attention and financial resources. We cannot assure you that our international expansion efforts will be successful. Further, the investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability. Operating or other issues in one or more foreign jurisdictions may have an adverse impact on the business as a whole.
We may be unable to integrate acquired businesses and technologies successfully or to achieve the expected benefits of such acquisitions. We may acquire or invest in additional companies, which may divert our management’s attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business.
Our business strategy may, from time to time, include acquiring other complementary products, technologies, or businesses. For example, in May 2022, we acquired OuiCar in France. Our acquisitions, investments, or business relationships have resulted and may in the future result in unforeseen operating difficulties and expenditures. This includes difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, if an acquired company’s software is not easily adapted to work with ours, or if we have difficulty retaining the customers of any acquired business due to changes in management, product offering, or otherwise. Integration of a business outside of the United States has posed and may in the future pose additional challenges given the risks associated with international operations as discussed above. Acquisitions have caused, and may in the future also cause, disruptions to our business, diversion of our resources, and the requirement for significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits or synergies of any acquisition, investment, or business relationship may not be realized or we may fail to identify problems, liabilities, or other shortcomings or challenges and be exposed to unknown liabilities. For example, in July 2017, we acquired Croove GmbH (subsequently rebranded as Turo Germany), which operated peer-to-peer car sharing services in Germany, and in March 2020, we discontinued our operations in Germany, in part, as a result of the COVID-19 pandemic.
We may in the future seek to acquire or invest in additional businesses, products, technologies, or other assets. We may also enter into relationships with other businesses to expand our products and services or our ability to provide our products and services in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. Negotiating these transactions can be time consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. Further, for one or more of these transactions, we may:
•issue additional equity securities that would dilute our stockholders;
•use cash that we may need in the future to operate our business;
•incur debt on terms unfavorable to us or that we are unable to repay;
•incur large charges or substantial liabilities;
•be subject to ongoing obligations of the acquired company that are difficult or time-consuming to satisfy;
•encounter difficulties retaining and integrating key employees of the acquired company, or integrating diverse software code bases, controls, or business cultures; and
•become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

Any of these risks, or other risks related to such acquisitions, could adversely affect our business and results of operations.
Our business depends on attracting and retaining capable management and operating personnel.
Our success depends in large part on our ability to attract and retain high-quality management and operating personnel. In particular, we are highly dependent on Andre Haddad, our Chief Executive Officer, who has been instrumental in devising and leading our strategies for growth. His in-depth knowledge of, and deep relationships with, the participants in our industry are extremely valuable to us. Our business also requires skilled technical, marketing, and design personnel, who are in high demand and are often subject to competing offers.
Competition for qualified employees is intense in our industry. Our employees, including members of our management team, could leave our company with little or no prior notice and would be free to work for a competitor. The loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business could harm our operating results and impair our ability to grow.
We also do not maintain “key person” life insurance on any of our employees. The departure of one or more of our senior management team members or other key employees could be disruptive to our business until we are able to hire qualified successors.
To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate and grow our business effectively.
We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and materially adversely affect our stock price, business, results of operations, and financial condition.
We track certain operational metrics, including key business metrics such as Days and GBV, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools, including third-party software, are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations globally.
Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies and short-term activities. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, results of operations, and financial condition could be materially adversely affected.
If we cannot maintain and cultivate our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business could be harmed.
We believe that our corporate culture has been vital to our success, including in attracting, developing, motivating, and retaining personnel. As we continue to grow and face industry challenges, including additional regulatory, compliance, and governance requirements, it may become more challenging to maintain that culture. In addition, we plan to expand our international operations into other countries in the future, which may impact our culture as we seek to find, hire, and integrate additional employees while maintaining our corporate culture. If we are unable to maintain and cultivate our corporate culture, we could lose key employees, innovation, teamwork, passion, and focus on execution, and as a result, our business could be harmed.

Our revolving credit facility contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.
The terms of our revolving credit facility include a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of our assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates, as well as a $25 million minimum liquidity requirement. The terms of our revolving credit facility may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, including potential acquisitions, and compete against companies which are not subject to such restrictions.
A failure by us to comply with the covenants or payment requirements specified in our credit agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans under our revolving credit facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. As of June 30, 2023, we had no outstanding borrowings under our revolving credit facility. If the debt under our revolving credit facility were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately adversely affect our business, cash flows, results of operations, and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.
We may require additional capital to support business growth, and this capital may not be available on favorable or acceptable terms, if at all.
We have funded our operations since inception primarily through issuances of equity and convertible debt securities and revenue generated from our platform. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and services or enhance our existing products and services, enhance our operating infrastructure, and acquire complementary businesses and technologies. We have always been committed to expanding the number of geographic areas in which our services are offered, and we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could be adversely affected by significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any additional debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. In particular, the recent macroeconomic downturn, inflation, rising interest rates, increased regulation, bank failures, and other liquidity issues at financial institutions have caused disruption in the credit and financial markets in the United States and worldwide, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our platform, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.
We are exposed to fluctuations in currency exchange rates.
Because we conduct a growing portion of our business outside the United States, we face exposure to adverse movements in currency exchange rates. A decline in the U.S. dollar relative to foreign currencies would increase our non-U.S. revenue, when translated into U.S. dollars. Conversely, if the U.S. dollar strengthens relative to foreign currencies, our revenue from our foreign operations would be adversely affected. Our operating results could be negatively impacted, depending on the amount of expense denominated in foreign currencies. As exchange rates vary, revenue, cost of revenue, operating expenses, and other operating results, when translated, may differ materially. In addition, our revenue and operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses changes in the future. We may enter into hedging arrangements in order to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our results of operations.

We have been, and may in the future be, adversely affected by natural disasters, the physical effects of climate change, and other catastrophic events, including public health crises, and by man-made problems such as acts of war and terrorism, that could disrupt our business operations and adversely affect our financial condition and results of operations.
We have been, and may in the future be, adversely affected by significant natural disasters, the physical effects of climate change, or other catastrophic events, such as public health crises, extreme weather events, earthquakes, blizzards, tsunamis, hurricanes, droughts, fires, or floods, or other catastrophic events, such as terrorism, the military conflict involving Russia and Ukraine and economic sanctions imposed on Russia, extended outages of critical utilities, power loss, telecommunications failure, or any critical resource shortages affecting us, our third-party providers, guests, or hosts. In the event of a natural disaster or other catastrophic event, we and our third-party providers may be unable to continue operations, may endure system interruptions, and vehicles booked on our platform may experience additional damage, any of which could result in reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our business, financial condition, and results of operations. We currently do not have a comprehensive disaster recovery plan in place. Natural disasters, including hurricanes, tsunamis, earthquakes, fires, and volcanic eruptions, as well as other catastrophic events, such as outbreaks of H1N1 influenza (swine flu), avian flu, COVID-19, and other pandemics and epidemics, have significantly disrupted business operations and normal transportation patterns and levels. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our hosts’ vehicles and result in a reduced number of listings in these areas. Moreover, our corporate headquarters is located in the San Francisco Bay Area, a region known for seismic activity, and we may be subject to shortages of water, electric power, and natural gas from time to time and potentially subject to catastrophic fires. To the extent we maintain insurance against natural disasters, it may not be adequate to cover our losses in any particular case. In addition, natural disasters and other catastrophic events could affect our partners’ ability to perform services for hosts and guests on a timely basis. In the event any such partners’ information technology systems or service abilities are hindered by any of the events discussed above, our ability to provide services to hosts and guests may be impaired. Further, if a natural disaster or other catastrophic event occurs in a region from which we derive a significant portion of our revenue, hosts and guests in that region may delay or forego use of our platform or other services, which may adversely impact our business, including potentially increasing our losses due to damaged vehicles in the region for which we may be deemed responsible. In addition, acts of terrorism, civil disorder, or military conflict could cause disruptions in our business or the business and activity of our partners, hosts, guests, or the economy as a whole. These disruptions may be more severe than in the case of natural disasters. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. To the extent that any of the above results in delays or reductions in marketplace availability, activities, or other services, our business, financial condition, and results of operations would be adversely affected.
Our business has experienced adverse impacts from the COVID-19 pandemic, and these adverse impacts may continue in the future.
The COVID-19 pandemic has adversely impacted our business and has resulted in reductions in demand for our offerings to varying degrees throughout the pandemic. If guests reduce their spending on and use of our platform due to the COVID-19 pandemic, as has previously occurred with increases in travel restrictions or prevalence of variants, we may experience a material and adverse effect on our business, financial condition, results of operations, and cash flows. The other potential impacts of such developments include, but are not limited to:
•increased costs or reduced revenue as a result of marketing and promotional efforts to reach and support those affected by the COVID-19 pandemic;
•more frequent declines of guest payment methods or guest-issued chargebacks, which may negatively impact our cash flows and may result in higher credit card processing fees or restrictions by issuers;
•adverse shifts in the distribution of the risk profiles of hosts, guests, vehicles, or trips, leading to increased costs for us;
•increases in the frequency and severity of collisions and similar incidents due to riskier driving during the COVID-19 pandemic, resulting in increased costs, as well as reduced ability to collect payments for costs associated with these incidents;

•increases in costs and duration of repair for damage to hosts’ vehicles, owing to increased use of expensive manufacturing parts and electronic components, as well as supply chain slowdowns and similar economic dislocation;
•the diversion of resources and attention of our management and workforce away from important ongoing initiatives, including the introduction of new, or modifications to existing, offerings, as well as long-term strategic investments and business objectives;
•impacts on important third-party service providers may cause delays in important functions of our platform or cause a decline in quality of service, negatively affect our reputation or user activity on our platform, or increase our operating costs;
•reduced ability to attract, train, integrate, and retain highly skilled personnel;
•difficulty in business planning and forecasting due to significant uncertainty of the impact of the COVID-19 pandemic on all aspects of our business and on our hosts and guests;
•significant disruption of global financial markets and companies in the peer-to-peer car sharing industry specifically, which may impact our ability to access capital now or in the future or make capital available only on terms less favorable to us;
•reduced spend by guests located in areas or regions more affected by the COVID-19 pandemic;
•reduced local, regional, or international travel, including government travel bans and restrictions;
•de-globalization, which may result in hosts and guests being less willing to connect with foreign hosts and guests; and
•potential legal claims by hosts, guests, or their immediate family of exposure to COVID-19 as a result of using our marketplace.
Many of these risk factors are unpredictable and outside of our control, and any of these factors could amplify the other risks and uncertainties described elsewhere herein. The COVID-19 pandemic has to varying degrees adversely affected our near-term financial results and may adversely impact our long-term financial results. For example, in response to the effects of the COVID-19 pandemic on our business, we took certain temporary cost-cutting measures, including layoffs, furloughs, and salary reductions, and we discontinued our German business beginning in March 2020 in part as a cost-cutting measure in response to the COVID-19 pandemic. If we take similar measures in the future in response to the COVID-19 pandemic, we may experience adverse effects on employee morale, our culture, and our ability to attract and retain employees.
Risks related to our legal and regulatory environment
Our business is subject to substantial regulation and may be found to be subject to a multitude of potential additional legal and regulatory frameworks, including those related to insurance and taxation, that are constantly evolving, and any unfavorable changes or negative court interpretations of these regulations or frameworks, failure by us to comply, or incompatibility with these and other legal and regulatory requirements could have an adverse effect on our business.
We and our marketplace participants are subject to a wide variety of foreign and domestic laws and regulations. The application to our business of existing laws and regulations, such as those related to car rental or peer-to-peer car sharing, insurance, and taxes, can be unclear and continues to evolve, and there can be no assurances that such regulations, laws, and taxes will not be, or continue not to be, applicable to us, our hosts, or guests, or that the related consequences arising out of such regulations, laws, and taxes will not have a significant adverse effect on our business. It is possible that a regulatory body, court, or permitting body could find us responsible for the compliance obligations or failures not only of ourselves, but also those of our hosts or guests. We have in the past received communications from local, domestic, and foreign governments and agencies regarding taxes and insurance or lawsuits or cease and desist demands from airports regarding permitting and fees and the application of other regulations and laws and how they believe they relate to our business or the business of our hosts.
For example, we have in the past been, and may continue to be, subject to lawsuits brought by, or on behalf of, government entities such as municipalities and/or airport authorities that regulate and/or operate airports, or by government officials such as city attorneys, county counsel, district attorneys, or state attorneys general. These government entities and officials have alleged that our hosts’ provision and guests’ use of delivery services on airport property, and our alleged enabling or advertising of those activities, violates various laws and regulations and otherwise gives rise to liability. Among other legal claims, these entities and officials have alleged violation of laws and regulations regarding commercial activity on airport property generally or car rental or other ground transportation services specifically, violation of laws governing unfair or deceptive competition or trade practices, trespass, aiding and abetting trespass, and unjust enrichment. These entities have sought monetary relief, such as penalties, fines, damages, restitution, and disgorgement, orders requiring us to obtain certain operating permits in connection with hosts’ and guests’ activities on airport property, and/or orders enjoining hosts’ and guests’ activities at airports and our alleged enabling or advertising of those activities.
For example, in June 2019, the Massachusetts Port Authority, or Massport, filed a complaint against us, and one or more of our hosts, in the Superior Court of the Commonwealth of Massachusetts, or the Massachusetts Superior Court, alleging that our services at Boston Logan International Airport, or BOS, constitute a violation of state regulations prohibiting unauthorized commercial activity on airport property, trespass, aiding and abetting trespass, unjust enrichment, and violation of the Massachusetts Consumer Protection Law, as well as a claim seeking a declaratory judgment that we are operating an unauthorized car rental business at BOS and thereby trespassing and aiding and abetting host and guest trespasses. Massport sought declaratory and injunctive relief, as well as damages. We filed counterclaims against Massport seeking declarations that we are immune from liability under the federal Communications Decency Act, that we are not a rental car company, that Massport’s proposed permitting charges violate the U.S. Constitution’s Dormant Commerce Clause and Equal Protection Clause and the Massachusetts Constitution’s Equal Protection Clause, and that Massport lacks legislative authority to assess these charges against us. In January 2020, the Massachusetts Superior Court entered a preliminary injunction against us, which took effect in April 2020. Following our interlocutory appeal, the Massachusetts Supreme Judicial Court ruled in April 2021 to affirm the entry of a preliminary injunction, although modifying the injunction’s scope. We and Massport reached a settlement in principle to amicably resolve the litigation in December 2021, which was finalized in September 2022. The agreement includes a go-forward car sharing permit at BOS and an immaterial monetary payment. The lawsuit has been dismissed.
In addition, we have been subject to similar litigation with respect to hosts’ provision and guests’ use of delivery services, and our alleged enabling or advertising of those activities, including at San Francisco International Airport, or SFO, Los Angeles International Airport, or LAX, and Dallas/Fort Worth International Airport, or DFW.
In January 2018, the People of the State of California, or the People, acting by and through the City Attorney of San Francisco, brought a lawsuit against us in the Superior Court of California for the County of San Francisco, or the San Francisco Superior Court, alleging that hosts offer vehicles for delivery at SFO while we do not hold a rental car permit and alleging that we violate California’s Unfair Competition Law, or UCL. The People seek injunctive relief and penalties of up to $2,500 per alleged violation, among other relief. We filed a cross-complaint against the City and County of San Francisco seeking declarations that we are not a rental car company and that the charges and conditions associated with SFO’s rental car permit cannot lawfully be imposed on us. We are also seeking injunctive relief, including precluding San Francisco from compelling us to apply for a rental car company permit. In April 2020, the San Francisco Superior Court granted the plaintiffs’ motions for partial summary adjudication on certain of our cross-claims and affirmative defenses. Specifically, the San Francisco Superior Court granted summary adjudication on our cross-claim for declaratory relief that Turo cannot be legally classified as a rental car company under California law, holding that we could lawfully be classified as a rental car company under relevant California statutory law because Turo is “in the business of renting passenger vehicles to the public.” The San Francisco Superior Court nonetheless recognized that this cross-claim presented a novel, consequential question of statutory interpretation on which reasonable jurists could differ, and therefore certified the issue for interlocutory review under Code of Civil Procedure section 166.1. The San Francisco Superior Court further held that SFO’s permitting charges are not unlawful taxes under Article XIII C of the California Constitution, reasoning that the challenged permitting charges are not taxes requiring voter approval under Proposition 26. Finally, the San Francisco Superior Court held that SFO’s permitting charges, as applied to us, do not establish a Dormant Commerce Clause violation or an Equal Protection Clause violation under the U.S. or California Constitutions.
We filed a petition for writ of mandate in the California Court of Appeal, seeking interlocutory review on the issue of whether we can be classified as a rental car company within the meaning of relevant California statutory law. The California Court of Appeal denied our petition. In June 2021, we filed a petition for review in the California Supreme Court. On September 1, 2021, the California Supreme Court granted our petition for review and transferred the matter to the California Court of Appeal with directions to vacate its order denying our petition for writ of mandate and to issue an order directing the San Francisco Superior Court to show cause why the relief sought in the petition should not be granted. In conformity with the California Supreme Court’s order, on September 9, 2021, the California Court of Appeal vacated its earlier order denying our petition for writ of mandate, issued an order to show cause, and set a schedule for further briefing. The California Court of Appeal heard oral arguments on June 22, 2022, and on June 28, 2022 issued a ruling, reversing the San Francisco Superior Court and holding that we cannot be classified as a rental car company within the meaning of relevant California statutory law. The People did not file a petition for review with the California Supreme Court by the deadline to do so. The litigation has been stayed until September 29, 2023 to facilitate settlement discussions, which are ongoing.
In July 2018, we initiated a similar lawsuit against the City of Los Angeles in the United States District Court for the Central District of California, or the District Court, alleging that LAX’s purported requirement that we obtain a rental car company permit in order for hosts to deliver cars to LAX is unlawful and seeking declaratory and injunctive relief. The City of Los Angeles filed counterclaims against us, and one or more of our hosts, alleging violations of municipal law and airport regulations prohibiting unauthorized commercial activity on airport property, trespass, aiding and abetting trespass, unjust enrichment, and violation of the UCL. Los Angeles sought declaratory relief, a permanent injunction, damages, civil penalties of up to $2,500 for each violation under the UCL, and attorneys’ fees and costs, among other relief. In June 2020, the District Court entered a preliminary injunction against us, which took effect in August 2020. In March 2021, the United States Court of Appeals for the Ninth Circuit vacated the preliminary injunction and remanded the case back to the District Court. In February 2022, we and the City of Los Angeles reached a settlement in principle to resolve all claims, which was finalized in October 2022. The agreement includes a go-forward car sharing permit at LAX and an immaterial monetary payment. The lawsuit has been dismissed.
In October 2021, the Dallas/Fort Worth International Airport Board, or the DFW Board, filed a complaint against us in Texas state court, Fort Worth Division. The DFW Board alleges that Turo user vehicle handoffs at DFW violate the DFW Board Code of Rules & Regulations, or the Airport Code, and specifically the provision governing commercial activity on airport property. The DFW Board filed an amended complaint in June 2022 naming select Turo hosts as defendants. The DFW Board pleads four causes of action: enforcement of the Airport Code provision governing commercial activity and a permanent injunction enjoining us from unpermitted commercial activity at the airport; declaratory relief that, among other things, the commercial activity provision is enforceable against us, we can be required to have the vehicle handoffs of our hosts and guests take place at the rental car company facility, and the DFW Board can enforce state and municipal rental car taxes against us; unjust enrichment in restitution for all disgorgement of profits obtained from alleged violations; and a demand for accounting. The DFW Board seeks declaratory and injunctive relief, an order for an accounting, attorneys’ fees, and costs, and monetary relief. We filed counterclaims against DFW seeking declarations that (1) we are immune from liability under the federal Communications Decency Act, (2) DFW’s proposed permitting fees and taxes violate the U.S. Constitution’s Dormant Commerce Clause, (3) DFW’s proposed permit violates our rights to equal protection under the U.S. and Texas Constitutions, (4) we do not have the authority to collect and remit rental car company taxes under Texas Tax Code Chapter 152, (5) we are a marketplace provider under Texas Tax Code Chapter 151, (6) we do not have the authority to collect and remit rental car company taxes under certain local and municipal laws, and (7) DFW’s proposed permitting charges are unreasonable under Texas Transportation Code Section 22.021(b). The parties have completed written discovery and are engaged in depositions and dispositive briefing. The close of oral fact and expert depositions is November 10, 2023, the last day to file motions for summary judgment is February 5, 2024, and trial is set for the week of April 22, 2024.
We have also settled similar litigation in connection with user activities, and our alleged enabling or advertising of those activities, at Tampa International Airport, Nashville International Airport, and Asheville Regional Airport.
While we have sought appellate review of certain negative rulings in connection with these lawsuits, there is no guarantee that we will ultimately be successful or that additional avenues for appeal would be available or advisable. In addition to significant legal fees, litigation losses could result in significant monetary liabilities and orders that could prohibit hosts’ provision and guests’ use of delivery services on airport property and our enabling or advertising of those delivery services, or could otherwise hurt our value proposition for hosts and guests using airport delivery and pickup by requiring us to enter into an airport operating permit with unfavorable terms. Moreover, some of our highest revenue trips originate at airports. If airports or airport regulatory authorities, including the Federal Aviation Administration, continue to impose restrictions on hosts’ ability to provide delivery services at airports, including by requiring permitting or imposing fees, or otherwise burden, restrict, or limit hosts’ activities at airports, it may adversely affect hosts’ ability or desire to provide vehicle delivery at airports, which has and could continue to result in a reduction in trip bookings and adversely affect our business. In 2022, approximately 63% of GBV was collected from guests for trips that originated from non-airport locations and approximately 37% of GBV was collected from guests for trips that originated at airport locations. The rental car industry has disclosed that it has lobbied the federal government to pass legislation that would prohibit airports that receive federal funding from permitting peer-to-peer car sharing on any terms other than those granted to rental car companies. Any requirements that force hosts to operate similarly or identically to rental car companies may also negatively impact our value proposition and harm our brand and reputation. If an airport or airport regulatory authority were to prohibit hosts’ operations at an airport entirely, or impose prohibitively onerous requirements on hosts, it could significantly disrupt our operations and adversely affect our business.
In addition, we will also be subject to new laws and regulations directly applicable to our activities. There have in the past been, there are currently, and there may in the future be, many legislative proposals regarding issues that could impact our business before the United States Congress, various state legislative bodies, and various local, municipal, and foreign regulatory entities. Some of our competitors have engaged, and will likely continue to engage, or additional third parties may in the future engage, in various lobbying and political efforts to impose stricter laws and regulations on our business which, if enacted, could make compliance difficult, costly, and even impossible for us. It is not possible to predict whether or when such legislation or regulation may be adopted, and certain proposals, if adopted, could significantly harm our business, financial condition, and results of operations through limitations on how we operate our business and could decrease both host and guest usage of our platform. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen growth and usage of our platform. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry that we are helping to pioneer, such as the uncertain applicability of rental car laws to our industry, which we oppose and do not think is appropriate, but is lobbied for by entrenched incumbents in the industry we are disrupting and others such as taxing and airport authorities. If one or more regulatory agencies or court rulings determine that we are a rental car company, we, or our hosts, may be unwilling or unable to comply with the various rental car laws and regulations, which vary from state to state and locality to locality, which could harm our business, financial condition, and results of operations.
Our platform is accessible in markets around the world, each of which has its own legal, regulatory, insurance, consumer protection, and taxation requirements. Since we began our operations in 2010, there have been, and continue to be, regulatory developments that affect our ability to provide services and operate our business, including those related to the regulatory and legislative framework for peer-to-peer car sharing. For example, the laws of some states limit the protections afforded to car owners who engage in personal vehicle sharing, or may preclude guests who book vehicles through peer-to-peer car sharing platforms from using those vehicles in connection with commercial activity. It is uncertain if we, and/or any of our hosts in such states, are currently in compliance, or will in the future be in compliance, with such laws or what the consequences might be for lack of compliance. If we and/or hosts are found to be in violation of any such laws, it could limit hosts’ ability to use our platform, restrict our growth, and have a negative impact on our brand and reputation. In addition, insurance laws in the State of New York previously prohibited the use of insurance policies like those we seek and have had issued to us in order to cover our hosts and guests without an explicit statutory exemption, which prevented us from operating the full scope of our business in the State of New York. In December 2021, the Governor of the State of New York signed a new bill into law, which authorizes peer-to-peer car sharing in the State of New York. Following the effective date of the law, we launched peer-to-peer car sharing in the State of New York on June 27, 2022. States may also enact laws and regulations related to insurance requirements that increase our compliance costs and may adversely affect our profitability and financial results. For instance, recently enacted legislation in the States of New York and Hawaii have substantially increased our compliance costs in those states. Moreover, some states, airports, or municipalities may regard us and/or some or all of our hosts as a car rental company, and therefore may require compliance with car rental regulations, fees, and/or taxes. These regulations may require a thorough permitting process, which may be further limited with a cap on the aggregate number of vehicles any one host can deliver to the airport, or may be withheld altogether. It is also unclear whether, or if, laws that prohibit rental car companies from using telematics or monitoring devices in certain circumstances would apply to our Turo Go service or to hosts who choose to install telematics or monitoring devices in their vehicles or who purchase vehicles that come standard with telematics or monitoring functionality. These and other similar developments could reduce the number of vehicles available on our platform, the number of pickup locations for vehicles booked on our platform, or otherwise harm the convenience or value proposition for guests who want to use peer-to-peer car sharing at airports, which could harm our business and results of operations. In addition, some states and foreign jurisdictions have not adopted any laws, rules, or regulations which govern peer-to-peer car sharing specifically and some foreign jurisdictions may outlaw it altogether. This uncertainty and fragmented regulatory environment create significant complexities for our business and operating model.
Further, each region in which we operate has different regulations with respect to licensing and other requirements for the provision of our services. If a governmental entity sought to apply applicable regulations in a manner that would limit or curtail our ability or willingness to provide our services in that particular region, there can be no assurance that we would be successful in defending against the application of these laws and regulations. Further, if we were required to comply with regulations and government requests that negatively impact our relations with hosts and guests, our business, operations, and financial results could be adversely impacted. As a result of regulations in certain markets, we are unable to make our service available in certain jurisdictions, which could adversely affect our business and financial results should we desire to enter those markets in the future.
Compliance with laws and regulations of different jurisdictions imposing different standards and requirements is burdensome, costly, and time-consuming. Our platform is accessed by hosts and guests in multiple states and foreign jurisdictions. Our business efficiencies and economies of scale depend on generally uniform treatment of our business model across all jurisdictions in which we operate. Compliance requirements that vary significantly from jurisdiction to jurisdiction, and from municipality to municipality, impose an added cost to our business and increased liability for compliance deficiencies. In addition, laws or regulations that could harm our business could be adopted, or reinterpreted in a manner that affects our activities, by the U.S. government, state, local, or municipal governments, airports, and regulatory agencies or by foreign governments or agencies, including but not limited to the regulation of personal and consumer information and financial or other licensing requirements. Violations or new interpretations of these laws or regulations may result in penalties, negatively impact our operations, and damage our reputation and business.
Further, our platform is subject to differing — and sometimes conflicting — laws, rules, and regulations in the numerous states and jurisdictions in which we operate. Some laws impose limitations on our hosts’ ability to grow their business on our platform or could impose liability on our hosts or us. In the United States, many state and local laws, rules, and regulations impose or seek to impose legal restrictions and other requirements on operating our business, including airport permitting, insurance, licensure, screening, and other requirements. For example, zoning laws or homeowner’s association restrictions and the like could impact the ability of hosts to operate from, or park their vehicles in, desirable locations such as at or near their homes. If such affected hosts are unwilling or unable to comply with such zoning laws, we may fail to attract or retain hosts on our platform. In addition, because global laws and regulations continue to develop and evolve rapidly, it is possible that we and our hosts may not be, or may not have been, compliant with each such applicable law or regulation.
In addition, new, changed, modified, or newly interpreted or applied tax laws, statutes, rules, regulations, ordinances, or permitting fees could increase our hosts’ and our compliance, operating, and other costs, which could deter hosts from listing their vehicles on our platform and negatively affect our available network of vehicles or may make the pricing of trips less attractive to our guests who might choose other forms of transportation options available to them. Also, laws and regulations that may not be directly applicable to us, but would directly apply to hosts, may still result in potential costs and liabilities to us. Any or all of these events could adversely impact our business and financial performance.
Moreover, we are subject to regulations and laws specifically governing the internet, e-commerce, and electronic devices. These regulations and laws may cover taxation, privacy, data protection, pricing, accessibility, user generated content, copyrights, distribution, mobile communications, location services, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, unencumbered internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership and libel apply to the internet, e-commerce, digital content, and web services. Jurisdictions may regulate peer-to-peer or consumer-to-consumer online businesses, including certain aspects of our platform. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.
Additionally, the U.S. Congress and other legislative and regulatory authorities in the United States and internationally have considered, and will likely continue to consider, numerous measures related to climate change and greenhouse gas emissions. Should rules establishing limitations on greenhouse gas emissions become effective, demand for our services could decline, and our business could be adversely affected.
We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, and financial information (collectively, sensitive data).
Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws).
As another example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM, and the Telephone Consumer Protection Act of 1991, or TCPA, impose specific requirements on communications with customers. For example, the TCPA imposes various consumer consent requirements and other restrictions on certain telemarketing activity and other communications with consumers by phone, fax or text message. TCPA violations can result in significant financial penalties, including penalties or criminal fines imposed by the Federal Communications Commission or fines of up to $1,500 per violation imposed through private litigation or by state authorities.
Additionally, the California Consumer Privacy Act of 2018, or the CCPA, applies to personal information of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for administrative fines of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020, or the CPRA, expanded the CCPA’s requirements, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law.
Other states, such as Virginia, Connecticut, and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.
Additionally, various privacy laws and other obligations impose a range of requirements, such as obtaining certain consents to process personal data. Our inability or failure to comply with all such requirements could result in adverse consequences, including class action litigation and mass arbitration demands.
Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s General Data Protection Regulation, or the EU GDPR, the United Kingdom’s GDPR, or the UK GDPR, and together with the EU GDPR, the GDPR, and Australia’s Privacy Act impose strict requirements for processing personal data.
For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
As another example, in Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches. In addition, Canada’s Anti-Spam Legislation, or CASL prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with PIPEDA, CASL, or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards. For example, penalties for non-compliance with CASL are up to CAD $10 million per violation.
In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area, or the EEA, and the United Kingdom, or the UK, have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although various mechanisms may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework (which allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activities groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.
In addition, legislative proposals and present laws and regulations regulate the use of cookies and other tracking technologies, electronic communications, and marketing. For example, in the EEA and the UK, regulators are increasingly focusing on compliance with requirements related to the targeted advertising ecosystem. European regulators have issued significant fines in certain circumstances where the regulators alleged that appropriate consent was not obtained in connection with targeted advertising activities. It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes.
Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal information in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.
We use AI, including generative AI, in our products and services. The development and use of AI technologies present various privacy and security risks that may impact our business. AI technologies are subject to privacy and data security laws, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, such as Europe and certain U.S. states, have proposed or enacted laws governing AI. For example, European regulators have proposed a stringent AI regulation, and we expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI. These obligations may make it harder for us to conduct our business using AI, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI, or prevent or limit our use of AI. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of where they allege the company has violated privacy and consumer protection laws. If we cannot use AI or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.
In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.
We publish privacy policies, marketing materials, and other statements, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.
Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of hosts or guests; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.
Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or other monetary payments or limit our ability to operate our business.
We have in the past been, and may in the future become, involved in private actions, collective actions, investigations, and various other legal proceedings by hosts, guests, third parties involved in accidents with cars listed on our platform, suppliers, competitors, government agencies, airports, or others. Our automobile liability insurance providers arrange for the legal representation of us, hosts, guests, and authorized additional drivers for accidents that occur during a trip booked on our platform. Sometimes, non-approved drivers are named as defendants, in which case no defense or indemnification is available, or we and our community are named as defendants in cases where there was no authorized trip. While there has never been a settlement or judgment against us, or, to the best of our knowledge, our hosts, above our policy limits, it is possible there could be such a result in the future, in which case, we or the applicable host may be required to bear the excess costs, which could adversely affect our financial condition and results of operations.
In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving hosts, guests, or additional drivers using or who have used services offered on our platform, as well as from third parties. We are currently named as a defendant in a number of matters related to automobile accidents or other incidents involving guests, hosts, and additional drivers on our platform, other passengers, and third parties. In many of these matters, we believe we have meritorious defenses, dispute the allegations of wrongdoing, and intend to defend ourselves vigorously. We do not believe that any individual legal proceeding of this type that is currently pending or threatened legal proceeding that has arisen from these accidents or incidents is likely to have a material impact on our business, financial condition, or results of operations; however, results of litigation and claims are inherently unpredictable and legal proceedings related to such accidents or incidents, in the aggregate, could have a material impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.
We have also been subject to purported class action lawsuits regarding local consumer protection laws in Montreal and domestic litigation involving consumers who purchased a protection plan.
In November 2016, a putative class action was filed against us in the State of California on behalf of consumers who purchased a protection plan. The court twice denied plaintiffs’ motion for class certification. Plaintiffs were given leave to move for class certification a third time, which just one of the plaintiffs filed in December 2021 and then withdrew in January 2022, so that only one plaintiff’s individual claims remained. In October 2022, we reached and finalized a settlement agreement with the one remaining plaintiff, and the lawsuit was dismissed.
In 2018, a lawsuit was filed against us and our former insurance carrier, Nautilus Insurance Company, or Nautilus, in the Superior Court of New Jersey, Middlesex County, by two former users. The plaintiffs alleged claims for violation of the New Jersey Consumer Fraud Act, unconscionable commercial practices, and false advertising against Turo in connection with Nautilus’s denial of a liability insurance claim related to a Turo trip. We agreed to a settlement with the plaintiffs in December 2022.
In November 2019, a putative class action was filed against us in the Superior Court, Quebec, District of Montreal, or the Montreal Superior Court, alleging violations of local consumer protection laws. The suit sought injunctive relief and damages on behalf of the purported class. We and the purported class agreed to a class-wide settlement agreement, which was approved by the Montreal Superior Court in April 2022. The case remains open pending final implementation of the settlement terms.
In September 2020, two individuals filed a putative class action on behalf of all consumers in the State of Washington who purchased a protection plan. In October 2020, the complaint was amended to drop one of the two plaintiffs. The remaining plaintiff alleged that we acted as an insurer in Washington without authorization and seeks damages under Washington’s Consumer Protection Act and the Uniform Declaratory Judgment Act. We removed the case from state court to federal court. We also moved to dismiss the complaint and/or to compel arbitration. In July 2021, the court ruled that lead plaintiff Helen Cattaneo lacks Article III standing to assert her claims against us in federal court and remanded the case back to King County Superior Court for further proceedings. In October 2021, the litigation was amicably resolved.
The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time, and divert significant resources. If any of these legal proceedings are determined adversely to us, or we enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition, and results of operations. In addition, regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.
We are subject to payments-related risks.
We accept payments using a variety of methods, including credit and debit cards. As we offer new payment options to hosts and guests, we may be subject to additional regulations, compliance requirements, and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability.
We rely on third-party payment processors to process payments, refunds, and reimbursements made generally by guests and payments made to hosts. Under our commercial agreements with these third parties, they may terminate the relationships with us. If one of these third parties terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we could incur substantial delays and expense in finding and integrating an alternative payment service provider to process payments from hosts and guests, and the quality and reliability of any such alternative payment service provider may not be comparable. Further, the software and services provided by these third parties may not meet our expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Additionally, payment processing software is complex and involves automated processes implemented by us and third parties that we engage that can be misinterpreted or susceptible to errors. These risks have caused us, and may in the future cause us, to lose our ability to accept and account for online payments or other payment transactions, make timely payments to hosts, or result in over- or underpayments to hosts, any of which could disrupt our business for an extended period of time, make our platform less convenient and attractive to hosts and guests, expose host and guest information to unauthorized disclosures and abuse, and adversely affect our ability to attract and retain hosts and guests, or materially adversely affect our business, financial condition, ability to forecast accurately, and results of operations.
If we are unable to maintain our chargeback or refund rates at levels that credit and debit card issuers and payment processors deem acceptable, these entities may increase fees for chargeback transactions or for many or all categories of transactions, may increase the rates of declining transactions, or may terminate their relationship with us. Any increases in fees could adversely affect our operating results, particularly if we elect not to raise the prices for transactions on our platform to offset the increase. The termination of our ability to process payments on any major credit or debit card or through certain online payment service providers or payment processors could significantly impair our ability to operate our business.
We may also be subject to or voluntarily comply with a number of other laws and regulations relating to money laundering, money transmission, international money transfers, privacy and information security, and electronic fund transfers. If we are found to be in violation of such applicable laws or regulations, we could be subject to civil and criminal penalties or forced to cease our payments processing services or otherwise make changes to our business practices.

Loss or material modification of our credit or debit card acceptance privileges would have an adverse effect on our business, revenue, and results of operations.
Substantially all of our transactions are paid for by credit or debit card, or collectively, payment cards, because it simplifies and expedites the payment process and is typically a secure form of payment. The loss of our payment card acceptance privileges would significantly limit the number of reservations accepted and materially adversely affect our business, financial condition, and results of operations.
The card networks, such as Visa, MasterCard, and American Express, have adopted rules and regulations that apply to all merchants who process and accept payment cards, including the Payment Card Industry Data Security Standard, or PCI DSS. While we are not required to be PCI DSS compliant because we do not keep full credit card information for our guests, we engage with a third party to assess our compliance with the PCI DSS on a periodic basis and make necessary improvements to our internal controls. If we fail to comply with the rules and regulations adopted by the card networks that are applicable to us, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments or facilitate other types of online payments, and our business, financial condition, and results of operations could be adversely affected. Such failure to comply may subject us to fines, penalties, damages, and civil liability and could eventually prevent us from processing or accepting payment cards. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the card networks that are applicable to us, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss, or misuse of the payment card data of hosts or guests. These types of illegal activities may increase in the event of a macroeconomic downturn, as bad actors may seek to take increasing advantage of us, hosts, or guests. The loss of payment card acceptance privileges, or the significant modification of the terms under which we obtain payment card acceptance privileges, would have an adverse effect on our business, revenue, and operating results.
We are subject to anti-corruption, anti-bribery, anti-money laundering, and economic sanctions laws and regulations, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, U.S. domestic bribery laws, the U.K. Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act, and other anti-bribery and anti-corruption laws in the United States and other countries in which we conduct activities. Anti-bribery and anti-corruption laws are interpreted broadly and generally prohibit companies, their employees, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector for the purpose of obtaining or retaining business. We may in the future have operations in and deal with countries that pose a high risk of corruption. As we expand our operations and business internationally, we may engage with business partners and third-party intermediaries to promote our services and to obtain any necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.
While we have taken certain precautions and continue to enhance our policies and procedures relating to anti-bribery and anti-corruption compliance, our employees and agents may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Violations of anti-corruption laws may result in severe criminal or civil sanctions, prosecution, enforcement actions, fines, damages, reputational harm, adverse media coverage, and suspension or debarment from contracting with certain persons, which could adversely affect our business, financial condition, and results of operations.
We are also subject to economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and governmental authorities in other countries in which we conduct activities. Such regulations prohibit the provision of most products and services to embargoed jurisdictions and sanctioned parties without the required governmental authorizations. Changes in our services or future changes in sanctions regulations may create delays in the introduction of our services in international markets or, in some cases, prevent the provision of our services to certain countries, governments, or persons altogether. Any change in economic sanctions or related legislation or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our services by, or in our decreased ability to provide our services to, existing or potential end-customers worldwide. We have taken certain precautions to reduce the risk of our services from being provided in violation of sanctions laws and are in the process of evaluating our policies and procedures in order to make further improvements to our sanctions compliance program. As we grow and expand, both domestically and internationally, and as our risk profile increases, we may need to update or enhance our sanctions compliance policies and procedures. Violations of sanctions regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.
Risks related to insurance and protection
The insurance coverage, discretionary risk protection, and other elements of protection plans afforded to hosts and guests may be inadequate, which could adversely affect our business, results of operations, and financial condition.
In order to offset our potential losses related to vehicular accidents and to give hosts and guests peace-of-mind to use our platform, protection plans are available to hosts and guests through our platform. The protection plans typically contain some combination of insurance and/or non-insurance elements. One such non-insurance element is physical damage reimbursement for damage or loss of a host’s vehicle in most jurisdictions in the United States and another is the financial risk protection product in Australia that comprises the entire protection plan for hosts and guests. In the United States, third-party automobile liability insurance is provided to Turo by Travelers Excess and Surplus Lines Company. In Canada, insurance is provided by Economical Insurance Company, or one or more of its subsidiaries, for the provinces of Alberta, Newfoundland and Labrador, New Brunswick, Nova Scotia, Ontario, Prince Edward Island, and Quebec and Insurance Corporation of British Columbia for the province of British Columbia. In the United Kingdom, insurance is provided by Aioi Nissay Dowa Insurance UK Ltd., via our broker Aon UK Ltd. Both Aon and Aioi Nissay Dowa are authorized and regulated by the Financial Conduct Authority. In France, insurance is provided by AXA France IARD. In Australia, the discretionary risk protection product, which is not insurance, is provided by Turo Travels Mutual Limited, a non-profit company formed to operate a discretionary mutual fund to provide protection to Turo hosts and guests offering vehicles and taking trips in Australia. These insurance and risk protection providers have in the past, and may in the future, impose restrictions on coverage, including with respect to makes and models of vehicles or the age of guests, which has resulted, and may in the future result, in us refusing certain vehicle listings or trip bookings, which may adversely affect our business, financial condition, and results of operations.
This insurance and protection may not provide coverage for certain types of claims, including those relating to contagious diseases, under- or uninsured coverage, or medical payments or first-party payments for injuries to guests and their passengers, defective host vehicles and certain other claims, including vehicle accidents involving unauthorized drivers or guests who were visibly intoxicated during pickup, or criminal activity conducted with vehicles booked on our platform. In addition, it is difficult to predict the cost of damage that may be sustained in any vehicle accidents or other situations that are covered by the protection plans, including any trends with respect to riskier driving and increased damages claims. As a result of any of these factors, the insurance we maintain, the funds we anticipate having to expend for physical damage reimbursement, and the financial exposure limitation available to our hosts and guests may be insufficient to fully cover the costs associated with accidents or vehicle damage. Hosts’ personal existing insurance coverage is not generally expected to cover damage from guests booking their vehicles on our platform. Hosts may fail to appreciate the differences between their personal insurance coverage and the protection plans afforded through our platform. Guests may fail to appreciate the differences between their personal insurance coverage and the protection plans afforded through our platform. Guests may also fail to understand whether their personal automobile insurance, or policies of insurance offered by credit card providers, would cover them in the event of an accident or physical damage during a peer-to-peer car sharing reservation, even if those policies might otherwise cover them during a rental car reservation. If hosts or guests are not satisfied with their protection plans or their experience with the physical damage process for reimbursement for hosts or financial exposure limitation for guests, or if our competitors offer better protection plans, hosts may not list their vehicles on our platform or may fail to maintain their existing listings, or guests may choose other alternatives, which would adversely affect our business, results of operations, and financial condition.
We rely on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.
We procure third-party insurance policies to cover various operations-related risks, including automobile liability, employment practices liability, workers’ compensation, cybersecurity and data breaches, crime, directors’ and officers’ liability, and general business liability. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services, and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. In addition, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.
Insurance providers have increased premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to increase our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, or the number of claims significantly exceeds our historical experience or coverage limits, we experience claims in excess of our coverage limits, our insurance providers fail to pay on our insurance claims, we experience claims for which coverage is not provided, or the number of claims under our deductibles or self-insured retentions differs from historical averages.
Insurance and protection claims reserves and accruals may be inadequate and could adversely affect our business, results of operations, and financial condition.
Insurance and protection claims costs cannot be fully predicted, and reserves for expected costs within our deductible retention or under our contractual reimbursement contracts as part of a protection plan may be inadequate for losses. Claims frequency may change, the severity of the claims may be different than expected, and changes in our ability to collect amounts due from guests or insurance companies via subrogation may lead to adverse development of claim reserves or shortfalls in accrued amounts, any of which could adversely affect our business, results of operations, and financial condition.
We are subject to laws and regulations relating to insurance, and we may become involved in challenges by or disputes with insurance regulators.
Our wholly owned subsidiary, Turo Insurance Agency, LLC, or TIA, is a licensed insurance producer, resident in Arizona. TIA is also licensed as a non-resident insurance producer, sometimes referred to as a broker, in several states, and as such is subject to the laws and regulations of each of those states. Insurance regulators have broad authority to restrict or revoke licenses of insurance producers who are found to be in violation of any applicable laws and regulations, and any such restriction or revocation may have an adverse effect on our business in the affected state, which could adversely affect our results of operations and financial condition. In addition, insurance regulators in different states have in the past, and may in the future, reject our, or TIA’s, position regarding which aspects of the protection plans are insurance or not, whether we, or TIA, need to be licensed to adjust claims, or whether a producer’s license is, or is not, necessary in connection with the insurance that is included for all hosts and their guests. Different regulations exist in each jurisdiction involving providing insurance, adjusting claims, and/or producing or brokering insurance, each of which has its own set of regulations, which may result in a complicated patchwork of requirements in the various states and foreign jurisdictions in which trips take place. From time to time, we may become involved in challenges by, or disputes with, insurance regulators. For example, insurance regulators in Maryland, New York, Washington, and Hawaii have instituted various enforcement actions and administrative proceedings against us. In December 2018, we entered into a consent order with the Maryland Insurance Administration as a final resolution to an investigation initiated in 2017. Under the consent order, we maintained that we had not violated any law, but agreed to form TIA and agreed to pay an administrative penalty. In 2014, we entered into a consent order with the New York Department of Financial Services, or NYDFS, following an investigation that was made public in March 2013. NYDFS concluded that making insurance available through our platform was a violation of New York law and we were adjusting claims without a license. Under the consent order, we agreed to pay a civil penalty and to suspend our business operations in the State of New York until we received NYDFS’ prior approval. In December 2021, the Governor of the State of New York signed a new bill into law, portions of which went into effect on June 20, 2022 and the remainder on September 1, 2022, and authorizes group insurance policies for peer-to-peer car sharing in the State of New York. In April 2021, following an investigation by the Washington State Office of the Insurance Commissioner, we entered into a consent order levying a fine (OIC Order No. 20-0664) and requiring producer licensure and certain business practice changes. In November 2014, the Hawaii Insurance Division, or the Division, issued a notice of intent to impose fines and cease and desist against us. We and the Division reached a settlement in the matter. Under the settlement agreement, we maintained that we had not violated any law, but agreed that we or our affiliate will seek a license as a surplus lines producer in the State of Hawaii and agreed to pay an administrative penalty.
In addition, to the extent any of our employees sell, solicit, or negotiate insurance, they must be licensed insurance producers, and must fulfill annual continuing education requirements. In certain states in which we operate, insurance claims adjusters may also be required to be licensed and fulfill annual continuing education requirements. If we are not able to comply with applicable requirements, our business may be harmed.

In the future we may need to change the structure of our protection plans for insurance regulatory reasons. For instance, the State of Washington has required us to have a policy of insurance backing the physical damage component of the protection plan. Departments of Insurance in other states have examined this issue and determined a policy of insurance is not required to back the physical damage component of the protection plan.
The McCarran-Ferguson Act of 1945 clarified that states regulate insurance. As a result, each state has its own body of law and regulatory authority with respect to insurance. These rules are subject to change as state legislatures and regulatory agencies update their laws and regulations to address real and perceived issues and concerns. These laws and regulations are also subject to interpretation by courts. Insurance regulatory authorities have broad administrative powers to regulate all aspects of what may be deemed the offering of insurance, including the power to levy fines and monetary penalties, and restrict or revoke licenses for those found to be in violation of applicable laws and regulations. We cannot predict precisely whether or when regulatory inquiries or actions may be taken that could adversely affect us. Interpretations of regulations by regulators may change and statutes, regulations, and interpretations may be applied with retroactive effect. The National Association of Insurance Commissioners and the National Council of Insurance Legislators are the principal organizations tasked with establishing standards and best practices across the various states, the District of Columbia, and five U.S. territories, and from time to time promulgate model rules and regulations that often are the basis for insurance rules and regulations adopted by such jurisdictions. We cannot predict precisely whether or when regulatory actions may be taken that could adversely affect us or the operations of our regulated insurance subsidiary. Interpretations of regulations by regulators may change, and statutes, regulations, and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.
Further, under the Statutory Conditions of a Canadian automobile insurance policy, hosts are required to disclose to their personal insurance providers that they are using their vehicle(s) for peer-to-peer car sharing, and if they fail to make such disclosure, their insurance provider may cancel the policy for misrepresentation. A policy cancellation under this circumstance may place hosts in a high-risk category and complicate securing further insurance. While our platform discloses this requirement to hosts in Canada, we cannot be sure that all hosts in Canada are in compliance with this Statutory Condition, and any failure to comply with it or other similar requirements in other jurisdictions in which we may do business in the future may result in negative effects for our hosts, which could cause harm to our brand, reputation, and business.
If we are not able to maintain our relationship with our insurance providers around the world, our business and results of operations may be adversely affected.
The third parties that provide insurance coverage or liability protection to us and hosts and guests do not have an obligation to renew their agreements with us on commercially reasonable terms, or at all. Most of our insurance policies and discretionary risk arrangements are for one-year terms. We may not be able to renew our agreements on the same or better terms. If we are unable to renew our current agreements on commercially reasonable terms or if any of our agreements are prematurely terminated, the cost of insurance coverage or legal liability protection may increase substantially and coverage options available to hosts or guests may decrease substantially or be eliminated entirely, which could adversely affect our ability to attract and retain hosts and guests, or operate the business at all in the relevant jurisdiction. Moreover, if the providers of insurance or liability protection were to increase the cost of their services, we may have to increase the costs of our services for hosts and guests, which may make our services less attractive to our existing or potential hosts and guests. Any increase in costs for services for hosts or guests may only partially offset the total cost of such increases to us, which could adversely affect our results of operations.
Risks related to taxes
We could be required to collect additional sales taxes or be subject to other indirect tax liabilities in various jurisdictions, which could adversely affect our results of operations.
The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipts tax, to our business is a complex and evolving issue. Many of the statutes and regulations that impose these taxes were established before the adoption and growth of the internet and e-commerce. Significant judgment is required to evaluate applicable tax obligations, and, as a result, amounts recorded could be subject to adjustments. A number of jurisdictions have proposed or implemented new tax laws or interpreted the applicability of existing laws to businesses like ours. Laws and regulations relating to taxes as applied to our platform, and to our hosts and guests, vary greatly among jurisdictions, and it is difficult or impossible to predict how such laws and regulations will be applied. States, localities, the U.S. federal government, and tax authorities in other jurisdictions may seek to impose additional reporting, recordkeeping, and/or indirect tax collection obligations on marketplaces, including in jurisdictions where we do not have a physical presence. Most U.S. state jurisdictions have enacted laws requiring online marketplaces to collect and remit sales taxes on sales by their third-party sellers. New legislation could require us to incur substantial costs, including costs associated with tax calculation, collection, and remittance, and audit requirements, and could adversely affect our business and results of operations. We may also be subject to additional tax liabilities and related interest and penalties due to changes in indirect and non-income based taxes resulting from changes in U.S. federal, state, local, or international tax laws, administrative interpretations, decisions, policies, and positions, results of tax examinations, settlements, or judicial decisions, changes in accounting principles and changes to our business operations, as well as evaluation of new information that results in a change to a tax position taken in prior periods. Further, the U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales tax imposed by the state for online sales, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, and additional administrative expenses, which could materially harm our business. We are under audit by various state tax authorities with regard to sales tax and other indirect tax matters primarily arising from disputes about the tax treatment of transactions performed between hosts and guests on our platform. We establish reserves for indirect tax matters when we determine that the likelihood of a loss is probable, and the loss is reasonably estimable. Accordingly, we have established a reserve for potential issues related to indirect taxes in the amount of $18.9 million and $20.4 million as of December 31, 2022 and June 30, 2023, respectively, which represents our management’s best estimates of our potential liability and includes potential interest and penalties totaling $3.8 million and $4.2 million as of December 31, 2022 and June 30, 2023, respectively. However, upon examination or audit, such reserves may be insufficient, and our financial condition could be harmed.
New or revised taxes would likely increase the price paid by guests and the cost of doing business for our hosts, discourage hosts and guests from using our platform, lead to a decline in revenue, and materially adversely affect our business, results of operations, and financial condition. If we are required to disclose personal data pursuant to demands from government agencies for tax reporting purposes, our hosts, guests, and regulators could perceive such disclosure as a failure by us to comply with privacy and data protection policies, notices, and laws and commence proceedings or actions against us. If we do not provide the requested information to government agencies due to a disagreement on the interpretation of the law, we are likely to face enforcement action, engage in litigation, face increased regulatory scrutiny, and experience an adverse impact in our relationships with governments. Any of these events could adversely affect our brand, reputation, business, results of operations, and financial condition.
In addition, various states and other local jurisdictions assess car rental taxes on transactions that are deemed to be car rental transactions. We do not believe we are a car rental company, nor do we believe that current marketplace facilitator laws generally establish an obligation on us to collect and remit these taxes. Accordingly, we do not bill or collect these taxes and have only recorded minimal related reserves. We intend to maintain and defend this position vigorously, but there is no guarantee that an adverse outcome, should these transactions be challenged, would not have a material impact on our financial position, cash flows, and results of operations.
We devote significant resources, including management time, to the application and interpretation of laws and working with various jurisdictions to clarify whether taxes are applicable and the amount of taxes that apply. The application of indirect taxes to our hosts, guests, and our platform significantly increases our operational expenses as we build the infrastructure and tools to capture data and to report, collect, and remit taxes. Even if we are able to build the required infrastructure and tools, we may not be able to complete them in a timely fashion, in particular given the speed at which regulations and their interpretations can change, which could harm our relationship with governments and our reputation, and result in enforcement actions and litigation. The lack of uniformity in the laws and regulations relating to indirect taxes as applied to our platform and to our hosts and guests further increases the operational and financial complexity of our systems and processes, and introduces potential for errors or incorrect tax calculations, all of which are costly to our business and results of operations. Certain regulations may be so complex as to make it infeasible for us to be fully compliant. As our business operations expand or change, including as a result of introducing new or enhanced offerings, tiers, or features, or due to acquisitions, the application of indirect taxes to our business and to our hosts and guests will further change and evolve, and could further increase our liability for taxes, discourage hosts and guests from using our platform, and materially adversely affect our business, results of operations, and financial condition.

Our ability to use our net operating loss, or NOL, carryforwards and certain other tax attributes may be limited.
As of December 31, 2022, we had federal and state NOL carryforwards of approximately $46.3 million and $109.4 million, respectively. The entire $46.3 million of federal NOLs may be carried forward indefinitely but is limited to 80% of taxable income. In addition, as of December 31, 2022, we had federal and state research and development, or R&D, tax credits, excluding uncertain tax position reserves, of approximately $2.5 million and $5.2 million, respectively, available to offset our future taxable income, if any. If not utilized, the federal R&D tax credits will begin to expire in 2041. California state R&D tax credits may be carried forward indefinitely.
It is uncertain whether various states will conform to federal tax laws. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.
In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards, R&D credits, and other tax attributes to offset its post-change income or taxes may be limited. The completion of this offering, together with private placements and other transactions that have occurred since our inception, may trigger such ownership changes pursuant to Section 382 of the Code. We may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our NOL carryforwards or R&D credits is materially limited, it would harm our future results of operations by effectively increasing our future tax obligations.
Uncertainties in the interpretation and application of existing, new and proposed tax laws and regulations could materially affect our tax obligations and effective tax rate.
We are subject to income taxes in the United States, Canada, the United Kingdom, France, and Australia. The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, the relative amounts of income before taxes in the various jurisdictions in which we operate, new or revised tax laws, or interpretations of tax laws and policies, the outcome of current and future tax audits, examinations, or administrative appeals, our ability to realize our deferred tax assets, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
In addition, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. For example, France and the United Kingdom, among others, have each proposed or enacted taxes applicable to digital services, which includes business activities on digital platforms and would likely apply to our business. The Tax Cuts and Jobs Act, or the Tax Act, the Coronavirus Aid, Relief, and Economic Security Act, and the Inflation Reduction Act made many significant changes to the U.S. tax laws. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. In the United States, it is uncertain if and to what extent various states will conform to federal tax laws. Future tax reform legislation could have a material impact on the value of our deferred tax assets and could increase our future worldwide tax expense.

Risks related to our information technology and intellectual property
Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and results of operations or the effectiveness of internal controls over financial reporting.
We rely on various information technology systems, owned by us and third parties, to manage our operations. Over the last several years, we have been and continue to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality, and acquiring new systems with new functionality. For example, over the next several years, we plan to implement a new enterprise resource planning system across the company. These activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including impairment of our ability to fulfill trip bookings, maintain books and records, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new or upgraded systems or of integrating new or upgraded systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new or upgraded technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.
If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.
In the ordinary course of our business, we and the third parties upon which we rely process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.
Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.
We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats.
In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to hosts and guests, customer support, and other functions. We also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.
Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.
We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit vulnerabilities change frequently and are often sophisticated in nature. Therefore, such unknown vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities, alone or in the aggregate, pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.
Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.
If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our services, deter new hosts and guests from using our services, and negatively impact our ability to grow and operate our business.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company or our hosts and guests could be leaked, disclosed, or revealed as a result of or in connection with our customer’s, employee’s, personnel’s, or vendor’s use of generative AI technologies. Furthermore, any sensitive information (including confidential, competitive, proprietary, or personal data) that we or our hosts and guests input into a third-party generative AI platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI model. Additionally, where an AI model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model.
The successful operation of our business depends upon the performance and reliability of internet, mobile, and other infrastructures that are not under our control.
Our business depends on the performance and reliability of internet, mobile, and other infrastructures that are not under our control. We may operate in jurisdictions with limited internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of hosts and guests’ ability to access our platform. In addition, the internet infrastructure that we and our hosts and guests rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could interfere with the speed and availability of our platform. If our platform is unavailable when hosts and guests attempt to access it, or if our platform does not load as quickly as they expect, hosts and guests may not return to our platform as often in the future, or at all, and may use our competitors’ products or offerings more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile internet access fees or other charges to internet users increase, consumer traffic may decrease, which may in turn cause our revenue to significantly decrease.
We rely on mobile operating systems and app marketplaces to make our app available to hosts and guests, and if we do not effectively operate with or receive favorable placements within such app marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results, and results of operations could be adversely affected.
We depend in part on mobile operating systems, such as Android and iOS, and their respective app marketplaces, to make our app available to hosts and guests who utilize our platform. Any changes in such systems and app marketplaces that degrade the functionality of our app or give preferential treatment to our competitors’ apps could adversely affect our platform’s usage on mobile devices and adversely affect our user ratings and reviews in app marketplaces. If such mobile operating systems or app marketplaces limit or prohibit us from making our app available to hosts and guests, make changes that degrade the functionality of our app, slow the rollout of our app on their app marketplaces, increase the cost of using our app, impose terms of use unsatisfactory to us, require hosts and guests to opt in to enable marketing or advertising features, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ app marketplace is more prominent than the placement of our app, our host and guest growth could slow. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.
As new mobile devices and mobile platforms are released, there is no guarantee that app marketplaces will continue to list our app or that certain mobile devices will continue to support our platform or effectively roll out updates to our app. In addition, in order to deliver a high-quality app, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance hosts and guests’ experience. If hosts or guests who utilize our platform encounter any difficulty accessing or using our app on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our host and guest growth and host and guest engagement would be adversely affected.
We currently rely, and may in the future rely, on a small number of third-party service providers to host and deliver a significant portion of our offering, and any interruptions or delays in services from these third parties could impair the delivery of our services and adversely affect our business.
We use third-party cloud computing services, including Amazon Web Services and Google Cloud Platform, located in the United States and abroad. Our providers’ facilities may be subject to break-ins, sabotage, acts of vandalism, acts of terrorism, and other misconduct. Similarly, their cloud services, and therefore our own cloud infrastructure, may be subject to computer viruses, denial-of-service attacks, unauthorized access or other hacks, breaches, ransomware, or similar threats. These providers are also vulnerable to damage, or interruption from extended outages of critical utilities, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, blizzards, tsunamis, typhoons, tornadoes, droughts, and similar events. We currently do not have a comprehensive disaster recovery plan or cyber incident response plan in place nor do our systems provide complete redundancy of data storage or processing. As a result, the occurrence of any of these events, a decision by our third-party service providers to shut down or cease providing us their cloud computing services without adequate notice, or other unanticipated problems could result in loss of data as well as a significant interruption in our services and harm to our reputation and brand. In addition, our third-party cloud computing services agreements are of limited durations, and our third-party data cloud computing service providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these service providers on commercially reasonable terms, we may experience delays in the provision of our services until an agreement with another service provider can be arranged.
Our platform also relies on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make applications available for download. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. For example, Apple Inc. requires that iOS apps obtain users’ permission to track their activities across third-party apps and websites. If iOS users do not grant us such permission, our ability to target those users for advertisements and to measure the effectiveness of such advertisements may be adversely affected, which could decrease the effectiveness of our advertising, and increase our costs to acquire and engage hosts and guests on our platform.
In addition, we rely upon certain third parties to provide software for our platform. For example, we use Google Maps for the mapping function used to locate vehicles available for booking in a specified geographic area, which is critical to the functionality of our platform. Accordingly, we do not control all mapping functions employed by our platform or guests using our platform, and it is possible that such mapping functions may not be reliable. Further, if Google Maps increases the cost to us of using their mapping service, we may not be able to continue to use such service on commercially reasonable terms, or at all, or it could otherwise adversely affect our business, financial condition, and results of operations.
We also rely upon certain third parties to provide roadside assistance to guests. Accordingly, we do not control the quality or provision of such services to guests. Such third parties may fail to provide high-quality roadside assistance, or we may be unable to renew our agreements with these service providers on commercially reasonable terms, either of which could harm our reputation and adversely affect our business, financial condition, and results of operations.
From time to time, we may have disputes with certain of our third-party software providers. If, in connection with such a dispute, a software provider terminates its relationship with us or otherwise limits the provision of their software, data, or services to us, the availability or usage of our platform could be disrupted. If the third parties we rely upon cease to provide access to the third-party software, data, or services that we use, whether in connection with disputes or otherwise, do not provide access to such software, data, or services on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, data, or services, we may be required to seek comparable software, data, or services from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.
Moreover, we currently offer, and may in the future expand, certain additional offerings that rely on third-party software, hardware, data, or services. For example, vehicles booked through our Turo Go offering can be unlocked remotely through a guest’s cellular or Bluetooth connection, which requires integration with third-party software and/or hardware. If such remote unlock technology does not work as desired, has connectivity issues, is exploited, or malfunctions, guests may experience delays or an inability to access the vehicles booked on our platform, or unauthorized persons could access our hosts’ vehicles. We are also in the process of rolling out automated identification verification of guests upon pickup of vehicles booked on our platform, which relies on third-party software and services. If such identification verification software and/or services do not work as expected, unauthorized individuals may gain access to hosts’ vehicles, which may impact the decision of hosts to use our platform, and also affect the financial exposure we have for damage to the host’s vehicle or liability to third parties for bodily injury or property damage. If any such third-party service providers decide to limit or prohibit our ability to integrate such technologies into our platform or increase the price such that we can no longer use the technology, we may experience disruptions in service, harm to our brand and reputation, and adverse effects on our business.
Our platform is highly complex, and any undetected errors could materially adversely affect our business, results of operations, and financial condition.
Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including open-source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, platform unavailability or system disruption. Any errors, bugs, or vulnerabilities discovered in our code or systems released to production or found in third-party software, including open-source software, that is incorporated into our code, any misconfigurations of our systems, or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, negative publicity, damage to our reputation, loss of existing and potential hosts and guests, loss of revenue, liability for damages, a failure to comply with certain legal or tax reporting obligations, and regulatory inquiries or other proceedings, any of which could materially adversely affect our business, results of operations, and financial condition.
Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.
We believe that our intellectual property is an essential asset of our business and that our domain names, our proprietary software code, and our technology infrastructure currently give us a competitive advantage in the market for platforms that connect hosts with guests. If we do not adequately protect our intellectual property, our brand and reputation could be harmed, hosts and guests could devalue the utility of our platform, and our ability to compete effectively would be impaired.
To establish and protect our intellectual property rights, we rely, or may in the future rely, on a combination of copyright, trademark, trade secret, and other intellectual property laws, domain name registrations, user policies, and other contractual provisions and restrictions. However, the steps we have taken and plan to take may be inadequate to deter infringement, misappropriation, dilution, or other violations of our intellectual property rights. We do not have any issued patents, and there can be no assurance that our pending patent applications will result in issued patents, or that if issued, they would be of sufficient scope to provide meaningful protection or a competitive advantage. Additionally, while we rely on trademark registrations and common law trademark rights and have registered, or have applied to register, select marks in the United States and other jurisdictions around the world, we have not registered all of our trademarks and cannot guarantee that any of our applications will be approved. Our trademarks or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. We also enter into confidentiality agreements with our employees, consultants, service providers, and business partners and seek to control access to and distribution of our proprietary information in a commercially prudent manner. However, no assurance can be given that these steps will be effective in controlling access to our proprietary information or the distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information. These agreements may be breached, and we may not have adequate remedies for any such breach. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming. The efforts we have taken to protect our intellectual property may not be sufficient or effective, and it may be possible for other parties to copy or otherwise obtain and use the content of our website or our platform without authorization or independently develop technologies that are substantially equivalent or superior to our platform capabilities. We may be unable to prevent competitors from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks, domain names, service marks, and our other proprietary rights. If we do detect violations and decide to enforce our intellectual property rights, litigation may be necessary to enforce our rights, and any enforcement efforts we undertake could be time-consuming and expensive, could divert our management’s attention, and may result in a court determining that our intellectual property rights are unenforceable. Advances in AI technology may generate developments, which existing intellectual property laws may not adequately protect against and which may also give rise to a proliferation of infringement which we may not be able to address effectively. Any failure to protect our intellectual property in a cost-effective and meaningful manner could have an adverse effect on our business and our ability to compete.
We may be subject to claims that we violated the intellectual property rights of others, which are extremely costly to defend and could require us to pay significant damages, limit our ability to operate, or both.
We have in the past received, and may in the future receive, notices that claim we have misappropriated or misused other parties’ intellectual property rights. The use of AI tools could expose us to inadvertently infringing on the intellectual property rights of others. Our success depends, in part, on our ability to develop and commercialize our website and platform without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, there may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding, or business methods, and we may not be aware that we are infringing, misappropriating, or otherwise violating such third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. Additionally, companies in the internet and technology industries, and other patent holders, including “non-practicing entities,” seeking to profit from royalties in connection with grants of licenses or seeking to obtain injunctions, own large numbers of patents and other intellectual property and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Any intellectual property claims against us, regardless of merit, could be time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages and could result in our having to stop using technology, content, branding, or business methods found to be in violation of another party’s rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding, or business methods, which could require significant effort and expense and make us less competitive in the market for platforms that connect hosts with guests. If we cannot license or develop technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Further, our use of AI or the use by our third-party providers of AI may expose us to risks because the related intellectual property ownership and license rights have not been fully interpreted by U.S. courts or been fully addressed by federal or state regulation. Any of these results could harm our operating results.
Our use of open-source software could adversely affect our ability to offer our services and subject us to possible litigation.
We use open-source software in connection with the development of our website and platform. Open-source software is generally licensed by its authors or other third parties under open-source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open-source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating, or using the open-source software, or that we license such modifications or derivative works under the terms of the particular open-source license. From time to time, companies that use open-source software have faced claims challenging the use of open-source software or compliance with open-source license terms. We could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software or claiming noncompliance with open-source licensing terms. Some open-source licenses require users who distribute or make available across a network software and services that include open-source software to make available all or part of the source code of such software, which in some circumstances could include valuable proprietary code. While we monitor the use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of the open-source license, such use could inadvertently occur. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. If we were to receive a claim of non-compliance with the terms of any of our open-source licenses, we may be required to pay damages for breach of contract, publicly release certain portions of our proprietary source code, or expend substantial time and resources to re-engineer some or all of our software. In addition, the use of third-party open-source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could be harmful to our business, results of operations, or financial condition, and could help our competitors develop products and services that are similar to or better than ours.
Risks related to this offering and ownership of our common stock
No public market for our common stock currently exists, and an active and liquid trading market for our common stock may not develop or be sustained following this offering.
Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol “TURO.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired, or the price that you may obtain for your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or technologies by using our common stock as consideration.
The market price of our common stock may be volatile or may decline regardless of our operating performance, and you could lose all or part of your investment.
The initial public offering price of our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of prices at which our common stock will trade upon completion of this offering.

The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. As a result, the market price of our common stock is likely to be volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of our common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this “Risk factors” section and this prospectus and the following:
•actual or anticipated fluctuations in our results of operations;
•our actual or anticipated operating performance and the operating performance of our competitors or companies perceived to be similar to us;
•changes in the financial projections we provide to the public or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;
•additions or departures of board members, management, or key personnel;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations, new products, services, features, integrations, capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;
•changes in the anticipated future size or growth rate of our addressable markets;
•the legal and regulatory landscape and changes in the application of existing laws or adoption of new laws that impact our business, hosts, and/or guests, including changes in short-term occupancy and tax laws;
•legal and regulatory claims, litigation, or pre-litigation disputes and other proceedings;
•health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses;
•other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;
•sales or expected sales of our common stock by us, our officers, directors, principal stockholders, and employees;
•expiration of market standoff or lock-up agreements; and
•general economic, industry, and market conditions, including inflation, rising interest rates, and changes in consumer confidence and their resulting behavior.

If the market price of our common stock after this offering does not exceed the initial public offering price, you will not realize any return on your investment in us and will lose some or all of your investment. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. Broad market and industry factors may affect the market price of our common stock, regardless of our actual operating performance. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.
Following this offering, our principal stockholders will continue to have significant influence over all matters submitted to stockholders for approval, which could limit your ability to affect the outcome of key transactions, including a change of control. Further, many of our current directors were appointed by our principal stockholders.
Following the completion of this offering, our executive officers, directors, and greater than 5% stockholders, in the aggregate, will beneficially own approximately          % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants), without giving effect to any purchases that any of these holders may make through our directed share program. Further, many of our current directors were appointed by our principal stockholders. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors, and the approval of any significant transaction, as well as our management and business affairs. In addition, if any of our executive officers, directors, and greater than 5% stockholders purchase shares in this offering, or if any of our other current investors purchase shares in this offering and become greater than 5% stockholders as a result, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may have the effect of delaying, deferring, or preventing a change in control, impeding a merger, consolidation, takeover, or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders, and may affect the market price of our common stock.
We do not anticipate paying any dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.
You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to maintain our existing operations and fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. As a result, investors seeking cash dividends should not purchase our common stock.
Future sales of our common stock by our existing stockholders in the public market, including when the lock-up or market standoff period ends, could cause our stock price to fall.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up, market standoff period, and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. In addition, the perception in the market that holders of a large number of shares of our common stock intend to sell their shares could reduce the market price of our common stock.
Based on the number of shares of our common stock outstanding as of     , 2023, upon the completion of this offering, we will have outstanding a total of approximately          million shares of common stock (assuming the RSU Settlement, no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants). Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.
In connection with this offering, subject to certain customary exceptions, we, all of our directors, executive officers, the selling stockholders, and certain other holders of our common stock have entered into, or will enter into, lock-up agreements with the underwriters. The lock-up agreements pertaining to this offering will expire           days from the date of this prospectus. After the lock-up agreements expire, as of     , 2023, up to approximately          million additional shares of our common stock will be eligible for sale in the public market. Of those additional shares, approximately          million shares are held by our directors, executive officers, and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, however, in their sole discretion, permit our officers, directors, and the other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.
Our executive officers, directors, and certain holders of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, under which they have agreed, subject to specific exceptions including early release provisions, to certain restrictions on their ability to transfer any shares of our common stock or securities directly or indirectly convertible into or exchangeable or exercisable for our common stock during the period ending on the date that is 180 days after the date of this prospectus. We refer to such period as the lock-up period. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may release certain stockholders from the lock-up agreements prior to the end of the lock-up period. See the section titled “Underwriters” for further information about these agreements, including the provisions related to early release and transfer conditions.

Several stockholders are subject to restrictions contained in a variety of market standoff agreements with us that include restrictions on the sale, short sale, loan, granting of any option to purchase, or other disposition of our securities, and in some cases other restrictions. The forms and specific restrictive provisions within these market standoff provisions vary significantly. For example, some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and stockholders as to whether they restrict hedging. Sales, short sales, or hedging transactions involving our securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our common stock. In addition, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may waive the lock-up agreements entered into by certain of our stockholders with the underwriters before they expire.
We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of common stock subject to outstanding equity awards and shares reserved for issuance under our stock plans. That registration statement will become effective immediately on its filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up and market standoff agreements described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline. For a detailed description of our outstanding equity securities, see the section titled “Capitalization.”
After this offering, the holders of up to 188,127,908 shares of our common stock, or approximately          % of our total outstanding common stock based on the number of shares of our common stock outstanding as of     , 2023, will be entitled to rights with respect to the registration of their shares under the Securities Act, including requiring us to file registration statements with the Securities and Exchange Commission, or the SEC, covering their shares or to include their shares in registrations statements that we may file ourselves, subject to vesting schedules and to the lock-up agreements and agreements with market standoff provisions described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales or perceived potential sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock.
Purchasers in this offering will experience immediate and substantial dilution in the net tangible book value of their shares.
Assuming that the initial public offering price of our common stock is $          per share (the midpoint of the estimated price range appearing on the cover page of this prospectus), the initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will suffer an immediate dilution of $           in net tangible book value per share from the assumed initial public offering price, assuming an initial public offering price of our common stock of $          per share (the midpoint of the estimated price range appearing on the cover page of this prospectus). If the underwriters exercise their option to purchase additional shares, or if we issue any other securities or convertible debt in the future, investors will experience further dilution. For more information, including information as to how we compute net tangible book value per share, see the section titled “Dilution.”
Additional issuances of our capital stock could result in significant dilution to our stockholders.
We may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investment, or otherwise. Additional issuances of our capital stock will result in dilution to existing holders of our capital stock. Also, to the extent outstanding options and warrants to purchase our capital stock are exercised, including the IAC Warrant, there will be further dilution. In addition, we rely on equity-based compensation as an important tool in recruiting and retaining employees. The amount of dilution due to equity-based compensation of our employees or other additional issuances could be substantial, depending upon the size of the issuance or exercise. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.
Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.
From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this “Risk factors” section, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers, Redditors, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.
Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.
Equity research analysts do not currently provide coverage of our common stock, and we cannot assure you that any equity research analysts will adequately provide research coverage of our common stock after the listing of our common stock on the New York Stock Exchange. A lack of adequate research coverage may harm the liquidity and trading price of our common stock. To the extent equity research analysts do provide research coverage of our common stock, we will not have any control over the content and opinions included in their reports. The trading price of our common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our trading price or trading volume to decline.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We intend to use the net proceeds we receive from this offering, to satisfy all of our anticipated tax withholding and remittance obligations related to the settlement of certain outstanding RSUs. We intend to use the remaining net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. We have not yet determined the manner in which we will allocate the net proceeds we receive from this offering and as a result, our management will have broad discretion in the allocation and use of the net proceeds. See the section titled “Use of proceeds.”
Our management will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Accordingly, investors will need to rely on our judgment with respect to the use of these proceeds. The failure by our management to allocate or use these funds effectively could harm our ability to continue maintaining and expanding our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that destroys value. Our ultimate use of the net proceeds from this offering may vary substantially from the currently intended use.
In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.
You should carefully evaluate all of the information in this prospectus before investing in our common stock. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers, or our employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.
Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, and the trading price of our common stock may be lower as a result.
There are provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:
•the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;
•a provision requiring approval by holders of at least 66 2/3% of our outstanding common stock to remove any of our directors;
•a prohibition on cumulative voting for directors;

•the requirement of approval by holders of at least 66 2/3% of our outstanding common stock to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•an inability of our stockholders to call special meetings of stockholders; and
•a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.
Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our amended and restated certificate of incorporation, our amended and restated bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation, as will be in effect immediately prior to the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of fiduciary duty;
•any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, as will be in effect immediately prior to the completion of this offering; and
•any action asserting a claim against us that is governed by the internal affairs doctrine or otherwise related to our internal affairs.
This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such operations choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court when a provision in the certificate of incorporation requires such filing, there is no guarantee that courts of appeal will affirm the enforceability of such provisions or that state trial courts hearing such suits de novo will continue to enforce such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business, financial condition, results of operations, and prospects. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business, financial condition, results of operations, and prospects.
We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, and, for so long as we continue to qualify as an emerging growth company, we have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, registration statements, and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which we have total annual revenue of at least $1.235 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.
Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be adversely affected. Further, we cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of the New York Stock Exchange, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. Further, several members of our management team do not have prior experience in running a public company. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition.

Although we are in the process of hiring additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from business operations to compliance activities.
If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers.
As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations, and financial condition.
As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and the New York Stock Exchange regarding our internal controls over financial reporting. We may not complete needed improvements to our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock and your investment.
Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the New York Stock Exchange. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to increase our costs and place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2024 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal controls over financial reporting. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal controls over financial reporting, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal controls such as those described more fully below, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and may seriously harm our business.

We have previously identified material weaknesses relating to lack of accounting resources and related internal controls. If our remediation efforts over any material weaknesses are not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting, our ability to accurately and effectively report our financial condition and results of operations in a timely manner or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us, subject us to litigation or significant financial or other penalties, and, as a result, affect the value of our common stock and our financial condition.
As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls, subject to any exemptions that we avail ourselves to under the JOBS Act. For example, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing internal control over financial reporting required to comply with this obligation.
In connection with the preparation of our consolidated financial statements for the years ended December 31, 2019, 2020, and 2021, we identified material weaknesses relating to a lack of accounting resources and related internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
We did not design or maintain an effective control environment commensurate with our financial reporting requirements. We did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. This contributed to the following material weaknesses:
•We did not have adequate controls in place to prevent inappropriate segregation of duties in manual journal entries. Specifically, we did not design and maintain controls to ensure (i) the appropriate segregation of duties between the preparer and reviewer of journal entries in the preparation and review of journal entries and (ii) journal entries were reviewed at the appropriate level of precision, including a lack of evidence to support that a review had been performed.
•We had limited financial accounting resources and lack of risk assessment procedures, which led to inadequate design of internal controls that resulted in a material weakness associated with accounting for certain routine and non-routine transactions, inclusive of instances where certain accounts were not appropriately or timely reconciled and errors existed in certain data sets used by management to reconcile accounts and the impact of certain complex transactions were not completely and appropriately reflected in our consolidated financial statements.
Each of the material weaknesses described above, if not remediated, could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we and our independent public accounting firm determined that these control deficiencies constitute material weaknesses. We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.
We have taken measures to address these material weaknesses in our internal controls. During 2020, we completed our remediation efforts related to the inappropriate segregation of duties in manual journal entries control findings and have concluded that this material weakness no longer exists as of December 31, 2020. During 2022, we completed our remediation efforts related to limited financial accounting resources and lack of risk assessment procedures and have concluded that this material weakness no longer exists as of December 31, 2022. Specifically, we took the following actions:
•We increased resources dedicated to our accounting, tax, finance, internal audit, and IT teams, including personnel with additional knowledge, experience, and training, to ensure we have adequate staff, to segregate key duties, and to comply with company policies and procedures.
•We assessed our internal control environment and performed a comprehensive risk assessment of our internal controls over financial reporting.

•We implemented and improved systems, policies, and procedures for key processes which impact financial reporting, as well as enhanced the design of certain existing review controls and implemented new review and process level controls.
•We hired a third party to assist with the implementation of, and to review and provide feedback on, our remediation plan and advise us on best practices.
Our completion of the remediation of this material weakness does not provide assurance that the remediation or other controls will continue to operate effectively in the future.
We cannot assure you that the remediation measures we have taken to date, will be sufficient to avoid the identification of additional material weaknesses in the future. If we identify new material weaknesses in the future, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.
The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act is time consuming, complicated, and costly. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting, our management may be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected, and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more persons or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and may not be detected.
Our results of operations and financial condition could be materially and adversely affected by changes in accounting principles.
The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations of accounting and financial reporting requirements of the SEC or other regulatory agencies. The adoption of a change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our results of operations and financial condition and could require significant investment in systems and personnel.

Special note regarding forward-looking statements
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “toward,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:
•our ability to attract and retain hosts and guests;
•our expectations regarding our financial performance, including net revenue, cost of net revenue, gross profit, or gross profit as a percentage of net revenue, contribution profit (loss), contribution margin, adjusted EBITDA, operating expenses, key metrics, and other results of operations, and our ability to achieve or maintain future profitability;
•our expectations regarding future operating performance, including Days and Gross Booking Value;
•the effects of seasonal trends on our results of operations;
•the continuing effects of COVID-19 or other public health crises on our business and results of operations, the travel and transportation industries, travel and transportation trends, and the global economy generally;
•our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture;
•our estimated market opportunity and anticipated economic, industry, and host, guest, and consumer trends, growth rates, and challenges in our business and the industries and markets in which we operate, including related to inflation, interest rates, increased domestic and international regulation such as those related to data privacy and AI, and the rental car shortage;
•our ability to gauge and adapt to industry trends and changing host, guest, and consumer preferences in products, features, use cases, and sustainability of such products offered on our platform;
•anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;
•the effects of increased competition in our markets and our ability to successfully compete with companies that are currently in, or may in the future enter, the markets in which we operate;
•our ability to continue to grow across all major global markets and manage expansion into international markets;
•our ability to identify and complete acquisitions, investments, collaborations, or partnerships that complement and expand the functionality of our platform and products, features, and use cases;
•the availability of capital to grow our business;
•our ability to maintain and expand our relationships with strategic partners;
•our reliance on the information technology systems or data of third parties;
•our ability to timely and effectively scale and adapt our products, features, and use cases;
•our ability to innovate and enhance existing products, features, and use cases;
•our ability to develop new products, features, and use cases and bring them to market in a timely manner, and whether our hosts and guests and prospective hosts and guests will adopt these new products, features, and use cases;

•our reliance on key personnel and our ability to attract, maintain, and retain management and skilled personnel;
•the safety, affordability, and convenience of our platform and our offerings;
•our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States and internationally and our expectations regarding various laws and restrictions that relate to our business;
•our ability to successfully defend litigation brought against us and the outcome of any legal or administrative proceedings;
•our ability to maintain, protect, and enhance our brand and intellectual property;
•our expectations regarding our income tax liabilities, expected tax rates, or tax obligations, including our anticipated tax withholding and remittance obligations in connection with the RSU Settlement and other RSU settlements and option exercises following this offering;
•our ability to prevent disturbance to our information technology systems;
•the increased expenses associated with being a public company;
•our ability to design, implement, and maintain proper and effective internal control over financial reporting;
•the future trading prices of our common stock; and
•our anticipated use of the net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the sections titled “Prospectus summary — Risk factors summary,” “Risk factors,” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

Market, industry, and other data
This prospectus contains statistical data, estimates, forecasts, and other information concerning our industry, including market size and growth of the market in which we participate, that are based on industry publications and reports as well as other independent sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.
The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry sources:
•American Automobile Association (AAA), Your Driving Costs, 2022.
•AppFigures, App Teardown — Turo Wins the Car Rental Game, June 1, 2021.
•AZ Central, Top Workplaces in Arizona, 2021.
•AZ Central, Top Workplaces in Arizona, 2022.
•AZ Central, Top Workplaces in Arizona, 2023.
•Bay Area News Group, Bay Area Top Workplaces 2018, 2018.
•Bay Area News Group, Bay Area Top Workplaces 2019, 2019.
•Bay Area News Group, Bay Area Top Workplaces 2020, 2020.
•Bay Area News Group, Bay Area Top Workplaces 2021, 2021.
•Federal Reserve Economic Data (FRED), Motor Vehicle Loans Owned and Securitized, Outstanding, August 2023.
•Fitch Solutions, Electric Vehicle Share in the US Reaches Record Levels in 2020, According to IHS Markit, February 19, 2021.
•Fitch Solutions, Passenger Car Fleet, 2022.
•Glassdoor, Top CEOs 2019 — Top Small & Medium, 2019.
•Glassdoor, Turo Reviews, November 22, 2021.
•Great Place to Work, Best Workplaces for Parents 2022 — Small and Medium, 2022.
•Great Place to Work and Fortune, Fortune Best Medium Workplaces 2022, 2022.
•Great Place to Work and Fortune, Fortune Best Medium Workplaces 2023, 2023.
•Great Place to Work and Fortune, Fortune Best Workplaces in Technology 2022 — Small and Medium, 2022.
•Great Place to Work and Fortune, Fortune Best Workplaces in the Bay Area 2021 — Small and Medium, 2021.
•Great Place to Work and Fortune, Fortune Best Workplaces in the Bay Area 2022 — Small and Medium, 2022.
•International Road Federation, 2021 IRF World Road Statistics, 2021.
•Journal of Planning Education and Research, The Poverty of the Carless: Toward Universal Auto Access, February 2019.
•Kelley Blue Book, Average New Car Price Falling; Incentives Making a Comeback, March 8, 2023.

•Kelley Blue Book, New-Car Transaction Prices Rise Nearly 3 Percent in January 2016, According To Kelley Blue Book, February 2, 2016.
•MIT Senseable City Lab (SCL), Singapore — MIT Alliance for Research and Technology (SMART), and Allianz, Unparking, September 8, 2023.
•The Mountain-Plains Consortium, Impacts of Ridesourcing on VMT, Parking Demand, Transportation Equity, and Travel Behavior, March 2019.
•National Association of City Transportation Officials, Shared Micromobility in the U.S.: 2019, 2020.
•Newsweek, Global Most Loved Workplaces 2023, 2023.
•The Organisation for Economic Co-operation and Development, Prices and purchasing power parities (PPP), 2021.
•Phoenix Business Journal, 2020 Best Places to Work, 2020.
•Phoenix Business Journal, 2021 Best Places to Work, 2021.
•Phoenix Business Journal, 2022 Best Places to Work, 2022.
•San Francisco Business Times, Best Places to Work in the Bay Area (Midsize), April 20, 2018.
•San Francisco Business Times, Best Places to Work in the Bay Area, Midsize Companies, April 19, 2019.
•San Francisco Business Times, Best Places to Work in the Bay Area, Midsize Companies, May 7, 2021.
•San Francisco Business Times, Best Places to Work in the Bay Area, Midsize Companies, May 5, 2022.
•San Francisco Business Times, Best Places to Work in the Bay Area, Midsize Companies, May 5, 2023.
•San Francisco Chronicle, Bay Area Top Workplaces 2022, 2022.
•San Francisco Chronicle, Bay Area Top Workplaces 2023, 2023.
•The Stevie Awards for Great Employers, Gold Stevie Award — Transportation, 2021.
•The Stevie Awards for Great Employers, Gold Stevie Award — Transportation, 2022.
•U.S. Bureau of Transportation Statistics, Household Spending on Transportation: Average Household Spending, 2021.
•U.S. Department of Transportation, National Household Travel Survey, May 2017.
•Wealthfront, 2021 Career-Launching Companies, 2021.
•Wealthfront, 2022 Career-Launching Companies, 2022.
•Wealthfront, 2022 Career-Launching Companies, 2023.
•Wealthfront, Career Launching Companies List — 2018 Edition, 2018.
•Wealthfront, Career Launching Companies List — 2019 Edition, 2019.
•Wealthfront, Career Launching Companies List — 2020 Edition, 2020.
•Wealthfront, Wealthfront’s Career Launching Companies List — 2017 Edition, 2017.
•XM Institute, Economics of NPS in the Car Rental Industry, April 2022.
Information in this prospectus on our position as the world’s largest car sharing marketplace and our unrivaled network and extraordinary selection is from independent market research carried out by Prescient & Strategic Intelligence (P&S Intelligence) in a report titled Global Peer-to-Peer (P2P) Carsharing Market, 2020. Our position as the world’s largest car sharing marketplace and our unrivaled network and extraordinary selection is based on a number of measures, including market share, the number of hosts, guests, and vehicle listings on our marketplace, and by geographic presence based on the number of cities in which our services are available.
In addition, statements in this prospectus referring to studies conducted by The Center for Growth and Opportunity at Utah State University, the Chaddick Institute for Metropolitan Development at DePaul University, and SCIMA LLC are from the following independent market research reports that we commissioned:
•Chaddick Institute for Metropolitan Development at DePaul University, An Engine for Earning: Estimating the Financial Benefits of Peer-to-Peer Carsharing to Vehicle Hosts, April 25, 2019.
•The Center for Growth and Opportunity at Utah State University, Who Pays When Car Sharing Is Taxed?, May 2021.
•SCIMA LLC, Economic Opportunity: Estimating the Economic Benefits of Hosting with Turo, February 2022.
Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
The cars and testimonials contained in this prospectus are from actual Turo cars, hosts, and guests. The hosts and guests featured in this prospectus have agreed to the use of their testimonials for marketing, advertising, and other purposes. Some of these hosts and guests were compensated nominal amounts for their time and effort associated with providing the testimonials and appearing in pictures or videos. The product screens presented in this prospectus are illustrative examples of actual product screens on our platform.
Throughout this prospectus, we use the terms “booking” and “trip” interchangeably.

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $          million (or approximately $          million if the underwriters’ option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $          per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.
A $1.00 increase (decrease) in the assumed initial public offering price of $          per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming the assumed initial public offering price of $           per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We intend to use the net proceeds we receive from this offering to satisfy all of our anticipated tax withholding and remittance obligations related to the settlement of certain outstanding RSUs. Based on          RSUs for which the time-based vesting condition was satisfied on or before                    , 2023, and assuming (i) the liquidity event-based vesting condition for the RSUs, which will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, will be satisfied on that date, (ii) the fair market value of our common stock at the time of settlement and vesting will be equal to the assumed initial public offering price per share of $          , the midpoint of the price range set forth on the cover page of this prospectus, and (iii) an assumed           % tax withholding rate, which is the estimated blended tax rate based on individual tax elections made by such RSU holders, we estimate that these tax withholding obligations on the assumed settlement date to be satisfied using the net proceeds we receive from this offering would be approximately $          in the aggregate. Each $1.00 increase or decrease in the assumed initial public offering price per share of $           , which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change in the assumed settlement date, vesting date, or applicable tax withholding rate, would increase or decrease, respectively, the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU settlement by approximately $           . In addition, a 1% increase or decrease in the tax withholding rate would increase or decrease, respectively, the amount of tax withholding and remittance obligations related to the RSU settlement by approximately $           .
We intend to use the remaining net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. We will have broad discretion over how we use the net proceeds from this offering. We intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments.

Dividend policy
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and any other factors our board of directors may deem relevant. In addition, the terms of our revolving credit facility restrict our ability to pay dividends or make distributions, and we may enter into credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends or make distributions.

Capitalization
The following table sets forth our cash and our capitalization as of June 30, 2023 as follows:
•on an actual basis;
•on a pro forma basis to reflect (i) the automatic conversion of 169,952,096 shares of our redeemable convertible preferred stock outstanding as of June 30, 2023 into 183,768,391 shares of common stock immediately prior to the completion of this offering, (ii) the RSU Settlement, (iii) the issuance of an aggregate of          shares of common stock pursuant to the warrant held by IAC Inc., or IAC, in connection with this offering, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iv) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and
•on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) our issuance and sale of          shares of common stock in this offering at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.
The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and the related notes included in this prospectus and the sections titled “Summary consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations,” and other financial information contained in this prospectus.

	As of June 30, 2023
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$276,047	$	$
Debt, current(2)	263
Debt, non-current(2)	760	$	$
Redeemable convertible preferred stock warrant liability	123,424
Redeemable non-controlling interest	4,237
Redeemable convertible preferred stock, $0.001 par value per share; 170,034,432 shares authorized, 169,952,096 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	471,264
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share; no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value per share; 267,000,000 shares authorized, 31,468,654 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	32
Additional paid-in capital	63,355
Accumulated other comprehensive (loss) income	146
Accumulated deficit	(321,809)
Total stockholders’ (deficit) equity	(258,276)
Total capitalization	$341,672	$	$
__________________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total

stockholders’ (deficit) equity, and total capitalization by approximately $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ (deficit) equity, and total capitalization by approximately $          , assuming the assumed initial public offering price of $          per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)Consists of French State guaranteed loans issued to us in connection with our May 2022 acquisition of Ouicar (see Note 8 to our consolidated financial statements included elsewhere in this prospectus).
If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, total capitalization, and shares of common stock issued and outstanding as of June 30, 2023 would be $          , $          , $          , $          , and          shares, respectively.
The number of shares of our common stock that will be outstanding after this offering is based on 215,237,045 shares of our common stock (including (a) shares of our redeemable convertible preferred stock on an as-converted basis and (b) the net issuance of                     shares of our common stock subject to RSUs pursuant to the RSU Settlement) outstanding as of June 30, 2023, and excludes:
•27,148,275 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2023, with a weighted-average exercise price of $4.05 per share;
•16,205,092 RSUs covering shares of our common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of June 30, 2023, for which the liquidity-based vesting condition was not yet satisfied as of June 30, 2023 (we expect that vesting of certain of these RSUs through          , 2023 will result in the net issuance of           shares of our common stock in connection with this offering, after withholding          shares of common stock to satisfy associated estimated income tax obligations at an assumed          % tax withholding rate, which is the estimated blended tax rate based on individual tax elections made by such RSU holders);
•526,919 RSUs covering shares of our common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions granted after June 30, 2023, for which the liquidity-based vesting condition was not yet satisfied as of June 30, 2023;
•up to $22.1 million of shares of our common stock issuable upon the exchange of securities issued in connection with our acquisition of OuiCar and outstanding as of June 30, 2023;
•                shares of our common stock reserved for future issuance under our 2023 Plan, including          new shares plus the number of shares (not to exceed          shares) underlying outstanding stock awards granted under our 2010 Plan or 2020 Plan that expire, or are forfeited, canceled, withheld, or reacquired; and
•                shares of our common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering.
Our 2023 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive compensation — Employee benefit and stock plans” for additional information.

Dilution
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
Our historical net tangible book value (deficit) as of June 30, 2023 was $(290.7) million or $(9.24) per share. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less goodwill, intangibles, and deferred offering costs, total liabilities, redeemable non-controlling interests, and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding as of June 30, 2023.
Our pro forma net tangible book value as of June 30, 2023 was $          million, or $          per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our deferred offering costs and total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2023, after giving effect to (i) the automatic conversion of 169,952,096 shares of our redeemable convertible preferred stock outstanding as of June 30, 2023 into 183,768,391 shares of common stock immediately prior to the completion of this offering, (ii) the RSU Settlement, (iii) the issuance of an aggregate of          shares of common stock pursuant to the warrant held by IAC in connection with this offering, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iv) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering.
After giving further effect to the sale of          shares of common stock that we are offering at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been approximately $          million, or approximately $          per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $          per share to new investors purchasing shares of common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2023	$(9.24)
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2023	$
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $          per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by approximately $          per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $          per share and decrease (increase) the dilution to investors participating in this offering by approximately $          per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $           per share, the increase in pro forma net tangible book value per share to existing stockholders would be $          per share, and the dilution per share to new investors would be $          per share, in each case assuming an initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2023, the differences between the number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering, and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%	$	100%	$
Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to          shares, or          % of the total number of shares outstanding following the completion of this offering, and will increase the number of shares held by new investors to          shares, or          % of the total number of shares outstanding following the completion of this offering.
If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own          % and the investors purchasing shares of our common stock in this offering would own          % of the total number of shares of our common stock outstanding immediately after completion of this offering.
The number of shares of our common stock that will be outstanding after this offering is based on 215,237,045 shares of our common stock (including (a) shares of our redeemable convertible preferred stock on an as-converted basis and (b) the net issuance of                     shares of our common stock subject to RSUs pursuant to the RSU Settlement) outstanding as of June 30, 2023, and excludes:
•27,148,275 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2023, with a weighted-average exercise price of $4.05 per share;
•16,205,092 RSUs covering shares of our common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of June 30, 2023, for which the liquidity-based vesting condition was not yet satisfied as of June 30, 2023 (we expect that vesting of certain of these RSUs through                    , 2023 will result in the net issuance of                    shares of our common stock in connection with this offering, after withholding                    shares of common stock to satisfy associated estimated income tax obligations at an assumed          % tax withholding rate, which is the estimated blended tax rate based on individual tax elections made by such RSU holders);
•526,919 RSUs covering shares of our common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions granted after June 30, 2023, for which the liquidity-based vesting condition was not yet satisfied as of June 30, 2023;
•up to $22.1 million of shares of our common stock issuable upon the exchange of securities issued in connection with our acquisition of OuiCar and outstanding as of June 30, 2023;
•          shares of our common stock reserved for future issuance under our 2023 Plan, including          new shares plus the number of shares (not to exceed          shares) underlying outstanding stock awards granted under our 2010 Plan or 2020 Plan that expire, or are forfeited, canceled, withheld, or reacquired; and
•          shares of our common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering.

Our 2023 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive compensation — Employee benefit and stock plans” for additional information.
To the extent any outstanding options are exercised, or new stock options are issued, under our equity incentive plans, or we issue additional equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

56M+ Cumulative Days
$1M net revenue
per day
$1M net revenue
per week
$1M net revenue
per quarter
$1M net revenue
per year
Cumulative Days
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Turro over time

2010	Launched in Boston & San Francisco
2011	Hit 1,000 completed trips
2012	Launched nationwide in US
2013	Launched “Book instantly” $1M net revenue per year
2014	Introduced delivery as a feature $1M net revenue per quarter
2015	Rebranded to Turo
2016	First international expansion to Canada
2017	Launched Power Host program $1M net revenue per week
2018	Expanded operations to the United Kingdom Launched Turo Go
2019	1M cumulative active guests 100K cumulative active hosts Launched All-Star Host Program
2020	Implemented Turo Risk Score-based pricing Created the Turo Seed Initiative
2021	2B+ miles driven Launched carbon neutrality initiative $1M net revenue per day
2022	Expanded operations to France through OuiCar acquisition Expanded operations to Australia
2023	5B+ miles driven Received carbon neutrality certification for 2022 from SCS Global Services

Management’s discussion and
analysis of financial condition
and results of operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and related notes included elsewhere in the prospectus. The consolidated results of operations for the years ended December 31, 2019, 2020, 2021, and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations for the six months ended June 30, 2022 and 2023 and the consolidated balance sheet data as of June 30, 2023 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In addition to our historical consolidated financial information, this discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those described in or implied by these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk factors” and elsewhere in this prospectus.
Overview
Turo is the world’s largest car sharing marketplace where guests can book any car they want from a vibrant community of trusted hosts. Whether they’re looking for a car down the street or flying in from afar, searching for a rugged truck or something smooth and swanky for a once-in-a-lifetime event, guests can take the wheel of the perfect car for any occasion, while hosts can take the wheel of their futures by sharing their underutilized personal vehicles or building an accessible, flexible, and scalable car sharing business from the ground up. Turo is home to a supportive and collaborative community that shares thousands of vehicles across the United States, Canada, the United Kingdom, France, and Australia. As of June 30, 2023, we had over 175,000 active hosts and 3.2 million active guests from around the world participating on our marketplace.
We are pioneering a new category of transportation, advancing the next era of personal mobility by connecting guests with an unrivaled network of privately owned vehicles. Cars remain the preferred means of transportation for short-, medium-, and long-duration trips across a variety of use cases, but traditional mobility options do not provide adequate and efficient access for guests to vehicles. The peer-to-peer car sharing opportunity Turo delivers to hosts and guests provides a more convenient, economically efficient, and environmentally and socially responsible way to access an extraordinary selection of vehicles compared to traditional car ownership and car rental.
Our platform unlocks peer-to-peer car sharing through technology — a seamless, simple platform that connects hosts and guests and enables them to transact in a trusted, safe environment. With Turo, hosts can quickly list vehicles, adjust their availability, and dynamically modify prices to access the unique demand patterns in their market. Guests can search by location, type, price, use case, and many other categories to find the perfect vehicle for their needs. Our platform supports a variety of use cases — from the minivan for the family road trip, to the convertible for the long-awaited beach getaway, or a simple vehicle for escaping the city grind. Built-in messaging, payments, fraud detection, the proprietary Turo Risk Score, and host and guest protection plans are designed to deliver a safe transaction and experience for our community.
We have experienced rapid growth since our launch in 2010. Our business model has proven to be resilient throughout fluctuations in travel trends and economic climates as our marketplace dynamically adjusts to the needs of our hosts and guests. Product rollouts, such as the introduction in April 2020 of the Turo Risk Score, have enabled us to manage risk and optimize our Marketplace Fees. We have expanded our geographic footprint and our product offering to encompass a wide variety of use cases ranging from short-duration travel to longer-duration trips, which has increased the number of active guests and active listings on the platform.
In 2021, we generated net revenue of $469.0 million, representing 213% growth from $149.9 million in 2020, due to a combination of the positive effects of the COVID-19 pandemic on our business, improved optimization of the Turo Risk Score, hosts increasing the prices for vehicles charged to guests, as well as a rental car supply shortage. In 2022, we generated net revenue of $746.6 million, representing 59% growth from $469.0 million in 2021, due to an increase in Days (as defined under “— Key business metrics” below) as a result of continued travel demand combined with an increase in active guests and active listings on the platform. For the six months ended June 30,

2023, we generated net revenue of $408.6 million, representing 23% growth from $333.1 million for the same period in 2022, due to an increase in Days, partially offset by a decrease in price per Day.
Our net (loss) income in 2020, 2021, and 2022 and the six months ended June 30, 2022 and 2023 was $(97.1) million, $(40.4) million, $154.7 million, $74.3 million, and $(22.9) million, respectively. We continue to improve the efficiency of our marketplace. We generated adjusted EBITDA of $(38.1) million, $81.1 million, $79.7 million, $35.5 million, and $17.4 million in 2020, 2021, 2022, and the six months ended June 30, 2022 and 2023, respectively. For a reconciliation of adjusted EBITDA to the most directly comparable financial measure stated in accordance with GAAP, and for additional information about adjusted EBITDA, a non-GAAP financial measure, see the section titled “— Non-GAAP financial measures” below.
Our business model
We operate a car sharing marketplace. We focus on creating a high-quality marketplace with a vast collection of unique listings to enable guests to book the car they want or need on demand, and empower hosts to generate income from their vehicles. This focus on creating positive host and guest engagement drives strong host cohort net revenue retention and attractive guest cohort contribution margins. We support a broad range of hosts, from those who want to offset the cost of car ownership by generating extra income from a single car to those who have multiple cars and operate their own small business on our platform or use our platform to support a larger business that is often a primary income source. We provide broad geographical coverage and differentiated offerings and have focused on adding new supply and building network density in our existing markets to capture additional market share over time. We have made significant investments in our platform and brand as we continue to drive the growth of our marketplace in the United States, Canada, the United Kingdom, France, and Australia and expand our marketplace to other geographies.
As of June 30, 2023, we had over 175,000 active hosts, 350,000 active vehicle listings, and 3.2 million active guests on our platform. We count the number of active hosts, active vehicle listings, and active guests as hosts, vehicle listings, and guests, respectively, with at least one trip as a host, vehicle listing, or guest, respectively, in the trailing 12-month period. For example, if a host, vehicle listing, or guest, respectively, has at least one trip that starts before or within the trailing 12-month period and ends within or after such 12-month period, we count such host, vehicle listing, or guest, respectively, as active. We measure these metrics on a trailing one-year basis given the episodic nature of travel and the booking patterns we have observed on our platform.
Our platform is designed for entrepreneurs of all sizes. We have three categories of hosts who utilize our platform and value-added services: consumer hosts, who typically share one or two cars with the goal of offsetting the cost of car ownership; small business hosts, who typically share three to nine cars with the goal of generating a secondary source of income; and professional hosts, who typically share 10 or more cars, often as their primary source of income or part of an existing business, and invest in building scalable, accessible, and flexible businesses atop our platform.
Our host acquisition strategy is focused on attracting, onboarding, and empowering hosts through sales, account management, incentives, and performance marketing. We have recently increased our focus on growing consumer hosts into small business and professional hosts in order to grow the supply of vehicles available to guests on our platform by, among other efforts, increasing host incentives to improve host net revenue retention. In 2022, approximately 85% of our active hosts were consumer hosts who listed two or fewer vehicles. As hosts become more successful on our platform, we are able to improve retention and grow supply.
We attract most of our hosts and guests organically, and we supplement organic growth with targeted marketing spend designed to deliver strong returns on investments. We believe that our unique inventory of vehicles, superior host and guest experience, and strong brand affinity power word-of-mouth growth and repeat usage, reducing our reliance on paid marketing. Our guest acquisition strategy is focused on attracting high-intent visitors to our platform through direct traffic, search engine optimization, and performance marketing channels. As we continue to add more supply density and expand to non-U.S. geographies, we expect that will lead to increased bookings from repeat guests, increasing the overall efficiency of our marketplace. Importantly, in 2022, approximately 79% of our site traffic was organic and approximately 48% of Days were generated from bookings by repeat guests. Given the rapid growth we experienced in 2021 and 2022, we anticipate that the share of Days from bookings by repeat guests will increase in future periods.
We measure and compare the value of each booking by monitoring revenue and gross profit per Day. We generate revenue from Marketplace Fees and Value-Added Services Fees. These fees enable us to pay for the various services we provide to hosts and guests, such as customer support, marketing and advertising, trust and safety screenings, roadside assistance, payment processing, and reimbursement to hosts for physical damage to their vehicles. We believe our protection plans provide a compelling value proposition that facilitates activity on our marketplace. We are focused on creating a successful and positive host and guest experience — hosts and guests can choose the protection plan that’s right for them, and every booking with a host includes third-party liability insurance coverage for hosts and their guests from one of our top-tier insurance providers. Guest protection plans provide guests with choice and flexibility regarding the amount they pay out of their own pocket for damage costs in the event of an accident.
Trust and safety are key to the health of our community. To that end, we developed our Turo Risk Score, a proprietary algorithm that collects data on the large volume of trips, vehicles, and other activities of hosts and guests on our platform. We leverage insights from this data to control for fraud, manage risk, evaluate security deposit requirements, and mitigate unsafe behavior. We also use the Turo Risk Score to dynamically adjust the Marketplace Fees that we charge guests to complete a booking, as further described under “ — Anatomy of a booking” below. We believe this contributes to better access to and availability of our platform for guests, expands the economic opportunity for hosts, and garners deeper loyalty from our community, ultimately driving improved contribution margins for our business.
Unlike rental car and fleet-based car sharing providers, as a marketplace platform, we do not own the vehicles that are booked on our platform. As a result, our business model is asset-light and has lower working capital and cash needs compared to non-marketplace providers. Our operating expenses are largely driven by headcount. We also continue to invest in our marketing strategy to grow and retain both hosts and guests on our platform, and in product development to continuously improve and innovate on the experience and safety on our platform.
Anatomy of a booking
We generate revenue from fees charged to both hosts and guests. Fees consist of Marketplace Fees and Value-Added Services Fees, as further described below. The table below shows the components of an illustrative one-day booking.
•Guests. For each booking on our platform, the amount we charge the guest consists of the vehicle price (as chosen by the host, who can choose to utilize our pricing tools), a Marketplace Fee, a Value-Added Services Fee, if any, and any applicable pass through taxes and other fees that are required to be remitted to state or local authorities, which are excluded from net revenue. Value-Added Services Fees consist primarily of charges for protection services, which we refer to as Protection Plan Services, as well as delivery and other optional Extras, such as prepaid refueling, bike and ski racks, and camping equipment (which, for simplicity’s sake, are not included in the illustrative example below). Marketplace Fees vary based on geography, the Turo Risk Score, which includes information submitted by guests about themselves and their desired reservation, and parameters set by the host, while fees charged for Protection Plan Services vary based on parameters set or offered by the host and the elections made by the guest, including the guest’s ability to limit their financial responsibility for damage caused to the host’s vehicle. Third-party liability insurance for the guest is included in every booking offered by a host.
•Hosts. For each booking on our platform, we charge the host a Marketplace Fee based on a percentage of the vehicle price chosen by the host. In addition, hosts pay a Value-Added Services Fee for items such as reimbursement for physical damage to their vehicle. Third-party liability insurance for the host is included in every booking.
•Turo. We retain a portion of the fees charged to guests, with amounts owed to hosts and local authorities distributed accordingly.
GBV and net revenue in the table below exclude reductions in revenue resulting from incentive and refund payments made to hosts and guests. For illustration purposes, we included a common reimbursement line item for incidental charges (in this case, tolls), and sales tax (which we collect and remit to local authorities in certain jurisdictions). Percentages below reflect the percentage of each fee category that is received by the host or by us.

Collected from guest (GBV)	Paid to host (Host earnings)	Turo Net Revenue	
Price for vehicle	$60	$51 (85% host take)		
			$4.50 (7.5% Turo take)	**Host Marketplace Fees**
			$4.50 (7.5% Turo take)	**Host Value-Added Service Fees**
Guest Value-Added Service Fees (includes protection)	$15		$15 (100% Turo take)	
Guest Marketplace Fees (informed by Turo Risk Score)	$12		$12 (100% Turo take)	
Host Reimbursements (e.g.; tolls)	$7	$7 (100% host take)		
Taxes & Fees (as applicable, pass through and remitted to local authorities)	$6			
Total:	**$100**	**$58** (58% of GBV)	**$36** (36% of GBV)

Key business metrics
In addition to the measures presented in our consolidated financial statements included elsewhere in this prospectus, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way. Our key business metrics include the results of OuiCar beginning upon our acquisition of OuiCar in May 2022.

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in millions, unless otherwise noted)
Days(1)	4,675	3,825	10,917	19,149	9,187	12,253
Gross Booking Value	$351.6	$335.9	$1,256.4	$2,061.0	$1,023.4	$1,218.7
___________________
(1)In thousands.

Days
We define Days as total days for each vehicle booked by our guests on our platform in a given period of measurement, net of days canceled in that period. We believe Days is a key business metric to help investors and others understand and evaluate our results of operations in the same manner as our management team, as it represents a unit of transaction volume on our platform. We intend to increase Days over time as we increase our supply of unique inventory, more guests use our platform, and we expand to new markets. We estimate that in 2022, approximately 6.8 million, or 35% of Days were part of bookings seven to 29 days in length, and approximately 1.1 million, or 6%, of Days were part of bookings greater than 30 days in length.
In 2020, our Days declined from prior levels as a result of the COVID-19 pandemic. In the second quarter of 2020, our Days declined by 38% from the prior year period. Our business improved in the third and fourth quarters of 2020 as the markets in which we operate began to reopen their economies, resulting in Days declining by only 11% and 21% as compared to the same periods in 2019, respectively. In the fourth quarter of 2020, our Days declined from the prior quarter as a result of renewed stay-at-home orders and other state and local mandated restrictions in certain markets, including California and Hawaii.
In 2021, our business improved as many travel restrictions lifted and consumers became more comfortable traveling, compounded by a rental car supply shortage. In the first, second, third, and fourth quarters of 2021, our Days increased by 44%, 302%, 174%, and 250%, respectively, from the prior year period. During the first and second quarters of 2021, we saw a higher share of Days booked compared to trips occurring during the same quarter from the prior year. In the third quarter of 2021, our Days declined slightly from the second quarter of 2021 as a result of the advanced bookings accumulated in the second quarter. Days increased in the fourth quarter of 2021 as a result of continued travel demand.
In 2022, our Days increased as a result of continued increase travel demand combined with an increase in our active guests and active listings on the platform. In the first, second, third, and fourth quarters of 2022, our Days increased by 200%, 59%, 70%, and 44%, respectively, over the same quarters of 2021.
In the first and second quarters of 2023, our Days increased by 38% and 29%, respectively, over the same quarters of 2022 due to a similar increase in travel demand combined with the increase in our active guests and active listings on the platform.
Subject to conditions affecting the travel and mobility market, we expect Days to grow to the extent we increase the number of active guests to our platform, increase the retention rate of existing guests, grow supply in our existing markets and enter new markets, and offer vehicles that can be used in a variety of use cases.

Gross Booking Value
We define GBV as the total value of Days booked on our platform, including reimbursable expenses owed to the host by the guest, applicable pass through taxes, and other fees required to be remitted to local authorities, which are excluded from net revenue. GBV is driven by the number of Days and price per Day or price per booking, as applicable. Revenue from bookings is recognized at the time of check-in for the reservation or over the duration of the trip; accordingly, GBV is a leading indicator of net revenue.
As a result of the COVID-19 pandemic, we saw a decrease in Days in 2020 as described above, as well as an increase in cancellations. GBV decreased by 34% in the second quarter of 2020 compared to the second quarter of 2019, and recovered in the third quarter of 2020 as certain regions reopened their economies and we benefited from an increase in car travel as a result of shifting consumer preference to car-based travel during the pandemic. At the same time, rental car companies that had reduced their fleet sizes during the early days of the COVID-19 pandemic were unable to quickly rebuild their fleets due to constraints in automobile manufacturing capacity that we do not face as a marketplace platform.
In 2021, with the increase in demand for travel, compounded by the rental car supply shortage, we saw an increase in price per Day, resulting in an increase in GBV in each quarter of 2021 compared to the corresponding quarter of 2020.
In 2022, we continued to see an increase in GBV in each quarter compared to the same quarter in 2021, primarily due to the increased Days booked on our platform. As the rental car supply shortage began to ease, we observed a decrease in price per Day in each quarter in 2022 compared to the same quarter in 2021.
In the first quarter of 2023, GBV increased 14% over the fourth quarter of 2022, due to an increase in Days booked on our platform offset by a decrease in price per Day. In the second quarter of 2023, GBV increased 14% over the first quarter of 2023 due to an increase in Days booked on our platform and a slight increase in price per Day consistent with seasonal travel demand.
During 2022 and 2023, price per Day declined as the market began to normalize due to the factors noted above, the supply of competitive mobility offerings, and other market dynamics. We expect that price per Day will continue to fluctuate due to these same factors and other factors.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures help us to evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance and assist in comparisons with other companies, some of which use similar non-GAAP financial measures to supplement their GAAP results. The non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered as a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. Because of these limitations, we consider, and you should consider, our non-GAAP financial measures alongside other financial performance measures presented in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided below. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.
The following table summarizes our non-GAAP financial measures, along with the most directly comparable GAAP measure, for each period presented below.

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands, except percentages)
Gross profit	$44,091	$53,189	$269,059	$405,082	$176,697	$212,909
Contribution (loss) profit	$(27,094)	$17,282	$176,188	$216,006	$95,964	$103,426
Gross margin	31.1%	35.5%	57.4%	54.3%	53.1%	52.1%
Contribution margin	(19.1)%	11.5%	37.6%	28.9%	28.8%	25.3%
Net (loss) income	$(98,559)	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Adjusted EBITDA	$(91,621)	$(38,050)	$81,135	$79,663	$35,499	$17,366
Contribution profit (loss) and contribution margin
We define contribution profit (loss) as our gross profit less our (a) operations and support (excluding stock-based compensation expense), (b) sales and marketing expense attributable to customer acquisition, including media spend, sales, headcount costs (excluding stock-based compensation expense), and marketing promotions, and (c) chargebacks, bad debt expense, and trust and safety verifications included in general and administrative expense, plus (i) stock-based compensation expense included in cost of net revenue, and (ii) amortization of internal-use software included in cost of net revenue. We define contribution margin as contribution profit (loss) as a percentage of net revenue for the same period. We use contribution profit (loss) and contribution margin as indicators of the economic impact of a new booking on our platform as it captures the direct expenses attributable to a new booking on our platform and the cost it takes to generate revenue. While certain contribution profit (loss) adjustments may not be non-recurring, non-cash, non-operating, or unusual, contribution profit (loss) is a metric our management and board of directors find useful, and we believe investors may find useful, in understanding the costs most directly associated with revenue-generating activities.
Our contribution profit (loss) and contribution margin have improved as a result of the greater scale of our business, the introduction of our Turo Risk Score-based fee algorithms in April 2020, our success with organic host and guest acquisition, our ability to drive greater host and guest engagement, as well as improved loyalty and repeat usage of our platform. In the first, second, and third quarters of 2021, our contribution margin improved significantly compared to our historical levels. This performance primarily resulted from the higher price per Day driven by the rental car supply shortage.
During 2022, our contribution profit increased each quarter compared to the same quarter in 2021, primarily due to an increase in total Days booked by guests on our platform; however, our contribution margin decreased due to a combination of a decrease of price per Day and increased sales and marketing expense.
In the first quarter of 2023 compared to the first quarter of 2022, contribution margin decreased due to the decrease in our gross profit margin and increase in operations and support expense. Gross profit margin decreased as a result of increased host protection costs combined with a decrease in price per Day. Operations and support expense increased to support the increase in Days. In the second quarter of 2023 compared to the same period of 2022, contribution margin remained consistent primarily due to the increase of Days booked on our platform at lower prices per Day, which was largely offset by a decrease in liability insurance costs.
During 2022 and 2023, price per Day declined as the market began to normalize due to the factors noted above, the supply of competitive mobility offerings, and other market dynamics. We expect that price per Day will continue to fluctuate due to these same factors and other factors. We plan to continue to invest in our host and guest acquisition strategy, which may adversely impact our contribution margin from period to period as we make these investments.
Contribution profit (loss) and contribution margin are non-GAAP financial measures with certain limitations regarding their usefulness, should be considered as supplemental in nature, and are not meant as substitutes for gross profit and gross margin, which are measures prepared in accordance with GAAP. For purposes of the non-GAAP financial measures, gross profit is defined as net revenue minus cost of revenue, each of which is presented on the consolidated statements of operations. Our definitions of contribution profit (loss) and contribution margin may differ from the definitions used by other companies in our industry and therefore, comparability may be limited. In addition, other companies may not publish these or other similar metrics. Further, our definition of contribution profit (loss) does not include the impact of certain expenses that are reflected in our consolidated statements of operations. Thus, our contribution profit (loss) should be considered in addition to, not as a substitute for or in isolation from, gross profit prepared in accordance with GAAP. The following tables present reconciliations of gross profit to contribution (loss) profit and gross margin to contribution margin for each of the periods indicated:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands, except percentages)
Gross profit	$44,091	$53,189	$269,059	$405,082	$176,697	$212,909
Add: Stock-based compensation included in cost of net revenue	607	204	1,025	590	297	289
Add: Depreciation and amortization included in cost of net revenue	1,320	2,610	3,895	5,969	2,402	3,844
Less: Operations and support	15,308	12,940	33,436	64,098	27,834	37,906
Less: Customer acquisition costs	48,238	14,222	44,502	95,248	38,492	53,480
Less: Verification costs	4,552	4,136	9,593	13,888	6,200	7,906
Less: Chargebacks and bad debt expense	5,014	7,423	10,260	22,401	10,906	14,324
Contribution (loss) profit	$(27,094)	$17,282	$176,188	$216,006	$95,964	$103,426
Gross margin	31.1%	35.5%	57.4%	54.3%	53.1%	52.1%
Contribution margin	(19.1)%	11.5%	37.6%	28.9%	28.8%	25.3%
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that represents our net income or loss adjusted for (i) provision for income taxes; (ii) other income and (expense), net; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) impairment charges; (vi) certain legal, regulatory, and indirect tax reserves; and (vii) change in fair value of our redeemable convertible preferred stock warrant liability. We use adjusted EBITDA in conjunction with net income or loss, its corresponding GAAP measure, as a performance measure to assess our operating performance and operating leverage in our business. We also measure our adjusted EBITDA as a percentage of net revenue on a trailing 12-month basis in order to provide a longer-term view and account for seasonal fluctuations in our net revenue and associated profitability. The above items are excluded from our adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, or they are not driven by core results of operations, thereby rendering comparisons with prior periods and competitors less meaningful. We believe adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.
In 2019, net loss was $98.6 million and adjusted EBITDA was $(91.6) million as we continued to invest in the growth of our marketplace and offerings for both hosts and guests. In 2020, net loss was $97.1 million and adjusted EBITDA was $(38.1) million, reflecting our temporary cost-cutting initiatives in response to the COVID-19 pandemic to streamline our business, as well as the improvements and growth we saw as consumer preferences continued to shift to favor car-based travel. In 2021 and 2022, as a result of significant growth in Days and GBV, we have experienced favorable adjusted EBITDA compared to 2019 and 2020. In 2021, net loss was $40.4 million and adjusted EBITDA was $81.1 million; and in 2022, net income was $154.7 million and adjusted EBITDA was $79.7 million In 2022, net income consisted of a gain on the fair value of our warrant liability as a result of a decrease on our fair value of the underlying convertible preferred stock, combined with a benefit from income taxes due to the partial release of our deferred tax valuation allowances. During the six months ended June 30, 2023, net loss was $22.9 million and adjusted EBITDA was $17.4 million, as compared to $74.3 million and $35.5 million, respectively, for the six months ended June 30, 2022. We expect adjusted EBITDA to fluctuate in the near term as we continue to invest in our business and improve over the long term as we achieve greater scale in our business and efficiencies in our operating expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:
•Adjusted EBITDA does not reflect other income and (expense), net, which includes interest income on cash, cash equivalents, and restricted cash, net of interest expense, and gains and losses on foreign currency transactions and balances;
•Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect all cash requirements for such replacements or for new capital expenditure requirements;
•Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;

•Adjusted EBITDA does not reflect impairment charges, which primarily include lease and other asset impairments;
•Adjusted EBITDA excludes certain legal, regulatory, and indirect tax reserve changes and settlements resulting from matters unrelated to our core results of ongoing operations that would render comparisons with prior periods less meaningful. The timing and magnitude of the foregoing matters are unpredictable and thus not a part of management’s forecasting. These excluded amounts consist of (i) costs related to settlement of legal matters and (ii) reserves for the collection of indirect taxes largely based on historical periods or adverse positions from tax authorities that we do not expect to incur on a recurring basis; and
•Adjusted EBITDA excludes change in fair value of redeemable convertible preferred stock warrant liability.
Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.
The following is a reconciliation of adjusted EBITDA to the most comparable GAAP measure, net loss:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands)
Net (loss) income	$(98,559)	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Add (deduct):
Provision for (benefit from) income taxes	47	86	1,106	(64,237)	1,743	3,010
Other (income) and expense, net	(1,538)	(655)	594	(5,883)	(140)	(8,668)
Depreciation and amortization	1,551	3,023	4,188	9,143	2,988	6,180
Stock-based compensation expense	8,634	8,673	14,392	18,613	9,072	9,145
Impairment charges	539	1,816	48	—	—	—
Legal, regulatory, and indirect tax reserves	2,886	4,156	15,951	18,087	6,763	2,440
Change in fair value of redeemable convertible preferred stock warrant liability	(5,181)	41,934	85,238	(50,724)	(59,244)	28,177
Adjusted EBITDA	$(91,621)	$(38,050)	$81,135	$79,663	$35,499	$17,366
Factors affecting our performance
We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations, and maintain or increase profitability.
Ability to attract and retain hosts
We must maintain and grow a broad, unique selection of host-provided inventory on our platform to continue delivering compelling value and experiences for our guests. Our platform unlocks the potential for hosts to share their vehicles and earn income in a way that was previously not possible. Our ability to maintain and grow inventory depends on our ability to attract new hosts to the platform and help existing hosts grow their active vehicle listings and earnings potential. In addition, a host’s active vehicle listings and earning potential depend on a number of factors, such as vehicle availability, demand in the host’s area, and economic conditions, including rising interest rates, limited availability of credit, economic uncertainty, and inflation. For example, as interest rates rise, the cost to finance the purchase of a vehicle increases, which negatively impacts a host’s earnings potential. We enable hosts of all sizes to earn income by empowering them with the information and tools to share their vehicles, including scheduling, merchandising, integrated payments, community support, host protection programs, pricing recommendations, and reviews. Because of our business model, we succeed when our hosts succeed.

We attract new hosts through a mix of organic channels, sales outreach, and paid marketing initiatives. We are focused on retaining our hosts and increasing the net revenue they generate for us and as a result, their own earnings. We track our hosts’ success on our platform and the associated revenue that we earn from their activity. We define “Host Cohort” as the group of hosts who first became active on our platform in a given year, and then measure the revenue they generate over the subsequent one-year period and for each subsequent year, as compared to the first active year. For example, the 2018 Host Cohort includes hosts whose first trip started between January 1, 2018 and December 31, 2018. For a host in the 2018 Host Cohort whose first trip started on August 1, 2018, the first active year, or Year 1, is August 1, 2018 through July 31, 2019, and the subsequent one-year period, or Year 2, is August 1, 2019 through July 31, 2020. We then calculate the revenue associated with those hosts in each subsequent one-year period and compare against their first year.
The table below illustrates the revenue retention of each calendar year Host Cohort and demonstrates our ability to retain and improve our Host Cohorts over time. For example, our 2014 Host Cohort retained 74% of its Year 1 net revenue in Year 2, while our 2020 Host Cohort retained 78% of its Year 1 net revenue in Year 2. These improvements are a result of the continued investment in providing our hosts with the tools and technology they need to be successful. In addition, each of our Host Cohorts from 2014 to 2016 demonstrated improved retention relative to Year 1 in subsequent periods, prior to being impacted by the COVID-19 pandemic.
Host net revenue retention curve

	Years from Host Cohort activation
	Year 1	Year 2		Year 3		Year 4		Year 5		Year 6		Year 7	Year 8
2014 Host Cohort	100%	74%		74%		78%		81%		67%	*	74%	91%
2015 Host Cohort	100%	80%		86%		87%		74%	*	82%		86%
2016 Host Cohort	100%	90%		90%		78%	*	91%		106%
2017 Host Cohort	100%	88%		71%	*	77%		83%
2018 Host Cohort	100%	67%	*	63%		73%
2019 Host Cohort	100%	86%		85%
2020 Host Cohort	100%	78%
2021 Host Cohort	100%
Host net revenue retention deteriorated across all applicable Host Cohorts in 2020 due to the decline in revenue resulting from COVID-19, as represented by the “*” in the chart above. For example, the host net revenue retention for the 2017 Host Cohort deteriorated from 88% in Year 2 to 71% in Year 3, primarily as a result of the COVID-19 pandemic. As the travel industry and the economy recovered, the strength of our host revenue retention returned in subsequent years.
Ability to attract and retain guests while improving their gross profit retention
In order to grow our business, we must attract and retain guests and drive their profitable usage of our platform. A substantial portion of our guests come to our marketplace organically, though we also use paid marketing to further enhance the growth of our guest base. We focus our paid marketing spend on attracting guests that we expect are going to generate compelling value for us, and we focus on retaining guests that we expect are going to be accretive to our gross profit. We use our Turo Risk Score to assess the potential value of each transaction, and adjust our Marketplace Fees and other add-ons, such as security deposits, to ensure we are appropriately setting fees for transactions on our marketplace. For example, transactions with higher risk scores may require a deposit and lead to a higher trip fee, whereas lower risk scored transactions will generate lower trip fees in comparison.
Our guests have access to an increasingly larger and more diverse selection of vehicles in more locations. The unique vehicle inventory, along with the seamless guest experience, spurs organic word-of-mouth growth and repeat usage. Over time we have demonstrated the ability to both retain and generate repeat bookings from guests on our platform, and to improve the gross profit of the trips of our Guest Cohorts over time, through these risk-based fee strategies. We define “Guest Cohort” as the group of guests who first became active on our platform in a given year, and then measure the revenue they generate over the subsequent one-year period, and for each subsequent year, as compared to the first active year. For example, the 2018 Guest Cohort includes guests whose first trip started between January 1, 2018 and December 31, 2018. For a guest in the 2018 Guest Cohort whose first trip started on August 1, 2018, the first active year, or Year 1, is August 1, 2018 through July 31, 2019, and the subsequent one-year period, or Year 2, is August 1, 2019 through July 31, 2020. We have not included the 2014 and 2015 Guest Cohorts because we do not have accurate data available for those cohorts.
We are actively focused on ensuring the quality of our marketplace and will continue to invest in growing the profitability of our guest community. The table below illustrates the gross profit retention of each calendar year Guest Cohort and demonstrates our ability to retain and improve our Guest Cohorts over time. For example, we retained 29% of the gross profit from our 2016 Guest Cohort in Year 2, and this increased to 37% of the gross profit in Year 5. In addition, the 2017-2020 Guest Cohorts have performed better in Year 2 relative to the 2016 Guest Cohort. These improvements are a result of the continued investment in our risk-based fees and platform capabilities, including Turo Risk Score. Guest gross profit retention for all periods has been recast based on our definition of gross profit, which does not include customer support costs.
Guest gross profit retention curve

	Years from Guest Cohort activation
	Year 1	Year 2		Year 3		Year 4		Year 5	Year 6
2016 Guest Cohort	100%	29%		19%		21%	*	37%	52%
2017 Guest Cohort	100%	32%		27%	*	50%		64%
2018 Guest Cohort	100%	34%	*	38%		53%
2019 Guest Cohort	100%	42%		44%
2020 Guest Cohort	100%	31%
2021 Guest Cohort	100%
Guest gross profit retention was impacted in 2020 due to the COVID-19 pandemic, as represented by the “*” in the chart above. Despite this negative impact, we were able to improve gross profit retention of our Guest Cohorts. For example, the guest gross profit retention for the 2017 Guest Cohort improved from 32% in Year 2 to 64% in Year 5. As the travel industry and the economy recovered from the impact of the COVID-19 pandemic, we have been able to continue the historical trends in our guest gross profit retention. The health of our customer acquisition unit economics further evidenced these efforts to optimize the gross profit of our Guest Cohorts. In 2022, the payback period (time taken to recover the cost of acquiring a new guest) for our U.S. guests acquired during that period was three months on average.
Investments in people and technology
We have made, and will continue to make, significant investments to attract and retain employees, particularly engineers, data scientists, designers, and product management personnel to expand the capabilities and scope of our platform and enhance the experience for hosts and guests. The continued improvement of our technology through investment in engineering resources is paramount to enhancing our unique product capabilities, including our proprietary Turo Risk Score. We also plan to invest in sales and marketing activities to drive host and guest acquisition and increase our brand awareness. We expect to incur additional general and administrative expense to support our growth and our transition to being a publicly traded company. Further, we continue to make investments in our technical and security infrastructure to support host and guest growth, and in our office locations to support employee growth, which will increase expenses.
As cost of net revenue, operating expenses, and capital expenditures fluctuate over time, we may experience short-term, negative impacts to our results of operations and cash flows, but we are undertaking such investments in the belief that they will contribute to long-term growth.
Turo Risk Score enables us to deliver profitability across risk segments
We use the Turo Risk Score to inform trust and safety management practices and the Marketplace Fees and costs associated with each trip based on historical data and the expected costs, and to help ensure the economic viability of each trip booked on our platform. We have made, and will continue to make, significant investments in our technology platform that are intended to decrease the frequency and ultimate costs to us for reimbursement to hosts for damage to vehicles, to reduce the risk of payment fraud or identity theft, and to understand the likelihood that a guest will contribute risk to the marketplace in a manner that could increase our costs. In particular, our Turo Risk Score powers unique product capabilities to set fees for trips effectively.

The more trips taken, the better we are able to refine our algorithms and continuously improve the accuracy of the Turo Risk Score to drive actionable insights that inform fees, inventory adjustments, trust and safety practices, and more. We expect that improvements in our Turo Risk Score capabilities will allow us to adjust fees to account for risks presented in the marketplace, thus helping to optimize broad based risk-related costs, guide fees to be more cost-effective and efficient, and drive improvements to our contribution margin over time. For illustration purposes, we have included a chart below reflecting how the Turo Risk Score has optimized trip monetization by transaction. Note that underlying data, particularly for recent periods, will change as claims develop over time.
Note: U.S. only.
Changes to our business model, Marketplace Fees, and Value-Added Services Fees
From time to time, we institute changes to our Marketplace Fees and Value-Added Services Fees in order to improve the host and guest experience on our marketplace and drive revenue retention and gross profit retention. For example, in the second quarter of 2021, we reduced the Value-Added Services Fees we charge many hosts and implemented temporary reductions in the Marketplace Fees charged to guests for certain trips. We anticipate that these changes, and any future changes, will impact our future financial results as adjustments flow through our business.
Macroeconomic conditions
There are a number of macroeconomic pressures that have contributed to the increasingly complex environment in which we operate. We recognize the potential impact of challenging macroeconomic conditions on our business, including inflation, rising interest rates, and changes in consumer confidence and their resulting behavior. In 2021, our Days and price per Day was significantly accelerated by the emergence of the COVID-19 pandemic, increased return to travel, and disruption to the supply chain conditions. During 2022 and 2023, price per Day declined as the market began to normalize due to the factors noted above, the supply of competitive mobility offerings, and other market dynamics. We expect that price per Day will continue to fluctuate due to these same factors and other factors.
Components of results of operations
Net revenue
Our revenue consists of service fees charged to our customers, net of incentives and refunds. We consider both hosts and guests to be our customers. We generate revenue from enabling guest bookings of vehicles offered by hosts on our platform, which we refer to as the Marketplace Services, as well through offering Protection Plan Services. We offer various incentive programs to hosts, including minimum guaranteed payments and vehicle listing bonus payments.
We experience a difference in timing between when a booking is made and when we recognize revenue. We recognize revenue from Marketplace Services at the time of check-in for the reservation. We charge service fees to our guests as a percentage of the value of the total booking, excluding taxes. We collect both the booking value from the guest on behalf of the host and the applicable guest fees owed to us using the guest’s pre-authorized payment method. After the trip is complete, we, or our third-party payment processors, disburse the booking value to the host, less the fees due from the host to us. As we do not establish the price per Day for vehicles booked nor do we control the right to use the vehicle either before or after completion of the service, we have concluded that for accounting purposes we are acting in an agent capacity and revenue is presented on a net basis to reflect the service fees we receive from Marketplace Services.
We also offer hosts and their guests Protection Plan Services. Insurance is included for hosts and their guests automatically at no additional cost. Amounts charged for Protection Plan Services for hosts vary based upon the level of contractual reimbursement hosts are entitled to receive in the event of damage to, or loss of, their vehicle during a trip. Amounts charged for Protection Plan Services for guests vary based upon the level of their capped financial responsibility in the event of damage to, or loss of, the host’s vehicle. We collect fees for Protection Plan Services from the guest upfront at the same time the Marketplace Service fees are collected. We provide Protection Plan Services over the duration of the trip, and therefore revenue is recognized ratably over the trip period. Because we bear the risk of loss or damage to the host’s vehicle subject to the provisions and exclusions of our terms of service, we are the principal in the transaction for accounting purposes as it relates to the Protection Plan Services. We expect our revenue to increase in future periods as we grow our business. Over the long term, as our business continues to grow and mature, we expect that our revenue growth rate will decline.
Cost of net revenue
Cost of net revenue primarily consists of costs associated with our host and guest protection programs and our platform costs. Protection program costs include costs of physical damage to host vehicles (offset by amounts subrogated by third parties and collected from hosts and guests), liability insurance premiums paid by us, loss reserves, claims processing, and personnel-related expenses. Platform costs include payment processing fees, costs associated with third-party data centers used to host our platform, and amortization of internally developed and acquired developed technology. Cost of net revenue also includes allocated overhead. Personnel-related expenses generally include salary, bonus, stock-based compensation, and employee benefits. We expect our cost of net revenue will continue to increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth on our platform. Cost of net revenue may vary as a percentage of net revenue from year to year based on activity on our marketplace.
Operations and support
Operations and support expense primarily consists of costs associated with third-party service provider fees and personnel-related expenses associated with customer support provided to hosts and guests via phone, email, and chat. Operations and support expense also includes allocated overhead. Personnel-related expenses generally include salary, bonus, stock-based compensation, and employee benefits. We expect our operations and support costs will continue to increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth in Days. Operations and support expense may vary as a percentage of net revenue from year to year based on GBV.
Product development
Product development expense primarily consists of personnel-related compensation expenses as well as expenses associated with the licensing of third-party software and allocated overhead. Personnel-related expenses generally include salary, bonus, stock-based compensation, and employee benefits. We expect that our product development expense will increase on an absolute dollar basis and will vary from period to period as a percentage of net revenue for the foreseeable future as we continue to invest in product development activities relating to ongoing improvements to and maintenance of our technology platform, including the potential hiring of personnel to support these efforts.
Sales and marketing
Sales and marketing expense primarily consists of performance marketing, personnel-related compensation expenses, and brand marketing. Sales and marketing expense also includes allocated overhead. Personnel-related expenses generally include salary, bonus, stock-based compensation, and employee benefits. We expect that our sales and marketing expense will increase on an absolute dollar basis and will vary from period to period as a percentage of net revenue for the foreseeable future.

General and administrative
General and administrative expense primarily consists of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, government relations, and human resources. Personnel-related expenses generally include salary, bonus, stock-based compensation, and employee benefits. General and administrative expense also includes certain professional service fees, including legal and lobbying expenses, loss contingencies, allocated overhead, and other expenses such as bad debt expense, chargebacks for fraudulent transactions, and indirect taxes. We expect to incur additional general and administrative expense as a result of operating as a public company, including expenses to comply with SEC and stock exchange rules and regulations, as well as increased expenses for corporate insurance, director and officer insurance, investor relations, and professional services. We expect general and administrative expense to increase on an absolute dollar basis, vary as a percentage of net revenue from period to period over the short term, and decrease over the long term.
Change in fair value of redeemable convertible preferred stock warrant liability
The change in the fair value of redeemable convertible preferred stock warrant liability consists of the net changes in the fair value of our outstanding warrants to purchase redeemable convertible preferred stock that are remeasured at the end of each reporting period. We will continue to recognize changes in the fair value of warrants until each respective warrant is exercised, expires, or qualifies for equity classification.
Interest income
Interest income consists primarily of interest income on cash, cash equivalents, and restricted cash.
Other income and (expense), net
Other income and (expense), net consists primarily of gains and losses on foreign currency transactions and balances, and interest expense.
Provision for (benefit from) income taxes
Provision for (benefit from) income taxes consists of U.S. federal and state income and franchise tax, international taxes, as applicable, and net changes to deferred tax assets, liabilities, and valuation allowances.

Results of operations
The following table sets forth our results of operations for the periods presented:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands)
Net revenue	$141,689	$149,905	$469,047	$746,592	$333,056	$408,630
Costs and expenses
Cost of net revenue(1)	97,598	96,716	199,988	341,510	156,359	195,721
Operations and support(1)	15,400	13,082	33,546	64,286	27,930	37,987
Product development(1)	26,649	17,749	33,269	55,082	23,358	34,443
Sales and marketing(1)	57,845	20,037	52,713	111,297	45,066	62,218
General and administrative(1)	49,428	58,039	102,975	140,597	63,667	78,660
Total costs and expenses	246,920	205,623	422,491	712,772	316,380	409,029
(Loss) income from operations	(105,231)	(55,718)	46,556	33,820	16,676	(399)
Other income and (expense), net
Change in fair value of redeemable convertible preferred stock warrant	5,181	(41,934)	(85,238)	50,724	59,244	(28,177)
Interest income	1,770	936	22	5,317	235	8,424
Other income and (expense), net	(232)	(281)	(616)	566	(95)	244
Other income and (expense), net	6,719	(41,279)	(85,832)	56,607	59,384	(19,509)
(Loss) income before provision for income taxes	(98,512)	(96,997)	(39,276)	90,427	76,060	(19,908)
Provision for (benefit from) income taxes	47	86	1,106	(64,237)	1,743	3,010
Net (loss) income	$(98,559)	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
___________________
(1)Amounts include stock-based compensation expense as follows:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands)
Cost of net revenue	$607	$204	$1,025	$590	$297	$289
Operations and support	92	142	110	188	96	81
Product development	3,140	2,281	4,779	4,942	2,608	2,214
Sales and marketing	669	827	983	988	519	431
General and administrative	4,126	5,219	7,495	11,905	5,552	6,130
Total	$8,634	$8,673	$14,392	$18,613	$9,072	$9,145

The following table sets forth our results of operations as a percentage of net revenue:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
Net revenue	100%	100%	100%	100%	100%	100%
Costs and expenses
Cost of net revenue	69	64	43	46	47	48
Operations and support	11	9	7	9	8	9
Product development	19	12	7	7	7	8
Sales and marketing	41	13	11	15	14	15
General and administrative	35	39	22	19	19	19
Total costs and expenses	174	137	90	95	95	100
(Loss) income from operations	(74)	(37)	10	5	5	—
Other income and (expense), net
Change in fair value of redeemable convertible preferred stock warrant	4	(28)	(18)	7	18	(7)
Interest income	1	—	—	1	—	2
Other income and (expense), net	—	—	—	—	—	—
Other income and (expense), net	5	(28)	(18)	8	18	(5)
(Loss) income before provision for income taxes	(70)	(65)	(8)	12	23	(5)
Provision for (benefit from) income taxes	—	—	—	(9)	1	1
Net (loss) income	(70)%	(65)%	(9)%	21%	22%	(6)%
Comparison for the six months ended June 30, 2022 and 2023
Net revenue

	Six months ended June 30,
	2022	2023	2022 to 2023 $ change	2022 to 2023 % change
	(in thousands, except percentages)
Net revenue	$333,056	$408,630	$75,574	23%
Net revenue increased $75.6 million, or 23%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. This increase was driven by a 33% increase in Days and a 19% increase in GBV. The increase in Days was driven by continued strength in travel demand, resulting in an increase in GBV partially offset by a decrease in price per Day.
Cost of net revenue

	Six months ended June 30,
	2022	2023	2022 to 2023 $ change	2022 to 2023 % change
	(in thousands, except percentages)
Cost of net revenue	$156,359	$195,721	$39,362	25%
Cost of net revenue increased $39.4 million, or 25%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily from a $52.2 million increase in host protection program costs due to an increase in the frequency and severity of host protection program claims and a $5.0 million increase in payment processing fees driven by the increase in Days. In addition, there was a $2.0 million increase in personnel-related compensation expenses due to increased headcount to support the growth in Days on the platform and a $1.4 million increase in amortization of internal-use software due to additional enhancements to our platform.

The increases in cost of net revenue were partially offset by a $23.7 million decrease in liability insurance-related costs due to a decrease in prior period reserve estimates from recent favorable loss development trends driven by changes in our insurance policies and recent legislative changes impacting both peer-to-peer car sharing and the insurance industry in general. Other increases and decreases were individually insignificant.
As a percentage of net revenue, cost of net revenue was 48% for the six months ended June 30, 2023 compared to 47% for the six months ended June 30, 2022. The increase in cost of net revenue as a percentage of net revenue was primarily due to an increase in host protection program costs, partially offset by a decrease in insurance-related costs.
Operations and support

	Six months ended June 30,
	2022	2023	2022 to 2023 $ change	2022 to 2023 % change
	(in thousands, except percentages)
Operations and support	$27,930	$37,987	$10,057	36%
Operations and support expense increased $10.1 million, or 36%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily from a $5.2 million increase in third-party customer support costs, a $2.3 million increase in roadside assistance, a $1.1 million increase in personnel-related compensation expenses, a $0.9 million increase in customer support software fees, and several other individually insignificant increases, all driven by the increase in Days.
As a percentage of net revenue, operations and support was 9% for the six months ended June 30, 2023 compared to 8% for the six months ended June 30, 2022. Operations and support as a percentage of net revenue increased to support the increase in Days due to higher third-party support costs and roadside assistance, combined with a decrease in price per Day.
Product development

	Six months ended June 30,
	2022	2023	2022 to 2023 $ change	2022 to 2023 % change
	(in thousands, except percentages)
Product development	$23,358	$34,443	$11,085	47%
Product development expense increased $11.1 million, or 47%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily from a $10.6 million increase in personnel-related expenses and several other individually insignificant increases, all driven by our efforts to continue to improve and enhance the scalability of our platform.
As a percentage of net revenue, product development was 8% for the six months ended June 30, 2023 compared to 7% for the six months ended June 30, 2022. The increase in product development expense as a percentage of net revenue was primarily due to an increase in product development headcount combined with a decrease in price per Day.
Sales and marketing

	Six months ended June 30,
	2022	2023	2022 to 2023 $ change	2022 to 2023 % change
	(in thousands, except percentages)
Sales and marketing	$45,066	$62,218	$17,152	38%
Sales and marketing expense increased $17.2 million, or 38%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily from a $13.3 million increase in paid search and brand marketing costs and a $4.1 million increase in personnel-related compensation expenses, and several other individually insignificant increases and partially offsetting decreases. All sales and marketing expense increases were driven by our focus to increase host supply and drive more traffic and demand to our platform.
As a percentage of net revenue, sales and marketing expense was 15% for the six months ended June 30, 2023 compared to 14% for the six months ended June 30, 2022. The increase in sales and marketing expense as a percentage of net revenue was primarily due to re-investment in sales and marketing initiatives as the demand for travel remained high, combined with a decrease in price per Day.
General and administrative

	Six months ended June 30,
	2022	2023	2022 to 2023 $ change	2022 to 2023 % change
	(in thousands, except percentages)
General and administrative	$63,667	$78,660	$14,993	24%
General and administrative expense increased $15.0 million, or 24%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily from a $8.1 million increase in personnel-related expenses, a $3.4 million increase in chargeback and bad debt expenses, a $2.5 million increase in acquisition-related amortization and compensation, a $2.1 million increase in trust and safety related expenses, a $1.5 million increase in verification expenses, a $0.9 million increase in software expenses, a $0.9 million increase in professional services, and several other individually insignificant increases. Personnel-related expenses, chargeback and bad debt expenses, verification expenses, trust and safety expenses, software expenses, and professional services all increased due to overall company growth combined with our public company readiness initiatives. The increases were partially offset by a decrease of $3.1 million in sales and use tax reserves as no significant new exposures were identified for the six months ended June 30, 2023.
As a percentage of net revenue, general and administrative was 19% for the six months ended June 30, 2023 and for the six months ended June 30, 2022.
Other income and (expense), net

	Six months ended June 30,
	2022	2023	2022 to 2023 $ change	2022 to 2023 % change
	(in thousands, except percentages)
Change in fair value of redeemable convertible preferred stock warrant	$59,244	$(28,177)	$(87,421)	148%
Interest income	235	8,424	8,189	*
Other income and (expense), net	(95)	244	339	357%
Total other income and (expense), net	$59,384	$(19,509)	$(78,893)	133%
___________________
*Not meaningful.
The change in fair value of our warrant liability was a loss of $28.2 million for the six months ended June 30, 2023 compared to a gain of $59.2 million for the six months ended June 30, 2022 due to the increase in the fair value of the underlying convertible preferred stock in the six months ended June 30, 2023 compared to a decrease in the six months ended June 30, 2022. The fair value of our redeemable convertible preferred stock and common stock is dependent upon management’s future expectations and numerous objective and subjective inputs into a valuation model, including valuations of comparable companies, market performance of comparable publicly traded companies, the likelihood of achieving a liquidity event, and U.S. and global capital market conditions (see Note 2 to our consolidated financial statements included elsewhere in this prospectus). In the six months ended June 30, 2023, the increase in the fair value of our redeemable convertible preferred stock and common stock was due primarily to the increase in valuations of comparable companies. In the six months ended June 30, 2022, the decrease in the fair value of our redeemable convertible preferred stock and common stock was due to decreases in the valuations of comparable companies combined with global capital market conditions.
Interest income increased $8.2 million for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 due to rising interest rates and an increase in interest-bearing funds.

Provision for (benefit from) income taxes

	Six months ended June 30,
	2022	2023	2022 to 2023 $ change	2022 to 2023 % change
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$1,743	$3,010	$1,267	73%
___________________
*Not meaningful.
Income tax expense is comprised of federal income taxes, foreign income taxes, and state minimum income and franchise taxes in the United States. We recorded tax expenses of $3.0 million and $1.7 million for the six months ended June 30, 2023 and 2022, respectively. During the six months ended June 30, 2022, we were subject to minimum tax expenses given our full valuation allowance during this period. As of June 30, 2023, we are forecasting taxable income and believe we will continue to use our deferred tax assets that were subject to our partial valuation allowance release, which occurred during the second half of the year ended December 31, 2022.
Comparison for the years ended December 31, 2021 and 2022
Net revenue

	Year ended December 31,
	2021	2022	2021 to 2022 $ change	2021 to 2022 % change
	(in thousands, except percentages)
Net revenue	$469,047	$746,592	$277,545	59%
Net revenue increased $277.5 million, or 59%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was driven by a 75% increase in Days and a 64% increase in GBV. The increase in Days was driven by strength in travel demand combined with an increase in our active guests and active listings on the platform. GBV was impacted by strength in Days partially offset by a decrease in price per Day. The increase in Days and GBV was partially offset by an increase in host payments of 71%. We implemented an increase to our hosts’ take rate in July 2021 as part of several host initiatives aimed to increase supply on the platform.
Cost of net revenue

	Year ended December 31,
	2021	2022	2021 to 2022 $ change	2021 to 2022 % change
	(in thousands, except percentages)
Cost of net revenue	$199,988	$341,510	$141,522	71%
Cost of net revenue increased $141.5 million, or 71%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. There was a $71.7 million increase in host protection costs, a $36.9 million increase in insurance-related costs, and a $24.7 million increase in payment processing fees, all driven by the increase in Days. In addition, there was a $2.9 million increase in personnel-related compensation expenses due to increased headcount to support the growth in volume on the platform, a $1.3 million increase in amortization of internal-use software due to new developments and additional enhancements to our platform, and several other individually insignificant increases.
As a percentage of net revenue, cost of net revenue was 46% for the year ended December 31, 2022 compared to 43% the year ended December 31, 2021. The increase in cost of net revenue as a percentage of net revenue was primarily due to consistency in host protection and liability insurance costs compared to a decrease in price per Day.

Operations and support

	Year ended December 31,
	2021	2022	2021 to 2022 $ change	2021 to 2022 % change
	(in thousands, except percentages)
Operations and support	$33,546	$64,286	$30,740	92%
Operations and support expense increased $30.7 million, or 92%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. There was a $23.3 million increase in third-party customer support costs, a $3.6 million increase in roadside assistance costs, and a $1.9 million increase in customer support software fees, all driven by the increase in Days. In addition, there was a $1.2 million increase in personnel-related compensation expenses due to increased headcount to manage third-party support.
As a percentage of net revenue, operations and support expense was 9% for the year ended December 31, 2022 compared to 7% the year ended December 31, 2021. The increase in cost of operations and support expense as a percentage of net revenue was primarily due to higher third-party support levels for increased Days booked on the platform.
Product development

	Year ended December 31,
	2021	2022	2021 to 2022 $ change	2021 to 2022 % change
	(in thousands, except percentages)
Product development	$33,269	$55,082	$21,813	66%
Product development expense increased $21.8 million, or 66%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily from a $16.2 million increase in personnel-related expenses, a $1.7 million increase in professional services, a $1.0 million increase in software expenses, and several other individually insignificant increases, all driven by our efforts to continue to develop, improve, and enhance the scalability of our platform.
As a percentage of net revenue, product development expense was 7% for the year ended December 31, 2022 and 2021.
Sales and marketing

	Year ended December 31,
	2021	2022	2021 to 2022 $ change	2021 to 2022 % change
	(in thousands, except percentages)
Sales and marketing	$52,713	$111,297	$58,584	111%
Sales and marketing expense increased $58.6 million, or 111%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily from a $47.3 million increase for paid search and brand marketing expenses, a $4.7 million increase in personnel-related compensation expenses, a $2.9 million increase for marketing professional services, a $1.2 million increase for software expenses, and several other individually insignificant increases. All sales and marketing expense increases were driven by our focus to increase host supply and efforts to drive more traffic and demand to the platform, which we had paused in 2020 and early 2021 due to the COVID-19 pandemic and related uncertainty and restrictions on travel and business.
As a percentage of net revenue, sales and marketing expense was 15% for the year ended December 31, 2022 compared to 11% the year ended December 31, 2021. The increase in sales and marketing expense as a percentage of net revenue was primarily driven by re-investment in sales and marketing initiatives as the demand for travel remained high.

General and administrative

	Year ended December 31,
	2021	2022	2021 to 2022 $ change	2021 to 2022 % change
	(in thousands, except percentages)
General and administrative	$102,975	$140,597	$37,622	37%
General and administrative expense increased $37.6 million, or 37%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily from a $16.6 million increase in personnel-related expenses, a $12.1 million increase in chargeback and bad debt expenses, a $12.1 million increase in indirect taxes, a $4.3 million increase in professional services, a $4.2 million increase in acquisition related amortization and compensation, a $4.0 million increase in verification expenses, a $2.9 million increase in software expenses, and several other individually insignificant increases. Personnel-related expenses, chargeback and bad debt expenses, and professional services all increased due to overall company growth combined with our public company readiness initiatives. Sales and use tax reserves increased due to additional exposure in existing markets or new exposures identified due to growing markets. The increases were partially offset by a decrease of $16.2 million in legal costs related to both settlement and litigation costs compared to 2021 and a $5.0 million decrease in contributions to support peer-to-peer car sharing education and regulation.
As a percentage of net revenue, general and administrative expense was 19% for the year ended December 31, 2022 compared to 22% for the year ended December 31, 2021. The decrease in general and administrative expense as a percentage of net revenue was driven by higher costs in 2021 for legal expenses that are not associated with changes in Days.
Other income and (expense), net

	Year ended December 31,
	2021	2022	2021 to 2022 $ change	2021 to 2022 % change
	(in thousands, except percentages)
Change in fair value of redeemable convertible preferred stock warrant	$(85,238)	$50,724	$135,962	160%
Other income and (expense), net	(594)	5,883	6,477	1,090%
Total other income and (expense), net	$(85,832)	$56,607	$142,439	166%
The change in fair value of our warrant liability was a gain of $50.7 million for the year ended December 31, 2022 compared to a loss of $85.2 million for the year ended December 31, 2021 due to the increase in the fair value of the underlying convertible preferred stock in 2021 compared to a decrease in 2022. The fair value of our redeemable convertible preferred stock and common stock is dependent upon management’s future expectations and numerous objective and subjective inputs into a valuation model, including valuations of comparable companies, market performance of comparable publicly traded companies, the likelihood of achieving a liquidity event, and U.S. and global capital market conditions (see Note 2 to our consolidated financial statements included elsewhere in this prospectus). In 2022, the decrease in the fair value of our redeemable convertible preferred stock and common stock was due primarily to the decrease in valuations and increase in volatility of comparable companies, U.S. and global market conditions, and the decreased likelihood of achieving a liquidity event.
Other income and (expense), net increased $6.5 million, or 1090%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to interest income caused by rising interest rates and an increase in interest-bearing funds.

Provision for (benefit from) income taxes

	Year ended December 31,
	2021	2022	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$1,106	$(64,237)	$(65,343)	*
___________________
*Not meaningful.
Income tax expense is comprised of federal income taxes, foreign income taxes, and state minimum income and franchise taxes in the United States. We recorded a benefit from income taxes of $64.2 million for the year ended December 31, 2022 compared to a provision for income taxes of $1.1 million the year ended December 31, 2021. During the year ended December 31, 2022, we determined sufficient positive evidence existed, including cumulative income (loss) position, revenue growth, continuing and improved profitability, and expectations regarding future profitability, to conclude that our U.S. federal and a majority of our U.S. state deferred tax assets are more likely than not realizable and reduced our valuation allowances accordingly.
Comparison for the years ended December 31, 2020 and 2021
Net revenue

	Year ended December 31,
	2020	2021	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
Net revenue	$149,905	$469,047	$319,142	213%
Net revenue increased $319.1 million, or 213%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was driven by a 185% increase in Days combined with a 31% increase in price per Day. Days and price per Day increased due to surging demand in travel as a result of increased accessibility of COVID-19 vaccines, lifting of travel restrictions, and increased consumer comfort with travel, the effects of which on our net revenue were compounded by a continued rental car supply shortage.
Cost of net revenue

	Year ended December 31,
	2020	2021	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
Cost of net revenue	$96,716	$199,988	$103,272	107%
Cost of net revenue increased $103.3 million, or 107%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. There was a $42.0 million increase in insurance-related costs and a $36.2 million increase in host and guest protection plans, both driven by the increase in Days combined with an increase in estimated loss rates for liability as a result of higher policy deductibles. Payment processing and personnel-related expenses increased $21.1 million and $2.8 million, respectively, due to an increase in Days. In addition, there was a $1.3 million increase in amortization of internally developed software.
As a percentage of net revenue, cost of net revenue was 43% for the year ended December 31, 2021, compared to 65% for the year ended December 31, 2020. Insurance and protection program costs, as a percentage of net revenue, were 33% for the year ended December 31, 2021, compared to 52% for the year ended December 31, 2020. Liability insurance and host protection program costs increased due to the increase in Days, offset by lower loss rates as a result of improved guest risk profiles.

Operations and support

	Year ended December 31,
	2020	2021	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
Operations and support	$13,082	$33,546	$20,464	156%
Operations and support expense increased $20.5 million, or 156%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. There was a $14.6 million increase in third-party call center costs, a $2.0 million increase in help desk software fees, a $1.2 million increase in personnel-related expenses, and a $2.3 million increase in roadside assistance due to an increase in Days.
As a percentage of net revenue, operations and support expense was 7% for the year ended December 31, 2021, compared to 9% for the year ended December 31, 2020. The decrease in operations and support expense as a percentage of net revenue was primarily due to higher revenues during the period due to an increase in travel.
Product development

	Year ended December 31,
	2020	2021	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
Product development	$17,749	$33,269	$15,520	87%
Product development expense increased $15.5 million, or 87%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to a $13.4 million increase in personnel-related compensation expenses, a $1.2 million increase in third-party contractor expenses, and a $0.4 million increase in third-party software expenses all primarily due to our efforts to continue to develop, improve, and enhance the scalability of our platform.
As a percentage of net revenue, product development expense was 7% for the year ended December 31, 2021, compared to 12% for the year ended December 31, 2020. Product development expense decreased as a percentage of net revenue as product development costs represented a lower proportion of higher revenues during the period due to an increase in travel.
Sales and marketing

	Year ended December 31,
	2020	2021	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
Sales and marketing	$20,037	$52,713	$32,676	163%
Sales and marketing expense increased $32.7 million, or 163%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to a $28.5 million increase in performance and brand marketing expenses, a $2.6 million increase in personnel-related compensation expenses, and an increase of $1.1 million in third-party service provider expenses. In March 2020, driven by COVID-19 and related economic uncertainty and restrictions on travel and business, we temporarily paused our sales and marketing investments in new initiatives and our performance marketing spend. In 2021, as the travel industry began to recover, we resumed sales and marketing investments and marketing spend. We also launched our new Find Your Drive television, digital channels, and print campaign focused on increasing brand awareness among both hosts and guests.
As a percentage of net revenue, sales and marketing expense was 11% for the year ended December 31, 2021, compared to 13% for the year ended December 31, 2020. The decrease of sales and marketing expense as a percentage of net revenue was primarily driven by performance and brand marketing expenses representing a lower proportion of higher revenues during the period due to an increase in travel.

General and administrative

	Year ended December 31,
	2020	2021	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
General and administrative	$58,039	$102,975	$44,936	77%
General and administrative expense increased $44.9 million, or 77%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to a $12.9 million increase in legal reserves and related litigation expenses related to current legal loss contingencies (see Note 5 to our consolidated financial statements included elsewhere in this prospectus), a $12.3 million increase in personnel-related expenses, a $5.0 million increase in contributions to support peer-to-peer car sharing education and regulation, a $5.1 million increase in guest verification expenses, a $4.3 million increase in spend for consultants and service providers, a $2.8 million increase in bad debt expense and chargebacks for fraudulent transactions, a $1.0 million increase in trust and safety expenses, and a $0.9 million increase in reserves for sales and use tax (see Note 5 to our consolidated financial statements included elsewhere in this prospectus). All increases in general and administrative expense are a result of increased headcount and other services needed to support both increasing Days and operations as a public company.
As a percentage of net revenue, general and administrative expense was 22% for the year ended December 31, 2021, compared to 39% for the year ended December 31, 2020. The decrease of general and administrative expense as a percentage of net revenue was driven by higher costs in 2020 for legal, facilities, tax, and regulatory expenses that are not associated with changes in Days and higher net revenues in 2021 due to an increase in travel.
Other income and (expense), net

	Year ended December 31,
	2020	2021	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
Change in fair value of redeemable convertible preferred stock warrant	$(41,934)	$(85,238)	$(43,304)	103%
Other income and (expense), net	655	(594)	(1,249)	(191)%
Total other income and (expense), net	$(41,279)	$(85,832)	$(44,553)	108%
The loss on the change in fair value of our warrant liability increased by $43.3 million due to the increase in the fair value of the redeemable convertible preferred stock underlying our outstanding warrants during the year ended December 31, 2021 as compared to the changes in the fair value of the underlying redeemable convertible preferred stock during the year ended December 31, 2020. The fair value of the redeemable convertible preferred stock is dependent upon unobservable inputs into a valuation model (see Note 2 to our consolidated financial statements included elsewhere in this prospectus) and management’s forecast, which has continued to increase based on continued growth in demand for travel.
Other income and (expense), net decreased $1.2 million, or 191% for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to a decrease in interest income from the reduced interest earned on our cash and cash equivalents and restricted cash balances driven by a decline in interest rates.
Provision for income taxes

	Year ended December 31,
	2020	2021	2020 to 2021 $ change	2020 to 2021 % change
	(in thousands, except percentages)
Provision for income taxes	$86	$1,106	$1,020	1,186%
Provision for income tax expense is comprised of foreign income taxes, state income taxes, and franchise taxes in the United States. Income tax expense increased $1.0 million or 1,186%, for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily as a result of California’s suspension of the NOL carryforward deduction.
Comparison for the years ended December 31, 2019 and 2020
Net revenue

	Year ended December 31,
	2019	2020	2019 to 2020 $ change	2019 to 2020 % change
	(in thousands, except percentages)
Net revenue	$141,689	$149,905	$8,216	6%
Net revenue increased $8.2 million, or 6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was driven by an increase in our revenue from Marketplace Services and Protection Plan Services of $9.0 million primarily due to an increase in average net revenue per Day, driven in part by the introduction of the Turo Risk Score in April 2020 and a decrease in promotional credits provided to guests. Revenue from Marketplace Services and Protection Plan Services increased despite an 18% decrease in Days and a 4% decrease in GBV due to higher net revenue per Day that was due to the introduction of our Turo Risk Score, which also reflected adverse shifts in the distribution of the risk profiles as a result of riskier driving during the COVID-19 pandemic. This increase was partially offset by a decrease in valet fee revenue of $0.8 million due to the discontinuation of our valet program in January 2020, in which we collected fees from hosts for the facilitation of the pickup and drop off of vehicles at limited locations for guests.
Cost of net revenue

	Year ended December 31,
	2019	2020	2019 to 2020 $ change	2019 to 2020 % change
	(in thousands, except percentages)
Cost of net revenue	$97,598	$96,716	$(882)	(1)%
Cost of net revenue decreased $0.9 million, or 1%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. There was a $5.5 million decrease in insurance-related costs driven by a decline in Days due to the COVID-19 pandemic. In addition, there was a $3.2 million decrease in costs from our valet program, which was discontinued in January 2020. These were partially offset by a $6.7 million increase in costs associated with our host protection program during the COVID-19 pandemic and a $1.4 million increase in amortization costs for internally developed software.
As a percentage of net revenue, cost of net revenue was 65% for the year ended December 31, 2020, compared to 69% for the year ended December 31, 2019. The decrease in cost of net revenue as a percentage of net revenue was driven by the introduction of the Turo Risk Score in April 2020, the discontinuation of our valet program in January 2020, and general increases in operating leverage as a result of scaling our business.
Operations and support

	Year ended December 31,
	2019	2020	2019 to 2020 $ change	2019 to 2020 % change
	(in thousands, except percentages)
Operations and support	$15,400	$13,082	$(2,318)	(15)%
Operations and support expense decreased $2.3 million, or 15%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to a $2.5 million decrease in third-party call center expenses driven by a decline in Days due to the effects of the COVID-19 pandemic.

As a percentage of net revenue, operations and support expense was 9% for the year ended December 31, 2020, compared to 11% for the year ended December 31, 2019. The decrease in operations and support expense as a percentage of net revenue was primarily driven by temporary cost-cutting measures in response to the COVID-19 pandemic.
Product development

	Year ended December 31,
	2019	2020	2019 to 2020 $ change	2019 to 2020 % change
	(in thousands, except percentages)
Product development	$26,649	$17,749	$(8,900)	(33)%
Product development expense decreased $8.9 million, or 33%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $7.2 million decrease in personnel-related compensation expenses, a $0.7 million decrease in third-party contractor expenses, a $0.5 million decrease in third-party software expenses, and a $0.5 million decrease in allocated overhead, all primarily due to temporarily lower headcount in 2020 related to the COVID-19 pandemic.
As a percentage of net revenue, product development expense was 12% for the year ended December 31, 2020, compared to 19% for the year ended December 31, 2019. The decrease of product development expense as a percentage of net revenue was driven primarily by headcount decreases as a result of COVID-19, which are expected to be largely temporary.
Sales and marketing

	Year ended December 31,
	2019	2020	2019 to 2020 $ change	2019 to 2020 % change
	(in thousands, except percentages)
Sales and marketing	$57,845	$20,037	$(37,808)	(65)%
Sales and marketing expense decreased $37.8 million, or 65%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $36.0 million decrease in marketing expenses and a $1.8 million decrease in third-party service provider expenses. In March 2020, driven by COVID-19 and related economic uncertainty and restrictions on travel and business, we temporarily paused our sales and marketing investments in new initiatives and our performance marketing spend.
As a percentage of net revenue, sales and marketing expense was 13% for the year ended December 31, 2020, compared to 41% for the year ended December 31, 2019. The decrease of sales and marketing expense as a percentage of net revenue was primarily driven by temporary COVID-19 related cost decreases in marketing activities and general increases in operating leverage as a result of increasing scale in our business.
General and administrative

	Year ended December 31,
	2019	2020	2019 to 2020 $ change	2019 to 2020 % change
	(in thousands, except percentages)
General and administrative	$49,428	$58,039	$8,611	17%
General and administrative expense increased $8.6 million, or 17%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $4.4 million increase in legal, tax, and regulatory expenses, which include litigation and settlement expenses and sales and indirect tax reserves, a $2.4 million increase in bad debt expense and chargebacks for fraudulent transactions, a $1.2 million increase in allocated overhead, and a $1.1 million increase in asset impairment. These increases were partially offset by a $0.7 million decrease in personnel-related compensation expenses. The increase in bad debt, chargebacks and asset impairment and the decrease in third-party service provider expenses primarily related to the impact of COVID-19.

As a percentage of net revenue, general and administrative expense was 39% for the year ended December 31, 2020, compared to 35% for the year ended December 31, 2019. The increase of general and administrative expense as a percentage of net revenue was driven by the increase in legal, tax and regulatory expenses, and by COVID-19 related increases in bad debt, chargebacks, and impairment charges, which are expected to be temporary.
Other income and (expense), net

	Year ended December 31,
	2019	2020	2019 to 2020 $ change	2019 to 2020 % change
	(in thousands, except percentages)
Change in fair value of redeemable convertible preferred stock warrant	$5,181	$(41,934)	$(47,115)	(909)%
Other income and (expense), net	1,538	655	(883)	(57)%
Total other income and (expense), net	$6,719	$(41,279)	$(47,998)	(714)%
The loss on the change in fair value of our warrant liability increased by $47.1 million due to the increase in the fair value of the redeemable convertible preferred stock underlying our outstanding warrants during the year ended December 31, 2020 as compared to the changes in the fair value of the underlying redeemable convertible preferred stock during the year ended December 31, 2019.
Other income and (expense), net decreased $0.9 million, or 57% for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to a $0.9 million decrease in interest income from the reduced interest earned on our cash and cash equivalents and restricted cash balances.
Provision for income taxes

	Year ended December 31,
	2019	2020	2019 to 2020 $ change	2019 to 2020 % change
	(in thousands, except percentages)
Provision for income taxes	$47	$86	$39	83%
Income tax expense is comprised of foreign income taxes and state minimum income and franchise taxes in the United States.

Quarterly results of operations
The following table sets forth our unaudited quarterly consolidated results of operations for the 18 quarterly periods ended June 30, 2023. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. The following unaudited quarterly consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three months ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
	(in thousands)
Net revenue	$25,168	$32,393	$45,824	$38,304	$34,963	$23,964	$48,892	$42,086	$56,185
Costs and expenses:
Cost of net revenue(1)	17,966	24,215	27,576	27,841	23,708	19,244	29,195	24,569	31,359
Operations and support(1)	3,371	3,892	4,076	4,061	3,984	2,190	3,500	3,408	3,587
Product development(1)	6,438	6,361	7,053	6,797	5,608	3,612	4,077	4,452	5,335
Sales and marketing(1)	11,297	16,307	15,487	14,754	12,316	1,810	3,090	2,821	3,442
General and administrative(1)	9,344	11,489	13,967	14,628	16,958	12,118	12,052	16,911	15,951
Total costs and expenses	48,416	62,264	68,159	68,081	62,574	38,974	51,914	52,161	59,674
(Loss) income from operations	(23,248)	(29,871)	(22,335)	(29,777)	(27,611)	(15,010)	(3,022)	(10,075)	(3,489)
Other income and (expense), net
Change in fair value of preferred stock warrants	—	—	—	5,181	11,152	(11,625)	(6,302)	(35,159)	(58,466)
Interest income	214	133	627	796	674	151	65	46	5
Other income and (expense), net	23	(34)	(50)	(171)	31	(29)	(141)	(142)	(68)
Other income and (expense), net	237	99	577	5,806	11,857	(11,503)	(6,378)	(35,255)	(58,529)
(Loss) income before provision for income taxes	(23,011)	(29,772)	(21,758)	(23,971)	(15,754)	(26,513)	(9,400)	(45,330)	(62,018)
Provision for (benefit from) income taxes	—	24	15	8	—	20	48	18	10
Net (loss) income	$(23,011)	$(29,796)	$(21,773)	$(23,979)	$(15,754)	$(26,533)	$(9,448)	$(45,348)	$(62,028)

	Three months ended
	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023
	(in thousands)
Net revenue	$123,989	$150,309	$138,564	$142,850	$190,206	$226,266	$187,270	$186,216	$222,414
Costs and expenses:
Cost of net revenue(1)	45,079	61,230	62,320	69,514	86,845	100,099	85,052	97,716	98,005
Operations and support(1)	7,407	11,287	11,265	11,699	16,231	18,156	18,200	17,262	20,725
Product development(1)	7,799	8,094	12,041	9,994	13,364	14,323	17,401	19,162	15,281
Sales and marketing(1)	10,960	16,349	21,962	17,685	27,381	28,713	37,518	24,665	37,553
General and administrative(1)	24,083	32,003	30,938	30,051	33,616	38,537	38,393	38,791	39,869
Total costs and expenses	95,328	128,963	138,526	138,943	177,437	199,828	196,564	197,596	211,433
(Loss) income from operations	28,661	21,346	38	3,907	12,769	26,438	(9,294)	(11,380)	10,981
Other income and (expense), net
Change in fair value of preferred stock warrants	(117,483)	1,197	89,514	(10,499)	69,743	(5,750)	(2,770)	(26,026)	(2,151)
Interest income	5	5	7	9	226	1,662	3,420	3,869	4,555
Other income and (expense), net	(209)	(31)	(308)	(155)	60	(232)	893	248	(4)
Other income and (expense), net	(117,687)	1,171	89,213	(10,645)	70,029	(4,320)	1,543	(21,909)	2,400
(Loss) income before provision for income taxes	(89,026)	22,517	89,251	(6,738)	82,798	22,118	(7,751)	(33,289)	13,381
Provision for (benefit from) income taxes	37	700	359	238	1,505	(61,380)	(4,600)	(9,021)	12,031
Net (loss) income	$(89,063)	$21,817	$88,892	$(6,976)	$81,293	$83,498	$(3,151)	$(24,268)	$1,350
__________________
(1)Amounts include stock-based compensation expense as follows:

	Three months ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
	(in thousands)
Cost of net revenue(1)	$152	$142	$201	$112	$27	$67	$64	$46	$235
Operations and support(1)	15	15	41	21	18	47	51	26	25
Product development(1)	851	664	1,093	532	311	569	875	526	814
Sales and marketing(1)	135	140	236	158	148	237	256	186	274
General and administrative(1)	828	738	1,836	724	1,350	1,423	1,287	1,159	1,150
Total	$1,981	$1,699	$3,407	$1,547	$1,854	$2,343	$2,533	$1,943	$2,498

	Three months ended
	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023
	(in thousands)
Cost of net revenue(1)	$237	$267	$286	$157	$140	$146	$147	$138	$151
Operations and support(1)	27	28	30	45	51	48	44	44	37
Product development(1)	1,029	1,083	1,853	1,300	1,308	1,189	1,145	1,066	1,148
Sales and marketing(1)	213	210	286	263	256	231	238	201	230
General and administrative(1)	1,815	1,995	2,535	2,438	3,114	3,251	3,102	2,961	3,169
Total	$3,321	$3,583	$4,990	$4,203	$4,869	$4,865	$4,676	$4,410	$4,735

The following table sets forth our unaudited quarterly consolidated results of operations as a percentage of net revenue for the applicable quarterly period:

	Three months ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of net revenue(1)	71	75	60	73	68	80	60	58	56
Operations and support(1)	13	12	9	11	11	9	7	8	6
Product development(1)	26	20	15	18	16	15	8	11	9
Sales and marketing(1)	45	50	34	39	35	8	6	7	6
General and administrative(1)	37	35	30	38	49	51	25	40	28
Total costs and expenses	192	192	149	178	179	163	106	124	106
(Loss) income from operations	(92)	(92)	(49)	(78)	(79)	(63)	(6)	(24)	(6)
Other income and (expense), net
Change in fair value of preferred stock warrants	—	—	—	14	32	(49)	(13)	(84)	(104)
Interest income	1	—	1	2	2	1	—	—	—
Other income and (expense), net	—	—	—	—	—	—	—	—	—
Other income and (expense), net	1	—	1	15	34	(48)	(13)	(84)	(104)
(Loss) income before provision for income taxes	(91)	(92)	(47)	(63)	(45)	(111)	(19)	(108)	(110)
Provision for (benefit from) income taxes	—	—	—	—	—	—	—	—	—
Net (loss) income	(91)%	(92)%	(48)%	(63)%	(45)%	(111)%	(19)%	(108)%	(110)%

	Three months ended
	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of net revenue(1)	36	41	45	49	46	44	45	52	44
Operations and support(1)	6	8	8	8	9	8	10	9	9
Product development(1)	6	5	9	7	7	6	9	10	7
Sales and marketing(1)	9	11	16	12	14	13	20	13	17
General and administrative(1)	19	21	22	21	18	17	21	21	18
Total costs and expenses	77	86	100	97	93	88	105	106	95
(Loss) income from operations	23	14	—	3	7	12	(5)	(6)	5
Other income and (expense), net
Change in fair value of preferred stock warrants	(95)	1	65	(7)	37	(3)	(1)	(14)	(1)
Interest income	—	—	—	—	—	1	2	2	2
Other income and (expense), net	—	—	—	—	—	—	—	—	—
Other income and (expense), net	(95)	1	64	(7)	37	(2)	1	(12)	1
(Loss) income before provision for income taxes	(72)	15	64	(5)	44	10	(4)	(18)	6
Provision for (benefit from) income taxes	—	—	—	—	1	(27)	(2)	(5)	5
Net (loss) income	(72)%	15%	64%	(5)%	43%	37%	(2)%	(13)%	1%

Seasonality
Our overall business is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. In addition, each city and region where we operate has unique seasonality, events, and weather that can increase or decrease demand for our offering. Certain holidays can also have an impact on demand on the holiday itself or during the preceding and subsequent weekends. Typically, our second and third quarters experience higher revenue as this is the peak travel season in North America, the United Kingdom, and France. Our GBV typically follows the seasonality patterns of revenue. We recognize revenue when the trip occurs, and as a result, our revenue, contribution profit (loss), and adjusted EBITDA tend to be stronger in the second and third quarters of the year. Our customer support costs also increase in the second and third quarters as we increase our staffing to handle increased activity on our platform in those periods.
Impact of COVID-19
The COVID-19 pandemic and related rental car supply shortage caused significant fluctuations in our quarterly financial results. In the first half of 2020, we experienced a period of decreased use of our platform due to shelter-in-place orders and the uncertainty resulting from the pandemic, which adversely impacted our revenue, results of operations, and cash flows. In response to these impacts, we implemented certain temporary cost-cutting measures in March 2020, such as decreased marketing-related spend, layoffs, furloughs, and salary reductions. We also discontinued our operations in Germany, in part, as a cost-cutting measure in response to the COVID-19 pandemic.
As shelter-in-place orders started to be lifted in the second half of 2020, we began experiencing use of our platform above pre-COVID-19 levels. The conditions related to and arising from the COVID-19 pandemic incentivized additional individuals to seek entrepreneurial forms of primary and supplementary income, which we believe led to increases in both the total number of hosts listing vehicles on our platform and the number of small business hosts sharing three or more vehicles on our platform. In addition, rental car companies reduced their fleet sizes in the early days of the COVID-19 pandemic and were not able to quickly rebuild their fleets due to constraints in automobile manufacturing capacity. As a result, they were challenged in meeting consumer demand in many markets. In light of these conditions, more consumers turned to peer-to-peer car sharing for their vehicle needs. Therefore, in 2021 and early 2022, we experienced both an acceleration in the number of guests booking trips on our platform and an increase in price per Day, combined with an improvement in the risk profile of the trips booked, as the severity of the COVID-19 pandemic subsided. During 2022 and 2023, price per Day declined as the market began to normalize due to the factors noted above, the supply of competitive mobility offerings, and other market dynamics. We expect that price per Day will continue to fluctuate due to these same factors and other factors.
Quarterly trends
Net revenue
Our quarterly net revenue fluctuations reflect the typical travel patterns for North America, the United Kingdom, and France. Net revenue is historically flat or lower in the first quarter, highest during the second and third quarters when summer travel occurs, and remains strong in the fourth quarter due to certain holidays. Net revenue in the second quarter of 2020 decreased as COVID-19 pandemic disrupted travel but started to improve in the third quarter of 2020 as the domestic travel market improved. Net revenue in each of the quarters in 2021 was higher than the net revenue in the same quarter in the prior year primarily from an increase in the number of Days booked on our platform as well as an increase in price per Day resulting from increased demand as many travel restrictions were lifted and consumers became more comfortable traveling. The increase in demand was compounded by a rental car supply shortage. Net revenue in the fourth quarter of 2021 decreased compared to the third quarter of 2021, primarily due to a small decrease in price per Day and additional host incentive payments as Days booked increased compared to the third quarter of 2021. Net revenue increased in each of the first, second, and third quarters of 2022 due to the increase in Days and travel demand combined with an increase in active guests and active listings on the platform. Net revenue in the fourth quarter of 2022 decreased compared to the third quarter of 2022 due to a mix of travel seasonality combined with a decrease in price per Day. Net revenue in the first quarter of 2023 remained flat compared to the fourth quarter of 2022 due to an increase in Days, but a decline in price per Day and travel seasonality. Net revenue in the second quarter of 2023 increased compared to the first quarter of 2023 due to an increase in Days and price per Day due to seasonal travel demand.

Cost of net revenue
On a quarterly basis, cost of net revenue fluctuated with our net revenue seasonal trends, as processing costs vary based on changes in number of Days. Cost of net revenue as a percentage of net revenue also fluctuates between quarters as certain costs associated with the platform remain fixed. Insurance and protection program costs historically fluctuate based on net revenue but are also impacted by guest risk profiles and the frequency and severity of physical damage costs claims. In the second quarter of 2020, cost of net revenue as a percentage of net revenue increased compared to the second quarter of 2019 due to the COVID-19 pandemic. In the third quarter of 2020, cost of net revenue as a percentage of net revenue decreased compared to the second quarter of 2020 as our cost reduction measures were realized and the travel industry began to recover. Starting in the second quarter of 2021 through the first quarter of 2022, cost of net revenue as a percentage of net revenue decreased compared to the same quarters in the prior year, due to higher price per Day combined with favorable guest risk profiles and changes in our insurance liability partners. Cost of net revenue as a percentage of net revenue decreased in the second quarter of 2022 due to a decrease in our host protection program costs. Cost of net revenue as a percentage of net revenue decreased in the third quarter of 2022 and increased in the fourth quarter of 2022 due to changes in host protection program and liability insurance costs. Cost of net revenue as a percentage of net revenue increased in the first quarter 2023 due to host protection program costs resulting from an increase in Days and an increase in both frequency and severity of host protection program claims. Cost of net revenue as a percentage of net revenue decreased in the second quarter of 2023 compared to the first quarter of 2023 due to an increase in Days and a decrease in liability insurance costs due to a decrease in prior period reserve estimates from recent favorable loss development trends, partially offset by an increase in host protection program costs.
Operations and support
On a quarterly basis, operations and support expense fluctuated with our net revenue seasonal trends, as customer support costs vary based on changes in number of Days. In the second and third quarters of 2020, operations and support expense as a percentage of net revenue decreased as a result of the temporary headcount reduction response to the COVID-19 pandemic. In the second and third quarters of 2021, operations and support expense as a percentage of net revenue decreased due to an increase in travel and resulting increase in use of our platform. Operations and support expense increased as a percentage of net revenue in the third quarter of 2021 and has remained consistent through the first, second, and third quarters of 2022 as we continued to increase third-party call center support costs and help desk software license fees to support increased Days. Operations and support expense as a percentage of net revenue increased in the fourth quarter of 2022 as Days booked on the platform increased combined with a decrease in price per Day. Operations and support expense as a percentage of net revenue decreased in the first quarter of 2023, compared to the fourth quarter of 2022, as call center volume and related costs decreased despite an increase in Days. During the second quarter of 2023, operations and support expense as of percentage of net revenue remained consistent with the first quarter of 2023 to support the increase in Days booked on our platform.
Product development
On a quarterly basis, product development expense has fluctuated with our changes in headcount as a result of the COVID-19 pandemic in 2020. In the second and third quarter of 2020, product development expense as a percentage of net revenue decreased as a result of the headcount reduction response to the COVID-19 pandemic. In the second and third quarters of 2021, product development expense as a percentage of net revenue decreased as product development expense represented a lower proportion of higher net revenue recorded due to increased demand for travel during the period. In the fourth quarter of 2021 and the first and second quarters of 2022, product development expense as a percentage of net revenue increased to support our efforts to continue to develop, improve, and enhance the scalability of our platform. In the third and fourth quarters of 2022, product development expense as a percentage of net revenue fluctuated due to an increase in headcount in both quarters and changes in revenue due to seasonality. Product development expense as a percentage of net revenue increased in the first quarter of 2023 as a result of increased headcount and associated personnel-related compensation expenses. Product development expense as a percentage of net revenue decreased in the second quarter of 2023 compared to the first quarter of 2023 due to additional capitalized personnel-related compensation expenses for enhancements made to our platform.
Sales and marketing
On a quarterly basis, sales and marketing expense generally fluctuated with the uncertainty of the COVID-19 pandemic. Between the first quarter of 2019 through the first quarter of 2020, sales and marketing expense was between 35% and 50% of our net revenue, reflective of our belief that it is necessary to invest in performance and brand marketing to increase Days booked on our platform. During the second quarter of 2020, driven by the COVID-19 pandemic, we paused our sales and marketing investments in new initiatives and our performance marketing spend. During the second quarter of 2021 through the first quarter of 2022, we began reinvesting in our performance marketing spend and launched the new Find Your Drive campaign to increase brand awareness. In the first quarter of 2022, we continued to invest in paid search marketing as the demand for travel remained elevated. In the second and third quarters of 2022, we continued with paid search marketing efforts and increased performance marketing for summer travel and our New York launch. During the fourth quarter of 2022, we added to our marketing campaigns to further drive brand recognition and awareness and target existing and new audiences including social media and airport traffic, resulting in an increase in sales and marketing expense as a percentage of net revenue. In the first quarter of 2023, sales and marketing expense as a percentage of net revenue remained consistent with the range observed in the first through third quarters of 2022. In the second quarter of 2023, sales and marketing expense as a percentage of net revenue increased compared to the first quarter of 2023 as we focused on driving more traffic and demand to our platform during peak seasonality.
General and administrative
On a quarterly basis, general and administrative expense fluctuated with the changes in Days, offset by legal, headcount, and facility costs not associated with changes in net revenue. During the second and third quarters of 2020, we implemented headcount and temporary compensation reductions as a result of the impact of the COVID-19 pandemic. During the second and third quarters of 2020, legal expenses associated with ongoing litigation decreased as courts closed and legal proceedings were limited due to the COVID-19 pandemic. During the fourth quarter of 2020, the temporary COVID-19 compensation reductions were fully restored and we increased our reserve for indirect taxes in the U.K. and certain U.S. states. During the second quarter of 2021, we increased headcount and approved a one-time company-wide performance bonus. We also made one-time contributions to support peer-to-peer car sharing education and regulation. During the third quarter of 2021, we accrued an additional $10.9 million in legal reserves for legal loss contingencies. During the fourth quarter of 2021 and the first quarter of 2022, we recorded loss contingency reserves for certain state indirect taxes. During the first quarter of 2022, we saw a decrease in legal expenses as no significant settlements occurred. During 2022, we completed settlements and audits in multiple jurisdictions, resulting in a release of an exposure in the second quarter of 2022 and an accrual in the third quarter of 2022. In the fourth quarter of 2022, expenses remained consistent with prior quarters with several individually insignificant offsetting increases and decreases. General and administrative expense as a percentage of net revenue stayed consistent in the first quarter of 2023 compared to the fourth quarter of 2022 due to various insignificant increases and decreases in expenses. General and administrative expense as a percentage of net revenue decreased in the second quarter of 2023 compared to the first quarter of 2023 primarily due to the increase in net revenue combined with no significant changes in expenses.
Provision for income taxes
From the first quarter of 2019 through the second quarter of 2021, provision for income taxes remained consistent because of our prior and current net losses. During the third quarter of 2021, we recognized tax expense as a result of California’s suspension of the NOL carryforward deduction. During the second quarter of 2022, we had federal and state taxable income limited to 80% of previous net operating losses. During the third quarter of 2022, we determined based on historical earnings and future projected earnings that our U.S. federal and a majority of our U.S. state deferred tax assets are more likely than not to be realizable and reduced our valuation allowances accordingly. In the fourth quarter of 2022, we further reduced our valuation allowance in relation to one of our U.S. state deferred tax assets. We recognized additional benefit from income taxes in the first quarter of 2023 due to loss from operations. During the second quarter of 2023, we recognized tax expense due to taxable net income in the same period due to peak seasonality.

Quarterly non-GAAP financial measures

	Three months ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
	(in thousands, except percentages)
Gross profit	$7,202	$8,178	$18,248	$10,463	$11,255	$4,720	$19,697	$17,517	$24,826
Contribution (loss) profit	$(6,122)	$(11,361)	$(868)	$(8,743)	$(5,668)	$846	$11,352	$10,752	$17,638
Gross margin	28.6%	25.2%	39.8%	27.3%	32.2%	19.7%	40.3%	41.6%	44.2%
Contribution margin	(24.3)%	(35.1)%	(1.9)%	(22.8)%	(16.2)%	3.5%	23.2%	25.5%	31.4%
Net (loss) income	$(23,011)	$(29,796)	$(21,773)	$(23,979)	$(15,754)	$(26,533)	$(9,448)	$(45,348)	$(62,028)
Adjusted EBITDA	$(20,413)	$(27,225)	$(17,788)	$(26,195)	$(24,679)	$(11,117)	$345	$(2,599)	$197

	Three months ended
	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023
	(in thousands, except percentages)
Gross profit	$78,910	$89,079	$76,244	$73,336	$103,361	$126,167	$102,218	$88,500	$124,409
Contribution (loss) profit	$58,669	$59,264	$40,617	$41,378	$54,586	$76,085	$43,957	$42,979	$60,447
Gross margin	63.6%	59.3%	55.0%	51.3%	54.3%	55.8%	54.6%	47.5%	55.9%
Contribution margin	47.3%	39.4%	29.3%	29.0%	28.7%	33.6%	23.5%	23.1%	27.2%
Net (loss) income	$(89,063)	$21,817	$88,892	$(6,976)	$81,293	$83,498	$(3,151)	$(24,268)	$1,350
Adjusted EBITDA	$33,279	$36,169	$11,490	$14,159	$21,340	$40,919	$3,245	$(2,093)	$19,459
Quarterly trends in non-GAAP financial measures
Our quarterly adjusted contribution margin fluctuated based on the level of investment in customer acquisition and insurance and protection costs, as well as seasonality. Our quarterly adjusted EBITDA fluctuated based on growth initiatives and seasonality.
Quarterly reconciliations of non-GAAP financial measures
We use contribution margin and adjusted EBITDA to measure our performance and to identify trends, to formulate financial projections, and to make strategic decisions. The following table presents the reconciliations from the GAAP measure to the non-GAAP measure.
Reconciliation of gross profit to contribution (loss) profit and reconciliation of gross margin to contribution margin:

	Three months ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
	(in thousands, except percentages)
Gross profit	$7,202	$8,178	$18,248	$10,463	$11,255	$4,720	$19,697	$17,517	$24,826
Add: Stock-based compensation included in cost of net revenue	152	142	201	112	27	67	64	46	235
Add: Depreciation and amortization included in cost of net revenue	254	284	346	436	482	643	701	784	866
Less: Operations and support	3,356	3,877	4,035	4,040	3,966	2,143	3,449	3,382	3,562
Less: Customer acquisition costs	8,928	14,266	12,882	12,162	10,601	510	1,731	1,380	1,958
Less: Verification costs	969	1,193	1,265	1,125	1,057	695	1,129	1,255	1,313
Less: Chargebacks and bad debt expense	477	629	1,481	2,427	1,808	1,236	2,801	1,578	1,456
Contribution (loss) profit	$(6,122)	$(11,361)	$(868)	$(8,743)	$(5,668)	$846	$11,352	$10,752	$17,638
Gross margin	28.6%	25.2%	39.8%	27.3%	32.2%	19.7%	40.3%	41.6%	44.2%
Contribution margin	(24.3)%	(35.1)%	(1.9)%	(22.8)%	(16.2)%	3.5%	23.2%	25.5%	31.4%

	Three months ended
	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	June 30, 2023
	(in thousands, except percentages)
Gross profit	$78,910	$89,079	$76,244	$73,336	$103,361	$126,167	$102,218	$88,500	$124,409
Add: Stock-based compensation included in cost of net revenue	237	267	286	157	140	146	147	138	151
Add: Depreciation and amortization included in cost of net revenue	948	1,027	1,054	1,062	1,340	1,689	1,878	1,916	1,928
Less: Operations and support	7,380	11,259	11,235	11,654	16,180	18,108	18,156	17,218	20,688
Less: Customer acquisition costs	9,086	13,830	19,628	14,682	23,810	24,029	32,727	20,371	33,109
Less: Verification costs	2,362	3,080	2,838	2,614	3,586	3,711	3,977	3,598	4,308
Less: Chargebacks and bad debt expense	2,598	2,940	3,266	4,227	6,679	6,069	5,426	6,388	7,936
Contribution (loss) profit	$58,669	$59,264	$40,617	$41,378	$54,586	$76,085	$43,957	$42,979	$60,447
Gross margin	63.6%	59.3%	55.0%	51.3%	54.3%	55.8%	54.6%	47.5%	55.9%
Contribution margin	47.3%	39.4%	29.3%	29.0%	28.7%	33.6%	23.5%	23.1%	27.2%
Reconciliation of net loss to adjusted EBITDA:

	Three months ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
	(in thousands)
Net (loss) income	$(23,011)	$(29,796)	$(21,773)	$(23,979)	$(15,754)	$(26,533)	$(9,448)	$(45,348)	$(62,028)
Add (deduct):
Provision for (benefit from) income taxes	—	24	15	8	—	20	48	18	10
Other income and (expense), net	(237)	(99)	(577)	(625)	(705)	(122)	76	96	63
Depreciation and amortization	339	325	399	488	587	746	803	887	939
Stock-based compensation	1,981	1,699	3,407	1,547	1,854	2,343	2,533	1,943	2,498
Impairment	176	—	—	363	58	26	—	1,732	40
Legal, regulatory, and indirect tax reserves	339	622	741	1,184	433	778	31	2,914	209
Change in fair value of redeemable convertible preferred stock warrant liability	—	—	—	(5,181)	(11,152)	11,625	6,302	35,159	58,466
Adjusted EBITDA	$(20,413)	$(27,225)	$(17,788)	$(26,195)	$(24,679)	$(11,117)	$345	$(2,599)	$197

	Three months ended
	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Jun 30, 2023
	(in thousands)
Net (loss) income	$(89,063)	$21,817	$88,892	$(6,976)	$81,293	$83,498	$(3,151)	$(24,268)	$1,350
Add (deduct):
Provision for (benefit from) income taxes	37	700	359	238	1,505	(61,380)	(4,600)	(9,021)	12,031
Other income and (expense), net	204	26	301	146	(286)	(1,430)	(4,313)	(4,117)	(4,551)
Depreciation and amortization	1,021	1,097	1,131	1,142	1,846	2,977	3,178	3,276	2,904
Stock-based compensation	3,321	3,583	4,990	4,203	4,869	4,865	4,676	4,410	4,735
Impairment	8	—	—	—	—	—	—	—	—
Legal, regulatory, and indirect tax reserves	268	10,143	5,331	4,907	1,856	6,639	4,685	1,601	839
Change in fair value of redeemable convertible preferred stock warrant liability	117,483	(1,197)	(89,514)	10,499	(69,743)	5,750	2,770	26,026	2,151
Adjusted EBITDA	$33,279	$36,169	$11,490	$14,159	$21,340	$40,919	$3,245	$(2,093)	$19,459

Liquidity and capital resources
During the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, we generated cash flows from operations of $108.0 million, $41.0 million, $75.9 million, and $23.6 million, respectively, as a result of increased Days and GBV during those periods. During the years ended December 31, 2019 and 2020, we generated negative cash flows from operations of $65.6 million and $41.2 million, respectively. We have financed our operations through revenue generated from sales, debt issuances, and redeemable convertible preferred stock. As of December 31, 2022 and June 30, 2023, our cash and cash equivalents were $301.0 million and $276.0 million, respectively, which consist of cash on deposit with banks as well as institutional money market funds. This balance excludes $34.9 million and $36.3 million of restricted cash, which is pledged as security for letters of credit established by us for certain insurance policies and obligations under our facilities leases as of December 31, 2022 and June 30, 2023, respectively. In addition, this balance excludes $2.0 million and $6.7 million as of December 31, 2022 and June 30, 2023, respectively, that we held for bookings in advance of guests completing trips that we record separately on our balance sheet in funds held for hosts with a corresponding liability in funds payable to hosts.
We believe that our existing cash and cash equivalents balances are sufficient to fund our working capital needs for at least the next 12 months and beyond. Our future capital requirements will depend on many factors, including, but not limited to, our growth, our ability to attract and retain hosts and guests, the timing and extent of spending or discounts or promotions to support our efforts to develop our platform, and the expansion of sales and marketing activities. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.
Credit facility
On February 6, 2023, we entered into a credit agreement with JPMorgan Chase Bank, N.A., Citibank, N.A., and the lenders party thereto, or the Credit Agreement, which provides for a revolving line of credit in the aggregate principal amount of up to $100.0 million, which may be increased to an aggregate commitment of up to $225.0 million, subject to specific conditions, which we refer to as the Credit Facility. The Credit Facility also includes a right to request letters of credit under the facility up to a sub-limit of $50.0 million. The Credit Facility is secured by substantially all of our assets. The Credit Agreement requires that any material domestic subsidiaries guarantee the obligations under the Credit Facility and pledge as collateral substantially all of any such subsidiary’s assets. The interest rate applicable to the Credit Facility is, at our option, either (a) secured overnight funding rate, or SOFR (subject to a SOFR floor, which is initially 0.00%), plus a credit spread adjust of 0.10%, plus an applicable margin ranging from 2.50% to 3.00% per annum, based upon our adjusted EBITDA or (b) the Alternate Base Rate plus an applicable margin ranging from 1.50% to 2.00% per annum, based upon our adjusted EBITDA. The Alternate Base Rate is the highest of (i) the Wall Street Journal prime rate, (i) the Federal Reserve Bank of New York rate plus 0.5% and (iii) adjusted term SOFR rate for a one-month interest period. The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to us and our consolidated subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness, and dividends and other distributions as well as compliance with a $25.0 million minimum liquidity covenant. The Credit Agreement contains certain customary events of default, which include failure to make payments when due thereunder, the material inaccuracy of representations or warranties, failure to observe or perform certain covenants, cross-defaults, bankruptcy and insolvency-related events, certain judgments, certain events related to Employee Retirement Income Security Act of 1974, or ERISA, failure of any lien created under the security documents to be valid and perfected (subject to certain exceptions), failure of any material guarantee of the Credit Facility obligations to be in full force and effect, and a change of control. The Credit Facility has a maturity date of February 6, 2026. We may request advances under the Credit Facility from the date of the Credit Agreement until maturity. As of June 30, 2023, we have not borrowed any amounts under the Credit Facility.

Cash flows
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,				Six months ended June 30,
	2019	2020	2021	2022	2022	2023
	(in thousands)
Consolidated statements of cash flows data:
Net cash (used in) provided by operating activities	$(65,584)	$(41,222)	$108,007	$41,019	$75,863	$23,598
Net cash (used in) provided by investing activities	(4,894)	(4,248)	(3,704)	2,530	7,039	(8,176)
Net cash provided by (used in) financing activities	244,169	6,287	9,563	(5,791)	1,302	(34,450)
Effects of exchange rate changes on cash and cash equivalents	(8)	30	(38)	(403)	(442)	190
Net increase (decrease) in cash and cash equivalents	$173,683	$(39,153)	$113,828	$37,355	$83,762	$(18,838)
Operating activities
During the six months ended June 30, 2023, operating activities provided $23.6 million in cash as a result of a net loss of $22.9 million, adjusted by non-cash charges of $46.1 million and a decrease of $0.4 million from changes in our working capital. The non-cash charges of $46.1 million were primarily comprised of a loss of $28.2 million due to the revaluation of our preferred stock warrant liability, $9.1 million due to stock-based compensation, $6.2 million due to depreciation and amortization, and $2.9 million due to the reduction of operating lease right-of-use assets and accretion of operating lease liabilities. The decrease of $0.4 million in our working capital was primarily due to $51.6 million for funds held at payment processors due to advanced bookings, $47.8 million in additional insurance deposits due to growth in Days, $13.9 million in prepaid expenses and other current assets due to increases in subrogation and property damage receivables and prepaid processing fees, $6.3 million in accounts payable due to timing, and $3.1 million in payments on operating lease liabilities. The decreases were partially offset by increases in funds payable to hosts and unearned fees of $54.9 million and $32.9 million, respectively, due to advanced bookings and an increase in accrued and other liabilities of $34.2 million due to increases in host protection costs.
During the six months ended June 30, 2022, operating activities provided $75.9 million in cash as a result of net income of $74.3 million, adjusted by non-cash charges of $44.6 million and an increase of $46.2 million from changes in our working capital. The non-cash charges of $44.6 million were primarily comprised of a gain of $59.2 million due to the revaluation of our preferred stock warrant liability, partially offset by $9.1 million due to stock-based compensation, $3.0 million due to depreciation and amortization, and $2.6 million due to the reduction of operating lease right-of-use assets and accretion of operating lease liabilities. The increase of $46.2 million in our working capital was primarily due to an increase in funds payable to hosts of $74.3 million due to advanced bookings, an increase in unearned fees on increased bookings of $40.7 million, an increase in accrued and other liabilities of $31.0 million due to increases in host protection costs and sales and use tax accruals, an increase in insurance reserves of $28.5 million, and an increase in accounts payable of $4.6 million. Working capital increases were offset by a decrease in funds held at payment processors of $78.4 million due to growth in Days and advanced bookings, a decrease in non-current assets of $38.7 million for additional insurance deposits, a decrease in prepaid expenses and other current assets of $11.7 million due to an increase in property damage claims receivables and prepaid processing fees, a decrease in accounts receivable of $1.5 million, and a decrease of $2.4 million due to payments on operating lease liabilities.
During the year ended December 31, 2022, operating activities provided $41.0 million in cash as a result of net income of $154.7 million, adjusted by non-cash charges of $86.3 million and a decrease of $27.3 million from changes in our working capital. The non-cash charges of $86.3 million were primarily comprised of a tax benefit of $68.7 million due to the release of our U.S. federal and a majority of our U.S. stated deferred tax asset valuation allowances, a gain of $50.7 million due to the revaluation of our preferred stock warrant liability, partially offset by $18.6 million due to stock-based compensation, $9.1 million due to depreciation and amortization, and $5.4 million due to the reduction of operating lease right-of-use assets and accretion of operating lease liabilities. The decrease of $27.3 million in our working capital was due to $92.5 million for additional insurance deposits, $33.2 million due to funds held at payment processors due to growth in Days and advanced bookings, $25.4 million in prepaids due to increase in property damage claims receivables, $5.2 million due to payments on operating lease liabilities, $1.3 million due to changes in accounts receivable and other non-current assets, and $1.0 million due to changes in other long-term liabilities. The decreases are partially offset by the increase of $58.2 million in insurance reserves due to growth in Days, $40.2 million in accrued liabilities as a result of host protection costs, $16.1 million funds payable to hosts due to Days and advanced bookings, $10.7 million in accounts payable due to company growth, and $6.0 million in unearned fees due to Days and advanced bookings.
During the year ended December 31, 2021, operating activities provided $108.0 million in cash as a result of a net loss of $40.4 million, adjusted by non-cash charges of $103.9 million and an increase of $44.5 million from changes in our working capital. The non-cash charges of $103.9 million were primarily comprised of $85.2 million due to the revaluation of our preferred stock warrant liability, $14.4 million due to stock-based compensation, and $4.2 million due to depreciation and amortization. The increase of $44.5 million in our working capital was primarily due to an increase in accrued and other liabilities of $53.0 million due to increases in legal settlement and litigation reserves, physical damage, bonus accrual, and marketing accruals, an increase in accounts payable of $3.7 million due to increases in marketing expenses, an increase in insurance reserves of $37.0 million, an increase in funds payable to hosts of $36.8 million, and an increase in unearned fees on increased bookings of $19.3 million. The working capital increases were offset by a decrease in funds held at payment processors of $75.0 million due to increased Days, a decrease in non-current assets of $16.5 million for additional insurance deposits, a decrease in prepaid expenses and other current assets of $13.0 million due to an increase in property damage claims receivables and prepaid payment processing fees, and a decrease in accounts receivable of $0.8 million.
During the year ended December 31, 2020, operating activities used $41.2 million in cash as a result of a net loss of $97.1 million, adjusted by non-cash charges of $55.4 million and an increase of $0.4 million from changes in our working capital. The non-cash charges of $55.4 million were primarily comprised of $41.9 million due to the revaluation of our preferred stock warrant liability, $8.7 million due to stock-based compensation, $3.0 million due to depreciation and amortization, and $1.8 million due to the loss on asset impairment and disposals. The increase of $0.4 million in our working capital was primarily due to an increase in accrued and other liabilities of $5.5 million due to physical damage accruals, an increase in insurance reserves of $4.1 million, and an increase in prepaid expenses and other current assets of $3.2 million due to increases in subrogation receivables and insurance premiums. The overall increase was partially offset by a decrease in accounts payable of $4.8 million primarily due to decreases in marketing spend and a decrease in unearned fees of $1.2 million due to reduced trip activity related to COVID-19-related lockdowns.
During the year ended December 31, 2019, operating activities used $65.6 million in cash as a result of a net loss of $98.6 million, adjusted by non-cash charges of $3.7 million and an increase of $29.3 million from our net working capital. The non-cash charges of $3.7 million were primarily comprised of $6.7 million due to stock-based compensation and $1.6 million due to depreciation and amortization, partially offset by a gain of $5.2 million due to the change in fair value of our redeemable convertible preferred stock warrant liability. The increase of $29.3 million from our net working capital was primarily due to an increase in non-current assets of $9.6 million, an increase in accrued and other liabilities of $9.6 million, an increase in insurance reserves of $9.2 million, a decrease in prepaid expenses and other current assets of $4.4 million, an increase in accounts payable of $3.5 million, and an increase in unearned fees of $2.6 million.
Investing activities
During the six months ended June 30, 2023, investing activities used $8.2 million in cash due to the capitalization of costs related to the development of internal-use software to grow and scale our platform.
During the six months ended June 30, 2022, investing activities provided $7.0 million in cash primarily due to $11.2 million of cash received in the business acquisition of OuiCar, partially offset by capitalization of costs related to the development of internal-use software of $3.9 million and the purchases of property and equipment of $0.3 million.
During the year ended December 31, 2022, investing activities provided $2.5 million in cash primarily due to $11.2 million of cash received in the business acquisition of OuiCar. The cash received was partially offset by capitalization of costs related to the development of internal-use software to grow and scale our platform of $8.3 million and the purchases of property and equipment of $0.4 million.

During the year ended December 31, 2021, investing activities used $3.7 million in cash due to the capitalization of costs related to the development of internal-use software of $3.5 million and the purchases of property and equipment of $0.2 million.
During the year ended December 31, 2020, investing activities used $4.2 million in cash due to the capitalization of costs related to the development of internal-use software of $4.1 million and the purchases of property and equipment of $0.1 million.
During the year ended December 31, 2019, investing activities used $4.9 million in cash due to the capitalization of costs related to the development of internal-use software of $3.2 million and purchases of property and equipment of $1.7 million.
Financing activities
During the six months ended June 30, 2023, financing activities used $34.5 million in cash primarily due to the purchase of redeemable non-controlling interests of $29.4 million, repurchases of common stock for $9.0 million, debt issuance costs associated with the Credit Facility of $1.1 million, and payments of $0.8 million for deferred offering costs. The decreases were partially offset by changes in funds payable to hosts of $4.7 million and proceeds from the exercise of stock options of $1.2 million.
During the six months ended June 30, 2022, financing activities provided cash of $1.3 million primarily due to a change in funds payable to hosts of $1.7 million and proceeds from exercise of stock options of $1.5 million. The overall increase was partially offset by repurchases of common stock for $1.2 million and payments of $0.7 million for deferred offering costs.
During the year ended December 31, 2022, financing activities used cash of $5.8 million primarily due to stock repurchases of $4.3 million, a change in funds payable to hosts of $2.7 million, and payments of $1.2 million for deferred offering costs. The cash used was partially offset by proceeds from exercise of stock options of $2.4 million.
During the year ended December 31, 2021, financing activities provided $9.6 million in cash primarily due to a change in funds payable to hosts of $13.9 million and proceeds from exercise of stock options of $6.1 million. The overall increase was partially offset by cash payments of $3.7 million for deferred offering costs and a $6.6 million repayment of a promissory note.
During the year ended December 31, 2020, financing activities provided $6.3 million in cash primarily due to the issuance of a promissory note of $6.6 million, proceeds from the issuance of redeemable convertible preferred stock of $1.3 million, and proceeds from exercise of stock options of $1.1 million. The overall increase was partially offset by a decrease of $2.8 million due to changes in funds payable to hosts.
During the year ended December 31, 2019, financing activities provided $244.2 million in cash primarily due to the proceeds from the issuance of Series E and Series E-1 redeemable convertible preferred stock of $279.8 million, an increase in the funds payable to hosts of $2.8 million, and an increase in the proceeds from exercise of stock options of $1.3 million. The overall increase was partially offset by the repurchases of preferred and common stock of $39.6 million.
Contractual obligations
We have entered into various noncancelable operating leases for our facilities with contractual lease periods expiring between 2023 and 2028. As of June 30, 2023, we had fixed lease payment obligations of $24.3 million, with $6.5 million expected to be paid within 12 months and the remainder thereafter. For additional discussion on our operating leases, see Notes 4 and 5 to our consolidated financial statements included elsewhere in this prospectus.
As of June 30, 2023, we have an outstanding balance of $1.0 million on our French State guaranteed loans (PGE) with a fixed year term ending July 2027. Loan repayment obligations of $0.3 million are expected to be paid within 12 months and the remainder thereafter.
In February 2023, we entered into the Credit Facility as described in the section titled “— Liquidity and capital resources — Credit facility.” As of June 30, 2023, obligations under the Credit Facility consist of quarterly unused commitment fees.

Contingencies
We are involved in claims, lawsuits, indirect tax matters, and proceedings arising from the ordinary course of our business. Legal fees and other expenses associated with such actions are expensed as incurred. We record a provision for a liability when we determine that a loss-related matter is both probable and reasonably estimable. We disclose material contingencies when we believe that a loss is not probable but reasonably possible. These claims, suits, and proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Determining both probability and the estimated amount is inherently uncertain and requires making numerous judgments, assumptions, and estimates. Many of these legal and tax contingencies can take years to resolve. Should any of these estimates and assumptions change or prove to be incorrect, it could have a material impact on our results of operations, financial position, and cash flows.
Quantitative and qualitative disclosures about market risk
Foreign currency exchange risk
Transaction exposure
We transact business in U.S. dollars, British pounds, Canadian dollars, Australian dollars, and euros and have revenue and costs denominated in these currencies. This exposes us to the risk of fluctuations in foreign currency exchange rates. Changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statements of operations, which are included elsewhere in this prospectus. A continued strengthening of the U.S. dollar would reduce reported revenue and expenses from our international businesses.
Translation exposure
We are exposed to foreign exchange rate fluctuations as we translate the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our foreign subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss), which is part of stockholders’ deficit.
Interest rate risk
Our exposure to changes in interest rates relates primarily to our cash and cash equivalents. Cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less. Since our results of operations are not dependent on investments, the risk associated with fluctuating interest rates is limited to interest income, and we believe a change in interest rates would not have a significant impact on our results of operations.
We are also exposed to changes in interest rates related to our revolving Credit Facility to the extent that we have a borrowing (see Note 8 to our consolidated financial statements included elsewhere in this prospectus), as the interest rates vary and are determined at the time of borrowing. As of June 30, 2023, we do not have any outstanding borrowings under the Credit Facility, therefore any increase or decrease in interest rates would not have a material impact on our results of operations.
JOBS Act
We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, as amended; reduced disclosure obligations regarding executive compensation in our periodic reports, registration statements, and proxy statements; and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.
The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.
Critical accounting policies and estimates
Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.
The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our financials are described below.
Revenue recognition
We generate revenue from Marketplace Services and through offering Protection Plan Services. We consider both hosts and guests to be our customers.
Marketplace Services revenue consists of service fees, net of incentives and refunds, charged to our customers. We experience a difference in timing between when a booking is made and when we recognize revenue, which occurs at the time of check-in for the reservation. We charge service fees to our customers as a percentage of the value of the total booking, excluding taxes. We collect both the booking value from the guest on behalf of the host and the applicable guest fees owed to us using the guest’s pre-authorized payment method. After the trip is complete, or on a weekly basis if the trip is longer than a week, we, or our third-party payment processors, disburse the booking value to the host, less the fees due from the host to us.
We evaluate the presentation of revenue on a gross versus net basis based on whether or not we are the principal in the transaction (gross) or whether we arrange for other parties to provide the service to guests and are the agent (net) in the transaction. We determined that we do not establish pricing for vehicles listed on our platform and do not control the right to use the host’s vehicle either before or after completion of a trip booked on our platform. Accordingly, we concluded that for accounting purposes we are acting in an agent capacity and revenue is presented net, reflecting the service fees received from our customers to facilitate bookings of vehicles.
Marketplace Services revenue is presented net of certain payments we make to customers. We offer various incentive programs to hosts, including minimum guaranteed payments and vehicle listing bonus payments. These host incentives are recorded as a reduction to revenue as we do not receive a distinct good or service in exchange for the payment or cannot reasonably estimate the fair value of the good or service received.
We also offer hosts and guests Protection Plan Services. Amounts charged for Protection Plan Services, or Protection Plan Fees, vary based upon the selections made by the host and guest related to the allocation of responsibility for physical damage to the host’s vehicle. We collect Protection Plan Fees from the guest upfront at the same time the service fees are collected. We provide Protection Plan Services over the duration of the trip, and therefore revenue is recognized ratably over the trip period. Because we generally bear the risk of loss or damage to the host’s vehicle subject to the provisions and exclusions of our terms of service, we are the principal in the transaction as it relates to the Protection Plan Services. Accordingly, revenue for Protection Plan Services is presented on a gross basis.
Stock-based compensation
We have granted stock-based awards consisting primarily of stock options and RSUs to employees, members of our board of directors, and non-employees. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires certain subjective inputs and assumptions, including the fair value of our common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our common stock. The fair value of stock options is recognized as stock-based compensation expense on a straight-line basis over the requisite service period. We estimate forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. We grant RSUs that vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition. The fair value of RSUs is recognized as compensation expense over the requisite service period, using the accelerated attribution method net of forfeitures, once the liquidity event-related performance vesting condition becomes probable of being achieved. We have not recognized stock-based compensation expense for RSUs as the liquidity event-related performance condition has not been met.
These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “ — Valuation of common stock” below), are estimated as follows:
•Fair value of our common stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock as discussed in the section titled “ — Valuation of common stock” below.
•Expected term. The expected term of our options is estimated using the simplified method permitted under guidance of the SEC.
•Expected volatility. As we do not have a trading history for our common stock, the expected volatility of our stock price is derived from the average historical volatility for industry peers that we consider to be comparable to us, over a period equivalent to the expected term of our stock option grants.
•Risk-free rate. The risk-free interest rate is based on the yields of the U.S. Treasury securities with maturities similar to the expected term of each of our option awards.
•Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.
If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ significantly compared with awards granted previously.
Valuation of common stock
In the absence of a public trading market, the fair value of our common stock was determined by our board of directors, with input from management. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:
•independent third-party valuations of our common stock;
•the prices at which others have purchased our redeemable convertible preferred stock and common stock in arm’s-length transactions;
•the prices, rights, preferences, and privileges of our preferred stock relative to our common stock;
•our operating and financial performance;
•current business conditions and projections;
•our stage of development;
•valuations of comparable companies;
•market performance of comparable publicly traded companies;
•the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market conditions;
•industry information, such as market growth and volume and macro-economic events; and
•the U.S. and global capital market conditions.
To determine the fair value of our common stock, we first determined our enterprise value and then allocated that enterprise value to our common stock and common stock equivalents. Our enterprise value is typically estimated using a weighted combination of an income approach and a market approach. The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company. We then apply multiples to our operating data to arrive at a range of indicated values of the company.
For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market approach. The financial forecast considered our past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates, as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.
We use the option pricing model, or OPM, to allocate the enterprise value to outstanding common stock, preferred stock, preferred warrants, and equity awards. For each potential scenario, the expected future value is then discounted to a present value using an appropriate risk-adjusted discount rate.
After the allocation to the various classes of stock, a discount for lack of marketability, or DLOM, is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. The DLOM is estimated based on consideration of both a protective put option analysis as well as the Finnerty model, consistent with valuation practices. In making the final determination of common stock value, consideration is also given to the recent sales of common stock.
Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Insurance reserves
We use a combination of third-party insurance, self-insured retentions, a captive insurer, regulated financial risk products, and reserves to manage risks arising from trips, including potential liabilities to hosts, guests, and third parties for personal injury and property damage. Our insurance reserves represent the estimated ultimate cost for claims incurred but not paid and claims that have been incurred but not yet reported and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. These estimates are continually reviewed and adjusted as experience develops and new information becomes known.
Liability insurance claims may take several years to completely resolve, and we have limited historical loss experience. Because of our limited operational history, we make certain assumptions based on currently available information and industry statistics and utilize generally accepted actuarial methods to estimate the reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, economic and healthcare cost trends, and the results of related litigation. Further, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Accordingly, actual losses may vary significantly from the estimated amounts reported in our financial statements. Reserves are continually reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ materially from our estimates, which could result in losses over our reserved amounts.
Recent accounting pronouncements
For information on recently issued accounting pronouncements, see Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Reflections from our CEO
I first fell in love with marketplaces when I was rebuilding my record collection and discovered eBay. It was 1998, and I was a few years out of school, working at Procter & Gamble in Paris. I finally had enough of an income to re-buy my favorite records that had been destroyed nine years earlier when a mortar shell crashed into my family’s Beirut apartment building during the Lebanese Civil War, destroying everything we owned.
After the bombing, I moved to France not only to escape the war ravaging Lebanon, but also to start fresh, to move forward, away from the hardships of the past. Stumbling upon eBay, I was electrified. This notion of leveraging the internet to connect people to buy and sell stuff — at times, rare and quite hard-to-find stuff — struck me as pure genius. What may have been sitting lifeless in someone’s closet in one corner of the world could become another’s prized possession. A neglected Madonna album collecting dust could become the first building block in rebuilding someone else’s lost collection.
Inspired, I took a leap of faith and helped co-found an online marketplace site for Europe, iBazar, much to my family’s chagrin. They were puzzled by my decision to leave a steady job to leap into the unknown like that. But that leap set in motion what would become my life’s work. eBay acquired iBazar in 2001, and from 2001 until I left to join Turo as CEO in 2011, I helped grow eBay from $750 million in revenue to $11.7 billion.
Turo immediately clicked for me — not only was it a marketplace, but it was a marketplace for cars. As a lifelong car enthusiast, I was thrilled to combine two of my greatest passions. Soon after signing on as CEO, I listed my 2006 Porsche 911 Carrera S on the site — it was car #279 on the marketplace and is still available today, the longest-standing currently active car on Turo.
The magic of marketplaces, finding purpose in possibility
This notion of unlocking the value of something that had been locked away in a home, a closet, a garage, electrified me all those years ago, and continues to electrify me today. There is just so much value sitting unrealized in idle things. All it takes is infrastructure and a willing, creative mind to transform idle belongings into assets, to unlock their inherent value.
Marketplaces attract innovators and entrepreneurial spirits, those driven, creative minds who look at the world and see possibility rather than monolithic, unbreakable boxes. And they attract consumers who value the one-of-a-kind over the mass-produced, the unique over the generic, experience over pure utility.
A marketplace like Turo unlocks that dynamic energy in the mobility space, enabling mobility both literally and figuratively. Literally empowering people to access a car when they want or need one, and figuratively unlocking upward mobility through a novel, widely accessible entrepreneurial opportunity.
Our community’s wit, wisdom, and grit is our wellspring of innovation
Over the years, I’ve been privileged to witness a spectacular coming-together of the most innovative, driven, entrepreneurial group of people I could have ever imagined. The Turo host community comes in many shapes and sizes — single moms, military families, immigrants, car enthusiasts, recent grads, retirees, aspiring business owners of all stripes — all with a common drive to succeed, and a passion for cars. They’ve unlocked the value hiding in these assets that were once sunk costs, transforming them into revenue generators.
And as these hosts built their businesses atop the Turo platform, they’ve become our most insightful resource. Many of our most successful product features stem from feedback provided directly by hosts, who shed light on market nuances, software shortcomings, and customer tendencies, sharing insight into what works and what doesn’t. Offering delivery, for instance, was an idea hatched by hosts, and now it’s one of the most unique differentiating features of the Turo marketplace. Extras (like coolers or camping equipment) sprung from host feedback. The ability to offer week-long and month-long trips, as well, was suggested by hosts.
It's incredible, really, what they do on a daily basis. They’re crunching numbers, analyzing market dynamics, scaling their businesses, all while creating an unparalleled experience for their guests — one that’s convenient, diverse, enchanting. They fuel high-octane thrills with extraordinary automobiles, they offer everyday cars at convenient neighborhood locations and accessible price points, they provide access to electric vehicles to ignite the electric revolution. But above all, they provide a personal touch that can be positively magnetic.

To our hosts, thank you, thank you, thank you. Many of you have been with us for years, and I can’t adequately express my gratitude and, quite frankly, love for you all. You are the soul of Turo.
I know we have many miles to go to bring all your ideas to fruition, but as we embark on this next chapter together, I pledge to keep listening to you and striving to build the best platform we can to fuel your businesses. We trust you to hold us accountable to this pledge, and I know you will, because you always do.
To our guests, thank you for entrusting us and our hosts with your vacations, your special occasions, your test drives, your errands, and all your mobility needs. You put dollars back into local economies, fuel our hosts’ businesses, and without you, we wouldn’t exist.
Our team makes Turo tick
If our hosts are the soul of Turo, our team is the heart. Back in 2016, the team undertook an exercise to define our company values during Turbo Week, a biannual, all-company conference where we catch up, align, and simply take the time to hang out. We emerged with four values that anchored our culture and drove our decision-making for six years.
Then in 2022, we decided it was time to freshen them up. Our business had matured, and our team had grown substantially.
Undertaking a new values exercise made me apprehensive — I was afraid changing them could be destabilizing as we try to scale gracefully. But on the contrary, our new values have been a galvanizing force, and we’re emerging smarter and stronger than ever. Or, I guess I should say, more grounded, expressive, driven, and bold than ever.
•We stay grounded in the human experience, always seeing the person first.
•We celebrate uniqueness, expressing the diversity and texture that makes Turo so special.
•We’re driven to challenge the status quo, create, innovate, and always strive to make things better.
•We boldly push beyond the expected, remaining open, curious, and confident in our convictions.
These values help us to maintain that small-town vibe, even as we’ve grown into a bustling metropolis of Turists around the world. They unite us, make us distinctive, and set us apart from other brands, businesses, and cultures.
I think it’s important to call out that ours isn’t your garden variety boldness. It’s not bulldozing or bombastic. It’s not heeding the loudest voice in the room, nor doing the riskiest things. Our breed of boldness is being open to new ideas, curious to explore different angles, and confident in our convictions. Our boldest innovations often come from listening to, and hearing, our hosts and guests. We pore over feedback — in trip reviews, app store reviews, surveys. I’m personally obsessed with our feedback channels. I read them late into the night and early in the morning, as my family can attest. Sometimes being open to dialogue and challenge is the boldest thing you can do to make the strongest, best-considered decisions. Humility empowers us to be open to change and dialogue, and to confidently, boldly chart our route forward.
The road ahead
This public offering is a tremendous milemarker for the Turo business, community, and team, and I couldn’t be more honored to share what we’ve built with investors and the public markets. We have many miles to go to realize our mission of putting the world’s 1.5 billion cars to better use, but thanks to our team’s years of hard work and dedication, we’ve developed playbooks, precedents, and proprietary data to help pave the way for a bright future.
Looking ahead, we’re going to continue to be obsessed with making everything easier. We want to help hosts unlock their entrepreneurship more easily, empowering them to build and scale profitable businesses more easily. We want to help guests find and access cars more easily, wherever in the world they are. We want to make it super easy to find the exact car for whatever the occasion calls for, whether it’s a specific model, price, or location. We want to make mobility easy and special. We want to enchant everyday necessity with elements of the extraordinary. We want to help people connect, collaborate, and triumph together, to leave their limits in the rearview, to move forward, to find their drive.
Andre

Business
Mission and vision
Our mission is to put the world’s 1.5 billion cars to better use. Our vision is that wherever you are, you can book the perfect vehicle for your next adventure from a trusted Turo host.
Overview
Turo is the world’s largest car sharing marketplace where guests can book any car they want from a vibrant community of trusted hosts. Whether they’re looking for a car down the street or flying in from afar, searching for a rugged truck or something smooth and swanky for a once-in-a-lifetime event, guests can take the wheel of the perfect car for any occasion, while hosts can take the wheel of their futures by sharing their underutilized personal vehicles or building an accessible, flexible, and scalable car sharing business from the ground up. Turo is home to a supportive and collaborative community that shares thousands of vehicles across the United States, Canada, the United Kingdom, France, and Australia. As of June 30, 2023, we had over 175,000 active hosts and 3.2 million active guests from around the world participating on our marketplace.
We are pioneering a new category of transportation, advancing the next era of personal mobility by connecting guests with an unrivaled network of privately owned vehicles. Cars remain the preferred means of transportation for short-, medium-, and long-duration trips across a variety of use cases, but traditional mobility options do not provide adequate and efficient access for guests to vehicles. The peer-to-peer car sharing opportunity Turo delivers to hosts and guests provides a more convenient, economically efficient, and environmentally and socially responsible way to access an extraordinary selection of vehicles compared to traditional car ownership and car rental.
Our platform unlocks peer-to-peer car sharing through technology — a seamless, simple platform that connects hosts and guests and enables them to transact in a trusted, safe environment. With Turo, hosts can quickly list vehicles, adjust their availability, and dynamically modify prices to access the unique demand patterns in their market. Guests can search by location, type, price, use case, and many other categories to find the perfect vehicle for their needs. Our platform supports a variety of use cases — from the minivan for the family road trip, to the convertible for the long-awaited beach getaway, or a simple vehicle for escaping the city grind. Built-in messaging, payments, fraud detection, the proprietary Turo Risk Score, and host and guest protection plans are designed to deliver a safe transaction and experience for our community.
We have experienced rapid growth since our launch in 2010. Our business model has proven to be resilient throughout fluctuations in travel trends and economic climates as our marketplace dynamically adjusts to the needs of our hosts and guests. Product rollouts, such as the introduction in April 2020 of the Turo Risk Score, have enabled us to manage risk and optimize our Marketplace Fees. We have expanded our geographic footprint and our product offering to encompass a wide variety of use cases ranging from short-duration travel to longer-duration trips, which has increased the number of active guests and active listings on the platform.
In 2021, we generated net revenue of $469.0 million, representing 213% growth from $149.9 million in 2020, due to a combination of the positive effects of the COVID-19 pandemic on our business, improved optimization of the Turo Risk Score, hosts increasing the prices for vehicles charged to guests, as well as a rental car supply shortage. In 2022, we generated net revenue of $746.6 million, representing 59% growth from $469.0 million in 2021, due to an increase in Days, as a result of continued travel demand combined with an increase in active guests and active listings on the platform. For the six months ended June 30, 2023, we generated net revenue of $408.6 million, representing 23% growth from $333.1 million for the same period in 2022, due to an increase in Days partially offset by a decrease in price per Day.
Our net (loss) income in 2020, 2021, and 2022 and the six months ended June 30, 2022 and 2023 was $(97.1) million, $(40.4) million, $154.7 million, $74.3 million, and $(22.9) million, respectively. We continue to improve the efficiency of our marketplace. We generated adjusted EBITDA of $(38.1) million, $81.1 million, $79.7 million, $35.5 million, and $17.4 million in 2020, 2021, 2022, and the six months ended June 30, 2022 and 2023, respectively. For a reconciliation of adjusted EBITDA to the most directly comparable financial measure stated in accordance with GAAP and for additional information about adjusted EBITDA, a non-GAAP financial measure, see the section titled “Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures.”

Industry background
We believe there are several seismic shifts in consumer behavior underway that are fueling our long-term opportunity.
Entrepreneurship has accelerated through digitization with a focus on utilizing idle assets and skills
Technology has created opportunities for entrepreneurial individuals to start their own businesses by monetizing their own skills, time, and existing assets. For example, e-commerce platforms enable individuals to sell their one-of-a-kind creations and wares to buyers who value small-batch, small business-empowering product offerings. In addition, vacation rental businesses exist in nearly every vacation market, with individuals sharing their homes and improving the utilization of these assets, while also generating a meaningful additional income stream. The accelerated adoption of flexible work arrangements during the COVID-19 pandemic and thereafter has increased the propensity for individuals to start their own businesses and supplement their income by utilizing their skills and providing access to assets they already own, further highlighting potential growth prospects for marketplaces connecting suppliers and consumers with each other.
On-demand, mobile-first services have changed consumer engagement
The proliferation of apps has led consumers to demand convenience and ease of use, with access to services whenever they want and wherever they are. From grocery and food delivery, to meeting with a doctor or healthcare provider remotely through digital channels, consumers increasingly place a premium not just on the ability for their needs to be met instantly, but also on the breadth and depth of choice available to them as part of these on-demand services. Successful modern businesses reach and engage consumers through mobile-first technologies, providing an on-demand, real-time, dynamic experience that adjusts to the consumer’s changing needs.
Consumer preferences are shifting to unique experiences
While consumers are increasingly relying on mobile channels and expecting on-demand access, there is a concurrent trend in which consumers favor and seek unique, bespoke products and services. Many consumers favor the exclusive, hard-to-get items over the mass-produced, and choose affordable, customized experiences over commoditized or one-size-fits-most options. For consumers, the joy of discovery is dynamic, and the experiences they are looking for change day to day. This trend extends across many consumer-facing industries, from restaurants to e-commerce to travel. In each of these industries, the result has been new income-generating opportunities for those who can supply these unique products and services.
Cars are increasingly expensive underutilized assets
Owning a car creates powerful economic advantages for individuals and families. According to an article published in the Journal of Planning Education and Research, owning a car has been among the most powerful economic advantages a family in the United States can have. However, owning a car is expensive. A car’s value depreciates rapidly, and automobile insurance and maintenance are costly. Based on data from Kelley Blue Book, between 2016 and 2023, new car values increased 43%. These rising prices have led to increasing consumer debt, further stretching the affordability of these vehicles. For example, the total dollar value of motor vehicle loans outstanding has increased over 100% from $698 billion in 2010 to $1.5 trillion as of the second quarter of 2023, according to data from Federal Reserve Economic Data. In addition, consumers are increasingly aware that personally owned vehicles sit idle most of the time — 95% of the time, according to an MIT Senseable City Lab publication in August 2018 — and so today’s consumers are more open to alternative modes of transportation. The array of affordable, widely available mobility options born out of on-demand and increasingly ubiquitous mobile services make car ownership a less essential proposition, and also serve to level the economic playing field, increasing access to transportation options for anyone with a mobile device.
Mobility is changing as consumers today have more options
The ability to access services anywhere, anytime, through mobile devices and connectivity, has rapidly expanded the availability of mobility choices for consumers. This new world of mobility is the result of converging forces, defined by personal car ownership being replaced or complemented by services that provide access to transportation on demand. Shared mobility services have now become firmly integrated into urban transportation systems across the globe. Car sharing, scooter sharing, bike sharing, TNCs, and other systems now offer urban travelers access to transportation services that had long been only possible through personal vehicle ownership. These new services are helping to facilitate a shift towards mobility solutions that favor access over ownership and enable a paradigm where consumers have even more flexibility to choose how they want to move through the world and can even choose to forego car ownership completely.
As the leader of the car sharing industry, Turo is positioned to lead as a long distance mobility solution in this new world mobility paradigm.
Source: Appfigures, American Automobile Association, National Association of City Transportation Officials.
Notes: Long distance figures in the chart above represent average allotted miles per day and average trip value in 2022. We define allotted miles as the mileage included in a trip, rather than the miles actually driven. Allotted miles do not include trips in France.

Limitations of current mobility solutions
As consumer preferences shift towards on-demand access to mobility as a complement to car ownership, the limitations inherent in existing mobility solutions have become more apparent.
Ride sharing solutions serve limited use cases. Ride sharing solutions support limited use cases, largely centered around point-to-point mobility. Ride sharing at its core does not scale to accommodate travel behavior or requirements beyond commuting and intra-urban mobility. While an incredibly effective method for urban transportation, eliminating the need for parking, enabling carpooling, and decreasing congestion, ride sharing is expensive, and therefore does not unlock travel-oriented use cases. The cost per mile for ride sharing services varies based on vehicle type and location. For example, in the Denver region, according to the MPC, passenger cost per mile is on average $2.50 per mile with a median of $3.19 per mile after considering total fare, tolls, fees, gratuity, and travel distance. As such, ride sharing does not support exploration or other unique experiential needs of consumers and travelers; the economic viability of ride sharing for hosts and guests diminishes rapidly with longer distance, longer duration trips, family trips, and trips to areas or regions with less passenger demand.
Car rental services offer commoditized, cumbersome experiences. While car rental solutions provide more individual flexibility than ride sharing, the existing car rental industry does not adequately solve the ever-changing needs of the consumer. Car rental services do not provide a consumer-friendly approach — they’re frequently tethered to airports, long lines, and wait times, with generic and unpredictable inventory. For the urban options offered by car rental companies, the location and timing constraints can be significant limitations for customers. This lack of focus on, and care for, the customer is evidenced by their low net promoter scores — according to XM Institute’s annual net promoter score benchmark study, the car rental industry’s average customer net promoter score is 5 (out of a maximum of 100). By contrast, Turo’s net promoter score for the 12-month periods ended December 31, 2022 and June 30, 2023 was 80 and 79, respectively.
In addition, in today’s economy, large rental car businesses tend to follow a model that involves purchasing fleets of commodity vehicles, often sales-tax-free and at a wholesale discount from original equipment manufacturers to rent to customers. Rental car companies then sell these fleets once the assets have depreciated; in response to the COVID-19 pandemic, many rental car companies sold fleets to pay off debts without replenishing their inventories, resulting in a shortage of vehicles and high prices as different regions reopened their economies. This creation of high vehicle turnover contributes to significant waste, inefficiency, and pollution, with fleet turnover every 1-2 years. Yet, even with this high turnover, rental car companies are hamstrung when trying to be nimble and meet changes in demand.
Personal car ownership is costly and inefficient. The costs associated with car ownership vary greatly based on the usage of the vehicle — according to the AAA, for a medium-sized sedan that is driven 15,000 miles per year, the cost per mile was approximately $0.69 per mile in 2022. This includes all costs, such as license registration and taxes, insurance, maintenance, and financing. For vehicles that are driven fewer than 15,000 miles per year, such as luxury or specialty cars, this cost increases considerably. In addition to these fixed costs, traditional car ownership limits the use cases available to a household to those expressly serviced by their owned vehicle. For example, moving, grocery shopping, commuting, and taking a family trip to the beach or to the mountains all have different optimal solutions, but the traditional car ownership model limits the use cases readily available to a given household. Car owners can benefit from a way to offset the costs of car ownership, make it sustainable, and increase its efficiency, while being empowered to own fewer vehicles.
Turo — pioneering a new category of transportation
We have created the world’s largest car sharing marketplace. Our peer-to-peer platform connects hosts and guests through our marketplace and is designed to enable guests to book the perfect vehicle for any occasion from our trusted community of hosts. We are the leader in this new way to access vehicles, with over 175,000 active hosts and 350,000 active vehicle listings in over 12,000 cities as of June 30, 2023. We count the number of active hosts as hosts with at least one trip as a host in the trailing 12-month period, and the number of active vehicle listings as vehicle listings with at least one trip in the trailing 12-month period. For example, if a host or vehicle listing, respectively, has at least one trip that starts before or within the trailing 12-month period and ends within or after such 12-month period, we count such host or vehicle listing, respectively, as active.
We strive to make it easy for our hosts to earn money from their vehicles and for guests to find the perfect vehicle for their next trip. Hosts are our asset owners and deliver differentiated experiences and hospitality to our guests. Our platform avoids the capital intensity and asset-based limitations of the rental car and fleet-based car sharing industries, while providing low-cost access for individual car owners to earn extra income by sharing their vehicles through our marketplace. As a result, our platform is dynamic, as hosts can change the availability, cost, or selection of vehicles to satisfy guest demand. Guests choose from an extraordinary selection of cars. Since the vehicle they choose is provided by a host, the guest can be confident that the specific car that they booked is the exact car they will drive off in, increasing guest satisfaction. Additionally, our hosts can offer various pick-up locations, as well as optional “Extras,” such as unlimited mileage, pre-paid refueling, bike and ski racks, camping equipment, and more to make the experience more convenient for the guest.
Guests book cars on our platform for a variety of use cases, and we open up new, longer duration forms of travel. We estimate that in 2022, approximately 6.8 million, or 35%, of Days were part of bookings seven to 29 days in length, and approximately 1.1 million, or 6%, of Days were part of bookings greater than or equal to 30 days in length. This highlights the variety of use cases, including longer duration travel, supported by our platform.
Our hosts
As of June 30, 2023, over 175,000 active hosts use our platform to power over 350,000 active vehicle listings. Our platform is designed for entrepreneurs of all sizes, from individuals looking to offset the cost of car ownership, to professional hosts seizing the opportunity to build scalable, accessible, flexible businesses atop our platform. Our platform enables hosts to utilize their idle vehicles to generate income without being perpetually present in the vehicle to benefit from our platform. Our hosts generally fit into one of the three following categories:
•Consumer hosts. Consumer hosts typically share one or two cars with the goal of offsetting car ownership costs. Hosting on our platform often enables consumer hosts to earn extra income to afford their dream car, or to monetize vehicles they already own.
•Small business hosts. Small business hosts typically share three to nine cars with the goal of generating secondary income to build wealth and pay for life’s expenses. They’re often car enthusiasts who love cars, and love to share cars with like-minded enthusiasts to be able to afford their dream cars themselves. We give these budding business builders an entry point to entrepreneurship by providing them with the tools and resources they need to build a small, successful portfolio of cars to share on our marketplace.
•Professional hosts. Professional hosts typically share 10 or more cars, often as their primary income source, and may choose to invest in, and in many cases have invested in, resources like employees and parking to support their operations. Some professional hosts are car dealerships that we empower to tap into our global network of millions of prescreened guests, thereby increasing their fleets’ utilization rates and opening up their services to more audiences.
Many of our small business and professional hosts started their journey with us as consumer hosts and scaled their businesses as they saw success on our platform.

Our hosts can realize compelling economics by sharing cars on our platform. Below is an illustrative example of a host who finances the purchase of a $27,000 vehicle with a 10% down payment and shares it on Turo.
In this example, the host is able to realize a cumulative profit of $5,794 over three years, representing a 2.2x return on initial investment and a 58% 3-year internal rate of return. We estimated the vehicle’s price per Day based on average monthly earnings for Turo hosts with two or more active vehicle listings for the 12 months ended June 30, 2023. We calculate that this host would earn $10,658 per year. Factoring in vehicle loan payment costs of $6,205 per year, calculated based on a $27,000 vehicle purchased with a 10% down payment and the remainder financed with a 60-month loan at a 7.5% interest rate, estimated state minimum insurance costs, and damage deductible costs of $1,106 per year, and estimated annual maintenance and other costs such as cleaning, parking, and delivery costs, this host would net a pre-tax profit of $1,123 at the end of the first year of car sharing. In year two, the host would net $688 in pre-tax profit. Assuming the host resells the vehicle at the end of the third year at 70% residual value and pays off the remainder of the 60-month loan, the host would net pre-tax profit of $6,655 in year three. The sum of the pre-tax profit over these three years less the initial $2,700 down payment results in a cumulative profit over three years of $5,794. This is an estimate and how much a host may actually earn depends on a number of other factors such as vehicle availability and demand in the host’s area. For additional information, see the section titled “Risk factors — Risks related to our business and industry — If we fail to retain existing hosts and guests, increase existing host vehicle listings and guest bookings, or add new hosts and guests, or if hosts fail to provide high-quality, as-advertised vehicles and services, our business, results of operations, reputation, and financial condition would be materially and adversely affected.”

How our platform supports hosts
Our platform provides the software and services to help hosts of all sizes thrive, including easy-to-use desktop and mobile websites and native iOS and Android apps, insurance and protection, and safety and support. We continue to innovate and expand our platform capabilities to better help our hosts throughout the entire hosting lifecycle:
Onboarding and listing. Our platform is designed to make it simple and intuitive for a host to sign up, verify their account, and create an attractive listing. Insurance comes standard, and protection plans for hosts are bundled into the sign-up flow.
Listing management. We provide a suite of software products that enable hosts to easily and intuitively manage their listings, including an availability calendar and settings, messaging, pricing and trip settings, remote and in-person check-in and checkout options, earnings payments, and post-trip incidental payments.

Pricing optimization. Our technology platform enables analytics and data-driven decision making, empowering hosts to determine the optimal price for their cars. Our capabilities include dynamic options such as calendar-based pricing and automatic pricing, allowing hosts to improve their monetization. We also provide tools for hosts to customize their promotions, such as discounts for long-duration trips, early bookings, and repeat guests.

Personalized service. Hosts can also offer optional Extras, such as prepaid refueling, unlimited mileage, bike and ski racks, and camping equipment. Hosts can list their vehicle for pickup at their home, office, or popular locations such as hotels and transit hubs, or they can offer their guests the opportunity to designate a convenient location for delivery right to the guest.

Scaling. We provide hosts who are interested in scaling their Turo business with business management capabilities that enable them to grow, such as performance tracking analytics, training guides in the Host Tools hub, and earnings estimates via the Turo Carculator. Some hosts also receive access to financing partnerships, multi-car insurance options, and account management.

Insurance and protection. We make it simple for hosts to select protection plans, which creates peace of mind. All host plans automatically include protection against third-party liability and compensation for vehicle damage, whether as reimbursement for physical damage or physical damage insurance (depending on the jurisdiction), as well as roadside assistance.
Safety and support. We offer differentiated, timely support to our hosts, including trust and safety verification of guests, roadside assistance, assistance in the resolution of billing and payment disputes, and hospitality coaching.
In addition to the above platform capabilities, we reward our top performing hosts by including them in our Power Host program and/or awarding them an All-Star Host badge, which can include benefits such as boosted listing visibility, special access to host marketing promotions, account management, and priority support.
Benefits to hosts.
•Income generation. With over 3.2 million active guests on our platform as of June 30, 2023, we provide hosts with access to a highly engaged customer base. We count the number of active guests as guests with at least one trip as a guest in the trailing 12-month period. For example, if a guest has at least one trip that starts before or within the trailing 12-month period and ends within or after such 12-month period, we count the guest as active. Hosts are empowered to transform their assets into earning engines, dramatically improving the economics of car ownership, without needing to spend hours behind the wheel in order to monetize their asset. Our platform supports a spectrum of hosts, from individuals to small business operators. Consumer hosts can offset the cost of ownership of their car, or even stretch and buy their dream car, while entrepreneurs can start their own businesses and share dozens of vehicles. Hosts of all sizes have earned more than $3.1 billion in the aggregate on our platform since inception. A 2019 study by the Chaddick Institute for Metropolitan Development at DePaul University that we commissioned found that a low-income family in Illinois making $40,000 annually will increase household income by 6% and cash flow by upwards of 8% by sharing a vehicle 90 days annually on our platform. The study found that the average trip increases the host’s net income, resulting in a net profit (margin) to hosts of approximately 66% of the list price per day, an estimate that excludes non-monetary factors, such as time spent serving guests. Further, according to a Turo survey conducted in February 2022, more than 1 in 5 surveyed Black/African-American hosts and more than 1 in 6 surveyed Hispanic/Latinx hosts claimed that they would be behind or at risk of defaulting on car payments without their earnings from Turo. A separate 2022 study by SCIMA LLC that we commissioned found that in Hawaii, one peer-to-peer car sharing transaction per month covers all of a vehicle’s registration and insurance costs in the state for the month for a host. The study found that with roughly two weeks of vehicle sharing (15 days), the entire cost of the vehicle is covered, including the monthly car payment. The study modeled that the cash benefits from sharing a car on Turo provided a 7.7% increase in households obtaining a liveable income (300% of the state’s poverty guideline) in Kona, 6.0% increase in Lihue, 5.2% in Kahului, and 3.7% in Honolulu.
•Scalability and flexibility. Our hosts benefit from the ability to build, maintain, or grow a scalable, flexible business through increasing the utilization of their vehicles while maintaining full ownership. Hosts can choose how often to make their car available and at what price, and value the ability to earn income or offset the cost of car ownership around their personal needs and interests. Small business and professional hosts with multiple vehicles can choose the size of their portfolio, how much time they are ready to commit, and how much to reinvest their earnings in growing their business.
•Ease of use. We make it easy for hosts to manage their entire business. Signing up and onboarding are simple on our platform. Once set up, hosts can easily access their Host Hub to manage all aspects of their experience. Our user interface is elegant and intuitive and is backed by our powerful technology infrastructure that enables access and functionality on the go.
•Trust and safety. Our platform and community are built on trust and safety. Our robust platform facilitates secure transactions and interactions with guests. All trips on our platform include protection against third-party liability, providing hosts with peace of mind. In addition, guests are screened at checkout, and our proprietary Turo Risk Score has influenced fees charged to each trip in the United States since April 2020 in order to mitigate unsafe behavior. We also offer the ability for the community to provide ratings and reviews to increase the trust in using our platform.
•Support. Hosts benefit from the variety of support services we offer. We provide hosts with the tools to grow on our platform, including advanced analytics and marketing and advertising support. Hosts value the support of the close-knit community of fellow hosts that we foster on our platform. We also offer customer support in the United Kingdom and France, 24/7 customer support in the United States, Canada, and Australia, and access to roadside assistance for hosts and their guests to ease the process when the unexpected happens. We continually invest in product innovation designed to deliver a seamless experience for hosts.

Our guests
Over 3.2 million active guests booked over 22.2 million Days on our platform in the twelve months ended June 30, 2023. In the twelve months ended June 30, 2023, our active guests traveled approximately 2.0 billion miles on our platform. We serve their unique needs across a broad spectrum of use cases, including:

Turo use cases

Traditional use cases + **New use cases unlocked**

Traditional use cases

- Vacations and local getaways
- Business travel
- International travel
- Moving and running errands in trucks and vans
- Car replacement

New use cases unlocked

- Hyperlocal, instant access
- Flexible month-to-month access
- Try before you buy
- Upgraded trips with upscale cars
- Dream drives in luxury, exotic, and classic cars
- Special events
- Outdoor adventures in camper and conversion vans

How our platform supports guests
Our platform provides several capabilities designed to best serve our guests:
Inspiration and discovery. Many guests come to our platform to get inspired. We make it easy to search vehicles based on type, location, availability, ratings and reviews, and even use case, enabling guests to discover the perfect vehicle for any occasion. In May 2023, we also launched a plug-in on OpenAI’s ChatGPT natural language AI system, providing its paid subscribers with the opportunity to receive personalized transportation recommendations through the use of the Turo GPT-4 plug-in. By describing potential travel plans, guests can unlock a personalized list of recommended vehicles that best fit their criteria.
Secure booking. Guests book and pay for trips directly through our platform. Our booking flow is simple and easy to navigate, providing guests with clarity and visibility into cost, Extras, and “rules of the road.” Guests are able to quickly upload their profile photo, driver’s license, phone number, and preferred payment method in a secure environment. We accept payment in-app via credit or debit card or digital payment alternatives like Apple Pay, Google Pay, and Revolut. As part of our secure booking, guests can easily select a protection plan for peace of mind. Either way, all guests who book with a host receive insurance coverage whether or not they select a protection plan.

Trips. Guests can view their upcoming and past trips within our app and can extend a trip or even rebook a favorite vehicle based on past activity. Guests can also check in and out of their trips seamlessly in-app and, for many makes and models, can access and unlock the vehicle right from our app using Turo Go, a feature that leverages remote unlocking technology to enable contactless interactions.
Messaging. Guests can securely and directly message their host within our app. Arranging pick-up, delivery, or other details within the app provides protection to both our guests and our hosts and creates a positive experience for both.
Support. We provide access to detailed FAQs, as well as the ability to report damage or request roadside assistance, directly through our website or app. We also provide clear instructions on how to change or cancel a trip and arrange delivery, as well as other policies to enhance the guest experience.
Benefits to guests
•Access and availability. Guests benefit from access to a vehicle when and where they want it, without the need for ownership. In a Turo survey conducted in July 2023, 9% of surveyed guests reported that they did not own or lease a vehicle. Our hosts offer vehicles in tens of thousands of locations across a broad geographic footprint, and guests have the option to have vehicles delivered to their doorstep. Without the traditional limitations of a physical retail or parking footprint, vehicles shared by hosts can be found broadly throughout the geographies in which Turo is available — nearly every block in some neighborhoods — corresponding to thousands of vehicle options that can be accessed wherever guests need them, including in remote destinations. The share of Days from outside our top 50 markets grew 5.5x from January 1, 2017 to December 31, 2022. This access is further enhanced by the robust delivery options that hosts offer to their guests; in 2022, approximately 38% of our trips included delivery to the guest. We offer features that allow guests to access vehicles as quickly as possible, including “Book instantly” and Turo Go. Guests can find and access vehicles nearby at compelling rates; hosts offer vehicles for a spectrum of budgets. On our platform, guests can access an extraordinary variety of makes and models, including unique vehicles found on no other platform.
Our hosts’ cars are everywhere people are in the United States, Canada, the United Kingdom, France, and Australia. In San Francisco and the Phoenix and Miami metropolitan areas, we have cars available in every area of the city and surrounding areas, with more reach and density compared to rental car companies.
•Choice. Our hosts offer an extraordinary selection of vehicles for guests, with over 1,500 makes and models available on our platform as of June 30, 2023. The extensive selection of vehicles offered by our hosts far surpasses the selection offered by rental companies. With Turo, the car you book is the car you get, whereas with rental car companies, the car you get is often whatever car they have in stock within the category you selected when booking. We support a diversity of use cases, ranging from a truck to help on moving day, to a swanky exotic for a luxurious weekend away, to a classic cruiser for a picture-perfect road trip, or an economical commuter car to help you get where you’re going. Guests can choose from myriad variations of makes and models, including the type of trim or an eco-friendly vehicle, to suit their preferences.
•Trust and safety. Guests can rely on our trusted platform. We have a secure payments network and a robust technology suite to coordinate safe interactions with hosts. Insurance is included for all trips with hosts if an accident with a third party does occur. We hold both hosts and guests to high standards of behavior and our experienced trust and safety team investigates and works to resolve any issues that arise.
•Personal experience. Human connection is at the core of the Turo experience. As a peer-to-peer marketplace, we operate on the basic tenets of mutual respect, trust, collaboration, and belonging. For guests, booking with a host is engaging with a real individual, someone with a shared passion, hobby, or interest in the vehicles they offer. Hosts may offer local restaurant recommendations and must-see destinations to their guests, adding an extraordinary personal touch that is distinct from other transportation options that offer commodity vehicles owned by big corporations. This authentic, personal experience improves repeat usage and promotes evangelization of our community.
•Seamless experience. Guests can access a hassle-free experience through our marketplace. Guests can book a vehicle, delivery, and Extras in minutes through the elegant user interface on our app or web platform. Search and discovery, booking, and payment are all easy to navigate on our platform. After a trip is booked, ongoing communication and management of the booking is also seamlessly coordinated using our easy-to-use app and technology tools. Our 24/7 customer support team is always accessible to hosts and their guests in the United States, Canada and Australia to handle their needs; in the United Kingdom and France, there is 24/7 roadside assistance, and extended business hours support seven days a week for all other support needs. Our powerful app and technology platform drive the entire experience from booking to coordination to support.
Benefits to local communities and the environment
•Economic activity. Local communities benefit from the economic activity on our marketplace. As members of their local communities, hosts increase their income and spending power from bookings generated on our platform. By empowering hosts and enabling guests to access vehicles in their local communities, we help to perpetuate cycles of community investment and growth. According to a Turo survey conducted in February 2022, 85% of guest respondents indicated that they found value in supporting and spending money in local communities. Additionally, a 2021 study we commissioned by The Center for Growth and Opportunity at Utah State University that evaluated over 1.5 million transactions across eight states plus Washington, D.C. found that Turo is disproportionately used by guests from minority neighborhoods, which benefits those local communities. Similarly, according to the study we commissioned in 2019 by the Chaddick Institute for Metropolitan Development at DePaul University, the financial benefits of sharing on our platform flow heavily to neighborhoods with above-average unemployment rates and minority populations, as well as households with more reliance on rental housing and public transit. This is largely due to the fact that peer-to-peer car sharing provides another source of income and can take place in communities with higher population density and opportunities for exchange, and considerable racial, ethnic, and economic diversity.
•Broad access. Our platform is accessible to a broad range of guests, including those who may have traditionally struggled to afford a vehicle. The availability of Turo reduces car ownership dependency for these guests, who are better served by access to short-term car sharing rather than by making costly monthly payments to own or lease vehicles. By providing convenient access at numerous price points, we are growing on-demand vehicle access to an expansive range of guests. Hosts who want to own a car, but might not otherwise be able to afford one, can offset the costs of car ownership by sharing their vehicle with neighbors in, or travelers to, their community. Our platform also brings vehicles to communities that may lack an abundance of transportation options. These “mobility deserts” benefit from the increased access to vehicles to meet the needs of hosts and guests in the community.
•Environmental stewardship. The expansion of our platform is designed to create environmentally friendly growth. We enable vehicle access on an as-needed basis to avoid the unnecessary environmental impact of every consumer striving to own a vehicle or multiple vehicles. Since April 2021, Turo has been committed to neutralizing the emissions created by our marketplace by investing in greenhouse gas reduction projects. For every trip, we make an investment in projects addressing transportation and industrial emissions and agriculture forestry initiatives to reduce greenhouse gases worldwide. Also, by offering access to a selection of energy-efficient vehicles, we contribute to sustainable vehicle use in local communities and help drive the adoption of electric vehicles. Electric vehicle owners are also able to reduce the high cost of entry with their car sharing income. Electric vehicle adoption on our platform is growing faster than electric vehicle adoption in the United States. As of June 30, 2023, electric vehicles represented 8% of Turo vehicle listings, compared to under 2% of 2020 vehicle registrations in the United States, according to Fitch Solutions. In a February 2022 Turo community survey, survey respondents who said that they were likely to purchase an electric vehicle in the next five years ranked Turo as their primary means of test driving an electric vehicle before making their purchase decision. This ongoing work has been verified by a third party, SCS Global Services, earning Turo a carbon neutral certification for offsetting 100% of annual 2022 greenhouse gas emissions, including emissions from vehicles during trips, waste produced by Turo offices, and even vehicle use for employee commutes.
The Turo flywheel effect
Our platform benefits from the self-reinforcing value proposition between hosts and guests. Hosts are engaged with our brand and platform due to the unique income generation opportunity we provide, and they become increasingly engaged as they earn more. As existing hosts grow and new hosts join, our value proposition to guests strengthens as guests have access to a more unique selection of vehicles in more locations. The unique inventory of vehicles not available anywhere else, along with the seamless experience we offer guests, spurs organic, word-of-mouth growth, and repeat behavior. Growth in demand leads to greater income opportunities for our hosts, which further strengthens our host value proposition and, in turn, encourages existing hosts to grow and new hosts to join. As we scale and continue improving our offering, our guests book more trips which we leverage to generate data that powers our machine learning algorithms, such as data-driven pricing, search results ranking, and vehicle recommendations. These algorithms improve our host and guest experience and make our business more profitable, resulting in reinvestments to further improve host and guest experience and propel growth.

Demand
Income
Supply
Experience
More trips
More data, smarter algorithms
Faster profitable growth
Reinvest in the platform
TURO

Capitalizing on the shift in consumer travel and transportation preferences
We believe the effects of the COVID-19 pandemic and supply chain shortages accelerated the adoption of our platform and transition from other transportation services. We enable a variety of trip lengths and trip types, providing a platform guests can rely on for all types of transportation. Our marketplace has proved to be resilient and dynamic as consumer travel and transportation preferences have shifted to favor access to mobility solutions that meet their particular needs. The increase in car-based travel during the COVID-19 pandemic turbocharged our growth in awareness and market penetration. A large number of guests were introduced to Turo for the first time, and we believe many will become loyal return guests through their experience on our platform. We believe the dynamic nature of our marketplace will allow us to continue to capitalize on the enduring trends driving the shift in consumer preferences.
Liability protection included
We have pioneered the offering of protection plans for hosts and guests that are seamlessly integrated into the Turo experience. Protection plans provide hosts with peace of mind to offer their vehicles on our platform and allow their guests to drive with the confidence of knowing they have liability protection from third parties through products provided by insurance companies or companies that offer regulated financial risk products. We have made the ability to obtain protection easy, simple, and seamless for both hosts and guests. In the United States, Canada, France, and the United Kingdom, all trips provided by hosts are automatically insured by one of our third-party insurance providers. In Australia, all trips include protection from legal liability through a regulated financial risk product known as discretionary risk protection. For example, all host protection plans in the United States come standard with $750,000 in third-party liability insurance from Travelers, as well as varying levels of contractual reimbursement from us for physical damage and theft — the level of physical damage reimbursement varies with the plan the host chooses. We reimburse the host for eligible repairs up to the actual cash value of the car, or $200,000 (in the United States), whichever is the lesser amount, subject to the terms of each plan. Similarly, all guests in the United States automatically receive at least the state-required financial responsibility limits (sometimes called “state minimum insurance”) with trips booked with hosts, regardless of whether they select a protection plan or not. Where peer-to-peer car sharing statutes or permits require greater coverage limits, those are provided on trips as applicable.
Turo Risk Score
Every trip booked on our platform in the United States since April 2020 automatically generates a proprietary Turo Risk Score, which we use to promote responsibility and trust within our community. As of June 30, 2023, we have collected data from over 56 million Days, 17 million transactions, 5 billion miles driven, and 10 years of claims data since inception to inform our proprietary Turo Risk Score algorithms and use more than 50 data inputs per transaction. We leverage insights from this data to control for fraud, manage risk, and customize Marketplace Fees. We believe this contributes to better access for all trips, expanding the economic opportunity for hosts, and garnering deeper loyalty from the members of our community. The Turo Risk Score is designed to help ensure the economic viability of each trip booked on our platform. The more trips taken, the better we are able to refine our algorithms and continuously improve the accuracy of the Turo Risk Score to drive actionable insights that inform fees, inventory adjustments, trust and safety practices, and more.
Large market opportunity
Transportation is one of the largest household expenses — in 2021, households in the United States alone spent almost $11,000 per year on their mobility needs, according to the U.S. Bureau of Transportation Statistics. We are the pioneer in peer-to-peer car sharing and we are helping to drive the global transition to a new world of mobility, which will make transportation more convenient, accessible, and economical. We have a substantial market opportunity in the growing car sharing economy. We view our revenue opportunity in terms of a SAM, which we believe we can address today, and a TAM, which we believe we can address over the longer term. These market opportunity estimates are based on revenue potential and involve a number of estimates and assumptions, which are discussed in more detail below.
Serviceable Addressable Market (SAM)
We estimate our current SAM to be $124 billion, reflecting the revenue we could earn on our platform by monetizing the 862 billion miles from long-duration trips, which we define as trips of greater than 30 miles, in the United States, Canada, the United Kingdom, France, and Australia, which are the countries in which we operate on a peer-to-peer basis today. To calculate our SAM estimate, we apply the average percentage of our fees per trip to long-duration trip costs. We derive the long-duration trip costs by multiplying annual passenger vehicle miles traveled for long-duration trips by our estimated guest cost per allotted mile of $0.38, $0.30, $0.37, $0.37, and $0.37 for the United States, Canada, the United Kingdom, France, and Australia, respectively, based on historical prices, fees, and fuel costs. We define allotted miles as the mileage included in a trip, rather than the miles actually driven. We derive the number of passenger vehicle miles in our SAM by available country-level estimates of passenger vehicle miles traveled per car, based on data included in reports issued in 2021 by the International Road Federation, Geneva Switzerland (©IRF,

2021 World Road Statistics). We estimate that guests traveled approximately 1.8 billion miles on our platform in 2022, implying a less than 1% penetration rate of our SAM.
Total Addressable Market (TAM)
We estimate our TAM to be $188 billion, using the same methodology as our SAM, including the potential opportunity from countries in Europe, Latin America, the Middle East, and South Africa as adjusted for the Organisation for Economic Co-operation and Development’s estimates of purchasing power parity, which is a given country’s purchasing power relative to U.S. purchasing power and utilizes cost adjustments relative to the United States, Canada, the United Kingdom, France, and Australia and exchange rates as of 2022. Over time, we believe that guests may increasingly use our peer-to-peer car sharing platform for trips greater than 30 miles as the cost of such trips, and ultimately the degree to which individuals choose to own their own vehicles, declines. As with SAM, we have excluded short-duration trips from our TAM to provide a more conservative view of our long-term opportunity. We estimate that our $188 billion TAM includes $96 billion in North America, $59 billion in Europe, and $33 billion in the rest of the world (which consists of selected countries in which we believe we have a medium- to long-term opportunity to onboard hosts).
Key sources and assumptions in our SAM and TAM estimates
We primarily address use cases that are fulfilled today by passenger cars for trips over 30 miles, given the cost and range of vehicle options on our marketplace, as demonstrated by historical usage patterns on our platform. We estimate that 27% of passenger vehicle miles are driven on trips that are over 30 miles, as illustrated in the table below, based on available data from the U.S. Department of Transportation collected between April 2016 and May 2017 and assuming the same distribution for countries outside of the United States. Therefore, based on this distribution, we estimate that our current SAM is 862 billion miles of the 3.2 trillion vehicle miles traveled in the five countries in our current SAM, and 1.2 trillion miles of the 4.4 trillion vehicle miles traveled in the countries in our current TAM.
In our SAM and TAM estimates, we have assumed that every trip of greater than 30 miles has the potential to take place on Turo, regardless of whether or not the vehicle is owned by the driver.

SAM trips breakdown	% of trips survey	% of miles	USA	Canada	UK	France	Australia	Total
			Estimated billion miles (SAM)
Less than 15 miles	86%	47%	1,052	103	130	141	54	1,479
16 - 20 miles	5%	11%	248	24	31	33	13	349
21 - 30 miles	5%	15%	342	34	42	46	17	481
Greater than 30 miles	5%	27%	613	60	76	82	31	862
Total	100%	100%	2,254	222	278	302	115	3,171

TAM trips breakdown	% of trips survey	% of miles	North America	Europe	Rest of the world	Total
			Estimated billion miles (TAM)
Less than 15 miles	86%	47%	1,155	647	255	2,057
16 - 20 miles	5%	11%	273	153	60	485
21 - 30 miles	5%	15%	375	210	83	668
Greater than 30 miles	5%	27%	673	377	148	1,198
Total	100%	100%	2,476	1,386	546	4,408
Our competitive strengths
•Unique, exclusive inventory. As of June 30, 2023, the vast majority of the over 350,000 active vehicle listings on our platform are available only on our platform, up 24% year over year. Our hosts offer over 1,500 makes and models of vehicles through our platform in tens of thousands of locations across the United States, Canada, the United Kingdom, France, and Australia. For the 12 months ended December 31, 2022, 24% of GBV came from trips taken with premium and exotic cars, 15% of GBV came from trips with new model year cars manufactured in 2022 and 2023, and 14% of GBV came from trips in cars fueled by alternative energy sources. The diversity, breadth, and depth of our platform make us highly differentiated from competing offerings. Since the vehicle they choose is provided by a host, the guest can be confident that the specific car that they booked is the exact car they will drive off in, increasing guest satisfaction.
Notes: U.S. only. Data represents percentage of GBV from the 12 months ended December 31, 2022 for trips in each vehicle category on the Turo platform. Car rental vehicle categories consist of makes/models that are available from a leading car rental provider.
•Marketplace density. The scale and density of vehicles offered by our hosts enhances our guest value proposition through increased coverage and better service delivery. Hosts offer a wide variety of vehicles in tens of thousands of locations across a broad geographic footprint, and guests have the option to have vehicles delivered to their doorstep. Without the traditional limitations of a physical retail or parking footprint, vehicles shared by hosts can be found broadly throughout the geographies in which Turo is available, on nearly every block in some neighborhoods, corresponding to thousands of vehicle options. On our platform, guests can access greater variety and similar or better-quality vehicles as compared to other transportation options. This broad selection enables us to provide extensive choices to guests, and better allows guests to make informed decisions regarding their booking.

•Compelling value. We offer a better economic value than many other transportation solutions. For example, the cost per mile of owning a medium-sized sedan in the United States that is driven 15,000 miles per year was approximately $0.69 per mile in 2022, including fuel, license registration and taxes, insurance, maintenance, and financing costs, according to AAA. These costs do not include the cost of parking, which increases the cost of car ownership, particularly in urban areas. Ride sharing is typically more expensive; for example, in the Denver region, according to the MPC, passenger cost per mile is on average $2.50 per mile with a median of $3.19 per mile after considering total fare, tolls, fees, gratuity, and travel distance. The same vehicle would cost guests only approximately $0.20 per mile on Turo, after including incidentals and fees but excluding sales tax, based on 2022 data. Guests on Turo also benefit from the improved flexibility, experience, and the selection our platform provides, which includes premium and specialty vehicles that are hard to find elsewhere, compared to other transportation solutions.
•Innovative, custom-built platform. Our technology platform is designed to serve the unique needs of our hosts and guests. We have purposely built our technology infrastructure and app to empower hosts and guests with specific features to directly address their needs. For hosts, our robust offering provides an entrepreneurial platform to build their businesses. Our offering includes listing assistance, pricing tools, integrated payments, community support, reviews and feedback, and multiple support communication channels, among other things. Guests benefit from seamless apps to search, discover, book, and experience a vehicle when they need it.
•Proprietary data and machine learning driven insights. Our proprietary data gleaned from well over a billion driving miles and millions of trips since inception allows us to develop and refine our proprietary Turo Risk Score, continuously improve our offering, provide personalization, and optimize the economics in an intelligent manner. The unique Turo Risk Score capability, built on machine learning algorithms, enables us to implement real-time, risk-based optimizations of our offering that help ensure the economic viability of each trip.

•Engaged community and powerful brand. We have a highly engaged community of hosts and guests that create dynamic, differentiated experiences for each other. The uniqueness of our offering has created strong brand advocates who are loyal to our platform, drive word-of-mouth growth, and take repeat trips with increasing frequency. In 2022, approximately 79% of our site traffic was organic and approximately 48% of Days were generated from bookings by repeat guests.
•Culture and team. We have a world-class team and culture aligned around our mission to put the world’s 1.5 billion cars to better use. Our core management team has deep expertise across disciplines and lives the values of the organization that perpetuate our strong culture. For example, our CEO is one of our All-Star Hosts, with a decade of activity on our platform, and many of our employees are also All-Star Hosts. Our culture has received numerous recognitions externally and contributes to our ability to attract and retain premier talent across functions including product, engineering, marketing, sales, and government relations.
Our growth strategy
Key elements of our growth strategy include:
•Innovate on our platform. We are highly focused on removing friction from our marketplace and making it easier for hosts to earn income from their vehicles and guests to access the perfect vehicle. We intend to continue to invest in our technology platform to make the complicated aspects of engaging with the marketplace dramatically easier. We aim to offer new and enhanced features to expand the value we provide to both hosts and guests engaging with our platform, as well as improve the efficiency and effectiveness of our operations. As we invest in our platform, we intend to make it easier for hosts to list their vehicles, automate pricing and onboarding workflows, and even provide assistance with vehicle management and suggested maintenance through our software. As we improve the support we provide to hosts, this will attract more hosts to our platform and enable them to deliver high-quality experiences to guests.
•Grow supply and unlock new use cases. We plan to continue growing our host community, expanding our unique selection of vehicles, and unlocking new use cases. We intend to invest in research and development to continue introducing new features and services for hosts that make it easier for them to grow their income and operate profitably on our platform. In addition, we plan to invest in sales and marketing to expand our supply globally and across more vehicle categories and use cases. We primarily exist in four-wheel vehicle categories today, and there is a plethora of vehicle categories we could expand into that would serve a multitude of additional use cases. Our long-term vision is to drive a profound behavior shift that moves all the underutilized vehicles out of their garages and onto our platform.
•Grow and deepen guest engagement. We aim to increase our guest reach, both domestically and internationally, and increase their engagement with our platform. As of June 30, 2023, we had over 3.2 million active guests, and we believe that guests are using our platform today for only a fraction of their transportation use cases. We intend to invest in research and development to continue introducing new features and services for guests that make it easier and more convenient for them to book from the widest selection of vehicles. Our long-term vision is to become guests’ go-to platform to book the perfect vehicle for any occasion.
•Expand internationally. We plan to enter new international markets with the vision of being a truly global platform. We have historically operated in North America where we have become the largest peer-to-peer car sharing platform. We entered the United Kingdom on a peer-to-peer basis in 2018, and rapidly became the peer-to-peer market leader. In May 2022, we acquired OuiCar, a car sharing marketplace headquartered in France, and in November 2022 we launched operations in Australia. Over time, we plan to enter new markets to deliver our value proposition to hosts and guests in more markets worldwide, and further develop the strength of an interconnected, global network.
•Pursue additional strategic acquisitions and partnerships. We aim to pursue strategic acquisitions and partnerships to offer our hosts and guests services and features that we do not currently offer in-house. We have existing relationships with top-tier insurance companies and car manufacturers. Our aspiration is to develop innovative financial arrangements with insurance providers to remove barriers and allow us to accelerate the speed of our expansion, both vertically and geographically. We intend to build on the strong relationships we have developed with many constituents in our ecosystem to expand our market opportunity, enhance our capabilities, and increase the value of our platform.

Host stories

Turo empowers entrepreneurs of all sizes, from individuals looking to offset the cost of car ownership, to professionals seizing the opportunity to build scalable businesses.

Host stories

Why Elizabeth started hosting at 72 years old

Host stories

Hosting since
2021

Portfolio size
2 cars

When 72-year-old Elizabeth stumbled across Turo, she was feeling a bit bored. It was the thick of the pandemic, and she consulted her daughter, June, on the idea. June loved the idea so much that she listed her Tesla herself and quickly became a successful All-Star Host in Toronto.

So Elizabeth followed suit. Turo made sense to her, since she was a retired travel agent and she was already participating in the sharing economy through homesharing. Plus, the flexibility and diversity worked well for her — “You just work around people’s schedules, and it’s something that doesn’t tie you up for eight hours, four hours, whatever. And there’s variety. Every trip is different.”

Host stories

"I was looking for something extra to do. I was getting bored. I had been working in the travel industry for 34 years, so I was familiar with car rentals and making travel arrangements for other people. So this kind of fit me perfectly."

Host stories

★★★★★

Josh July 2023

"Elizabeth and her husband were wonderful! They were accommodating of our delayed flight and provided a car that was like new. They made for a wonderful first trip with Turo."

★★★★★

Franz-Josef October 2022

"Elizabeth was a great host and the car was wonderful. We had to adjust our pickup and drop off times and Elizabeth went above and beyond to accommodate us. Highly recommended."

★★★★★

Joey June 2021

"Elizabeth was fantastic! Awesome experience"

★★★★★

Lydia May 2023

"Great ride! Host is very kind."

Host stories

Car sharing gives Michael the keys to entrepreneurship

Host stories

Hosting since
2017

Portfolio size
15 cars

After Michael jumped into hosting, his experience with Turo soon became hugely influential for the young aspiring entrepreneur. He had ambition and competitiveness from his years as a collegiate sprinter, and found that becoming a Turo host was the perfect way to begin his journey as a business owner.

Today, Michael has over 1,000 trips under his belt, and Turo is helping him fulfill his dream of being a full-time entrepreneur while he runs multiple businesses and enjoys every minute of his hard-earned financial freedom.

Host stories

"Being your own boss is really freeing. Betting on yourself and being in control of everything is definitely tough, but to me it means everything. It means freedom."

Host stories

★★★★★

Jack May 2018

“Absolutely 1st class service from Michael, let me amend my booking without any issues and also had great communication throughout the trip. Great guy.”

★★★★★

John September 2019

“Honestly, Michael is the reason Turo works so well. Amazing trip. Will be renting from Michael if I can on my next trip!”

★★★★★

Michael February 2021

“Great experience. Amazing car and professional rental experience. Michael runs a great operation. Definitely will be renting from him in the future.”

★★★★★

Jeremiah July 2023

“Great customer service and great vehicle - would definitely recommend!”

Host stories

Amy & Jeremy lead the charge in Hawaii

Host stories

Hosting since
2018

Portfolio size
19 cars

Amy is a do-it-all organizer and community leader and Jeremy is an officer in the U.S. Navy. Together they are parents of two and a car sharing power couple in Honolulu.

The couple's mission has always been to "build something sustainable and not contribute to the waste that pollutes our environment," and the flexibility of the Turo platform has empowered them to make headway on that sustainability mission — the majority of their 19-car portfolio is made up of Teslas, plus a couple sports cars for fun.

Now that Turo has given them years of experience working around the lack of electric vehicle infrastructure on Oahu, their ultimate goal has become leading electric vehicle adoption and bringing chargers to their island.

Host stories

"We bring a little Aloha into our business."

Host stories

★★★★★

Aubrey October 2020

"This was my first Tesla experience and I loved it. Friendly help from the owners with no issues whatsoever, will definitely call on them again before I buy my own."

★★★★★

Daniel November 2019

"Amazing car rental experience. Simply the best I ever had... Thanks to Jeremy and Amy for helping me make my first Hawaiian visit unforgettable."

★★★★★

Eric August 2023

"Great car! Exceptionally clean and came fully charged. Would definitely recommend it to anyone!"

★★★★★

David June 2021

"Jeremy and Amy saved the day since there were no rentals available on the Island. Their Tesla Model Y is super clean and fun to drive. Thanks!"

Guest stories

Turo empowers guests to find the perfect car for any occasion — from the everyday to the extraordinary.

A car for any occasion

Hyperlocal, instant access

Convenient availability in neighborhoods across metro areas

★★★★★

Maria Mazda MX-5 Miata • Los Angeles, CA

“Car was super fun. Loved the convenience of picking up the car with Turo Go just a few hours after I requested it.”

★★★★★

Sean Lexus CT 200h • Long Beach, CA

“Conveniently located just down the street from my house with smooth communication.”

★★★★★

Luke Mercedes-Benz GLS-Class • Brampton, ON

“Excellent vehicle and excellent fellow! Lives right down the street too, very convenient, very accommodating!”

Errand day made easy

Trucks, vans, and cars when you need them

★★★★★

Alexandre Fiat 500 • San Francisco, CA

“Car was great for some city errands and I’ll definitely ride again!”

★★★★★

Tunde Renault Kangoo • London, UK

“Great van, easy to drive and enough space for moving furniture.”

★★★★★

Zachary Dodge Ram 1500 Classic • Pleasanton, CA

“The truck was perfect for moving a twin bed (fit perfectly flat in the truck bed) and had a surprising amount of pickup (pun intended). Would definitely use it again if I need to move any other big items.”

A car for any occasion

Dream drives

High-performance thrills with a rich selection of luxury, exotic, and classic cars

★★★★★

Tom Porsche 718 Boxster • Cape Coral, FL

“Tremendous machine. My first experience with Porsche PDK. Shifts are unreal quick.”

★★★★★

Steven Jaguar F-Type R • Orlando, FL

“Brrrrraaaappp braaapp is all you will hear from this amazing exhaust on this amazing car. Definitely booking again, host was great!”

★★★★★

Zohaib Acura NSX • Newark, NJ

“What an absolutely incredible car! This thing is a supercar — looks incredible in the sun, drives better than anything else I’ve driven…”

A car for any occasion

Making memories in a classic Mustang

#DEMODAY

A car for any occasion

"I spotted this 1965 beauty on Turo and just knew I had to do something special. The smile on his face when I pulled up to baggage claim to surprise him was all I needed."

For his dad's 60th birthday trip to Florida, Jesse went above and beyond normal son duties and secretly booked a classic Mustang for the weekend. Jesse's dad, Ron, once had a career in auto repair and was the owner of a 1966 Mustang, which served as the getaway car at Ron's wedding with Jesse's mom just over 40 years ago.

When Jesse pulled up at the curb to pick his parents up at the airport, he got exactly the reaction he was looking for. Ron drove everywhere in the car during the trip, reminiscing on old memories and making new ones. "We had an absolute blast. He couldn't stop smiling for three days straight."

A car for any occasion

Try before you buy

Take your time in the driver's seat before making a big purchase decision

★★★★★
Shanae Land Rover Range Rover Evoque • Fort Lauderdale, FL

"I've been thinking about purchasing a Range Rover and I went to Florida for my birthday and needed a last minute rental. Perfect time to test drive... 5 stars for sure!"

★★★★★
Dillan Tesla Model Y • Scottsdale, AZ

"If you're considering purchasing a Tesla, this is an awesome option for a pseudo extended test drive."

★★★★★
Rubi Jeep Cherokee • Cypress, CA

"Loved using this Jeep! Perfect way to test drive our future car!"

★★★★★
Terry Tesla Model Y • Manchester, NH

"Great opportunity to test drive a fantastic car. Jonathan was great and answered all my questions. Now I have to save up for my own Tesla."

A car for any occasion

Special events

Unforgettable cars, memorable experiences

★★★★★
Cortney DeLorean DMC-12 • Marina del Rey, CA

"This was a surprise for my fiancé's birthday and he — a super Back to the Future fan — was completely blown away!"

★★★★★
Johnnie BMW 4 Series GranCoupe • Charlotte, NC

"My wife wanted a nice getaway car for our wedding and a cozy ride throughout our weekend. This car knocked it out of the park."

★★★★★
Alison Chevrolet Corvette • Los Angeles, CA

"This was the best Mother's Day gift!! ...it was so fun to drive (it's my dream car) and upon arrival it was perfectly clean. I definitely did not want to give it back!"

A car for any occasion

A Mario-inspired Halloween parade

A car for any occasion

"For years we were having our Halloween parties at the house. Well in 2020 we couldn't do that, so instead we brought the Mario Kart parade to the neighborhood."

Christopher's family goes big every Halloween — like big. They decorate the house for a different theme every year and invite the neighborhood over for festivities. But when the COVID-19 pandemic prevented them from celebrating Halloween in person, they instead booked a few "karts" and held a Mario Kart-inspired parade to keep the tradition going.

"We rode down and handed out (clean) goodie bags to the kids. The costumes were great, but we couldn't have pulled this off without the Slingshots."

A car for any occasion

Flexible, month-to-month access

Long duration reservations when owning isn't an option

★★★★★

Tashina Mercedes-Benz E-Class • Kansas City, MO

"I rented for two consecutive entire months and the owner was SO good to me — he gave me an incredible deal for my long term rental."

★★★★★

Rendy Nissan Versa • Kailua, HI

"As a travel nurse, I'm used to looking for short-term housing for my three-month work assignments, but I needed to find an affordable month-to-month car, too... the car was clean, great AC, and safely got me back and forth to work."

BC51R72

★★★★★

Simon Audi S4 • Dublin, CA

"I rented this car for a month while on business in the Bay Area. The car was outstanding."

Car replacement

Get behind the wheel, even while yours is in the shop

★★★★★

Kerri Leah Nissan Sentra • Gilbert, AZ

"Amanda is simply amazing... She knew my car was in the shop and she met me there to help me out!"

★★★★★

Audra Mercedes-Benz C-Class • Austin, TX

"My car was in the shop and I needed transportation for the holidays. I had to extend my trip and the host was able to make that happen for me."

A car for any occasion

Vacations & local getaways

The perfect set of wheels to fit any vacation vibe

★★★★★

Nathan Land Rover LR4 • Denver, CO

“Had an epic trip out west. This was priced well and provided for a great adventure!”

THULE

★★★★★

Carla Jeep Gladiator • Fort Lauderdale, FL

“Best vacation vehicle ever! Lots of room for luggage! Back seat had great space too.”

★★★★★

Miles Ford Mustang • Goleta, CA

“Loved having this comfy, stylish, and fun convertible for a weeklong vacation out in the desert.”

★★★★★

Michael Subaru Outback • Toronto, ON

“The Outback really fit our camping needs and was a pleasure to drive. Thanks for helping our vacation be fantastically memorable!”

★★★★★

Alicia Bentley Continental Flying Spur • Las Vegas, NV

“Rented this car for my birthday while vacationing in Vegas. Heads were turning for sure... very clean... rides so smooth.”

A car for any occasion

Personalized service for a differentiated experience

Warm and welcoming local hosts

★★★★★
Cierra BMW 5 Series • Orlando, FL

"I made several last minute changes and Nesta was more than accommodating, [she] even helped us unload our luggage from the airport!"

★★★★★
Lamar Nissan Versa • Las Vegas, NV

"DeAuston was amazing!!! Best experience with 'car rental' I've had."

★★★★★
Joy BMW X3 • Kapolei, HI

"This was our first time [using] Turo and thanks to the ease of renting from a private owner, I would definitely do this again!"

Our technology
We have built a robust and flexible two-sided marketplace that connects hosts and guests, and our platform provides trust, value, selection, and convenience. The core components of this platform include a catalog, search and ranking infrastructure, risk and fraud detection system, pricing engine, payments, rating and review system, and messaging:
•Catalog. Our curated catalog of vehicles enables hosts to easily list their vehicles in a structured form while making it convenient for guests to find them.
•Search and ranking. Our search engine, which is powered by a proprietary data science relevance model and open-source technology, enables our guests to find a vehicle according to their chosen location, time, vehicle category and features, use case, and price point. We also launched a plug-in on OpenAI’s ChatGPT natural language AI system, providing its paid subscribers with the opportunity to receive personalized transportation recommendations through the use of the Turo GPT-4 plug-in by describing potential travel plans.
•Risk and fraud detection. Our machine learning and data science-enabled proprietary risk management infrastructure, which is the basis for the Turo Risk Score, leverages proprietary data and data from several third-party integrations to help mitigate identity, payment, and revenue risk, building trust on the platform throughout our community.
•Pricing. Our pricing engine enables our hosts to estimate a fair price for their vehicle that maximizes their earnings potential while also retaining the ability to set their own price.
•Payments. We utilize third-party secure payment platforms that enable our guests to use a debit or credit card (or electronic payment method such as Apple Pay, Google Pay, or Revolut) to book a vehicle, and allow our hosts to receive their earnings through direct deposit into their bank accounts.
•Rating and review. Our proprietary rating and review system includes a laddered ranking system for hosts, created by asking their guests to rate their experience and the vehicle they booked. Hosts, too, are prompted to rate their guests after each trip. In addition, hosts and guests are encouraged to write descriptive public reviews, promoting transparency and accountability via user-generated feedback. Hosts can also publicly respond to reviews, and all participants in the marketplace can privately review the other person in the transaction or send private feedback to us if they choose.
•Messaging. Our proprietary messaging platform provides real-time in-app communication. Third-party integrations help support SMS, email, and push notifications based on preferences set by each host and guest.
•Photos. In 2022, approximately 530,000 photos of vehicles were uploaded by hosts and guests daily during the check-in and checkout process. Hosts and guests take and upload photos to document the condition of the vehicle before and after each trip, and the photos are stored and utilized to assess damage if needed.
These components provide valuable services to our hosts and guests with 99.9% availability while keeping their data secure. Our secure platform also enables us to derive critical insights from customer behavior and transactional data to fine-tune the customer experience and closely monitor our business performance metrics.
We also provide hosts in certain markets who own specific car makes and models with the ability to share and grant remote, contactless access to their vehicles through Turo Go, providing both hosts and guests with an additional layer of convenience.
Our platform can also support multiple languages and currencies, as it currently does in Canada, the United Kingdom, France, and Australia. Data science and machine learning power our risk, fraud, pricing, and search capabilities. Data science models leverage a data platform that contains data from many proprietary and third-party sources. Our app integrates with many third-party apps to enable sign up, sign in, risk features, payments, marketing, notifications, telematics, and observability.
Our platform is accessible to hosts and guests through apps built for web (desktop and mobile) and mobile native (iOS and Android) platforms using agile software development methodologies. As of September 6, 2023, our iOS and Android apps each had a rating of 4.8 or higher in both the Apple App Store and the Google Play Store, respectively. We captured approximately 53% of all long-distance mobility app downloads in 2022.

Source: AppTweak.
Notes: Figures represent Apple App Store and Google Play Store downloads in the United States for the twelve months ended June 30, 2023.
Our platform is fast evolving into a truly distributed architecture for resiliency, availability, performance, and security. Our back-end and web front-end services are hosted on Amazon Web Services, leveraging the security of the platform. Cloudflare provides a range of traffic security services, and our bug bounty program helps us leverage the security community on HackerOne to identify and resolve security vulnerabilities. A third-party observability platform helps us monitor our services and apps in real time, enabling us to provide high availability and performance.
Our support systems
We have invested in a global network that offers support to our host and guest communities. Customer support is available 24/7 through various channels where available, including phone, chat, email, self-service, and web in the United States, Canada and Australia, and during extended local business hours in the United Kingdom, and France. Access to roadside assistance is provided 24/7 for all trips. Help in the form of FAQs is available at the Help Center at help.turo.com.
Internally, we have a team of experts who focus on handling intricate and sensitive situations, and who serve as the subject matter experts supporting our partners and international communities. Our teams directly handling contacts from our community are supported by operational teams that craft and provide policies, training, processes, and tools that enable positive, successful customer interactions and experiences. In addition to our dedicated customer support teams, we have both internal and external teams that process physical damage contractual reimbursement claims under our protection plans.

Marketing and sales
Marketing
Our marketing efforts consist of acquiring and engaging hosts and guests, building brand awareness and advocacy, and generating earned media through our communications team.
Our host marketing programs are designed to set hosts up for success and educate them on how to deliver five-star guest experiences. We equip hosts with a wide array of content and resources, including training guides in the Host Tools hub and earnings estimates via the Turo Carculator. Notably, 95% of trips reviewed by guests in 2022 received a five-star rating. We also offer hosts incentives and promotions based on hitting certain milestones. As hosts are increasingly successful and the hosting value proposition improves, our vehicle supply grows as we further attract new hosts to the platform and existing hosts grow their portfolios. Our guest marketing programs are focused on driving organic traffic from both new and repeat guests, supplemented with highly efficient performance marketing.
Our engaged guest community and powerful word-of-mouth drove approximately 79% and 83% organic traffic in the 12-month period ended December 31, 2022 and June 30, 2023, respectively. We also focus on acquiring and retaining guests who use our apps via targeted marketing efforts. As a result, approximately 53% of our search sessions in 2022 came via our iOS and Android apps. According to AppFigures’ “App Teardown” in June 2021, our app store optimization earned an A+, based on the usability and functionality of our apps.
Our brand marketing and communications programs grow brand awareness and build brand advocates, who further propel word-of-mouth growth and take repeat trips on our platform. By showcasing the unique selection of vehicles and superior experience offered by our hosts, as well as testimonials and stories from our community, we are able to build brand advocacy and garner considerable press coverage.
Host success
Our host success efforts consist primarily of acquiring, onboarding, and supporting hosts. Our host success team converts potential leads into new hosts and supports the onboarding of new hosts. Our account executives are responsible for building relationships with and ensuring the continued success of a select group of our top hosts.
Our people and places
Just as hosts and guests are the center of our community, our people, whom we affectionately refer to as “Turists,” are the heart and soul of our company. We pride ourselves on maintaining a diverse, inclusive, welcoming, and harassment-free workplace where all employees feel they belong, and an environment where they can be themselves and find opportunities to thrive in their careers. We believe that diversity, inclusion, and belonging is more than a corporate responsibility — it is core to who we are and what we value. Through our hiring process, we commit to supporting diversity and eliminating bias. We know that a diverse and inclusive workforce with a variety of knowledge, skills, experiences, and backgrounds is critical to helping us attract and retain the talent necessary to grow our business. We also believe we will be a more successful company if we are inclusive of all voices, and if all Turists have access to the tools, resources, and opportunities to succeed at Turo. Our highly skilled, passionate team of people are our competitive advantage.
As of June 30, 2023, we had a total of 922 full-time employees across five countries, including 112 employees in operations and support, 180 employees in engineering, and 147 employees in sales and marketing. We also engage contractors and consultants. None of our employees are represented by a labor organization or are a party to any collective bargaining arrangement. In Canada, the United Kingdom, France, and Australia, our employees may be subject to certain national collective bargaining agreements that set minimum salaries, benefits, working conditions, and termination requirements.
As of June 30, 2023, 39% of our global employees identified as women using the gender binary and approximately 52% of our U.S.-based employees self-identify as American Indian/Alaska Native, Asian, Black/African American, Hispanic/Latino, Hawaiian/Other Pacific Islander, or as two or more races. Looking to the future, we are committed to honing our focus on elevating diversity at the senior management and board levels, to better represent and reflect the diversity of our community.

Notes: Reflects full-time company employees as of June 30, 2023; Ethnicity data is for U.S.-based employees only.
Our culture and values
Our Turo culture is an integral part of the employee experience. Not only is our culture one of the main things that attracts people to work at Turo, but it is also a key factor in retaining our employees. Our culture is genuine and transparent. We are an optimistic crew, passionate about our mission of putting the world’s 1.5 billion cars to better use. Our culture is key to our success and we believe that each new Turist adds to the cultural richness of our company.
As a key part of cultivating and growing our Turo culture, we routinely conduct anonymous semi-annual engagement surveys to ask questions, check in with our Turist community, and get a pulse on areas of success and opportunities for improvement. We listen to the feedback provided by our employees and make meaningful strides to take action where needed to improve the employee experience. We are proud to share that in our latest engagement survey that was conducted in April 2023:
•93% are proud to work for Turo;
•93% recommend Turo as a great place to work; and
•93% know how their work contributes to the goals of Turo.
We take pride in our engagement survey results and believe that they reflect the very special culture that we’ve cultivated here at Turo.
We unveiled our four fresh “core” values at our seventeenth Turbo Week, our bi-annual all-company conference. These values are true to our past and present, but oriented toward the future. They are:
•Grounded — We see the person first.
•Expressive — We celebrate uniqueness.
•Bold — We push beyond the expected.
•Driven — We strive to make it better.

Recent feedback from Turist new hires

TURO

"Where has this company been all my life?"

"...everyone is super welcoming. I love how much everyone participates in all the channels. Cool to see how excited people are."

"Every question I've ever had, someone has been there to answer it or direct me to the answers."

"This has got to be the best place in the world to work. From the interview process and every step through, everyone is friendly and helpful."

"Interview process was like 'chatting with friends versus doing an interview.' Never been through anything like that."

We weave our Turo values throughout the entire employee experience — from candidate interviews to performance reviews to awards and recognition. We expect every Turist to model the four core values on a daily basis in every interaction with one another and with our hosts and guests, and we reward those employees who best exemplify these values with our quarterly “Spirit of Adventure” award.
We take pride in our company culture, and that pride only grows stronger when we receive recognition as a top employer by leading external organizations. On Glassdoor, we have a 4.5 out of 5.0 score and a 97% CEO approval rating. In 2023, we were listed on Glassdoor’s Best Places to Work in the U.S. (Small/Medium Businesses) list, and in 2019 our CEO was ranked #16 on the Glassdoor Top CEO list for small and medium companies. For the second year in a row, Great Place to Work and Fortune ranked Turo on their Best Workplaces in the Bay Area (Small and Medium) list. And Turo was ranked by Great Place to Work and Fortune on their 2023 and 2022 Best Medium Workplaces (national) and their 2022 Best Workplaces in Technology (national) lists, as well as Great Place to Work’s 2022 Best Workplaces for Parents (Small and Medium). In 2023, Newsweek ranked us #8 on their inaugural Global 100 Most Loved Workplaces list. For the fifth consecutive year, Wealthfront has named us on their Career-Launching Companies list. In 2023, 2022, 2021, 2019, and 2018, we were ranked on the Best Places to Work Bay Area list by the San Francisco Business Times. For the sixth consecutive year, we were ranked on the Top Workplaces Bay Area list by the Bay Area News Group and San Francisco Chronicle. And for the third year in a row, we were named to the Top Workplaces in Arizona list by AZ Central, in addition to being ranked for the third year in a row as a Best Places to Work in the small sized category by the Phoenix Business Journal. In both 2023 and 2022, Turo was named to the Top Workplaces USA list as well as the Top Workplaces Technology Industry. For the second year in a row, we received a Gold Stevie Award for Great Employers (Transportation). And lastly, we were named to Built In’s 2022 Best Places to Work Bay Area (midsize companies) list. We believe these awards and accolades validate the quality and authenticity of our culture.
Our places
Our corporate headquarters is located in San Francisco, California, where we lease approximately 39,375 square feet of space under a lease that expires in January 2027. In Phoenix, Arizona, we also lease approximately 30,091 square feet of office space under a lease that expires in August 2027. We also lease office space in Toronto, Canada, London, England, Paris, France, and Sydney, Australia. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Our commitment to diversity, inclusion, and social action
We are committed to promoting diversity, inclusion, belonging, and positive social action through several internal practices and programs, as well as external programs. As part of our internal initiatives, we invite our Turists to participate in inclusion training throughout the employee experience, starting with our new hire, interviewer, and manager training programs. We also survey our employees semi-annually on topics of diversity and inclusion so that we can ensure all voices have an opportunity to be heard. And we are proud to search for and hire talented people with diverse backgrounds via our channels and partnerships with organizations such as the Hispanic Foundation of Silicon Valley, Power to Fly, and The Law & Technology Diversity Collaborative (of which Turo is a founding member), just to name a few examples. We are also proud that our legal department has achieved Mansfield Plus Certification.
Diversity, inclusion, and belonging is core to the DNA of Turo, a peer-to-peer business that relies on trust and collaboration and was founded on the principle of creating economic opportunity for all, regardless of background, ethnicity, gender, age, or any other factors that could make someone feel disenfranchised.
The Turo Seed Initiative
The Turo Seed Initiative was a program launched in 2020 that provided more than $1 million in funding and access to interest-free investment opportunities to aspiring entrepreneurs in the United States, especially those from underserved communities, by leveraging the Turo marketplace to help narrow the wealth gap.
Carbon offsetting program
Since April 2021, Turo has been committed to neutralizing the emissions created by our marketplace by investing in greenhouse gas reduction projects. We’ve been energized by the observed uptick in electric vehicle adoption on our platform — electric vehicle share has been steadily growing year over year, and as of June 30, 2023, electric vehicles represented 8% of Turo vehicle listings — and we are committed to doubling down on positive, constructive environmental action to make car sharing and car travel more sustainable. This ongoing work has been verified by a third party, SCS Global Services, earning Turo a carbon neutral certification for offsetting 100% of annual 2022 greenhouse gas emissions, including emissions from vehicles during trips, waste produced by Turo offices, and even vehicle use for employee commutes. Our carbon offsetting program helps fund projects addressing transportation and industrial emissions and agriculture forestry initiatives to reduce greenhouse gases worldwide.
Partnership with Dream Foundation
Since January 2019, we have partnered with Dream Foundation, a non-profit that serves terminally ill adults and their families by fulfilling end-of-life dreams that offer inspiration, comfort, and closure. The partnership empowers our hosts from across the United States to play a part in fulfilling these dreams by providing Dream recipients with cars to travel locally with family and friends. Whether they’re yearning for a getaway or a drive in a dream car, we and our host community have helped fuel the adventures of over 180 Dream recipients to bring their dreams to fruition.

Community commitments

Economic opportunity for all

The Turo Seed Initiative

The Turo Seed Initiative was a program Turo launched in 2020 designed to empower historically disenfranchised entrepreneurs with access to wealth-building opportunities, so anyone could start building a small business and pave their own path towards financial wellness.

"It's not all about making money for myself, it's also about becoming a big driver of business in my community."

— Dennis B., Miami, FL

Community commitments

Making car travel more sustainable

Turo is Carbon Neutral Certified

Smarter, more efficient use of resources is at the very core of the Turo marketplace and our mission to put the world's cars to better use. Taking concrete action to make our platform carbon-neutral is an important continuation of our efforts to make car travel more sustainable.

Connecting people & making memories

Turo is honored to partner with Dream Foundation, the only national dream-granting organization for terminally ill adults, to fulfill lifelong dreams together. Since January 2019, Turo hosts have helped provide transportation for dream recipients to embark on memorable end-of-life adventures with family members and friends, offering inspiration, comfort, and closure.

Competition
We operate in a highly competitive environment. As we seek to expand our community globally, we face competition in attracting and retaining hosts and guests.
Competition for hosts
We compete to attract and retain hosts who share their vehicles on our marketplace, as hosts have other options should they choose to generate income from car sharing, may not be aware of peer-to-peer car sharing, its benefits, or the economic opportunities it provides, or may not be motivated to monetize their vehicles. We compete for motivated hosts based on many factors, including the amount of income they generate, the ease of use of our platform, the Marketplace Fees we charge, host protection plans, and the strength of our brand. We believe that our marketplace is more valuable to hosts than other peer-to-peer car sharing platforms due to our guest demand, broader geographic footprint in the United States, ease of onboarding, best-in-class host tools and services, strong brand, and our trusted community.
Competition for guests
We compete to attract and retain guests, who have a range of options to find and book vehicles. We compete for guests based on many factors, including the unique selection and availability of vehicles, the value and all-in cost of our offerings relative to other options, the convenience and locations of accessing our vehicles, our brand, the ease of use of our platform, the trust and safety our platform offers, and customer support.
We also compete generally with car ownership, car leasing, car subscription services, and a variety of transportation options that are focused on long-duration and long-distance trips, including public transit, railways, and airlines. While some customers may choose TNCs, taxis, or hourly rentals in lieu of peer-to-peer car sharing, these modes of transportation are better suited for short-term, short-duration trips. Our primary competitors are in the long-distance and long-duration automobile transportation space, including:
•Peer-to-peer car sharing competitors, such as Getaround and Avail in the United States, Hiyacar Limited and Getaround in the United Kingdom and France, and Uber Carshare in Australia (and in the future potentially in other markets in which we operate); and
•Car rental companies, such as Avis Budget Group, Inc., which operates Avis and Budget; Hertz Global Holdings, Inc., which operates Hertz, Dollar, and Thrifty; Enterprise Holdings, Inc., which operates Enterprise Rent-A-Car, National Car Rental, and Alamo Rent A Car; Fox Rent A Car; HyreCar Inc.; Silvercar, Inc.; Sixt Rent A Car, LLC; and rental options available through TNCs such as Uber Technologies, Inc. and Lyft, Inc. Some of these companies also offer, either directly or through subsidiaries, hourly or fleet-based car sharing solutions such as Zipcar, Inc., Enterprise CarShare, and AAA’s fleet-based car sharing solution Gig Car Share (operated by A3 Mobility LLC) in the United States, Communauto in Canada, and Virtuo Technologies Limited and Enterprise Car Club in the United Kingdom.
We believe we compare favorably based on multiple factors, including the highly differentiated breadth and depth of our inventory, our seamless booking and payment platform across devices, a wide range of locations and broad geographic footprint, features such as delivery and Turo Go, the strength and loyalty of our host and guest community, our brand, customer support, trust and safety, and protection plans.
Intellectual property
We rely on a combination of trademarks, trade secrets, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.
We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in the United States and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as turo.com and similar variations. We have filed three patent applications but do not have any issued patents.
We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners.

It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled “Risk factors — Risks related to our information technology and intellectual property — Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.”
Government regulation
As the largest peer-to-peer car sharing marketplace in North America, we are working to foster the passage of state laws that set the standards for our industry and enable both hosts and guests to continue to benefit from our marketplace. The peer-to-peer car sharing industry and our business model are relatively nascent and rapidly evolving, and so when we launched our business in 2010, the laws, regulations, or similar mechanisms in place at the time generally did not directly address our industry. We have proactively worked with state and local governments, regulatory bodies, and certain stakeholder groups to ensure that our peer-to-peer car sharing marketplace is available broadly and with ease for our hosts and guests. For example, in 2019, the National Council of Insurance Legislators, or NCOIL, adopted the NCOIL Peer-to-Peer Car Sharing Program Model Act, or the NCOIL Model, which was based upon proposed legislation in Colorado that we worked closely with NCOIL on, that was agreed upon with the American Property Casualty Insurance Association. The NCOIL Model for peer-to-peer car sharing serves as the basis for peer-to-peer car sharing legislation enacted in a number of states. The states that have passed peer-to-peer car sharing legislation include Arizona, California, Connecticut, Colorado, Delaware, Florida, Georgia, Hawaii, Indiana, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Nevada, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Tennessee, Texas, Utah, Virginia, Washington, and West Virginia.
We have also opposed legislation that is harmful to peer-to-peer car sharing that has been lobbied for by the rental car industry in dozens of states and in Congress. Thus far, the majority of bills that we have opposed have not been passed into law. Our approach often involves bringing our hosts before lawmakers to share their stories of how peer-to-peer car sharing has had a material and positive impact on their lives. Each story is unique, and each host has been uniquely impacted by the economic opportunity offered by Turo, so we have found that shining the spotlight on the individual constituents that make up our rich community resonates deeply with lawmakers.
The rental car industry has tried to pass legislation that would require peer-to-peer car sharing platforms to collect rental car taxes from its customers in the United States. We believe such taxes are inappropriate due to other related tax exemptions that apply to the rental car industry but not to the overwhelming majority of our hosts. Unlike companies in the rental car industry, our hosts generally pay applicable sales taxes when they purchase their vehicles; therefore, we have successfully advocated that the imposition of identical rental car taxes on peer-to-peer car sharing transactions would be inappropriate and unfair for the hosts and guests that make up the peer-to-peer car sharing industry. Similarly, while rental car taxes are often borne by out-of-state residents, we have been able to advocate to lawmakers that taxes on peer-to-peer car sharing falls disproportionately on their own constituents. The Center for Growth and Opportunity at Utah State University found in a 2021 study that we commissioned that “policymakers cannot justify a tax on peer-to-peer car sharing with an assumption that the burden mostly falls on non-resident guests.” If Turo transactions were taxed at the same rate as rental car transactions at the state and local level, without receiving the tax subsidies the rental car industry enjoys at the state level, which in the aggregate amounts to billions in tax savings to the rental car industry each year, it could harm Turo’s value proposition for hosts and guests and could negatively impact our business, financial condition, results of operations, and prospects.
Our platform is subject to differing, and sometimes conflicting, laws, rules, regulations, or similar mechanisms in the numerous jurisdictions in which we offer services. New laws, rules, regulations, and changes to existing laws and regulations continue to be adopted, implemented, and interpreted in response to our industry in both favorable and unfavorable ways. We are subject to a number of U.S. federal, state, municipal, and local laws and regulations, and foreign and provincial laws and regulations that involve matters central to our business.
Similarly, airports around the country operate by enabling statutes or similar mechanisms that allow airports to require permits for certain activities. Many airports in the United States have sought to require permits for Turo and/or its hosts to deliver their cars to guests on airport property. Turo has volunteered to obtain permits on behalf of its community and has secured permits at certain airports. Turo has previously engaged, and continues to engage, in negotiations with multiple airports about permitting for peer-to-peer car sharing. Each permit is unique, and has different fees, terms, conditions, and requirements. No two permits are identical. In a handful of cases, Turo and various airports have not been able to negotiate mutually agreeable terms, resulting in litigation between Turo and these airports (or those entities or jurisdictions that operate the airports). In other instances, Turo hosts have delivered cars to guests on airport property, and Turo has not been notified of any concerns by the airport.
If airports or airport regulatory authorities continue, or if the federal government begins to impose restrictions on hosts’ ability to deliver their cars to guests at airports, including by requiring permitting or imposing fees, or otherwise burden, restrict, or limit hosts’ activities at airports, it may adversely affect hosts’ ability or desire to provide vehicle delivery at airports, which has and could continue to result in a reduction in trip bookings and adversely affect our business. In 2022, approximately 63% of GBV was collected from guests for trips that originated from non-airport locations and approximately 37% of GBV was collected from guests for trips that originated at airport locations. The rental car industry has disclosed that it has lobbied the federal government to pass legislation that would prohibit airports that receive federal funding from permitting peer-to-peer car sharing on any terms other than those granted to rental car companies, and we are actively opposing these efforts. Any requirements that force hosts to operate similarly or identically to rental car companies may also negatively impact our value proposition and harm our brand and reputation. If an airport or airport regulatory authority were to prohibit hosts’ deliveries at an airport entirely, or impose prohibitively onerous requirements on hosts, it could significantly disrupt our operations and adversely affect our business.
Beyond peer-to-peer car sharing, legislation, the laws and regulations that can impact Turo involve taxation, insurance, intellectual property, competition, consumer protection, payments, export taxation, airport permitting, arbitration agreements and class action waiver provisions, terms of service, money transmittal, background checks, marketplace facilitation, and other matters. Many of the laws and regulations to which we are or may be subject are complex, fragmented, conflicting, subject to varying interpretations, and still evolving and being tested in courts. In addition, as new guidance and interpretations are provided by governing and regulating bodies such as federal, state, and local administrative agencies, they could be interpreted in ways that could harm our business. Some states and foreign jurisdictions have not adopted any laws, rules, or regulations which govern peer-to-peer car sharing specifically, and some foreign jurisdictions may outlaw it entirely. This uncertainty and fragmented regulatory environment can create significant complexities for our business and operating model. For additional information, see the section titled “Risk factors — Risks related to our legal and regulatory environment — Our business is subject to substantial regulation and may be found to be subject to a multitude of potential additional legal and regulatory frameworks, including those related to insurance and taxation, that are constantly evolving, and any unfavorable changes or negative court interpretations of these regulations or frameworks, failure by us to comply, or incompatibility with these and other legal and regulatory requirements could have an adverse effect on our business.”
Data protection and privacy
Our technology platform and the information we collect, use, store, transmit, and process in the ordinary course of our business are integral to our success. As a result, our compliance with numerous foreign and domestic laws, regulations, and standards regarding the collection, use, storage, transmission, and processing of personal information is core to our strategy for improving our technology platform and building customer trust.
Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal information relating to individuals, and these laws are increasing in number, complexity, enforcement, fines, and other penalties. A few such domestic governmental regulations that may have significant implications for our business are the CCPA, the CPRA, the Virginia Consumer Data Protection Act of 2021, the Colorado Privacy Act of 2021, the Connecticut Personal Data Privacy and Online Monitoring Act of 2022, and the Utah Consumer Privacy Act of 2022. Internationally, we are subject to the EU GDPR, the UK GDPR (which incorporates EU GDPR into UK law with modifications), and the UK Data Protection Act 2018. For additional information, see the section titled “Risk factors — Risks related to our legal and regulatory environment — We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.”

Insurance
Protection plans on our platform are an important factor in the success of our business and are intended to protect hosts, their vehicles, and their guests. In the United States, the protection plans are generally composed of two elements. The first element is third-party auto-liability insurance from Travelers. The second element provides hosts with options for contractual reimbursement in the event their vehicle is damaged or not returned, and provides guests with the opportunity to contractually limit or remove their financial responsibility for the amount they pay out of their own pocket for damage or loss-related costs. The reimbursement for damage to the host’s vehicle, and the limitation on guest financial responsibility are generally a direct contract and not insurance.
Turo works to comply with the various insurance laws and regulations in all of the jurisdictions where Turo services are available, which represents a substantial set of laws and regulations. For instance, states which have passed peer-to-peer car sharing legislation impose certain requirements on Turo to ensure that hosts and guests are covered by liability insurance in the event of an accident during a trip. Separate from peer-to-peer car sharing laws, all states impose certain minimum financial responsibility requirements on drivers to operate a vehicle in their respective states. Turo works to ensure that trips booked with Turo hosts in the countries in which Turo operates satisfy at least the minimum financial responsibility requirements required by the applicable laws. Likewise, some states require insurance producer licenses in connection with the insurance that is included in protection plans that are available in connection with a Turo trip. Because insurance is regulated at the state level in the United States and provincially in Canada, and because financial responsibility requirements vary among states and in Canada, there is a patchwork of laws and regulations that Turo must navigate.
TIA is a licensed insurance producer, resident in Arizona and a wholly owned subsidiary of Turo Inc. TIA maintains non-resident licenses in several states. Insurance regulators have broad authority to restrict or revoke licenses of insurance producers that are found to be in violation of any applicable laws and regulations.
The McCarran-Ferguson Act of 1945 clarified that states regulate insurance. As a result, each state has its own body of law and regulatory authority with respect to insurance. These rules are subject to change as state legislatures and regulatory agencies update their laws and regulations to address real and perceived issues and concerns. These laws and regulations are also subject to interpretation by state courts. Insurance regulatory authorities have broad administrative powers to regulate all aspects of what may be deemed the offering of insurance, including the power to levy fines and monetary penalties, and restrict or revoke licenses for those found to be in violation of applicable laws and regulations. We cannot predict precisely whether or when regulatory inquiries or actions may be taken that could adversely affect us. Interpretations of regulations by regulators may change and statutes, regulations, and interpretations may be applied with retroactive effect. The National Association of Insurance Commissioners and the National Council of Insurance Legislators are the principal organizations tasked with establishing standards and best practices across the various states, the District of Columbia, and five U.S. territories, and from time to time promulgate model rules and regulations that often are the basis for insurance rules and regulations adopted by such jurisdictions.
We cannot predict precisely whether or when regulatory actions may be taken that could adversely affect us or the operations of our regulated insurance subsidiary. Interpretations of regulations by regulators may change, and statutes, regulations, and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.
Legal proceedings
From time to time, we are subject to legal proceedings, including personal injury suits, claims, arbitrations, administrative proceedings, and government investigations or enforcement actions in the ordinary course of business. We have received, and may in the future continue to receive, claims arising from our platform, our technology, and the content published on our website and apps.
We generally dispute any allegations of wrongdoing and intend to vigorously defend against these lawsuits. However, litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could negatively affect our business, results of operations, and financial condition. While it is not possible to determine the outcome of the legal proceedings, claims, arbitrations, administrative proceedings, and government investigations or enforcement actions brought against us, other than as described herein or elsewhere in this prospectus, there is no such pending or threatened matter that individually, in our opinion, is likely to have a material and adverse impact on our business, financial condition, or results of operations; however, results of litigation and arbitration are inherently unpredictable and legal proceedings related to claims, individually or in the aggregate, could have a material and adverse impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation can have a material and adverse impact on us because of defense and settlement costs, penalties, diversion of management resources, harm to our brand and reputation, and other factors.
For additional information on ongoing litigation, see the sections titled “Risk factors — Risks related to our legal and regulatory environment — Our business is subject to substantial regulation and may be found to be subject to a multitude of potential additional legal and regulatory frameworks, including those related to insurance and taxation, that are constantly evolving, and any unfavorable changes or negative court interpretations of these regulations or frameworks, failure by us to comply, or incompatibility with these and other legal and regulatory requirements could have an adverse effect on our business.” and “Risk factors — Risks related to our legal and regulatory environment — Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or other monetary payments or limit our ability to operate our business,” as well as Note 5 to our consolidated financial statements contained elsewhere in this prospectus.
Regulatory and administrative investigations, audits, and inquiries
We have in the past been, are currently, and may in future be the subject of regulatory and administrative investigations, audits, and inquiries conducted by government bodies, agencies, or quasi-governmental agencies or bodies, including but not limited to departments of insurance, departments of revenue, airport authorities, and the like, concerning our business practices, taxation, insurance regulation and licensure, airport permitting schemes, and other matters. Results of investigations, audits, inquiries, and related government action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on our business, financial condition, and our ability to operate in a given state or at a specific location, such as an airport, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of the outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against such matters, and the diversion of management resources and other factors. Administrative actions have been taken against us in Maryland, New York, Hawaii, and Washington and have since been resolved. For additional information, see the section titled “Risk factors — Risks related to insurance and protection — We are subject to laws and regulations relating to insurance, and we may become involved in challenges by or disputes with insurance regulators.”

Management
Executive officers, directors, and key employees
The following table sets forth information for our executive officers and directors as of September 1, 2023:

Name	Age	Position
Executive officers
Andre Haddad	51	Chief Executive Officer and Chairperson of the Board
Alex Benn	56	President
Charles Fisher	53	Chief Financial Officer
Lorie Canchola Boyd	50	Chief People Officer
Michelle Fang	48	Chief Legal Officer and Secretary
Avinash Gangadharan	47	Chief Technology Officer
Albert Mangahas	37	Chief Data Officer
Andrew Mok	35	Chief Marketing Officer
Jeff Platt	57	Chief Insurance Officer
Tom Wang	52	Chief Product Officer
Julie Weingardt	60	Chief Operations Officer
Non-employee directors
Howard Hartenbaum(2)	57	Director
Kimberly Jabal(1)	54	Director
Bonnie Jonas(1)	54	Director
Deepak Kamra(1)	66	Director
Joseph Levin(3)	44	Director
Shripriya Mahesh(3)	50	Director
Brook Porter(2)(3)	46	Director
Mark Stein(2)	55	Director
__________________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Executive officers
Andre Haddad. Mr. Haddad has served as our Chief Executive Officer since September 2011 and as the Chairperson and a member of our board of directors since October 2011. From September 2011 to February 2021, he also served as our Secretary. Prior to joining Turo, Mr. Haddad served as Chief Executive Officer at Shopping.com Ltd., an online-comparison shopping network that was acquired in August 2005 by eBay Inc., a global commerce leader. Mr. Haddad holds a Master’s degree in Management from HEC Paris.
Mr. Haddad was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and his marketplace operating and management experience.
Alex Benn. Mr. Benn has served as our President since September 2016. From June 2016 to December 2016, he also served as our interim Chief Financial Officer, and from January 2013 to September 2016, he served as our Chief Operating Officer. Prior to this, Mr. Benn served as our VP, Business Development from January 2012 to June 2012 and as our VP, Business Development and Trust and Safety from June 2012 to January 2013. From 2010 to 2012, Mr. Benn served as VP, Business Development of the Global eCommerce division of Walmart Stores, Inc., a multinational retail corporation. Mr. Benn holds an A.B. in Economics and Psychology from Brown University and a J.D. from Stanford Law School.
Charles Fisher. Mr. Fisher has served as our Chief Financial Officer since March 2021. From February 2013 to March 2021, Mr. Fisher served as EVP, Corporate Finance and Development at Charter Communications, Inc., a leading broadband connectivity company and cable operator, where he was responsible for overseeing various finance functions including mergers and acquisitions, strategic investments, investor relations, treasury, and procurement, as well as managing all of Charter’s capital markets activities. From 2000 to 2013, Mr. Fisher was an investment banker focused on the media and communications sectors, based in New York and London, at Lehman Brothers, Nomura Securities, and Guggenheim Partners. Mr. Fisher holds a B.A. in History from Queen’s University in Ontario and an M.B.A. in Finance from Columbia Business School.
Lorie Canchola Boyd. Ms. Boyd has served as our Chief People Officer since October 2019. From January 2018 to September 2019, she served as our Vice President, People. From April 2017 to September 2017, Ms. Boyd served as VP of People at Oto Analytics, Inc., dba Womply, a local commerce platform, where she led all human resources functions across the organization. From January 2015 to April 2017, she served as VP of People at Kahuna Inc., a software company, and was responsible for all human resources functions across the organization. From March 2012 to January 2015, Ms. Boyd served as Director of Recruiting at Zendesk, Inc., a software company, where she was responsible for all global talent acquisition. Ms. Boyd holds a B.A. in Economics from Stanford University.
Michelle Fang. Ms. Fang has served as our Chief Legal Officer since June 2015 and our Secretary since February 2021. Prior to joining Turo, Ms. Fang served in multiple roles at eBay Inc., a global commerce leader, most recently as the General Counsel and Corporate Secretary of its StubHub business. Ms. Fang currently serves on the board of directors of PepperLime Health Acquisition Corporation, a blank check company focused on technology and consumer health and wellness. Ms. Fang holds a B.A. in Communication Studies from the University of California, Los Angeles and a J.D. from the University of California, Berkeley School of Law.
Avinash Gangadharan. Mr. Gangadharan has served as our Chief Technology Officer since August 2018. From November 2017 to August 2018, Mr. Gangadharan served as Vice President of Engineering, Discovery and Omnichannel at Walmart Labs, the technology arm of Walmart Inc., a multinational retail corporation, where he led the engineering team focused on retail and e-commerce solutions. He also served as Senior Director of Walmart Labs from October 2015 to November 2017. Mr. Gangadharan holds a B.E. in Computer Science from Shri Govindram Seksaria Institute of Technology and Science in India.
Albert Mangahas. Mr. Mangahas has served as our Chief Data Officer since January 2022. From January 2021 to January 2022, he served as our Senior Vice President, Data, and from November 2019 to January 2021, he served as our Vice President, Analytics and Insights. From August 2019 to November 2019, Mr. Mangahas served as Head of Analytics (Data Science), Social Impact at Facebook, Inc., a technology company, and as Head of Analytics, Data Transparency at Facebook from June 2018 to August 2019, in which roles he led data analytics functions for both business units. From May 2016 to May 2018, Mr. Mangahas served as our Director, Finance and Analytics, where he oversaw our finance-related data analytics. Mr. Mangahas holds a B.S. in Industrial and Systems Engineering from the University of Southern California.
Andrew Mok. Mr. Mok has served as our Chief Marketing Officer since March 2017. From February 2016 to March 2017, he served as Vice President, Growth, where he led marketing and growth initiatives at DogVacay, Inc., a pet boarding platform acquired in March 2017 by A Place for Rover Inc., dba Rover.com, an online marketplace for pet care. From January 2012 to January 2016, Mr. Mok served in multiple roles at Turo, most recently as Vice President, Marketing and Analytics. Mr. Mok holds a B.A. in Computer Science and a B.S. in Business Administration from the University of California, Berkeley.
Jeff Platt. Mr. Platt has served as our Chief Insurance Officer since July 2022. From July 2021 to July 2022, he served as our Senior Vice President, Insurance, from January 2021 to July 2021, he served as our Vice President, Insurance, and from March 2019 to January 2021, he served as our Senior Director of Claims. From March 2015 to October 2018, Mr. Platt served as Vice President, Liability Claims at Zurich North America, a provider of insurance solutions and services, where he led both the field liability and finance and insurance claims operations, managing a variety of insurance claims and products. Mr. Platt holds a B.S. in Finance from Oregon State University, as well as the Chartered Property Casualty Underwriter (CPCU) designation.
Tom Wang. Mr. Wang has served as our Chief Product Officer since November 2012. From 2010 to 2012, he served as Head of Product at Formspring, Inc., a question-and-answer based social network. Mr. Wang holds a B.A. in English from the University of Pennsylvania and an M.S.J. in Journalism from Northwestern University.
Julie Weingardt. Ms. Weingardt has served as our Chief Operations Officer since January 2022. From July 2021 to January 2022, she served as our Senior Vice President, Operations, from January 2020 to June 2021, she served as our Vice President, Operations, and from January 2019 to January 2020, she served as our Senior Director, Customer Support. From June 2013 to December 2018, Ms. Weingardt served as Senior Vice President of Operations at StarTek, Inc., a global provider of tech-enabled business process management solutions, where she was responsible for the executive overview of global business operations across multiple verticals. Ms. Weingardt attended the University of Northern Colorado and holds a certificate from Cornell University’s Johnson Graduate School of Management in Executive Leadership.
Non-employee directors
Howard Hartenbaum. Mr. Hartenbaum has served as a member of our board of directors since December 2010. Since May 2008, Mr. Hartenbaum has served as General Partner at August Capital, a venture capital firm. From October 2001 to April 2008, he served as General Partner at Draper Investment Company, LLC and Draper Richards, LP, venture capital firms. Mr. Hartenbaum holds a B.S. in Mechanical Engineering from M.I.T.
Mr. Hartenbaum was selected to serve on our board of directors because of his experience as an advisor to technology companies.
Kimberly Jabal. Ms. Jabal has served as a member of our board of directors since June 2021. From March 2019 to May 2021, she served as Chief Financial Officer of Unity Software Inc., a real-time 3D software development company. From November 2015 to December 2018, Ms. Jabal served as Chief Financial Officer of Weebly, Inc., a small business software company that was acquired in May 2018 by Square, Inc., a financial services and digital payments company. Ms. Jabal currently serves on the board of directors of FedEx Corporation, a delivery services company, and she previously served on the board of directors of SVB Financial Group, a financial services company, from April 2018 to April 2020. Ms. Jabal holds a B.S. in Engineering from the University of Illinois at Urbana-Champaign and an M.B.A. from Harvard Business School.
Ms. Jabal was selected to serve on our board of directors because of her extensive financial and information technology operating experience.
Bonnie Jonas. Ms. Jonas has served as a member of our board of directors since February 2022. Ms. Jonas co-founded Pallas Global Group, LLC, a company that provides independent monitoring and consulting services to corporations and organizations, and has served as Co-Chief Executive Officer since its inception in 2016. Ms. Jonas has also been a partner with the law firm Jonas & Moller LLP since 2016. From 1997 to 2016, Ms. Jonas served as an Assistant United States Attorney in the Southern District of New York, during which time she held various supervisory roles, including most recently as a Deputy Chief of the Criminal Division. Ms. Jonas currently serves on the boards of directors of Churchill Capital Corp VI and Churchill Capital Corp VII, each a special purpose acquisition company, and previously served on the boards of directors of Churchill Capital Corp III from April 2020 to October 2020 and Churchill Capital Corp IV and from July 2020 to July 2021. Ms. Jonas holds a B.S. in Economics from the Wharton School at the University of Pennsylvania and a J.D. from Columbia Law School.
Ms. Jonas was selected to serve on our board of directors because of her extensive leadership and legal and consulting experience.
Deepak Kamra. Mr. Kamra has served as a member of our board of directors since June 2014. Mr. Kamra has been a General Partner at Canaan Partners, a venture capital firm since 1995 and has worked at Canaan Partners since 1991. Prior to joining Canaan Partners, he served as Vice President of North America Sales and Product Marketing for Aspect Telecommunication Corporation, a business telecommunications company. Mr. Kamra currently serves on the boards of directors of several private companies and previously served on the board of directors of Spark Networks SE from July 2019 to July 2020. Mr. Kamra holds a Bachelor of Commerce from Carleton University and an M.B.A. from Harvard Business School.
Mr. Kamra was selected to serve on our board of directors because of his business and venture capital expertise and focus on marketplaces.
Joseph Levin. Mr. Levin has served as a member of our board of directors since July 2019. Since June 2015, Mr. Levin has served as Chief Executive Officer of IAC, home to more than 150 digital products and brands used by people all over the world. He also currently serves as Chief Executive Officer and Chairman of the board of directors of Angi Inc., a comprehensive online solution for all home needs, and as Chairman of the board of directors of Vimeo, Inc., the world’s leading all-in-one video software solution. He also serves as a member of the boards of directors of IAC and MGM Resorts International, a global hospitality and entertainment company. Mr. Levin previously served as a member of the boards of directors of Match Group, Inc. a leading provider of digital technologies designed to help people make meaningful connections, from January 2019 to September 2022, and Groupon, Inc., a company that operates a global e-commerce marketplace, from March 2017 to July 2019. In his not-for-profit affiliations, he currently serves on the Undergraduate Executive Board of The Wharton School of the University of Pennsylvania. Mr. Levin holds a B.S. in Economics and a B.A.S. in Engineering from the University of Pennsylvania.
Mr. Levin was selected to serve on our board of directors because of his extensive operating and business experience.
Shripriya Mahesh. Ms. Mahesh has served as a member of our board of directors since February 2022. Ms. Mahesh co-founded Spero Ventures, a venture capital firm, and has served as General Partner since January 2018. From September 2015 to January 2018, Ms. Mahesh served as Partner at Omidyar Network, a philanthropic investment firm. Ms. Mahesh holds a B.A. in Economics from Stella Maris College, an M.F.A. in Film from New York University Tisch School of the Arts, and an M.B.A. from Harvard Business School.
Ms. Mahesh was selected to serve on our board of directors because of her extensive business and venture capital expertise.
Brook Porter. Mr. Porter has served as a member of our board of directors since August 2015. Mr. Porter co-founded G2 Venture Partners, a venture capital firm, and has served as Partner since October 2016. From July 2010 to April 2020, he served as Partner at Kleiner Perkins Caufield & Byers, a venture capital firm. Mr. Porter currently serves on the board of directors of Proterra Inc, a commercial electric vehicle technology company. Mr. Porter holds a B.S. in Chemical Engineering from the University of California, Berkeley.
Mr. Porter was selected to serve on our board of directors because of his business and venture capital expertise.
Mark Stein. Mr. Stein has served as a member of our board of directors since January 2020. Since March 2023, Mr. Stein has served as Senior Advisor to IAC, home to more than 150 digital products and brands used by people all over the world. Prior to his service in his current role, Mr. Stein served as Executive Vice President and Chief Strategy Officer from January 2016 to February 2023 and as Senior Vice President of Corporate Development of IAC and in several other operating roles at certain IAC digital products and brands from September 2008 to January 2016. He also currently serves as a member of the board of directors of Angi Inc., a comprehensive online solution for all home needs, and previously served on the board of directors of Match Group, Inc., which, through its portfolio companies, is a leading provider of digital technologies designed to help people make meaningful connections, from November 2015 to June 2020. Mr. Stein holds a B.A. in American History and a B.S. in Economics from the University of Pennsylvania.
Mr. Stein was selected to serve on our board of directors because of his extensive operating and business experience.
Family relationships
There are no family relationships among any of our executive officers and directors.
Composition of our board of directors
Our business and affairs are managed under the direction of our board of directors. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:
•Mr. Haddad was elected by holders of our common stock;
•Mr. Hartenbaum was elected by holders of our Series A preferred stock;
•Mr. Kamra was elected by holders of our Series B preferred stock;
•Ms. Mahesh was elected by holders of our Series D preferred stock;
•Messrs. Levin and Stein were elected by holders of our Series E preferred stock; and
•Mses. Jabal and Jonas and Mr. Porter were elected by holders of our common stock and preferred stock.
In connection with this offering, the provisions of our amended and restated voting agreement relating to the election of our directors will terminate, and our current certificate of incorporation by which our directors were elected, along with our bylaws, will be amended and restated. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.
Director independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that each of Mr. Hartenbaum, Ms. Jabal, Ms. Jonas, Mr. Kamra, Mr. Levin, Ms. Mahesh, Mr. Porter, and Mr. Stein does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the New York Stock Exchange listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain relationships and related party transactions.”
Lead independent director
Mr. Haddad currently serves as both our chief executive officer and chairperson of our board of directors. Our corporate governance guidelines will provide that if the chairperson of our board of directors is not an independent director, or whenever our independent directors deem it appropriate, our board of directors will designate one of the independent directors to serve as lead independent director. The corporate governance guidelines will provide that if our board of directors elects a lead independent director, such lead independent director will (i) in consultation with the chairperson, establish the agenda for regular board meetings, (ii) preside over meetings at which the chairperson is not present, including executive sessions of our independent directors, (iii) establish the agenda for meetings of the independent directors, (iv) coordinate with the committee chairs regarding meeting agendas and information requirements, (v) preside over any portions of meetings of our board of directors at which the performance of our board of directors is presented or discussed, (vi) act as liaison between our independent directors, our chief executive officer, and our chairperson, and (vii) perform such additional duties as our board of directors may otherwise determine and delegate. Our board of directors has designated Ms. Jabal to serve as lead independent director.
Committees of our board of directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit committee
Our audit committee consists of Mses. Jabal and Jonas, and Mr. Kamra. Our board of directors has determined that each member of our audit committee satisfies the independence requirements under the listing standards of the New York Stock Exchange and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Jabal. Our board of directors has determined that Ms. Jabal is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.
The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:
•helping our board of directors oversee our corporate accounting and financial reporting processes;

•managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal control over financial reporting, when required;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year end operating results;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing related party transactions;
•approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and
•preparing the audit committee report that the SEC requires in our annual proxy statement.
Our audit committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.
Compensation committee
Our compensation committee consists of Messrs. Hartenbaum, Porter, and Stein. The chair of our compensation committee is Mr. Hartenbaum. Our board of directors has determined that each member of our compensation committee is independent under the listing standards of the New York Stock Exchange, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:
•reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our equity incentive plans and other benefit programs;
•reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and
•reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.
Our compensation committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.
Nominating and corporate governance committee
Our nominating and corporate governance committee consists of Messrs. Levin and Porter, and Ms. Mahesh. The chair of our nominating and corporate governance committee is Mr. Porter. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the listing standards of the New York Stock Exchange.
Specific responsibilities of our nominating and corporate governance committee include:
•identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•considering and making recommendations to our board of directors regarding the composition and leadership of the committees of our board of directors;
•developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and
•overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.
Our nominating and corporate governance committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.
Code of business conduct and ethics
We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the New York Stock Exchange concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.
Compensation committee interlocks and insider participation
None of the members of our compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Non-employee director compensation
The following table presents all of the compensation awarded to, earned by, or paid to our non-employee directors during the year ended December 31, 2022. During the year ended December 31, 2022, we did not pay any cash compensation to our non-employee directors for their service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.
All compensation paid to Mr. Haddad during the year ended December 31, 2022 was for services rendered as our Chief Executive Officer. See the section titled “Executive compensation” for additional information regarding the compensation earned by Mr. Haddad.

Name	Option awards ($)(1)(2)	All other compensation ($)	Total ($)
Susan Athey(3)	241,191	—	241,191
Howard Hartenbaum	—	—	—
Kimberly Jabal	—	—	—
Bonnie Jonas(4)	949,710	—	949,710
Deepak Kamra	—	—	—
Joseph Levin	—	—	—
Shripriya Mahesh(4)	949,710	—	949,710
Brook Porter	949,710	—	949,710
Mark Stein	—	—	—
__________________
(1)The amounts disclosed represent the aggregate grant date fair value of the stock options granted to our non-employee directors during 2022 under our 2020 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Notes 2 and 11 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the director.
(2)As of December 31, 2022, Mses. Athey, Jabal, Jonas, and Mahesh and Mr. Porter held options to purchase 85,950 shares, 150,000 shares, 150,000 shares, and 150,000 shares, respectively, of our common stock. None of our other non-employee directors held stock options or any other type of equity award as of December 31, 2022.
(3)Ms. Athey resigned from our board of directors effective July 31, 2022. Her options to purchase 85,950 shares of our common stock are vested and exercisable through July 2024.
(4)Mses. Jonas and Mahesh were elected to our board of directors effective February 24, 2022.
In March 2022, in connection with their elections to our board of directors and change in designated board seat, as applicable, we granted each of Mses. Jonas and Mahesh and Mr. Porter an option to purchase 150,000 shares of our common stock pursuant to our 2020 Plan, with a per share exercise price of $10.92, which vests as to 25% of the total shares subject to the option on February 24, 2022, with the remainder of the shares vesting in 36 equal monthly installments thereafter, subject to the director’s continuous service to us through each applicable vesting date. Additionally, 100% of the unvested shares subject to each option will vest in full upon the occurrence of a change in control.
Also in March 2022, we granted Ms. Athey an option to purchase 38,200 shares of our common stock pursuant to our 2020 Plan, with a per share exercise price of $10.92. Upon Ms. Athey’s resignation from our board of directors in July 2022, her option to purchase 38,200 shares of our common stock granted in March 2022 was vested with respect to 28,650 shares, which option, together with any previously vested option, is exercisable through July 2024. The remaining 9,550 shares of our common stock subject to such option were forfeited upon Ms. Athey’s resignation.
Non-employee director compensation policy
In anticipation of this offering and the increased responsibilities of our directors as directors of a public company, our board of directors has adopted a non-employee director compensation policy, to become effective following the effective date of the registration statement of which this prospectus forms a part, pursuant to which each of our directors who is not an employee or consultant of our company will be eligible to receive compensation for service on our board of directors and committees of our board of directors.
Each eligible director will receive an annual cash retainer of $          for serving on our board of directors, and the lead independent director of the board of directors will receive an additional annual cash retainer of $          for his or her service. The chairpersons of the audit committee, compensation committee, and nominating and corporate governance committee will be entitled to an additional annual cash retainer of $          , $          , and $          , respectively. Each member of the audit committee, compensation committee, and nominating and corporate governance committee will be entitled to an additional annual cash retainer of $          , $          , and $          , respectively; however, in each case, such cash retainer is payable only to members who are not the chairperson of such committee. All annual cash compensation amounts will be payable in equal quarterly installments in arrears, on the last day of each fiscal quarter in which the service occurred.
Each new eligible director who joins our board of directors after this offering will receive an initial grant of RSUs with an aggregate grant date fair value of $          under our 2023 Plan. The RSUs subject to the initial grant will vest annually over a three-year period, subject to the director’s continuous service with us through each such vesting date. On the date of each annual meeting of our stockholders held after the effective date of the registration statement of which this prospectus forms a part, each eligible director (excluding any eligible director who is first appointed or elected by our board of directors at such meeting or who received an initial grant of RSUs within the six-month period prior to the date of such meeting) who continues to serve as a director of our company following the meeting will receive RSUs with an aggregate grant date fair value of $          under our 2023 Plan. The RSUs shall vest in full on the earlier of the first anniversary of the grant date or the date of the next annual stockholder meeting, subject to the director’s continuous service with us through such vesting date. In addition, the RSUs held by eligible directors will vest in full upon a change in control (as defined in our 2023 Plan), subject to the director’s continuous service to us through such date.
In addition, we will reimburse eligible directors for ordinary, necessary, and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in board and committee meetings; provided that the eligible director timely submits appropriate documentation substantiating such expenses and such expenses are ordinary, necessary, and reasonable as determined by our board of directors in its sole discretion.

Executive compensation
Our named executive officers for the year ended December 31, 2022, consisting of our principal executive officer and the next two most highly compensated executive officers, were:
•Andre Haddad, our Chief Executive Officer;
•Charles Fisher, our Chief Financial Officer; and
•Albert Mangahas, our Chief Data Officer.
Summary compensation table
The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers during the years ended December 31, 2021 and 2022.

Name	Year	Salary ($)		Bonus ($)	Stock awards ($)(1)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation($)	Total ($)
Andre Haddad	2022	500,000		—	3,545,833	568,011	559,300	1,500	5,174,644
Chief Executive Officer	2021	453,979		32,463	—	5,947,642	340,485	2,900	6,777,469
Charles Fisher	2022	450,000		—	1,280,698	205,151	348,075	1,500	2,285,424
Chief Financial Officer	2021	324,480		14,583	—	12,951,632	145,645	30,000	13,466,340
Albert Mangahas	2022	344,000	(2)	—	872,879	375,677	204,680	1,500	1,798,736
Chief Data Officer
__________________
(1)The amounts disclosed represent the aggregate grant date fair value of restricted stock units, or RSUs, and stock options granted to our named executive officers under our 2020 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the RSUs and stock options are set forth in Notes 2 and 11 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the named executive officer.
(2)The amount disclosed as salary for fiscal year 2022 reflects six months’ compensation at the $340,000 salary level and six months’ compensation at the $348,000 salary level.
Narrative to the summary compensation table
Annual base salary
Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. The 2022 base salaries for Messrs. Haddad, Fisher, and Mangahas were $500,000, $450,000, and $340,000, respectively, and Mr. Mangahas’ base salary was increased effective July 1, 2022 to $348,000.
Equity-based incentive awards
We have granted RSUs and stock options to our named executive officers pursuant to our 2010 Plan, and 2020 Plan, the terms of which are described in the section titled “ — Employee benefit and stock plans.” During 2022, we granted RSUs and stock options to our named executive officers, the vesting terms of which are described in more detail below in the section titled “ — Potential payments upon termination or change in control — Accelerated vesting.”
On March 26, 2022, we granted Messrs. Haddad, Fisher, and Mangahas RSUs covering 324,710 shares, 117,280 shares, and 53,640 shares, respectively, of our common stock pursuant to the 2020 Plan, which vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition. The service-based vesting condition is satisfied in 16 successive equal quarterly installments on each February 20, May 20, August 20, and November 20, beginning on May 20, 2022, subject to the named executive officer’s continuous service to us through each applicable vesting date. The liquidity event-related performance vesting condition will be satisfied on the effective date of the registration statement of which this prospectus forms a part.

Also on March 26, 2022, we granted Mr. Mangahas an RSU covering 26,294 shares of our common stock pursuant to the 2020 Plan, which vests upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition. The service-based vesting condition is satisfied in 16 successive equal quarterly installments on each February 20, May 20, August 20, and November 20, beginning on February 20, 2022, subject to Mr. Mangahas’ continuous service to us through each applicable vesting date. The liquidity event-related performance vesting condition will be satisfied on the effective date of the registration statement of which this prospectus forms a part.
Finally, on March 26, 2022, we granted Messrs. Haddad, Fisher, and Mangahas options to purchase 89,962 shares, 32,492 shares, and 59,500 shares, respectively, of our common stock pursuant to the 2020 Plan, each with a per share exercise price of $10.92, which are early exercisable and vest in 48 equal monthly installments beginning on December 19, 2021, December 19, 2021, and February 1, 2022, respectively, subject to the named executive officer’s continuous service to us through each applicable vesting date.
Non-equity incentive awards
In 2022, our named executive officers were eligible to receive annual bonuses pursuant to an executive bonus program approved by the compensation committee of our board of directors. Bonus amounts were based on objective financial performance metrics as determined by the compensation committee. In 2022, Mr. Haddad’s target bonus was equal to 94% of his annual base salary, Mr. Fisher’s target bonus was equal to 65% of his annual base salary, and Mr. Mangahas’ target bonus was equal to 50% of his annual base salary. In February 2023, the compensation committee determined that the 2022 financial performance metrics had been achieved at a level that corresponds to bonus payments equal to 119% of target bonus levels, totaling $559,300, $348,075, and $204,680 for Messrs. Haddad, Fisher, and Mangahas, respectively.
Agreements with our named executive officers
We have entered into confirmatory offer letters with each of our named executive officers, setting forth the terms and conditions of such executive’s employment with us, as described below. The confirmatory offer letters generally provide for at-will employment and set forth the executive officer’s initial base salary, annual bonus opportunity, and eligibility for employee benefits and severance benefits under the terms and conditions of our severance and change in control plan. In addition, each of our named executive officers has executed a form of our standard employee invention assignment and confidentiality agreement. The key terms of the confirmatory offer letters are described below.
Andre Haddad
We entered into a confirmatory offer letter with Mr. Haddad, our Chief Executive Officer, in January 2022 that governs the terms of his employment with us. Pursuant to the offer letter, Mr. Haddad’s annual base salary is $500,000, and he is eligible to receive a target bonus equal to 94% of his annual base salary, as determined by our board of directors. Mr. Haddad is also eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the section titled “ — Potential payments upon termination or change in control.” In addition, Mr. Haddad is eligible to participate in our regular health insurance and other employee benefit plans, as described below as described in more detail below under the section titled “ — Other compensation and benefits.”
Charles Fisher
We entered into a confirmatory offer letter with Mr. Fisher, our Chief Financial Officer, in January 2022 that governs the terms of his employment with us. Pursuant to the offer letter, Mr. Fisher’s annual base salary is $450,000, and he is eligible to receive a target bonus equal to 65% of his annual base salary, as determined by our board of directors. Mr. Fisher is also eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the section titled “— Potential payments upon termination or change in control.” In addition, Mr. Fisher is eligible to participate in our regular health insurance and other employee benefit plans, as described below as described in more detail below under the section titled “— Other compensation and benefits.”

Albert Mangahas
We entered into an offer letter with Mr. Mangahas, in connection with his promotion to our Chief Data Officer, in May 2022 that governs the terms of his employment with us. Pursuant to the offer letter, Mr. Mangahas’ annual base salary was $340,000, and he is eligible to receive a target annual bonus of 50% of his annual base salary, as determined by our board of directors. Mr. Mangahas is also eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the section titled “— Potential payments upon termination or change in control.” In addition, Mr. Mangahas is eligible to participate in our regular health insurance and other employee benefit plans, as described in more detail below under the section titled “— Other compensation and benefits. ”As discussed above under the section titled “— Narrative to the summary compensation table — Annual base salary,” Mr. Mangahas’ base salary was increased effective July 1, 2022 to $348,000.
Potential payments upon termination or change in control
Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation. In addition, each of our named executive officers’ stock awards are subject to the terms of our 2020 Plan or 2010 Plan (as applicable) and award agreements thereunder. A description of the termination and change in control provisions in the 2020 Plan, 2010 Plan, and awards granted thereunder is provided below under the section titled “— Employee benefit and stock plans.”
Severance benefits
Pursuant to Mr. Haddad’s original offer letter, if his employment with us is terminated by us without cause or by Mr. Haddad for good reason (as such terms are defined below), Mr. Haddad will receive the following severance payments and benefits if he timely executes and does not revoke a release of claims in our favor: (i) payment of base salary on our regular payroll periods for six months and (ii) provided he elects COBRA coverage, a lump sum payment equal to six times his monthly COBRA premium for him and his dependents. Solely for the purposes of Mr. Haddad’s offer letter, “cause” means (a) a good faith determination by our board of directors that he has failed to materially perform his duties and responsibilities as lawfully assigned to him by our board of directors after there has been delivered to him a written demand for performance which describes the specific deficiencies in his performance and the specific manner in which his performance must be improved, and which provides 30 business days from the date of notice to remedy such performance deficiencies; (b) his conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude which our board of directors in good faith believes has had or will have a material detrimental effect on our reputation or business; (c) engaging in an act of gross negligence or willful misconduct in the performance of his employment obligations and duties; (d) committing an act of fraud against, material misconduct, or willful misappropriation of property belonging to us; (e) knowing engagement in any other misconduct that has had or will have an adverse effect on our reputation or business; or (f) material breach of his offer letter or other agreement between him and us, or his unauthorized material misuse of our trade secrets or proprietary information (including with respect to the employee invention assignment and confidentiality agreement). Solely for the purposes of Mr. Haddad’s offer letter, “good reason” means any of the following taken without Mr. Haddad’s written consent, provided that (1) such event or condition has occurred within 90 days preceding his written notice to us, and within 180 days preceding the effective date of his separation from service from us for good reason and (2) we have failed to cure such event or condition within 30 days of receipt of written notice thereof: (A) a material reduction in his title, responsibilities, or duties as our chief executive officer (other than a change by virtue of a deemed liquidation event, so long as he retains substantially the same or greater responsibilities or duties of a division, unit, or subsidiary that constitutes all or substantially all of our business following such deemed liquidation event); (B) a material decrease in his then current annual base salary (other than a reduction in connection with a general decrease in the salary of our executive management); or (C) the relocation of his office to a facility or a location more than 40 miles of our current offices in San Francisco, California.
Accelerated vesting
Pursuant to their offer letters and award agreements under our 2020 Plan and 2010 Plan, as applicable, if there is a change in control (as such term is defined below), within 12 months of which, any of Mr. Haddad’s, Mr. Fisher’s, or Mr. Mangahas’ employment with us is terminated by us other than for cause or by such executive officer for good reason (as such terms are defined below), then, subject to such executive officer timely executing and not revoking a release of claims in our favor, 50% of any then-unvested shares subject to the following options, as applicable, will immediately vest as of the date of such termination: Mr. Haddad’s options to purchase 2,525,000 shares, 10,622 shares, 100,000 shares, 622,148 shares, and 89,962 shares of our common stock granted in May 2020, May 2020, February 2021, February 2021, and March 2022, respectively; Mr. Fisher’s options to purchase 2,135,712 shares and 32,492 of our common stock granted in March 2021 and March 2022, respectively; and Mr. Mangahas’ options to purchase 300,000 shares, 100,000 shares, 7,226 shares, 250,000 shares, and 59,500 shares of our common stock granted in April 2020, April 2020, May 2020, February 2021, and March 2022, respectively.
For purposes of this acceleration the following terms have the following meanings:
•“cause” means (i) the optionee’s conviction of or plea of non contendere to a felony or a crime involving moral turpitude which the board of directors believes has had or will have a detrimental effect on our reputation or business; (ii) the optionee engaging in an act of gross negligence or willful misconduct in the performance of his or her employment obligations and duties; (iii) the optionee’s committing an act of fraud against, material misconduct or willful misappropriation of property belonging to us; (iv) the optionee engaging in any other intentional misconduct that has had or will have a material adverse effect on our reputation or business; or (v) the optionee’s intentional breach of the optionee’s employee invention assignment and confidentiality agreement or other unauthorized misuse of our trade secrets or proprietary information.
•“change in control” means (i) a sale, conveyance, exchange or transfer (excluding any venture-backed or similar investments in us) in which any person, entity or collective group, other than persons or entities who as of immediately prior to such sale, conveyance, exchange or transfer own securities in us, either directly or indirectly, becomes the beneficial owner, directly or indirectly, of our securities representing 50% percent of the total voting power of all our then outstanding voting securities; (ii) a merger or consolidation of us in which our voting securities immediately prior to the merger or consolidation do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity immediately after the merger or consolidation; or (iii) a sale of substantially all of the assets of us or a liquidation or dissolution of us.
•“good reason” means any of the following taken without the optionee’s written consent and provided (a) we receive, within 30 days following the occurrence of any of the events set forth in clauses (i) through (iv) below, written notice from the optionee specifying the specific basis for the optionee’s belief that such optionee is entitled to terminate employment for good reason, (b) we fail to cure the event constituting good reason within 30 days after receipt of such written notice thereof, and (c) the optionee terminates employment within 30 days following expiration of such cure period: (i) a material change, adverse to the optionee, in the optionee’s position, titles, offices or duties, provided that a change of position, titles, offices, or duties in connection with a change in control shall not constitute good reason hereunder if the optionee is the most senior management officer for the successor business unit, division or the like for our business following such change in control; (ii) an assignment of any significant duties to the optionee that are inconsistent with his or her positions or offices held under such optionee’s offer letter; (iii) a decrease in the optionee’s then current annual base salary by more than 10% (other than in connection with a general decrease in the salary of all other executive officers); or (iv) the relocation of the optionee to a facility or a location more than 50 miles from the optionee’s then current location.
Severance and change in control plan
Our board of directors adopted a severance and change in control plan, or the severance plan, and we have entered into a severance plan participation agreement with each of our executive officers, including our named executive officers. The benefits provided to our executive officers who sign a severance plan participation agreement will supersede and replace any entitlement to change in control or severance benefits to which the executive officer was previously entitled pursuant to any prior offer letter, employment agreement, or similar arrangement, including the provisions described above in the sections titled “— Severance benefits” and “ — Accelerated vesting.”
Pursuant to the severance plan participation agreements, upon a termination without “cause” or resignation for “good reason” (each as defined below), each of our executive officers will be entitled to continued payment of base salary (12 months for Mr. Haddad and six months for other executive officers) and payment of continued group health benefits (12 months for Mr. Haddad and six months for other executive officers). However, upon a termination without cause or resignation for good reason during the period commencing three months prior to a “change in control” (as defined below) and ending 12 months following a change in control, each of our executive officers will be entitled to extended payment of base salary (18 months for Mr. Haddad and 12 months for other executive officers), payment of continued group health benefits (18 months for Mr. Haddad and 12 months for other executive officers), accelerated vesting in full of all outstanding equity awards, and a prorated target annual performance bonus for the year in which the termination occurs.

For purposes of the severance plan, the following definitions apply:
•“cause” generally has the meaning ascribed to such term in any written employment agreement, offer letter, or similar agreement between an employee and us defining such term, and in the absence of such agreement means the occurrence of any of the following events, conditions, or actions with respect to the executive: (i) employee’s dishonest statements or acts with respect to the company or any affiliate of the company, or any current or prospective customers, suppliers, vendors, or other third parties with which such entity does business; (ii) employee’s commission of (a) a felony or (b) any misdemeanor involving moral turpitude, deceit, dishonesty, or fraud; (iii) employee’s failure to perform his or her assigned duties and responsibilities to the reasonable satisfaction of the company which failure continues, in the reasonable judgment of the company, after written notice is given to the employee by the company; (iv) employee’s gross negligence, willful misconduct, or insubordination with respect to the company or any affiliate of the company; or (v) employee’s material violation of any provision of any agreement(s) between the employee and the company relating to noncompetition, nonsolicitation, nondisclosure, and/or assignment of inventions.
•“good reason” generally has the meaning ascribed to such term in any written employment agreement, offer letter, or similar agreement between an employee and us defining such term, and in the absence of such agreement means the following events, conditions, or actions taken by us with respect to the executive without cause and without the executive’s consent: (i) a material reduction of the executive’s annual base salary (unless pursuant to a salary reduction program applicable generally to our similarly situated employees); (ii) a material diminution in the executive’s authority, duties, or responsibilities; (iii) a relocation of the executive’s principal place of employment to a place that increases such executive’s one-way commute by more than 50 miles as compared to such executive’s then-current principal place of employment immediately prior to such relocation); provided that (a) if such employee’s principal place of employment is his or her personal residence, this clause (iii) shall not apply and (b) if the employee works remotely during any period in which such employee’s regular principal office location is an office that is closed, then neither the employee’s relocation to remote work or back to the office from remote work will be considered a relocation of such employee’s principal office location for purposes of this definition; or (iv) a material breach by us of any provision of the severance plan or any other material agreement between such employee and us concerning the terms and conditions of such employee’s employment with us.
•“change in control” generally means the following events: (i) a change in ownership of more than 50% of the combined voting power of our outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (ii) a merger, consolidation, or similar transaction in which our stockholders do not own more than 50% of the combined voting power of the surviving entity or its parent; (iii) a sale, lease, exclusive license, or other disposition of all or substantially all of our assets; and (iv) individuals who are members of our board of directors cease to constitute at least a majority of the members of the board of directors (unless approved or recommended by a majority vote of the members of our board of directors who were members of the board of directors when we adopted our 2023 Plan).

Outstanding equity awards at fiscal year end
The following table presents the outstanding equity awards held by each named executive officer as of December 31, 2022.

			Option awards(1)					Stock awards(1)
Name	Grant date(1)		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)		Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(2)
Andre Haddad	3/9/2016		260,081	—	0.30		3/8/2026	—	—
	2/8/2018	(3)(4)	500,000	—	1.73	(5)	2/7/2028	—	—
	5/7/2020	(6)	2,525,000	—	1.73		5/6/2030	—	—
	5/7/2020		80,000	—	1.73		5/6/2030	—	—
	5/7/2020	(7)	10,622	—	1.73		5/6/2030	—	—
	2/7/2021	(8)	100,000	—	4.87		2/6/2031	—	—
	2/22/2021	(8)	622,148	—	4.87		2/21/2031	—	—
	11/19/2021	(9)	359,850	—	15.32		11/18/2031	—	—
	3/26/2022	(10)	89,962	—	10.92		3/25/2032	—	—
	3/26/2022	(11)	—	—	—		—	324,710	2,649,634
Charles Fisher	3/29/2021	(12)	2,135,712	—	4.87		3/28/2031	—	—
	11/19/2021	(13)	129,970	—	15.32		11/18/2031	—	—
	3/26/2022	(10)	32,492	—	10.92		3/25/2032	—	—
	3/26/2022	(11)	—	—	—		—	117,280	957,005
Albert Mangahas	4/29/2020	(14)	300,000	—	1.73		4/28/2030	—	—
	4/29/2020	(15)	100,000	—	1.73		4/28/2030	—	—
	5/7/2020	(16)	7,226	—	1.73		5/6/2030	—	—
	2/7/2021	(8)	250,000	—	4.87		2/6/2031	—	—
	3/26/2022	(17)	59,500	—	10.92		3/25/2032	—	—
	3/26/2022	(11)	—	—	—		—	53,640	437,702
	3/26/2022	(18)	—	—	—		—	26,294	214,559
__________________
(1)All of the option awards were granted under the 2020 Plan or the 2010 Plan, the terms of which are described below under the section titled “— Employee benefit and stock plans.” Upon each named executive officer’s execution of the participation agreement under the severance plan that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, the vesting acceleration provisions described above under the section titled “— Potential payments upon termination or change in control — Severance and change in control plan” will apply to all of the option awards and will supersede any vesting acceleration provisions described below.
(2)Amounts reflect the fair value of our common stock of $8.16 per share as of December 31, 2022, as determined by our board of directors, multiplied by the amount shown in the column for the number of shares that have not vested.
(3)Option is held by Haddad-Delaveau Living Trust, dated October 28, 2015, over which Andre Haddad, our Chief Executive Officer and Chairperson of our board of directors, is co-trustee and shares voting and dispositive power with his spouse.
(4)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on February 1, 2018, subject to Mr. Haddad’s continuous service to us through each applicable vesting date. In the event of a deemed liquidation event, 25% of any then-unvested shares subject to the option shall vest. In addition, in the event of Mr. Haddad’s separation from service to us without cause or for good reason in connection with or within three months before or 12 months after the closing of a deemed liquidation event, the option will vest in full as of the date of such separation.
(5)Option was repriced in August 2020.
(6)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on February 1, 2020, subject to the named executive officer’s continuous service through each applicable vesting date. If there is a change in control, within 12 months of which the named executive officer is terminated by us other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.
(7)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest as to 12.5% of the shares subject to the option on October 1, 2020, and the remainder of the shares subject to the option vest in 42 equal monthly installments measured from October 1, 2020, subject to the named executive officer’s continuous service through each applicable vesting date. If there is a change in control, within 12 months of which the named executive officer is terminated by us other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.
(8)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on February 1, 2021, subject to the named executive officer’s continuous service through each applicable vesting date. If there is a change in control, within 12 months of which the named executive officer is terminated by us other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.
(9)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on December 19, 2021, subject to the named executive officer’s continuous service through each applicable vesting date.
(10)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on December 19, 2021, subject to the named executive officer’s continuous service through each applicable vesting date.
(11)Shares subject to the RSU vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition. The service-based vesting condition is satisfied in 16 successive equal quarterly installments on February 20, May 20, August 20, and November 20, beginning on May 20, 2022, subject to the named executive officer’s continuous service to us through each applicable vesting date. The liquidity event-related performance vesting condition will be satisfied on the effective date of the registration statement of which this prospectus forms a part.
(12)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest as to 25% of the shares subject to the option on March 29, 2022, and the remainder of the shares subject to the option vest in 36 equal monthly installments measured from March 29, 2022, subject to Mr. Fisher’s continuous service to us through each applicable vesting date. If there is a change in control, within 12 months of which, Mr. Fisher is terminated other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.
(13)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest as to 25% of the shares subject to the option on August 21, 2019, and the remainder of the shares subject to the option vest in 36 equal monthly installments measured from August 21, 2019, subject to Mr. Gangadharan’s continuous service to us through each applicable vesting date. If there is a change in control, within 12 months of which, Mr. Gangadharan is terminated other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.
(14)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest as to 25% of the shares subject to the option on November 25, 2020, and the remainder of the shares subject to the option vest in 36 equal monthly installments measured from November 25, 2020, subject to Mr. Mangahas’ continuous service to us through each applicable vesting date.
(15)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest as to 20.833% of the shares subject to the option on November 25, 2020, and the remainder of the shares subject to the option vest in 38 equal monthly installments measured from November 25, 2020, subject to Mr. Mangahas’ continuous service to us through each applicable vesting date.
(16)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest as to 16.666% of the shares subject to the option on December 1, 2020, and the remainder of the shares subject to the option vest in 40 equal monthly installments measured from December 1, 2020, subject to Mr. Mangahas’ continuous service to us through each applicable vesting date. If there is a change in control, within 12 months of which Mr. Mangahas is terminated by us other than for cause or resigns for good reason, 50% of any then-unvested shares subject to the option shall vest on the date of such termination.
(17)Shares subject to the option are early exercisable, subject to our right of repurchase, and vest in 48 equal monthly installments beginning on February 1, 2022, subject to Mr. Mangahas’ continuous service through each applicable vesting date
(18)Shares subject to the RSU vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition. The service-based vesting condition is satisfied in 16 successive equal quarterly installments on February 20, May 20, August 20, and November 20, beginning on February 20, 2022, subject to Mr. Mangahas’ continuous service to us through each applicable vesting date. The liquidity event-related performance vesting condition will be satisfied on the effective date of the registration statement of which this prospectus forms a part.
Other compensation and benefits
All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life insurance, long-term disability, short-term disability, and accidental death and dismemberment plans, in each case, on the same basis as all of our other employees. We pay the premiums for medical, dental, and vision insurance for all of our employees, including our named executive officers. We also pay 65% of dependent premiums for medical, dental, and vision plans.
Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during 2022. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.
We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer compensation up to certain limits imposed by the Code. Starting in January 2021, we have made matching and discretionary contributions to the 401(k) plan and may continue to do so. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, and contributions and earnings on those amounts are generally not taxable to a participating employee until withdrawn or distributed from the 401(k) plan.
Employee benefit and stock plans
Our board of directors intends to adopt our 2023 Plan and ESPP, each of which will become effective upon the execution and delivery of the underwriting agreement related to this offering. The 2023 Plan will supersede and replace our 2020 Plan. The description below reflects the 2020 Plan, as currently in effect. After the 2023 Plan becomes effective, no further stock awards will be granted under our 2020 Plan.

2023 Equity Incentive Plan
Our board of directors adopted the 2023 Plan in          2023, and our stockholders approved the 2023 Plan in          2023. The 2023 Plan will become effective upon the execution of the underwriting agreement for this offering. Once the 2023 Plan becomes effective, no further grants will be made under our 2020 Plan.
Types of awards. Our 2023 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors, consultants, and the employees and consultants of our affiliates.
Authorized shares. The maximum number of shares of common stock that may be issued under our 2023 Plan is          shares, which is the sum of (i)          new shares, plus (ii) the maximum number of returning shares from our 2020 Plan and 2010 Plan, if any, as such shares become available from time to time. In addition, the number of shares of common stock reserved for issuance under our 2023 Plan will automatically increase on January 1 of each year, beginning on January 1, 2024, and continuing through and including January 1, 2033, by 5% of the total number of shares of common stock outstanding on December 31 of the immediately preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares that may be issued upon the exercise of ISOs under our 2023 Plan is          shares.
Shares issued under our 2023 Plan will be authorized but unissued or reacquired shares of common stock. Shares subject to awards granted under our 2023 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2023 Plan. In addition, shares issued pursuant to awards under our 2023 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, will become available for future grant under our 2023 Plan.
The maximum number of shares of common stock subject to stock awards granted under the 2023 Plan or otherwise during any calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $750,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $1,000,000.
Plan administration. Our board of directors, or a duly authorized committee of our board, may administer our 2023 Plan. Our board of directors has delegated concurrent authority to administer our 2023 Plan to the compensation committee under the terms of the compensation committee’s charter. We sometimes refer to the board of directors, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more persons or bodies the authority to do one or more of the following: (1) designate recipients (other than officers) to receive specified awards provided that no person or body may be delegated authority to grant an award to themselves; (2) determine the number of shares subject to such awards; and (3) determine the terms of such awards.
The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2023 Plan.
In addition, subject to the terms of the 2023 Plan, the administrator also has the power to modify outstanding awards under our 2023 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash, or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.
Stock options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2023 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2023 Plan vest at the rate specified in the stock option agreement as specified in the stock option agreement by the administrator.

The administrator determines the term of stock options granted under the 2023 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the administrator.
Options may not be transferred to third-party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.
Tax limitations on ISOs. The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted stock awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates, or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.
Restricted stock unit awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. In addition, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.
Stock appreciation rights. Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2023 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.
The administrator determines the term of stock appreciation rights granted under the 2023 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance awards. Our 2023 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.
The performance goals may be based on any measure of performance selected by the board of directors. The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.
Other awards. The administrator may grant other awards based in whole or in part by reference to common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.
Changes to capital structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2023 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of ISOs; and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.
Corporate transactions. The following applies to stock awards under the 2023 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant. Under the 2023 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation, or similar transaction following which we are the surviving corporation but the shares of common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
In the event of a corporate transaction, any stock awards outstanding under the 2023 Plan may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue, or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting

(and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In addition, the plan administrator may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction if not previously exercised will receive a payment, if any, equal to the excess of the value of the property the participant would have received upon exercise of the stock award over the exercise price otherwise payable in connection with the stock award.
A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur.
Transferability. A participant may not transfer awards under our 2023 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2023 Plan.
Plan amendment or termination. Our board has the authority to amend, suspend, or terminate our 2023 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2023 Plan. No awards may be granted under our 2023 Plan while it is suspended or after it is terminated.
2023 Employee Stock Purchase Plan
Our board of directors adopted the ESPP in          2023, and our stockholders adopted the ESPP in          2023. The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow our eligible U.S. employees to purchase common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment when necessary or appropriate to permit participation by our eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.
Authorized shares. The maximum aggregate number of shares of common stock that may be issued under our ESPP is          shares. The number of shares of common stock reserved for issuance under our ESPP will automatically increase on January 1 of each calendar year, beginning on January 1, 2024 and continuing through and including January 1, 2033, by the lesser of (1)          % of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, (2)          shares, and (3) a number of shares determined by our board. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.
Plan administration. Our board, or a duly authorized committee thereof, will administer our ESPP. Our board has delegated concurrent authority to administer our ESPP to the compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings with specific terms approved by the administrator and under which eligible employees are granted purchase rights to purchase shares of common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for our eligible employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.
Payroll deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, with a maximum dollar amount as designated by the board. Unless otherwise determined by the administrator, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of common stock on the first date of an offering or (b) 85% of the fair market value of a share of common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.
Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.
Changes to capital structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.
Corporate transactions. In the event of certain corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of common stock within 10 business days (or such other period specified by the board) prior to such corporate transaction and such purchase rights will terminate immediately.
Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.
ESPP amendment or termination. The administrator has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.
2020 Equity Incentive Plan
Our board of directors adopted and our stockholders approved our 2020 Plan in December 2020. As of June 30, 2023, there were 2,907,481 shares of common stock remaining available for the future grant of stock awards under our 2020 Plan. As of June 30, 2023, options to purchase an aggregate of 11,612,189 shares of our common stock and restricted stock units covering an aggregate of 16,205,092 shares of our common stock were outstanding under the 2020 Plan.
Upon the effective date of the 2023 Plan, no additional awards will be granted under the 2020 Plan, which will be terminated on such date. However, any outstanding awards granted under the 2020 Plan will remain outstanding, subject to the terms of the 2020 Plan and the applicable award agreements, until such outstanding options are exercised or until any awards terminate or expire by their terms.
Stock awards. Our 2020 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees (including officers and directors who are also employees) of us or any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, and restricted stock unit awards to employees, officers, directors, and consultants of us or any parents or subsidiary.

Authorized shares. Subject to certain capitalization adjustments, the total number of shares of common stock that may be issued pursuant to stock awards under the 2020 Plan is 6,407,447 shares plus (a) any authorized shares not issued or subject to outstanding grants under the 2010 Plan on the effective date of the 2020 Plan; (b) shares that are subject to issuance under the 2010 Plan but cease to be subject to an award for any reason other than exercise of an option after the effective date of the 2020 Plan; and (c) shares that were issued under the 2010 Plan which are repurchased by us or which are forfeited or used to pay withholding obligations or pay the exercise price of a stock option.
Shares subject to stock awards granted under our 2020 Plan that expire or are canceled, forfeited, or terminated without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2020 Plan. Any shares reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2020 Plan.
Plan administration. Our board of directors administers and interprets the provisions of the 2020 Plan. The board of directors may delegate its authority to a committee of the board and has delegated authority to the compensation committee of the board, referred to as the “committee.” The committee may additionally delegate limited authority to specified directors or executive officers to execute any instrument required to effect an award previously granted by the committee. Under our 2020 Plan, the committee has the authority to, among other things, approve award recipients, determine the numbers and types of stock awards to be granted, determine the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award, construe and interpret the 2020 Plan and awards granted thereunder, and prescribe, amend, modify, and rescind or terminate rules and regulations for the administration of the 2020 Plan.
Under the 2020 Plan, the committee may, with the consent of the respective participants, issue new awards in exchange for the surrender and cancellation of any or all outstanding awards. Without prior stockholder approval the committee may reprice options or stock appreciation rights (and where such repricing is a reduction in the exercise price of outstanding options or stock appreciation rights, the consent of the affected participants is not required provided written notice is provided to them). The committee may buy from a participant an award previously granted with payment in cash, shares, or other consideration, based on such terms and conditions as the committee and the participant may agree.
Stock options. ISOs and NSOs are granted under stock option agreements in such form and containing such provisions as approved by the committee. The committee determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for 10% stockholders as required by the Code). Options granted under the 2020 Plan vest at the rate specified in the share option agreements and option rules as determined by the committee.
The committee determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years (or five years for 10% stockholders as required by the Code). If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause the optionholder may generally exercise any vested options for a period of up to three months following the cessation of service, or such other period of time set forth in the share option agreement. If an optionholder’s service relationship with us or any of our affiliates ceases due to death or disability (or the participant dies within three months after a termination other than for cause), then options vested as of the termination date may generally be exercised within 12 months following the date of termination, or such other period of time set forth in the share option agreement. In no event may an option be exercised beyond the expiration of its term. If an optionholder’s service relationship with us or any of our affiliates ceases due to termination for cause, the optionholder’s vested options shall expire on the optionholder’s termination date, or such later time as determined by the committee.
The exercise price for shares issued under the 2020 Plan are generally payable in cash equivalents or other forms of consideration determined by the committee, including, but not limited to, a broker-assisted cashless exercise or a net exercise.
Unless the committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or, with respect to NSOs for participants in the United States, by gift to a family member.

Restricted stock units. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the committee. A restricted stock unit award may be settled in cash, shares, or by a combination of cash and shares. In addition, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. The committee will determine the terms of restricted stock unit awards including, without limitation: (a) the number of shares subject to the restricted stock unit award, (b) the time or times during which the restricted stock unit award may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the participant’s termination on each restricted stock unit award.
Restricted stock. The committee determines to whom an offer of restricted stock will be made, the number of shares the person may purchase, the purchase price, the restrictions to which the shares will be subject, and other terms and conditions. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through, but not limited to, a repurchase right.
Changes to capital structure. In the event of any stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in the capital structure of us affecting shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2020 Plan, the committee will (i) adjust the number and class of shares reserved for issuance under the 2020 Plan, (ii) adjust the exercise price of, number, and class of shares subject to outstanding options or stock appreciation rights, and (iii) the purchase price of and/or number and class of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted.
Corporate transactions. In the event of an acquisition or other combination, outstanding awards acquired under the 2020 Plan shall be subject to the agreement evidencing the acquisition or other combination, which need not treat all outstanding awards in an identical manner. Such agreement, without the participant’s consent, shall provide for one or more of the following with respect to all outstanding awards:
•awards will be assumed or substituted by the acquiring or succeeding corporation with appropriate adjustments;
•the continuation of outstanding awards by us (if the company is the successor entity);
•the participant’s unexercised awards will terminate upon or immediately prior to the consummation of such transactions contemplated by the acquisition or other combination;
•outstanding awards will vest and become fully or partially exercisable or vest with accelerated expiration of outstanding awards;
•an award will terminate in exchange for an amount of cash, cash equivalents, or securities of the successor entity, if any, equal to fair market value of such award; or
•any one or more of the foregoing.
Under the 2020 Plan, an acquisition is generally defined as the occurrence of any of the following events: (i) any consolidation or merger in which the voting stock and other voting securities of us that are outstanding immediately prior to the consummation of such consolidation or merger are converted into securities of the surviving entity of such consolidation or merger that together possess less than fifty percent of the total voting power of all voting securities of such surviving entity that are outstanding immediately after the consummation of such consolidation or merger; (ii) a sale or other transfer by the holders of outstanding voting stock and/or other voting securities of us possessing more than fifty percent of the total voting power of all outstanding voting securities of us; or (iii) the sale, lease, transfer, or other disposition by us of all or substantially all the assets of us.
The following do not constitute an acquisition: (i) the closing of our first public offering pursuant to an effective registration statement filed under the Securities Act, or (ii) any transaction the sole purpose of which is to change the state of incorporation of us or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction.
Plan amendment or termination. The board may at any time terminate or amend the 2020 Plan and all outstanding options, stock appreciation rights, or restricted stock unit awards upon a dissolution or liquidation of us, followed by the payment of creditors and the distribution of any remaining funds to our stockholders; provided, however, that certain amendments may require the approval of our stockholders. Unless sooner terminated, the 2020 Plan terminates in ten years from the effective date.

U.K. sub-plan. The board adopted a U.K. sub-plan to the 2020 Plan to provide incentives for U.K. participants through the grant of stock awards under similar terms to those under the 2020 Plan.
French sub-plan. The compensation committee adopted a French sub-plan to the 2020 Plan to provide incentives for French participants through the grant of stock awards under similar terms to those under the 2020 Plan.
2010 Equity Incentive Plan
General. Our board of directors adopted, and our stockholders approved, our 2010 Plan in December 2010. Our 2010 Plan was terminated in connection with our adoption of our 2020 Plan; however, awards outstanding under our 2010 Plan continue in full effect in accordance with their existing terms. As of June 30, 2023, options to purchase an aggregate of 15,536,086 shares of our common stock were outstanding under our 2010 Plan.
Administration. Our board of directors has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2010 Plan. Our board of directors may modify, extend, or renew outstanding options or may accept the cancellation of outstanding options (whether granted by us or another issuer) in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price.
Types of awards. Our 2010 Plan provides for the grant of ISOs and NSOs to purchase shares of our common stock, equity appreciation rights awards, restricted stock awards, and restricted stock units to employees, members of our board of directors, and consultants. ISOs may be granted only to employees.
Options. The exercise price of options granted under our 2010 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionholder’s service terminates.
Restricted stock units. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the committee.
Restricted stock. The committee determines to whom an offer of restricted stock will be made, the number of shares the person may purchase, the purchase price, the restrictions to which the shares will be subject, and other terms and conditions.
Other stock awards. The board of directors may grant other awards based in whole or in part by reference to, or otherwise based on, our common stock. The committee will set the number of shares under the stock award and all other terms and conditions of such awards.
Changes in capitalization. If we at any time change the number of shares of common stock issued without new consideration (such as by stock dividend or stock split), the total number of shares of common stock reserved for issuance under the 2010 Plan and the exercise price, number, and class of shares of common stock covered by each then outstanding award will (to the extent appropriate) be proportionally adjusted and the aggregate consideration payable to us, if any, will not be changed.
Corporate transaction. Unless otherwise expressly provided in the applicable award agreement governing an award, upon an acquisition, our board of directors (or a committee thereof) may:
•provide for the assumption, conversion, replacement, or substitution of any or all outstanding awards by the successor or acquiring entity;
•substitute by issuing, in place of any award of outstanding shares, substantially similar shares of stock or other property;
•substitute or assume outstanding awards granted by another entity by either (i) granting an award under the 2010 Plan in substitution of such other entity’s award, or (ii) assuming and/or converting such award as if it had been granted under the 2010 Plan if the terms of such assumed award could be applied to an award granted under the 2010 Plan; and/or
•terminate outstanding awards that are not assumed, converted, or replaced without providing accelerated vesting.
The treatment of awards upon an acquisition may vary among the award types and participants in the sole discretion of our board of directors.

In general, an “acquisition” means either (i) any consolidation or merger of us by another entity by means of any transaction or series of related transactions, unless our stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity or (ii) a sale of all or substantially all of our assets, subject to certain exceptions.
Transferability. A participant may not transfer stock awards under our 2010 Plan other than by will, the laws of descent and distribution, or with respect to NSOs for participants in the United States, by gift to a family member, or as otherwise provided under our 2010 Plan.
Plan amendment or termination. Our board of directors has the authority to amend or terminate our 2010 Plan, provided that such action is approved by our stockholders to the extent stockholder approval is necessary. As described above, our 2010 Plan terminated upon the effective date of our 2020 Plan.
U.K. sub-plan. The board adopted a U.K. sub-plan to the 2010 Plan to provide incentives for U.K. participants through the grant of options under similar terms to those under the 2010 Plan.
Limitations of liability and indemnification matters
On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law allows a corporation to provide that its directors will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect upon the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that this amended and restated certificate of incorporation and these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance. In addition, Mr. Hartenbaum is indemnified, subject to certain limitations, against liabilities incurred in his capacity as our director pursuant to an agreement with August Capital, and Mr. Kamra is insured, subject to certain limitations, against liabilities incurred in his capacity as our director pursuant to an agreement with Canaan Partners.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and
related party transactions
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2020 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.
Turo Seed Initiative
Launched in November of 2020, the Turo Seed Initiative is a program providing up to $1 million in funding and access to interest-free investment opportunities to aspiring entrepreneurs in the United States, especially those from underserved communities, by leveraging the Turo marketplace to help narrow the wealth gap. Mr. Haddad, our Chief Executive Officer and Chairperson of our board of directors, is a member of the board of directors of Kiva Microfunds, or Kiva. We contributed an aggregate of $165,000 in matching payments to Kiva through the Turo Seed Initiative. See the section titled “Business — Our people and places — The Turo Seed Initiative” for more information about this program.
Share repurchase
In March 2023, we repurchased 50,000 shares of our common stock from Michelle Fang, our Chief Legal Officer, at a purchase price of $9.00 per share, for an aggregate purchase price of $450,000.
Directed share program
At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale at the initial public offering price through a directed share program to eligible hosts on our platform and certain individuals identified by our officers and directors. Eligible hosts consist of hosts who have met the performance criteria to become All-Star Hosts, reside in the United States, the United Kingdom, France, or Australia, and had, between January 1, 2023 and July 31, 2023, completed at least one trip as a host, and as of July 31, 2023, had at least 95% of rated trips earn five stars. Hosts in the United Kingdom, France, and Australia must also meet certain earnings thresholds over the same time period to be eligible. See the section titled “Underwriters — Directed share program.”
Investors’ rights agreement
We are party to an amended and restated investors’ rights agreement, dated July 23, 2019, or the investors’ rights agreement, with certain holders of our capital stock, including IAC, a holder of greater than 5% of our outstanding capital stock and where Messrs. Levin and Stein, two members of our board of directors, serve as executive officers, and Mr. Levin also serves as a director; August Capital V, L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Hartenbaum, a member of our board of directors; Canaan IX L.P., or Canaan IX, a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Kamra, a member of our board of directors; Shasta Ventures II, L.P., or Shasta LP, and GV, each a holder of greater than 5% of our outstanding capital stock; and entities affiliated with Mr. Porter, a member of our board of directors. The investors’ rights agreement provides certain holders of our capital stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investors’ rights agreement also provides certain of these stockholders with information rights, which will terminate upon the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the completion of, this offering. For a description of these registration rights, see the section titled “Description of capital stock — Registration rights.”
Voting agreement
We are party to an amended and restated voting agreement, dated July 23, 2019, under which certain holders of our capital stock, including entities affiliated with Andre Haddad, our Chief Executive Officer and Chairperson of our board of directors; Alex Benn, our President; IAC, a holder of greater than 5% of our outstanding capital stock and where Messrs. Levin and Stein, two members of our board of directors, serve as executive officers, and Mr. Levin also serves as a director; August Capital V, L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Hartenbaum, a member of our board of directors; Canaan IX, a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Kamra, a member of our board of directors; Shasta LP and GV, each a holder of greater than 5% of our outstanding capital stock; and entities affiliated with Mr. Porter, a member of our board of directors, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the completion of this offering, and thereafter none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.
Right of first refusal
Pursuant to our equity compensation plan and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement, dated July 23, 2019 with certain holders of our capital stock, including entities affiliated with Andre Haddad, our Chief Executive Officer and Chairperson of our board of directors; Alex Benn, our President; IAC, a holder of greater than 5% of our outstanding capital stock and where Messrs. Levin and Stein, two members of our board of directors, serve as executive officers, and Mr. Levin also serves as a director; August Capital V, L.P., a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Hartenbaum, a member of our board of directors; Canaan IX, a holder of greater than 5% of our outstanding capital stock and affiliate of Mr. Kamra, a member of our board of directors; Shasta LP and GV, each a holder of greater than 5% of our outstanding capital stock; and entities affiliated with Mr. Porter, a member of our board of directors, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell in certain circumstances to other parties. We have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons. We have assigned our right of first refusal to IAC pursuant to (i) our 2010 Plan, (ii) our certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated July 23, 2019, by and among us and the stockholders named therein, or (iii) any other agreement containing an assignable right of first refusal with respect to our securities in our favor. All rights of first refusal will terminate upon the completion of this offering.
Indemnification agreements
Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances. For more information regarding these agreements, see the section titled “Executive compensation — Limitations of liability and indemnification matters.”
Policies and procedures for related person transactions
Prior to the completion of this offering, our board of directors will adopt a related person transaction policy setting forth the policies and procedures for the identification, review, and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets at year-end for the last two completed fiscal years) including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

Principal and selling stockholders
The following table sets forth information with respect to the beneficial ownership of our capital stock as of September 1, 2023, and as adjusted to reflect the sale of our common stock offered by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our executive officers and directors as a group;
•each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock; and
•each of the selling stockholders.
We have determined beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership before the offering is based on          shares of common stock outstanding as of September 1, 2023, assuming (i) the automatic conversion of 169,952,096 shares of our redeemable convertible preferred stock outstanding as of June 30, 2023 into 183,768,391 shares of our common stock, (ii) the RSU Settlement, and (iii) the issuance of an aggregate of          shares of common stock pursuant to the IAC Warrant in connection with this offering, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus. Applicable percentage ownership after the offering is based on          shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. In addition, the following table does not reflect any shares of our common stock that may be purchased in this offering or pursuant to our directed share program described in the section titled “Underwriters — Directed share program.” In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of June 30, 2023. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Turo Inc., 111 Sutter Street, Floor 12, San Francisco, California 94104.

	Shares beneficially owned before the offering		Shares being offered	Shares beneficially owned after the offering
Name of beneficial owner	Shares	%		Shares	%
5% stockholders:
IAC Inc.(1)	78,424,011
Entities affiliated with G Squared(2)	31,229,402
Entities affiliated with August Capital(3)	20,529,239
Canaan IX L.P.(4)	18,662,273
Directors and named executive officers:
Andre Haddad(5)	10,652,177
Charles Fisher(6)	2,524,424
Albert Mangahas(7)	823,156
Howard Hartenbaum(3)	20,529,239
Kimberly Jabal(8)	87,500
Bonnie Jonas(9)	62,500
Deepak Kamra	—
Joseph Levin	—
Shripriya Mahesh(10)	86,275
Brook Porter(11)	62,500
Mark Stein	—
All directors and executive officers as a group (19 persons)(12)	44,501,896
Other selling stockholders:
___________________
*Represents beneficial ownership of less than 1%.
(1)Consists of (a) 78,424,011 shares of common stock and (b)          shares of common stock issuable pursuant to the IAC Warrant in connection with this offering. The address of IAC Inc. is 555 West 18th Street, New York, New York 10011.
(2)Consists of (a) 5,886,045 shares of common stock held by G Squared Opportunities Fund VI LLC, (b) 4,121,655 shares of common stock held by G Squared IV, SCSp, (c) 4,111,667 shares of common stock held by G Squared Opportunities ICAV, (d) 3,689,972 shares of common stock held by G Squared IV, LP, (e) 3,132,464 shares of common stock held by G Squared VI Holdco, LLC, (f) 2,771,079 shares of common stock held by G Squared V, SCSp, (g) 2,088,280 shares of common stock held by G Squared Opportunities Fund IV, LLC, (h) 1,914,132 shares of common stock held by G Squared V, LP, (i) 1,777,778 shares of common stock held by G Squared VI, LP, (j) 718,461 shares of common stock held by G Squared Equity Management LP, (k) 679,481 shares of common stock held by G Squared Opportunities Fund V LLC, (l) 205,557 shares of common stock held by G Squared BIT LLC, and (m) 132,831 shares of common stock held by G Squared Special Situations Fund LLC. Larry Aschebrook is the Managing Partner of G Squared Equity Management LP, the investment adviser to each of the aforementioned G Squared funds, and has sole voting and dispositive control over the shares held by such funds. The principal business address of G Squared is 205 North Michigan Avenue, Suite 3770, Chicago, Illinois 60601.
(3)Consists of (a) 19,458,346 shares of common stock held by August Capital V, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals and (b) 1,070,893 shares of common stock held by August Capital V Special Opportunities, L.P. for itself and as nominee for August Capital Strategic Partners V, L.P. and related individuals, or collectively, the August V Entities. August Capital Management V, L.L.C. is the general partner of the August V Entities and may be deemed to have sole voting and investment power over the shares held by the August V Entities. Howard Hartenbaum, a member of our board of directors, and David Hornik are members of August Capital Management V, L.L.C. and may be deemed to have shared voting and investment power with respect to the shares held by the August V Entities. The address of each of these entities is 445 Sherman Avenue, Suite 230, Palo Alto, California 94306.
(4)Canaan Partners IX LLC, or Canaan Partners IX, is the general partner of Canaan IX, and may be deemed to have sole voting and investment power over the shares held by Canaan IX. Brenton K. Ahrens, Stephen M. Bloch, Wende S. Hutton, Maha S. Ibrahim, Deepak Kamra, and Guy M. Russo are the managers of Canaan Partners IX. Voting and investment decisions with respect to the shares held by Canaan IX are made by the managers, collectively. The address of Canaan Partners IX and Canaan IX is 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.
(5)Consists of (a) 247,057 shares of common stock held by the Haddad-Delaveau Irrevocable Trust fbo Alexandre Haddad-Delaveau, or the Alexandre Trust, (b) 247,057 shares of common stock held by the Haddad-Delaveau Irrevocable Trust fbo Alice Haddad-Delaveau, or the Alice Trust, (c) 247,057 shares of common stock held by the Haddad-Delaveau Irrevocable Trust fbo Laurice Haddad-Delaveau, or the Laurice Trust, (d) 3,338,823 shares of common stock held by the Haddad-Delaveau Living Trust, dated October 28, 2015, or the Haddad-Delaveau Trust, (e) 250,000 shares of common stock held by the Delaveau Family ALEH-D Trust dated March 9, 2021, or the Delaveau Family ALEH-D Trust, (f) 250,000 shares of common stock held by the Delaveau Family ALIH-D Trust dated March 9, 2021, or the Delaveau Family ALIH-D Trust, (g) 250,000 shares of common stock held by the Delaveau Family LH-D Trust dated March 9, 2021, or the Delaveau Family LH-D Trust, (h) 250,000 shares of common stock held by the Haddad Family ALEH-D Trust dated March 9, 2021, or the Haddad Family ALEH Trust, (i) 250,000 shares of common stock held by the Haddad Family ALIH-D Trust dated March 9, 2021, or the Haddad Family ALIH-D Trust, (j) 250,000 shares of common stock held by the Haddad Family LH-D Trust dated March 9, 2021, or the Haddad Family LH-D Trust, (k) 500,000 shares of common stock issuable upon the exercise of stock options held by the Haddad-Delaveau Trust that are exercisable within 60 days of September 1, 2023, all of which are vested as of such date, and (l) 4,572,183 shares of common stock issuable upon the exercise of stock options held by Mr. Haddad that are exercisable within 60 days of September 1, 2023, 3,494,137 of which are vested as of such date. Mr. Haddad is the co-trustee of the Alexandre Trust, the Alice Trust, the Laurice Trust, and the Haddad-Delaveau Trust, or collectively, the Haddad-Delaveau Trusts, and shares voting and dispositive power with respect to the shares held by the Haddad-Delaveau Trusts with his spouse. Mr. Haddad is the trustee of the Delaveau Family ALEH-D Trust, the Delaveau Family ALIH-D Trust, and the Delaveau Family LH-D Trust, or collectively, the Delaveau Family Trusts, and has sole voting and dispositive power with respect to the shares held by the Delaveau Family Trusts. Mr. Haddad may be deemed to have voting and dispositive power with respect to the shares held by the Haddad Family ALEH-D Trust, the Haddad Family ALIH-D Trust, and the Haddad Family LH-D Trust, over which Mr. Haddad’s spouse is trustee.
(6)Consists of 2,524,424 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of September 1, 2023, 1,485,441 of which are vested as of such date.
(7)Consists of (a) 35,000 shares of common stock and (b) 788,156 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of September 1, 2023, 600,656 of which are vested as of such date.
(8)Consists of shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of September 1, 2023, all of which are vested as of such date.
(9)Consists of shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of September 1, 2023, all of which are vested as of such date.
(10)Consists of (a) 23,775 shares of common stock held by Tatvam LLC and (b) 62,500 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of September 1, 2023, all of which are vested as of such date. Ms. Mahesh is the co-manager of Tatvam LLC and shares voting and dispositive power with respect to the shares held by Tatvam LLC.
(11)Consists of shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of September 1, 2023, all of which are vested as of such date.
(12)Consists of (a) 28,468,150 shares of common stock and (b) 16,033,746 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 1, 2023, 12,267,115 of which are vested as of such date.

Description of capital stock
General
The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective immediately prior to the completion of this offering, the investors’ rights agreement, and relevant provisions of the Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.
Upon the completion of this offering, our authorized capital stock will consist of 2,200,000,000 shares, all with a par value of $0.001 per share, of which:
•2,000,000,000 shares are designated as common stock; and
•200,000,000 shares are designated as preferred stock.
As of June 30, 2023, we had 31,468,654 shares of common stock and 169,952,096 shares of redeemable convertible preferred stock outstanding. After giving effect to (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of June 30, 2023 into 183,768,391 shares of our common stock, (ii) the RSU Settlement, and (iii) the issuance of an aggregate of          shares of common stock pursuant to the warrant held by IAC in connection with this offering, based on an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, there would have been          shares of common stock outstanding as of June 30, 2023 held by 566 stockholders of record.
Common stock
Voting rights
The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of our board of directors, removal of directors, director liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent, and exclusive jurisdiction.
Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will not provide for cumulative voting for the election of directors.
Dividends and distributions
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us. See the section titled “Dividend policy” for additional information.
Liquidation rights
On our liquidation, dissolution, or winding-up, the holders of common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

No preemptive or similar rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.
Fully paid and non-assessable
In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued under this offering will be fully paid and non-assessable.
Preferred stock
As of June 30, 2023, we had 169,952,096 shares of our redeemable convertible preferred stock outstanding, which will automatically convert into 183,768,391 shares of our common stock immediately prior to the completion of this offering. Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 200,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Options
As of June 30, 2023, we had outstanding options under our equity compensation plans to purchase an aggregate of 27,148,275 shares of our common stock, with a weighted-average exercise price of $4.05 per share.
Warrants
As of June 30, 2023, we had outstanding a warrant to purchase up to an aggregate of          shares of our Series E redeemable convertible preferred stock, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus. If not exercised in connection with the completion of this offering, this warrant will remain outstanding and become a warrant to purchase common stock.
Exchangeable securities
As of June 30, 2023, we had outstanding securities exchangeable for up to $22.1 million of shares of our common stock. Subject to certain restrictions, at any time on or after the earlier of (i) the date that is 60 days following the closing of this offering and (ii) January 1, 2024, the holders of these exchangeable securities may exchange such securities for up to the number of shares of our common stock calculated based on ratio of €451.13514 divided by the volume weighted average closing sale price of our common stock as reported by the New York Stock Exchange for the 60-day period ending on the 61st day following the closing of this offering (or if shorter, the period between the date of the closing of this offering and January 1, 2024), or if the offering has not been consummated by January 1, 2024, the calculation is based upon a fixed price of our common stock at $15.74 per share.
Registration rights
We are party to an amended and restated investors’ rights agreement that provides certain holders of our redeemable convertible preferred stock and common stock with certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act, when the applicable registration statement is declared or becomes effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the number of shares such holders may include can be cut back by the managing underwriters (if any) subject to specified conditions. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the completion of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such time after the completion of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.
Demand registration rights
Subject to certain exceptions, upon election by the requisite holders, the holders of an aggregate of 184,844,154 shares of our common stock, based on our shares outstanding and as converted to common stock as of June 30, 2023, will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover at least that number of registrable shares as would have an anticipated aggregate offering price, net of selling expenses, of at least $7.5 million.
Piggyback registration rights
In connection with this offering, the holders of an aggregate of 188,127,908 shares of our common stock, based on our shares outstanding and as converted to common stock as of June 30, 2023, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) an SEC Rule 145 transaction, or (iii) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 registration rights
The holders of an aggregate of 184,844,154 shares of common stock, based on our shares outstanding and as converted to common stock as of June 30, 2023, will be entitled to certain Form S-3 registration rights. At any time beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would be at least $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws
Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer, a proxy contest or otherwise, or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred stock
Our board of directors will have the authority, without further action by our stockholders, to issue up to 200,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Stockholder meetings
Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson, chief executive officer, or by a resolution adopted by a majority of our board of directors.
Requirements for advance notification of stockholder nominations and proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of stockholder action by written consent
Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.
Removal of directors
Our amended and restated certificate of incorporation will provide that members of our board of directors may be removed from office by our stockholders with or without cause and, in addition to any other vote required by law, upon the approval of the holders of at least 66 2/3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.
Stockholders not entitled to cumulative voting
Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock (if any) may be entitled to elect.
Delaware anti-takeover statute
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of forum
Our amended and restated certificate of incorporation to be effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty; (3) any action or proceeding asserting a claim against us arising under the Delaware General Corporation Law; (4) any action or proceeding regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action or proceeding asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our amended and restated certificate of incorporation provides that any person or entity holding, owning, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Amendment of charter provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the total voting power of all of our outstanding voting stock.
The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations of liability and indemnification
See the section titled “Executive compensation — Limitations of liability and indemnification matters.”
Transfer agent and registrar
The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, MA 02021.
Exchange listing
Our common stock is currently not listed on any securities exchange. We have applied to list our common stock on the New York Stock Exchange under the symbol “TURO.”

Shares eligible for future sale
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to list our common stock on the New York Stock Exchange, we cannot assure you that there will be an active public market for our common stock or that an active public market, if established, would be sustained.
Following the completion of this offering, based on the number of shares of our common stock outstanding as of June 30, 2023 and assuming (i) the automatic conversion of 169,952,096 shares of our redeemable convertible preferred stock outstanding as of June 30, 2023 into 183,768,391 shares of common stock immediately prior to the completion of this offering, (ii) the RSU Settlement, (iii) the issuance of an aggregate of              shares of common stock pursuant to the IAC Warrant in connection with this offering, based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, (iv) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (v) no exercise of the underwriters’ option to purchase additional shares, we will have outstanding an aggregate of approximately      shares of common stock.
Of these shares, all shares of common stock sold by us or the selling stockholders in this offering, including any shares sold upon exercise, if any, of the underwriters’ option to purchase additional shares of common stock, will be freely tradable without restriction or further registration under the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining outstanding shares of our common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that         of these shares will be subject to a            -day lock-up period under the lock-up agreements and market standoff agreements described below.
As a result of the lock-up agreements and market standoff provisions described below and the provisions of our amended and restated investors’ rights agreement described in the section titled “Description of capital stock,” and subject to the provisions of Rule 144 or Rule 701 under the Securities Act, shares of our common stock will be available for sale in the public market as follows:

Earliest date available for sale in the public market	Number of shares of common stock(1)

Beginning on the second trading day after the earlier of the date we furnish an earnings release or file a quarterly or annual report for the first quarter after the most recent period for which financial statements are included in this prospectus, or the first release.	Up to million shares held by or issuable to our current and former employees, consultants, and contractors (but excluding our current executive officers and directors), or the employee stockholders, or trusts for the direct or indirect benefit of employee stockholders or immediate family members of employee stockholders, or collectively, estate planning transferees. Excludes securities held by our current executive officers and directors.

For employee stockholders and estate planning transferees, beginning on the second trading day after the earlier of the date we furnish an earnings release or file a quarterly or annual report for the second quarter following the most recent period for which financial statements are included in this prospectus, or the second post-offering earnings announcement.	Up to million additional shares held by or issuable to employee stockholders and estate planning transferees, plus any first release eligible shares held by such holders not sold during the first release, provided the date of any sale is at least 90 days after the date of this prospectus and the sale is in accordance with our insider trading policy.

For our current executive officers and directors and any other of our stockholders that are not employee stockholders or estate planning transferees, on or after the commencement of trading on the second trading day after the second post-offering earnings announcement, the earliest date on which, for 10 trading days out of any 15-consecutive full trading day period ending on such date, the last reported closing price of our common stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus.	Up to million shares held by or issuable to our current executive officers and directors and any other of our stockholders that are not employee stockholders or estate planning transferees, provided the date of any sale is at least 90 days after the date of this prospectus and the sale is in accordance with our insider trading policy.

The earlier of (i) the close of trading on the first trading day immediately after we furnish an earnings release or file a quarterly report or annual report for the third quarter following the most recent period for which financial statements are included in this prospectus and (ii) the commencement of trading on the 181st day after the date of this prospectus.
All remaining shares held by our stockholders not previously eligible for sale, subject to volume limitations applicable to “affiliates” under Rule 144 as described below.
___________________
(1)Amounts shown do not include additional shares that may be eligible for sale in the public market during the lock-up period in order to satisfy tax obligations in connection with a vesting event of our securities, the settlement of RSUs, or the payment due for the exercise of options (including a transfer to us for the “net” or “cashless” exercise of options) or other rights to purchase our securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan. On the settlement dates of the RSUs that are scheduled to vest after the closing of this offering, we must withhold income taxes at applicable minimum statutory rates based on the then-current value of the common stock underlying the portions of such RSUs that vest on such dates. The lock-up agreements described below in the sections titled “— Lock-up agreements and market standoff provisions” and “Underwriters” allow holders of our equity awards, including our officers subject to the reporting requirements of Section 16 of the Exchange Act, to sell shares of our common stock in the open market to cover any taxes owed, provided, that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that such transfer was solely pursuant to the circumstances described in the lock-up agreement. The actual number of shares eligible for sale in the public market in connection with tax obligations may differ based on holders’ personal tax rates, and if the prices at which holders of our equity awards are able to sell their shares upon vesting or exercising, as applicable, were to decrease from the assumed initial public offering price of $            per share, such holders may sell additional shares to satisfy their tax obligations.
Lock-up agreements and market standoff provisions
We, and all of our directors, executive officers, the selling stockholders, and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding upon the completion of this offering, or the lock-up parties, are subject to lock-up agreements or agreements with market standoff provisions pursuant to which they have agreed, or will agree, that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the 180 days after the date of this prospectus, or the lock-up period:
(1)offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock;
(2)enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or securities directly or indirectly convertible into or exchangeable or exercisable for our common stock; or
(3)without the prior written consent on the Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock with the Securities and Exchange Commission, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash, or otherwise. Approximately           % of our outstanding common stock and securities exercisable for or convertible into our common stock are subject to restrictions imposed by lock-up agreements with the underwriters. The lock-up parties have agreed that the foregoing precludes them from engaging in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of our common stock or securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the lock-up parties.
Notwithstanding the foregoing:
(A)beginning at the commencement of trading on the second trading day after the earlier of the date we furnish an earnings release or file a quarterly or annual report for the first quarter following the most recent period for which financial statements are included in this prospectus, up to 20% of the shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock held by (i) our current and former employees, consultants, and contractors (but excluding our current executive officers and directors), or the employee stockholders, or (ii) trusts for the direct or indirect benefit of employee stockholders or immediate family members of employee stockholders, or collectively, estate planning transferees, may be sold, which we refer to as the first release. For purposes of the first release, the number of shares of common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock that each employee stockholder and estate planning transferee will be permitted to sell is based on the number of securities held by such person on          , or the first measurement date, including all such securities held by such persons for which all vesting conditions, except a liquidity-based vesting condition, were met as of such date. We refer to the shares that may be sold by employee stockholders during this first release as the first release eligible shares.
(B)(i) beginning at the commencement of trading on the second trading day after we furnish an earnings release or file a quarterly or annual report for the second quarter following the most recent period for which financial statements are included in this prospectus, or such release or report, as applicable, the second post-offering earnings announcement, or (ii) in the case of our current executive officers and directors and any other of our stockholders that are not employee stockholders or estate planning transferees, on or after the commencement of trading on the second trading day after the second post-offering earnings announcement, the earliest date on which, for 10 trading days out of any 15-consecutive full trading day period ending on such date, the last reported closing price of our common stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus, which we refer to as the second release, up to 20% of the shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock held by (x) employee stockholders or estate planning transferees, plus any first release eligible shares held by such holders not sold during the first release, and (y) our current executive officers and directors and any other of our stockholders that are not employee stockholders or estate planning transferees, may be sold. During this second release, the number of shares of common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock that each employee stockholder is permitted to sell is based on the number of such securities held by such person on the date of the first measurement date, plus any such securities (and any related, issuable common stock) held by such person that have vested between the first measurement date and the date that is ten days prior to the second post-offering earnings announcement. No sales pursuant to this clause (B) will be permitted unless (1) the date of a contemplated sale is at least 90 days after the date of this prospectus and (2) the sale is in accordance with our insider trading policy.
(C)the lock-up period will terminate commencing on the earlier of (i) the close of trading on the first trading day after we furnish an earnings release or file a quarterly report or annual report for the third quarter following the most recent period for which financial statements are included in this prospectus and (ii) the commencement of trading on the 181st day after the date of this prospectus.
The lock-up agreements described above are subject to a number of exceptions, including sales of shares on the open market to cover taxes or estimated taxes due as a result of vesting or settlement of restricted stock units during the lock-up period. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to the lock-up agreements with the underwriters described above in whole or in part at any time. See the section titled “Underwriters” for information about these exceptions and a further description of these agreements. Upon the expiration of the lock-up period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed in this section.
The holders of approximately            % of our outstanding common stock and securities exercisable for or convertible into our common stock who have not entered into the lock-up agreement with the underwriters have previously entered into agreements that contain market standoff provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus. The forms and specific restrictive provisions within these market standoff provisions vary significantly. For example, some of these market standoff provisions do not specifically restrict hedging transactions and others may be subject to different interpretations between us and stockholders as to whether they restrict hedging. Sales, short sales, or hedging transactions involving our securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our common stock.
Certain of our employees, including our executive officers and directors, may from time to time enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted except in compliance with, or following the expiration of, the lock-up agreements relating to the offering described above.
Rule 144
Affiliate resales of restricted securities
In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell, upon expiration of the market standoff agreements and lock-up agreements described above, in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
*1% of the number of shares of our common stock then outstanding, which will equal approximately           shares immediately after this offering; or
*the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and the New York Stock Exchange concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.
Non-affiliate resales of restricted securities
In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements and/or market standoff as described elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 registration statement
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our 2023 Plan, our ESPP, our 2020 Plan, and our 2010 Plan, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144, in each case, subject to vesting restrictions and any applicable market standoff agreements and the lock-up agreement.
Registration rights
As of June 30, 2023, holders of up to 188,127,908 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our redeemable convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of capital stock — Registration rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement, subject to vesting restrictions, and any applicable market standoff agreements.

Material U.S. federal income tax consequences to non-U.S. holders of our common stock
The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, and judicial decisions, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:
•certain former citizens or long-term residents of the United States;
•“controlled foreign corporations;”
•“passive foreign investment companies;”
•corporations that accumulate earnings to avoid U.S. federal income tax;
•banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;
•tax-exempt organizations and governmental organizations;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time;
•persons who have elected to mark securities to market; and
•persons holding our common stock as part of a hedging or conversion transaction or straddle, a constructive sale, or other risk reduction strategy or integrated investment.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of the partnership and the partners thereof generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON

STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.
Definition of non-U.S. holder
For purposes of this discussion, the term “non-U.S. holder” means any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Distributions on our common stock
We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “— Gain on disposition of our common stock” below.
Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to us or our paying agent. However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of our common stock
Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;
•the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or
•our common stock constitutes a “United States real property interest,” or USRPI, by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.
The determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (unless an applicable income tax treaty provides for different treatment) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information reporting and backup withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply regardless of whether such distributions constitute dividends and even if no withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

FATCA
FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Under applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.
Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Underwriters
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Allen & Company LLC
Citigroup Global Markets Inc.
Cowen and Company, LLC
D.A. Davidson & Co.
WR Securities, LLC
Nomura Securities International, Inc.
LionTree Advisors LLC
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Total:
The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          per share less than the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional          shares of common stock.

Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:	$	$	$
Us
The selling stockholders
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $          . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority Inc., or FINRA, of up to $          .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
We have applied to list our common stock on the New York Stock Exchange under the trading symbol “TURO.”
As disclosed above, approximately          % of stockholders are subject to lock-up agreements, or such parties, the lock-up parties, and have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the 180 days after the date of this prospectus, or the lock-up period:
(1)offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock;
(2)enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or securities directly or indirectly convertible into or exchangeable or exercisable for our common stock; or
(3)without the prior written consent on the Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock with the Securities and Exchange Commission, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash, or otherwise. The lock-up parties have agreed that the foregoing precludes them from engaging in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of our common stock or securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the lock-up parties.
Notwithstanding the foregoing:
(A)beginning at the commencement of trading on the second trading day after the earlier of the date we furnish an earnings release or file a quarterly or annual report for the first quarter following the most recent period for which financial statements are included in this prospectus, up to 20% of the shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock held by (i) our current and former employees, consultants, and contractors (but excluding our current executive officers and directors), or the employee stockholders, or (ii) trusts for the direct or indirect benefit of employee stockholders or immediate family members of employee stockholders, or collectively, estate planning transferees, may be sold, which we refer to as the first release. For purposes of the first release, the number of shares of common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock that each employee stockholder and estate planning transferee will be permitted to sell is based on the number of securities held by such person on          , or the first measurement date, including all such securities held by such persons for which all vesting conditions, except a liquidity-based vesting condition, were met as of such date. We refer to the shares that may be sold by employee stockholders during this first release as the first release eligible shares.
(B)(i) beginning at the commencement of trading on the second trading day after we furnish an earnings release or file a quarterly or annual report for the second quarter following the most recent period for which financial statements are included in this prospectus, or such release or report, as applicable, the second post-offering earnings announcement, or (ii) in the case of our current executive officers and directors and any other of our stockholders that are not employee stockholders or estate planning transferees, on or after the commencement of trading on the second trading day after the second post-offering earnings announcement, the earliest date on which, for 10 trading days out of any 15-consecutive full trading day period ending on such date, the last reported closing price of our common stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus, which we refer to as the second release, up to 20% of the shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock held by (x) employee stockholders or estate planning transferees, plus any first release eligible shares held by such holders not sold during the first release, and (y) our current executive officers and directors and any other of our stockholders that are not employee stockholders or estate planning transferees, may be sold. During this second release, the number of shares of common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock that each employee stockholder is permitted to sell is based on the number of such securities held by such person on the date of the first measurement date, plus any such securities (and any related, issuable common stock) held by such person that have vested between the first measurement date and the date that is ten days prior to the second post-offering earnings announcement. No sales pursuant to this clause (B) will be permitted unless (1) the date of a contemplated sale is at least 90 days after the date of this prospectus and (2) the sale is in accordance with our insider trading policy.
(C)the lock-up period will terminate commencing on the earlier of (i) the close of trading on the first trading day after we furnish an earnings release or file a quarterly report or annual report for the third quarter following the most recent period for which financial statements are included in this prospectus and (ii) the commencement of trading on the 181st day after the date of this prospectus.
See the section titled “Shares eligible for future sale” for information about the number of shares of our common stock, excluding shares sold in this offering, that may be eligible for sale during the first release and the second release.
The restrictions on the lock-up parties set forth above are subject to certain exceptions, including with respect to:
(i)transactions relating to common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made during the lock-up period;
(ii)transfers of our common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock as bona fide gifts, a charitable contribution, or for bona fide estate planning purposes, provided that the transferee enters into a lock-up agreement with the underwriters and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock is required or voluntarily made during the lock-up period;
(iii)transfers of our common stock or any securities directly or indirectly convertible or exchangeable or exercisable for our common stock by will or intestacy upon death of the lock-up party, to any immediate family member of the lock-up party, or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of the trust, provided that the transferee enters into a lock-up agreement with the underwriters and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock is required or voluntarily made during the lock-up period;
(iv)if the lock-up party is a corporation, partnership, limited liability company, trust, or other business entity, transfers of our common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate (or, in each case, its nominee or custodian), or distributions of our common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock to the limited partners, limited liability company members, or shareholders of the lock-up party, provided that the transferee enters into a lock-up agreement with the underwriters and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock is required or voluntarily made during the lock-up period;
(v)the establishment or amendment on behalf of one of our stockholders, officers, or directors of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plans do not provide for the transfer of common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock during the lock-up period and to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of common stock may be made under such plan during the lock-up period;
(vi)transfers of our common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock that occur by operation of law pursuant to a qualified domestic order, or in connection with a divorce settlement or other court order, provided that the transferee enters into a lock-up agreement with the underwriters and any filing required under Section 16(a) of the Exchange Act during the lock-up period will indicate in the footnotes that the filing relates to the circumstances described in the lock-up agreement;
(vii)transfers or sales of common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock to satisfy any tax, including estimated tax, remittance or other payment obligations arising in connection with a vesting event of our securities, the settlement of restricted stock units, or the payment due for the exercise of options (including a transfer to us for the “net” or “cashless” exercise of options) or other rights to purchase our securities, in all such cases pursuant to equity awards granted under our stock incentive plan or other equity award plan described in this prospectus, provided that any remaining common stock received upon vesting, settlement, or exercise will be subject to the terms of the lock-up agreement and any filing required under Section 16(a) of the Exchange Act during the lock-up period will indicate in the footnotes that the filing relates to the circumstances described in the lock-up agreement;
(viii)transfers of our common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock to us pursuant to any right to repurchase arising upon termination of the lock-up party’s employment with us, provided that such repurchase right is pursuant to contractual agreements with us and any filing required under Section 16(a) of the Exchange Act during the lock-up period will indicate in the footnotes that the filing relates to the circumstances described in the lock-up agreement; and
(ix)transfers of our common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our common stock in connection with a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is made to all holders of common stock, involves a change of control and is approved by our board of directors, provided that if such transaction is not completed, all such securities would remain subject to the restrictions set forth above.
The lock-up restrictions described above do not apply to us with respect to certain transactions, including in connection with (1) the sale of our common stock to the underwriters pursuant to the underwriting agreement related to this offering; (2) the issuance of shares of our common stock or securities convertible into or exercisable for our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (3) grants of stock options, stock awards, restricted stock, restricted stock units, or other equity awards and the issuance of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants, in each case pursuant to the terms of an equity compensation plan in effect on the date of the underwriting agreement and described in this prospectus, and provided that each recipient of such grant shall execute and deliver a signed lock-up agreement; (4) our facilitating the establishment of trading plans on behalf of our stockholders, officers, directors, or employees pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that (a) such plans do not provide for the transfer of shares of our common stock during the lock-up period (except to the extent otherwise allowed pursuant to the terms of the lock-up agreements described above) and (b) to the extent we are required to or voluntarily make a public announcement or filing under the Exchange Act regarding the establishment or amendment of such plan, such announcement or filing must include a statement to the effect that no transfer of our common stock may be made under such plan during the lock-up period; (5) the filing of any registration statement on Form S-8 relating to securities (i) granted or to be granted pursuant to any equity compensation plan in effect on the date of the underwriting agreement and described in this prospectus or (ii) otherwise eligible to be included on a registration statement on Form S-8 and described in this prospectus or (6) our issuance, sale, or entry into an agreement providing for the issuance or sale of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for or represent the right to receive our common stock in connection with acquisitions or other strategic transactions in an amount not to exceed 5% of the total number of shares of common stock outstanding immediately following the completion of this offering, provided that the recipient of any such shares of our common stock or other securities issued or granted pursuant to clauses (3) and (6) during the lock-up period shall enter into a lock-up agreement with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters.
If, prior to the termination of the lock-up period, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC enter into an agreement with any officer, director, or holder of at least one percent of the our then-outstanding shares of common stock and such other agreements waives, terminates, or suspends an existing lock-up restriction, in whole or in part, permanently or for a limited period of time, then the lock-up agreement with such person shall be deemed to be automatically modified without further action, so the lock-up restrictions in the lock-up agreement are also waived, terminated, or suspended on the same terms and for the same percentage of such person’s holdings in our common stock. This release shall not apply for releases granted from any lock-up restrictions for an amount less than or equal to our total outstanding shares of common stock or with respect to any primary or secondary underwritten public offering.
In addition, each lock-up party has agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, it will not make any demand for, or exercise any right in connection with the offering with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, may release the securities subject to the lock-up agreements with the underwriters described above in whole or in part at any time.
Approximately     % of our outstanding common stock and securities exercisable for or convertible into our common stock are subject to restrictions imposed by lock-up agreements with the underwriters. We have a large number of stockholders and such stockholders have acquired their interests over an extended period of time and pursuant to a number of different agreements containing a variety of terms governing restrictions on the sale, short sale, transfer, hedging, pledging, or other disposition of their interests in our equity. The holders of approximately     % of our outstanding common stock and securities exercisable for or convertible into our common stock who have not entered into the lock-up agreement with the underwriters have previously entered into agreements that contain market standoff provisions imposing restrictions on the sale, loan, granting of any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our securities, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our securities. Parties to the market standoff agreements are subject to the restrictions and lock-up periods of the lock-up agreements entered into with the underwriters and described elsewhere in this prospectus. The forms and specific restrictive provisions within these market standoff provisions vary significantly. For example, some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and stockholders as to whether they restrict hedging. Sales, short sales, or hedging transactions involving our securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our common stock. In addition, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may waive the lock-up agreements entered into by holders of our securities with the underwriters before they expire.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may offer and sell the shares of common stock through certain of their affiliates or other registered broker-dealers or selling agents.
We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with the offering.
Directed share program
At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale at the initial public offering price to eligible hosts in good standing on our platform and certain individuals identified by our officers and directors. Eligible hosts consist of hosts who have met the performance criteria to become All-Star Hosts, reside in the United States, the United Kingdom, France, or Australia, and had, between January 1, 2023 and July 31, 2023, completed at least one trip as a host, and as of July 31, 2023, had at least 95% of rated trips earn five stars. Hosts in the United Kingdom, France, and Australia must also meet certain earnings thresholds over the same time period to be eligible. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. None of our directors, executive officers, or employees will purchase shares in the directed share program. We have agreed to indemnify Morgan Stanley & Co. LLC and its affiliates against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of such reserved shares. Shares sold through the directed share program will not be subject to lock-up restrictions.
Other relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. The factors considered in determining the initial public offering price include our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling restrictions
European Economic Area
In relation to each Member State of the European Economic Area, or each, a Relevant Member State, an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
None of our common stock have been offered or will be offered to the public in the United Kingdom except that our common stock may be offered to the public in the United Kingdom at any time:
•to any legal entity which is a qualified investor as defined in as defined under Article 2 of the U.K. Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Section 86 of the FSMA, provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Section 85 of the FSMA.
For the purposes of this provision, the expression an “offer to the public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
In addition, in the United Kingdom, this prospectus is only addressed to, and directed only at, qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
Singapore SFA Product Classification — In connection with Section 309B of the Securities and Futures Act of Singapore, or SFA, and the Capital Markets Products, or CMP, Regulations 2018, unless otherwise specified before an offer of shares of common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A, Chapter 289 of the SFA), under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA; (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares of common stock under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets); (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors, or QII
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For non-QII investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;
•has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).
The common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Brazil
The offer and sale of our common stock has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our common stock cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our common stock, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of common stock to the public in Brazil.
China
This prospectus will not be circulated or distributed in the People’s Republic of China, or PRC, and the common stock will not be offered or sold and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
France
Neither this prospectus nor any other offering material relating to the common stock offered by this prospectus has been or will be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be:
(a)released, issued, distributed, or caused to be released, issued, or distributed to the public in France; or
(b)used in connection with any offer for subscription or sale of the notes to the public in France.
Such offers, sales and distributions will be made in France only:
(a)to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b)to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(c)in a transaction that, in accordance with Article L.411-2-I-1°-or-2° -or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).
The common stock may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Kuwait
The common stock has not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the common stock in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the common stock.
Qatar
The common stock described in this prospectus have not been, and will not be, offered, sold, or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the common stock. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Switzerland
The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
United Arab Emirates
The shares of common stock have not been and are not being publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Center, or the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Legal matters
The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Francisco, California. Freshfields Bruckhaus Deringer US LLP, Redwood City, California, is acting as counsel to the underwriters in connection with this offering.
Experts
The consolidated financial statements of Turo Inc. and subsidiaries as of December 31, 2021 and 2022 and for each of the years in the three-year period ended December 31, 2022, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
Where you can find additional information
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.
Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at turo.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Turo Inc.

Report of independent registered public accounting firm
To the stockholders and board of directors
Turo Inc.:
Opinion on the consolidated financial statements
We have audited the accompanying consolidated balance sheets of Turo Inc. and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive (loss) income, redeemable non-controlling interest, redeemable convertible preferred stock, and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Change in accounting principle
As discussed in Note 1(kk) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of Accounting Standards Codification (ASC) 842, Leases.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
San Francisco, California
March 23, 2023

Turo Inc.
Consolidated balance sheets
(in thousands, except share and per share amounts)

	December 31,
	2021	2022	June 30, 2023
Assets			(unaudited)
Current assets:
Cash and cash equivalents	$245,343	$300,953	$276,047
Accounts receivable, net	1,629	3,035	4,243
Prepaid expenses and other current assets	29,973	55,689	70,610
Insurance deposits, current	—	35,681	39,769
Funds held at payment processors	74,999	108,208	159,810
Funds held for hosts	—	1,971	6,665
Total current assets	351,944	505,537	557,144
Restricted cash	55,120	34,894	36,268
Property and equipment, net	7,776	12,369	18,363
Goodwill	—	30,942	31,307
Intangible assets, net	—	9,258	6,783
Operating lease right-of-use assets	—	20,824	18,136
Insurance deposits, non-current	18,967	75,817	119,215
Deferred income tax assets	—	67,781	67,435
Other long-term assets	3,785	5,734	6,224
Total assets	$437,592	$763,156	$860,875
Liabilities, redeemable non-controlling interests, redeemable convertible preferred stock, and stockholders' deficit
Current liabilities:
Accounts payable	$6,861	$18,407	$10,461
Funds payable to hosts	58,692	76,783	136,335
Debt, current	—	190	263
Insurance reserves	65,076	123,359	124,426
Accrued liabilities	83,930	125,364	161,193
Operating lease liabilities, current	—	4,292	4,478
Unearned fees	24,002	31,482	64,376
Total current liabilities	238,561	379,877	501,532
Preferred stock warrant liability	145,971	95,247	123,424
Operating lease liabilities, non-current	—	18,996	16,588
Debt, non-current	—	884	760
Other liabilities	1,879	1,229	1,346
Total liabilities	386,411	496,233	643,650
Commitments and contingencies (Note 5)
Redeemable non-controlling interests	—	33,857	4,237
Redeemable convertible preferred stock, $0.001 par value; 170,034,432, shares authorized as of December 31, 2021 and 2022, and June 30, 2023 (unaudited); 170,034,432, 169,952,096, and 169,952,096 shares issued and outstanding as of December 31, 2021 and 2022 and June 30, 2023 (unaudited), respectively; liquidation preference of $497,563, $497,516, and $497,516 as of December 31, 2021 and 2022 and June 30, 2023 (unaudited), respectively	471,311	471,264	471,264
Stockholders' deficit:
Common stock, $0.001 par value; 267,000,000 shares authorized as of December 31, 2021 and 2022, and June 30, 2023 (unaudited) respectively; 30,795,020, 31,642,548, and 31,468,654, shares issued and outstanding as of December 31, 2021 and 2022 and June 30, 2023 (unaudited), respectively	31	32	32
Additional paid-in capital	35,038	61,723	63,355
Accumulated other comprehensive (loss) income	(79)	(367)	146
Accumulated deficit	(455,120)	(299,586)	(321,809)
Total stockholders' deficit	(420,130)	(238,198)	(258,276)
Total liabilities, redeemable non-controlling interests, redeemable convertible preferred stock, and stockholders' deficit	$437,592	$763,156	$860,875
See accompanying notes to consolidated financial statements

Turo Inc.
Consolidated statements of operations
(in thousands, except per share amounts)

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Net revenue	$149,905	$469,047	$746,592	$333,056	$408,630
Costs and expenses
Cost of net revenue	96,716	199,988	341,510	156,359	195,721
Operations and support	13,082	33,546	64,286	27,930	37,987
Product development	17,749	33,269	55,082	23,358	34,443
Sales and marketing	20,037	52,713	111,297	45,066	62,218
General and administrative	58,039	102,975	140,597	63,667	78,660
Total costs and expenses	205,623	422,491	712,772	316,380	409,029
(Loss) income from operations	(55,718)	46,556	33,820	16,676	(399)
Other income and (expense), net
Change in fair value of redeemable convertible preferred stock warrant	(41,934)	(85,238)	50,724	59,244	(28,177)
Interest income	936	22	5,317	235	8,424
Other income and (expense), net	(281)	(616)	566	(95)	244
Other income and (expense), net	(41,279)	(85,832)	56,607	59,384	(19,509)
(Loss) income before provision for income taxes	(96,997)	(39,276)	90,427	76,060	(19,908)
Provision for (benefit from) income taxes	86	1,106	(64,237)	1,743	3,010
Net (loss) income	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Add: Net loss attributable to non-controlling interests	—	—	870	110	695
Net (loss) income for Turo Inc.	$(97,083)	$(40,382)	$155,534	$74,427	$(22,223)
Deemed dividend attributable to repurchase of preferred stock	—	—	(653)	—	—
Adjustments to redemption value for redeemable non-controlling interests	—	—	(22,197)	(21,507)	(332)
Undistributed earnings attributable to participating securities	—	—	(119,184)	(50,535)	—
Net (loss) income attributable to Turo Inc. common stockholders	$(97,083)	$(40,382)	$13,500	$2,385	$(22,555)
Net (loss) income per share attributable to Turo Inc. common stockholders
Basic	$(3.80)	$(1.37)	$0.43	$0.08	$(0.71)
Diluted	$(3.80)	$(1.37)	$(1.13)	$(1.62)	$(0.71)
Weighted-average number of shares outstanding attributable to Turo Inc. common stockholders:
Basic	25,555	29,380	31,265	31,067	31,555
Diluted	25,555	29,380	32,875	34,286	31,555
See accompanying notes to consolidated financial statements

Turo Inc.
Consolidated statements of comprehensive (loss) income
(in thousands)

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Net (loss) income	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Other comprehensive (loss) income:
Change in foreign currency translation adjustments	30	(38)	(288)	(1,277)	513
Comprehensive (loss) income including non-controlling interests	(97,053)	(40,420)	154,376	73,040	(22,405)
Comprehensive loss attributable to non-controlling interests	—	—	870	110	695
Change in foreign currency translation attributable to non-controlling interest	—	—	81	358	(56)
Comprehensive (loss) income to Turo Inc.	$(97,053)	$(40,420)	$155,327	$73,508	$(21,766)
See accompanying notes to consolidated financial statements

Turo Inc.
Consolidated statements of redeemable non-controlling interest, redeemable convertible preferred stock, and stockholders' deficit
(in thousands, except share amounts)

		Redeemable convertible preferred stock		Common stock			Accumulated other comprehensive (loss) income
	Redeemable non-controlling interest	Shares	Amount	Shares	Amount	Additional paid-in capital		Accumulated deficit	Total stockholders' deficit
Balance as of December 31, 2019	$—	169,763,690	$469,977	24,857,012	$25	$3,630	$(71)	$(317,655)	$(314,071)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $39	—	270,742	1,334	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	1,781,654	2	1,138	—	—	1,140
Stock-based compensation	—	—	—	—	—	9,299	—	—	9,299
Translation adjustment	—	—	—	—	—	—	30	—	30
Net loss	—	—	—	—	—	—	—	(97,083)	(97,083)
Balance as of December 31, 2020	$—	170,034,432	$471,311	26,638,666	27	14,067	(41)	(414,738)	(400,685)
Issuance of common stock upon exercise of stock options	—	—	—	4,171,354	4	6,101	—	—	6,105
Stock-based compensation	—	—	—	—	—	15,095	—	—	15,095
Repurchase of common stock	—	—	—	(15,000)	—	(225)	—	—	(225)
Translation adjustment	—	—	—	—	—	—	(38)	—	(38)
Net loss	—	—	—	—	—	—	—	(40,382)	(40,382)
Balance as of December 31, 2021	$—	170,034,432	$471,311	30,795,020	31	35,038	(79)	(455,120)	(420,130)
Issuance of common stock upon exercise of stock options	—	—	—	1,244,735	1	2,408	—	—	2,409
Stock-based compensation	—	—	—	—	—	19,962	—	—	19,962
Repurchase of common stock	—	—	—	(397,207)	—	(3,638)	—	—	(3,638)
Repurchase of Series A redeemable convertible preferred stock	—	(82,336)	(47)	—	—	(653)	—	—	(653)
Redeemable non-controlling interest in Brie estimated at fair value upon acquisition	43,333	—	—	—	—	—	—	—	—
Adjustment to redeemable non-controlling interest to contract carrying value	(31,183)	—	—	—	—	31,183	—	—	31,183
Accretion adjustment to current redemption value for non-controlling interest	22,197	—	—	—	—	(22,197)	—	—	(22,197)
Vesting of Brie Class C shares at fair value	1,374	—	—	—	—	(1,374)	—	—	(1,374)
Adjustment to contract carrying value of Brie Class C vested shares	(994)	—	—	—	—	994	—	—	994
Translation adjustment	—	—	—	—	—	—	(288)	—	(288)
Net (loss) Income	(870)	—	—	—	—	—	—	155,534	155,534
Balance as of December 31, 2022	$33,857	169,952,096	$471,264	31,642,548	$32	$61,723	$(367)	$(299,586)	$(238,198)
See accompanying notes to consolidated financial statements

Turo Inc.
Consolidated statements of redeemable non-controlling interest, redeemable convertible preferred stock, and stockholders' deficit
(in thousands, except share amounts)

		Redeemable convertible preferred stock		Common stock			Accumulated other comprehensive (loss) income
	Redeemable non-controlling interest	Shares	Amount	Shares	Amount	Additional paid-in capital		Accumulated deficit	Total stockholders' deficit
Balance as of December 31, 2021	$—	170,034,432	$471,311	30,795,020	$31	$35,038	$(79)	$(455,120)	$(420,130)
Issuance of common stock upon exercise of stock options	—	—	—	642,526	—	1,508	—	—	1,508
Stock-based compensation	—	—	—	—	—	9,818	—	—	9,818
Repurchase of common stock	—	—	—	(88,670)	—	(1,194)	—	—	(1,194)
Redeemable non-controlling interest in Brie estimated at fair value upon acquisition	43,617	—	—	—	—	—	—	—	—
Adjustments to redeemable non-controlling interest	(31,103)	—	—	—	—	31,103	—	—	31,103
Accretion adjustment to current redemption value for non-controlling interest	21,507	—	—	—	—	(21,507)	—	—	(21,507)
Adjustment to contract carrying value of Brie Class C vested shares	(284)	—	—	—	—	284	—	—	284
Translation adjustment	—	—	—	—	—	—	(1,277)	—	(1,277)
Net income	(110)	—	—	—	—	—	—	74,427	74,427
Balance as of June 30, 2022 (unaudited)	$33,627	170,034,432	$471,311	31,348,876	$31	$55,050	$(1,356)	$(380,693)	$(326,968)

Balance as of December 31, 2022	$33,857	169,952,096	$471,264	31,642,548	$32	$61,723	$(367)	$(299,586)	$(238,198)
Issuance of common stock upon exercise of stock options	—	—	—	784,561	1	1,243	—	—	1,244
Stock-based compensation	—	—	—	—	—	9,861	—	—	9,861
Repurchase of common stock	—	—	—	(958,455)	(1)	(8,989)	—	—	(8,990)
Payment for non-controlling interest	(29,408)	—	—	—	—	—	—	—	—
Vesting of Brie Class C shares at fair value	1,110	—	—	—	—	(1,110)	—	—	(1,110)
Adjustment to contract carrying value of Brie Class C vested shares	(959)	—	—	—	—	959	—	—	959
Accretion adjustment to current redemption value for non-controlling interest	332	—	—	—	—	(332)	—	—	(332)
Translation adjustment	—	—	—	—	—	—	513	—	513
Net loss	(695)	—	—	—	—	—	—	(22,223)	(22,223)
Balance as of June 30, 2023 (unaudited)	$4,237	169,952,096	$471,264	31,468,654	$32	$63,355	$146	$(321,809)	$(258,276)
See accompanying notes to consolidated financial statements

Turo Inc.
Consolidated statements of cash flows
(in thousands)

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Cash flows from operating activities:
Net (loss) income	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,023	4,188	9,143	2,988	6,180
Stock-based compensation	8,673	14,392	18,613	9,072	9,145
Change in fair value of preferred stock warrant liability	41,934	85,238	(50,724)	(59,244)	28,177
Deferred income taxes	—	—	(68,733)	—	(215)
Loss on asset impairment and disposals	1,816	48	—	—	—
Reduction of operating lease right-of-use assets and accretion of operating lease liabilities	—	—	5,403	2,573	2,856
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	208	(805)	(1,176)	(1,523)	(1,208)
Prepaid expenses and other current assets	(3,155)	(12,969)	(25,385)	(11,687)	(13,891)
Insurance deposits	(400)	(16,559)	(92,531)	(38,689)	(47,811)
Non-current assets	76	64	(153)	(49)	5
Accounts payable	(4,753)	3,657	10,734	4,631	(6,327)
Funds held at payment processors	—	(74,999)	(33,210)	(78,375)	(51,602)
Funds payable to hosts	—	36,775	16,119	74,312	54,857
Insurance reserves	4,092	37,002	58,223	28,527	1,066
Accrued and other liabilities	5,497	53,019	40,152	31,026	34,162
Unearned fees	(1,150)	19,338	6,038	40,663	32,882
Other long-term liabilities	—	—	(1,004)	(318)	1,337
Payments for operating lease liabilities	—	—	(5,154)	(2,361)	(3,097)
Net cash (used in) provided by operating activities	(41,222)	108,007	41,019	75,863	23,598
Cash flows from investing activities:
Cash received in acquisition; net of cash paid	—	—	11,208	11,208	—
Purchases of property and equipment	(130)	(170)	(374)	(319)	(388)
Capitalized internal-use software	(4,118)	(3,534)	(8,304)	(3,850)	(7,788)
Net cash (used in) provided by investing activities	(4,248)	(3,704)	2,530	7,039	(8,176)
Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net	1,334	—	—	—	—
Purchase of redeemable non-controlling interest	—	—	—	—	(29,408)
Repurchases of common stock and redeemable convertible preferred stock	—	(225)	(4,338)	(1,194)	(8,990)
Proceeds from exercise of stock options	1,140	6,105	2,409	1,508	1,244
Deferred offering costs paid	—	(3,669)	(1,172)	(692)	(826)
Debt issuance costs	—	—	—	—	(1,067)
Proceeds from Promissory Note	6,573	—	—	—	—
Repayments of Promissory Note	—	(6,573)	—	—	(63)
Change in funds payable to hosts	(2,760)	13,925	(2,690)	1,680	4,660
Net cash provided by (used in) financing activities	6,287	9,563	(5,791)	1,302	(34,450)
Effect of exchange rate changes on cash and cash equivalents	30	(38)	(403)	(442)	190
Net (decrease) increase in cash and cash equivalents	(39,153)	113,828	37,355	83,762	(18,838)
Cash, cash equivalents and restricted cash at beginning of period	225,788	186,635	300,463	300,463	337,818
Cash, cash equivalents and restricted cash at end of period	$186,635	$300,463	$337,818	$384,225	$318,980
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$70	$56	$1,616	$608	$3,617
Stock-based compensation capitalized as internal-use software	$626	$703	$1,349	$746	$716
See accompanying notes to consolidated financial statements

Notes to consolidated financial statements
1.Description of business and summary of significant accounting policies
(a) Description of business
Turo Inc., a Delaware corporation (together with its subsidiaries collectively referred to as “the Company” or “Turo”), is a privately held company formed in 2009 and is headquartered in San Francisco, California. The Company operates a peer-to-peer car sharing marketplace that connects hosts and guests (collectively referred to as “customers”) online or through mobile devices. The Company currently operates primarily in cities across the United States, Canada, the United Kingdom, France, and Australia, allowing guests to choose from a wide selection of nearby vehicles while hosts can earn extra money to offset the costs of vehicle ownership.
(b)Liquidity
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements for the years ended December 31, 2020 and 2021 and six months ended June 30, 2023, the Company incurred net losses of $97.1 million, $40.4 million, and $22.9 million, respectively. During the year ended December 31, 2022 and the six months ended June 30, 2022 (unaudited), the Company incurred net income of $154.7 million and $74.3 million, respectively. During the year ended December 31, 2020, the Company’s operations used cash of $41.2 million. During the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023 (unaudited), the Company’s operations provided cash of $108.0 million, $41.0 million, $75.9 million, and $23.6 million, respectively. The Company’s primary source of operating funds in recent years has been from revenue generated from sales. In addition, as further discussed in Note 5. Commitments and contingencies, the Company has contingencies for which a negative outcome could potentially have a material impact on its cash resources.
Management’s forecast of cash flows for the period through September 8, 2024 (12 months after the issuance date of the financial statements) indicates that the Company will be able to meet its obligations as they become due without supplemental financing.
(c)Principles of consolidation
The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and include the consolidated accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.
Certain amounts previously presented in the consolidated statement of operations for prior periods have been changed to conform to the current presentation. Costs associated with operations and support, previously reported in cost of net revenue, are now presented as a separate line on the statement of operations. In addition, the Company has removed gross profit presentation, which is not a performance metric used by management in managing the operations of the business. The changes to the presentation and classification had no effect on loss from operations, net loss, previously reported assets or equity.
(d)Unaudited interim consolidated financial information
The accompanying interim consolidated balance sheet as of June 30, 2023 and the consolidated statements of operations, comprehensive (loss) income, redeemable non-controlling interest, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the six months ended June 30, 2022 and 2023, and the related footnote disclosures, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly the Company’s financial position as of June 30, 2023 and its results of operations and cash flows for the six months ended June 30, 2022 and 2023. The financial data and other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited. The results for the six months ended June 30, 2022 and 2023 are not necessarily indicative of the results expected for the full year ending December 31, 2023 or any future period.
(e)Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts, subrogation receivable and allowance, current insurance deposits. capitalization of and estimated useful life of internal use software, legal loss contingencies accrual, the fair value of preferred stock warrants, the valuation of the Company’s stock-based awards, including the determination of the fair value of common stock, the valuation of acquired goodwill and intangible assets, the valuation of deferred tax assets, the assessment of useful lives of long-lived assets, the valuation and assessments of non-controlling interests, insurance liabilities, indirect tax liabilities, and other contingencies.
(f)Segment information
Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in making decisions regarding resource allocation and performance assessment. The Company’s CODM is its Chief Executive Officer. The Company has determined it has one operating and reportable segment as the CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.
(g)Foreign currency
The functional currency of the Company’s foreign subsidiaries is its respective local currency. Accordingly, all assets and liabilities related to these operations are translated into U.S. dollars at the current exchange rates at the end of each period and recorded as part of a separate component of stockholders’ deficit and reported in the consolidated statements of comprehensive (loss) income. Revenue and expenses are translated at average exchange rates in effect during the period. Foreign currency transaction (loss) income is included in the results of operations and has not been material to date.
(h)Cash and cash equivalents
Cash includes demand deposits with banks or financial institutions as well as cash in transit from payment processors. Cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less.
(i)Restricted cash
Restricted cash is pledged as security for letters of credit established by the Company for certain insurance policies, obligations under the Company’s facilities leases, and various other airport and municipalities. Restricted cash is classified as current and non-current assets based on the contractual or estimated term of the remaining restriction.
The reconciliation of cash, cash equivalents, and restricted cash to amounts presented in the consolidated statements of cash flows are as follows (in thousands):

	December 31,			June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Cash and cash equivalents	$145,192	$245,343	$300,953	$321,544	$276,047
Restricted cash	33,451	55,120	34,894	56,213	36,268
Cash and cash equivalents included in funds held for hosts	7,992	—	1,971	6,468	6,665
Total cash, cash equivalents, and restricted cash	$186,635	$300,463	$337,818	$384,225	$318,980
(j)Concentrations of credit risk
Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. The Company’s cash, cash equivalents, and restricted cash are generally held with large financial institutions. Deposits held with these financial institutions are in excess of the amount of Federal Deposit Insurance Corporation insured limits provided on such deposits.
As of December 31, 2021 and 2022 and June 30, 2023 (unaudited), no single customer represented more than 10% of accounts receivable, and during the years ended December 31, 2020, 2021, and 2022 and the six months ended June 30, 2022 and 2023 (unaudited), no single customer represented more than 10% of the Company’s total net revenue.
(k)Fair value of financial instruments
The Company records its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. This hierarchy requires the Company to use observable market data when available and to minimize the use of unobservable inputs when determining fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Financial instruments measured and disclosed at fair value are classified and disclosed based on the observability of inputs used in the determination of fair value as follows:
Level 1: Unadjusted, quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The carrying amounts of cash, cash equivalents, funds held for and payable to hosts, funds held at payment processors, restricted cash, accounts receivable, insurance deposits, and accounts payable, approximate their fair values due to their short-term nature. The carrying amount of the Company’s preferred stock warrant liability is its fair value. The carrying amount of the Company’s debt approximates fair value as the stated interest rate approximates market rates currently available to the Company.
(l)Accounts receivable, net
The majority of the Company’s guests pay for trip reservations prior to departing on their trip, generally when the reservation is booked. Accounts receivable primarily represents amounts billed to guests post-trip for incremental trip charges, net of an allowance for credit losses. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts considering the age of outstanding invoices, collection history, current market conditions, and reasonable and supportable forecasts of future economic conditions. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. The allowance for credit losses was zero as of December 31, 2021 and 2022 and June 30, 2023 (unaudited). The Company recorded bad debt expense of $3.8 million, $4.3 million, $13.4 million, $6.1 million, and $9.0 million for the years ended December 31, 2020, 2021 and 2022 and six months ended June 30, 2022 and 2023 (unaudited), respectively.
(m)Receivables for property damage claims, net
The Company pursues recovery of certain property damage amounts paid out to hosts. These amounts are recorded within prepaid expenses and other current assets in the accompanying consolidated balance sheets and represent the amount of damage the Company expects to recover. The Company maintains a reserve against these amounts based on actual historical data with respect to damage expense and collections.

Receivables for property damage are recorded as a contra-expense (a credit to cost of net revenue in the accompanying consolidated statements of operations). See Note 3. Balance sheet components, for details of the balances.
(n)Funds held at payment processors, funds held for hosts and funds payable to hosts
In 2021, the Company began utilizing a third-party payment processor to maintain and hold funds received from guests payable to hosts until trips are completed and are included in funds held at payment processors as of December 31, 2021.
In May 2022, as a result of the acquisition of OuiCar SAS (“Ouicar”) (see Note 6. Acquisition), the Company acquired funds held for hosts and funds payable to hosts, which represented cash received from guests via third-party credit card processors, which flows through a Company bank account for payment to hosts. This cash represents the total amount due to hosts, and as such, a liability for the same amount is recorded to funds payable to the Company’s hosts.
(o)Property and equipment, net
Property and equipment, net is stated at cost less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally two to three years, or over the shorter of the useful life or related lease term for leasehold improvements. Maintenance and repairs are charged to expenses as incurred.
When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on such sale or disposal is reflected in general and administrative expense in the accompanying consolidated statements of operations.
(p)Internal-use software development costs
The Company capitalizes qualifying internal-use software development costs that are incurred during the app development stage. Capitalization of costs begins when two criteria are met: the preliminary project stage is completed, and it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.
Capitalized software development costs are included in property and equipment, net. These costs are amortized over the estimated useful life of the software, generally three years, on a straight-line basis. The amortization of internal-use software development costs is included in cost of net revenue in the consolidated statements of operations.
(q) Goodwill and intangible assets
Goodwill represents the future economic benefits arising from other assets acquired in a business combination not individually identified and separately recognized. Goodwill is measured as the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, and the fair value of any previously held equity interests in the acquiree over the net of the acquisition-date values of the identifiable assets acquired and the liabilities assumed. Goodwill has an indefinite useful life and is tested for impairment in the fourth quarter or whenever events or changes in circumstances indicate that goodwill might be impaired.
Finite-lived intangible assets, which includes acquired developed technology, host and guest relationships, and trademarks are recorded at fair value, net of accumulated amortization, and are amortized using the straight-line method. The Company assesses the impairment of long-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
The Company has not recorded impairment charges on goodwill and finite-lived intangible assets for the periods presented in these consolidated financial statements. Goodwill and intangible assets are recorded in the functional currency of the acquired entity.
(r)Accounting for impairment of property and equipment
The Company evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. The asset impairment losses for the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2022 and 2023 (unaudited) were immaterial.
(s)Insurance deposits
The Company has entered into insurance agreements with various third-party insurance providers in order to offer the Company’s hosts and guests both liability and property damage protection. Pursuant to some of these agreements, the Company is required to provide cash collateral to the insurance providers to secure deductible loss reimbursements, premium payments, and other obligations. Insurance deposits can be utilized to offset future third-party liability claims incurred. Current insurance deposits represent the Company’s best estimate of paid losses to be applied in the next twelve months. Insurance deposits on the consolidated balance sheets contain $19.0 million $111.5 million, and $159.0 million associated with collateral paid to insurance providers under these arrangements as of December 31, 2021 and 2022 and June 30, 2023 (unaudited), respectively.
The Company is also required by certain of its insurance providers to provide collateral secured by a standby letter of credit. See Note 5. Commitments and contingencies.
(t)Deferred offering costs
Deferred offering costs of $3.7 million, $4.8 million, and $5.7 million have been recorded as other long-term assets on the consolidated balance sheets as of December 31, 2021 and 2022, and June 30, 2023 (unaudited), respectively, and consist of expenses incurred in connection with the Company’s planned initial public offering (“IPO”), including legal, accounting, printing, and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to stockholders’ equity and recorded against the proceeds of the offering. If the Company terminates its planned IPO or if there is a significant delay, all of the deferred offering costs will be immediately written off to operating expenses in the consolidated statements of operations.
(u)Insurance reserves
The Company uses a combination of third-party and self-insurance mechanisms to provide for potential liabilities for certain risks including automobile liability, under-insured motorist, and automobile physical damage. The insurance reserves represent the estimated ultimate cost for claims incurred but not paid and claims that have been incurred but not yet reported and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. These estimates are continually reviewed and adjusted as experience develops and new information becomes known.
Liability insurance claims may take several years to completely settle, and the Company has limited historical loss experience. Because of the limited operational history, the Company makes certain assumptions based on currently available information and industry statistics and utilizes generally accepted actuarial methods to estimate the reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, economic and healthcare cost trends, and the results of related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Accordingly, actual losses may vary significantly from the estimated amounts reported in the financial statements. Reserves are continually reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ materially from the Company’s estimates, which could result in losses over the Company’s reserved amounts.
(v)Freestanding preferred stock warrants
The Company’s warrants to purchase convertible preferred stock are classified as a liability on the consolidated balance sheets and held at fair value because the warrants are exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ deficit. The warrant liability is subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income and (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the closing of a qualifying initial public offering. In situations in which a liquidation event does not occur and there is no preferred stock outstanding, the warrants become exercisable into common stock and accordingly reclassified to stockholders’ deficit.

(w)Revenue recognition
The Company generates revenue from facilitating guest bookings of vehicles offered by hosts on the Company’s platform (referred to as the “Marketplace service”) as well as through offering insurance protection products. The Company generates substantially all revenue from trips booked on its platform.
The Company considers both hosts and guests to be its customers. The Company’s Terms of Service (“ToS”) are initiated by a guest and approved by the host. At such time, the host agrees to provide the use of the vehicle, and the host and the guest also agree upon the applicable booking value as well as host fees and guest fees (collectively “service fees”). The amounts charged for trip fees for the Marketplace service vary based on factors such as the vehicle type, the day of the week, time of the trip, and the duration of the trip. The Company charges service fees in exchange for certain activities, including the use of the Company’s platform, customer support, and payment processing activities. These activities are not distinct from each other and are not separate performance obligations. As a result, these services integrate together to form a single performance obligation, which is to facilitate the booking of a vehicle. The Company’s service occurs upon the completion of a check-in event (a “check-in”) whereby the guest receives possession of the vehicle for personal use over the specified trip length. The Company recognizes revenue upon check-in as its performance obligation is satisfied upon check-in, and the Company has the right to receive payment for the fulfillment of the performance obligation.
The Company charges service fees to its customers as a percentage of the value of the booking, excluding taxes. The Company collects both the booking value from the guest on behalf of the host and the applicable guest fees owed to the Company using the guest’s pre-authorized payment method. After the trip is complete, the Company disburses the booking value to the host, less the fees due from the host to the Company.
The Company also offers guests the option to purchase, and requires substantially all hosts to purchase, insurance protection products (“Protection Plan Services”). Amounts charged for Protection Plan Services (“Protection Plan Fees”) vary based upon the level of insurance protection purchased. The provision of protection services by the Company is a distinct performance obligation as the host and guest benefit from this service separately from the booking of a vehicle, and it represents a separate promise in the contract with the customer. The Company collects Protection Plan Fees from the customer upfront at the same time the service fees are collected. The Company provides Protection Plan Services each day over the duration of the trip, and therefore revenue is recognized ratably over the trip period.
The Company’s ToS stipulates that a host may cancel a confirmed booking at any time up to check-in. Therefore, the Company determined that for accounting purposes, each booking is a separate contract with the host and guest, and the contracts are not enforceable until check-in. Since an enforceable contract for accounting purposes is not established until check-in, there were no partially satisfied or unsatisfied performance obligations as of December 31, 2021 and 2022 and June 30, 2023 (unaudited). The service fees collected from customers prior to check-in are recorded as unearned fees. Unearned fees are not considered contract balances under ASC 606-10-50-8 because they are subject to refund in the event of a cancellation. Unearned fees also consist of nonrefundable payments from customers related to trips currently in progress at period end. Unearned fees subject to refund totaled $20.2 million, $26.7 million, and $58.8 million at December 31, 2021 and 2022, and June 30, 2023 (unaudited), respectively. Unearned fees associated with trips in progress totaled $3.8 million, $4.7 million, and $5.6 million as of December 31, 2021 and 2022 and June 30, 2023 (unaudited), respectively. These amounts are expected to be fully recognized as revenue within 12 months.
The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not it is the principal (gross) or the agent (net) in the transaction. As part of the evaluation for its Marketplace service, the Company considers whether it controls the right to use the vehicle before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the booking of the vehicle, whether it has inventory risk associated with the vehicle, and whether it has discretion in establishing the prices for the vehicles booked. The Company determined that it does not establish pricing for vehicles listed on its platform and does not control the right to use the host’s vehicle at any time before, during, or after completion of a trip booked on the Company’s platform. Accordingly, the Company has concluded that it is acting in an agent capacity, and revenue is presented net reflecting the service fees received from the Marketplace service.
The Company has determined it bears the risk of loss or damage to the host vehicle, subject to the provisions and exclusions of its ToS, as it relates to the provision of Protection Plan Services and as such, it is the principal in the transaction as it relates to this performance obligation.

(i)Refunds and credits
In certain instances, the Company issues refunds to customers as part of its customer support activities in the form of cash or credits to be applied to future bookings. The Company accounts for refunds as variable consideration, which results in a reduction to revenue.
The Company evaluates whether the cumulative amount of payments made to customers that are not in exchange for a distinct good or service received from customers exceeds the cumulative revenue earned since inception of the customer relationships. Any cumulative payments in excess of cumulative revenue are presented as a reduction of revenue in the Company’s consolidated statements of operations.
(ii)Incentive programs
The Company offers incentives to its customers to attract guests and hosts to use the Turo platform. Guests typically receive credits or discounted fees while hosts typically receive cash incentives. Each of the incentives are described below:
Guest Promotions
The Company’s loyalty program provides qualifying Guests with the opportunity to redeem incentive credit received after the Guest has taken at least two trips, totaling five or more travel days, in the past 12 months. The Company records the incentive as a reduction of revenue at the date it records the corresponding revenue transaction, as the Company does not receive a distinct good or service at the time the incentive is earned.
Host Incentives
The Company offers various incentive programs to hosts, including minimum guaranteed payments and vehicle listing bonus payments. These host incentives are recorded as a reduction to revenue as the Company does not receive a distinct good or service in exchange for the payment or cannot reasonably estimate the fair value of the good or service received.
For the years ended December 31, 2020, 2021 and 2022 and six months ended June 30, 2022 and 2023 (unaudited), payments for incentive programs resulted in reductions to revenue of $6.7 million, $23.6 million, $41.3 million, $16.7 million, and $22.0 million, respectively, and charges to sales and marketing expense of $0.3 million, $0.2 million, $0.6 million, $0.2 million, and $0.6 million respectively.
(x)Cost of net revenue
Cost of net revenue primarily consists of costs associated with the Company’s host and guest protection programs and platform costs. Protection program costs include costs of physical damage to host vehicles, offset by amounts subrogated from third-parties, liability insurance premiums, loss reserves, claims processing, and personnel related expenses. Platform costs include payment processing fees, costs associated with third-party data centers used to host the Company’s platform, and amortization of internally developed and acquired developed technology.
(y)Operations and support
Operations and support expense primarily consists of third-party service provider fees and personnel-related expenses and allocated overhead associated with customer support provided to hosts and guests via phone, email, and chat.
(z)Product development
Product development expense primarily consists of personnel-related compensation expenses related to data analytics and the design and product development of, and improvements to, the Company’s platform, as well as expenses associated with the licensing of third-party software and allocated overhead.
(aa)Sales and marketing
Sales and marketing expense primarily consists of performance marketing and brand marketing. Sales and marketing expense also includes personnel-related compensation expenses to support the Company’s marketing initiatives and allocated overhead. These costs are expensed as incurred. Advertising expenses, which are comprised primarily of performance marketing, amounted to $12.4 million, $40.8 million, $87.9 million, $35.8 million, and $48.2 million, for the years ended December 31, 2020, 2021 and 2022 and six months ended June 30, 2022 and 2023 (unaudited) respectively.
(bb)General and administrative
General and administrative expense primarily consists of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, governmental relations, and human resources, as well as general corporate and director and officer insurance. General and administrative expense also includes reserves for legal loss contingencies, certain professional service fees, allocated overhead, and other expenses such as bad debt expense, chargebacks for fraudulent transactions, and indirect taxes.
(cc)Change in fair value of redeemable convertible preferred stock warrant liability
Change in fair value of redeemable convertible preferred stock warrant liability consists of the net changes in the fair value of the Company’s outstanding warrants to purchase redeemable convertible preferred stock that are remeasured at the end of each reporting period. The Company will continue to recognize changes in the fair value of warrants until the warrant is fully exercised, expires, or qualifies for equity classification.
(dd)Loss contingencies
The Company is involved in various lawsuits, claims, investigations, and proceedings that arise in connection with its business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. The Company records a liability in accrued expenses and other current liabilities on the consolidated balance sheets when the Company believes that it is both probable that a loss has been incurred and the amount or range can be reasonably estimated. The Company discloses material contingencies when it believes that a loss is not probable but reasonably possible. These accruals are adjusted as additional information becomes available or circumstances change. Legal costs incurred in connection with loss contingencies are expensed as incurred.
(ee) Income taxes
Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established or adjusted where necessary to reduce deferred tax assets to amounts expected to be realized. The Company evaluates uncertain tax positions taken or expected to be taken in the course of preparing its tax return to determine whether the tax positions are more likely than not of being sustained upon challenge by the applicable tax authority. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties in other income and (expense), net.
(ff)Stock-based compensation
The Company measures stock-based compensation expense for all stock-based payment awards granted to employees and directors based on the estimated fair value of the awards on the date of grant.
The fair value of each stock option granted is estimated using the Black-Scholes-Merton option valuation model. Stock-based compensation is recognized net of forfeitures on a straight-line basis over the requisite service period of the awards. The Company estimates forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The fair value of restricted stock units (“RSUs”) is estimated based on the fair value of the Company’s common stock on the date of grant. The Company grants RSUs that vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition. The fair value of RSUs is recognized as compensation expense over the requisite service period, using the accelerated attribution method net of forfeitures, once the liquidity event-related performance vesting condition becomes probable of being achieved. The Company has not recognized stock-based compensation expense for RSUs as the liquidity event-related performance condition has not been met.

The fair value of the shares of common stock underlying the stock options and RSUs has historically been determined by the Company’s board of directors (the “Board of Directors”), as there is no public market for the underlying common stock. The Board of Directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: contemporaneous third-party valuations of its common stock, the valuation of comparable companies, sales of the Company’s common and redeemable convertible preferred stock to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability, and general and industry specific economic outlook, amongst other factors.
(gg)Net (loss) income per share attributable to common stockholders
The Company follows the two-class method when computing net (loss) income per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed. The holders of the Company’s redeemable convertible preferred stock would be entitled to dividends in preference to common stockholders, at specified rates, if declared. Such dividends are not cumulative. Any remaining earnings would be distributed among the holders of redeemable convertible preferred stock and common stock pro rata on an as-converted basis. The holders of the Company’s redeemable convertible preferred stock are not contractually obligated to participate in the Company’s losses.
Basic net (loss) income per share is computed by dividing the net (loss) income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net (loss) income per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive.
(hh)Comprehensive (loss) income
Comprehensive (loss) income consists of net (loss) income and other comprehensive loss, which includes certain changes in equity that are excluded from net (loss) income. The only difference between the Company’s net (loss) income and items of comprehensive (loss) income is the effect of foreign exchange rate translation adjustments.
(ii)Business combinations
The Company allocates the purchase consideration of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations. For business combinations where non-controlling interests remain after the acquisition, assets (including goodwill) and liabilities of the acquired business are recorded at the full fair value and the portion of the acquisition date fair value attributable to non-controlling interests is recorded as a separate line item within the equity section or, as applicable to redeemable non-controlling interests, between the liabilities and equity sections of the Company’s consolidated balance sheets. There are various estimates and judgments related to the valuation of identifiable assets acquired, liabilities assumed, goodwill and non-controlling interests.
(jj)Redeemable non-controlling interest
The Company classifies non-controlling interests as redeemable and classifies them in temporary equity if the redemption or conversion is not within the control of the Company (see Note 10. Redeemable non-controlling interest). The redeemable non-controlling interests are initially recorded at the acquisition-date estimated fair value and subsequently adjusted to carrying value, to reflect the Company’s ownership interest, adjusted through retained earnings (or additional paid-in capital (“APIC”) in the absence of retained earnings). When the Company determines the redemption is probable, the carrying amount of the redeemable non-controlling interest is adjusted to equal the redemption value at the end of each period using the entire adjustment method, through retained earnings or APIC in the absence of retained earnings. The adjustments to retained earnings or APIC in the absence of retained earnings are included as a component of net (loss) income attributable to the Company’s common stockholders.

(kk)Recently adopted accounting standards
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance requires contract assets and contract liabilities acquired in a business combination to be recognized and measured in accordance with Topic 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts. Under current GAAP, such assets and liabilities are recognized by the acquirer at fair value on the acquisition date. The Company adopted the standard as of January 1, 2022. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosure.
The Company adopted ASU No. 2016-02, Leases (ASC 842) on January 1, 2022, using the modified retrospective transition method. Consequently, financial information is not updated and the disclosures required under ASC 842 are not provided for dates and periods before January 1, 2022. ASC 842 provides several optional practical expedients in transition. The Company elected the: (i) short-term lease recognition exemption; (ii) practical expedient to not separate lease and non-lease components for all of the Company’s leases; and (iii) transition package of three expedients, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification, and initial direct costs.
The Company determines if a contract contains a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company’s operating lease liabilities primarily consist of office leases.
The Company’s leases do not provide a readily determinable implicit borrowing rate. Therefore, the Company estimated its incremental borrowing rate based on the information available upon ASC 842 adoption and information available at new lease commencement dates.
The Company’s lease agreements often contain rent escalations over the lease term. Lease payments include lease and non-lease components, which are both included in the Company’s lease liability calculation. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses over the lease term.
Upon adoption of the new leasing standard, the Company recognized right-of-use assets of $20.0 million and lease liabilities of $22.3 million.
In February 2022, the Company entered into a new lease for a new office facility in Toronto, Ontario with a lease term from March 2022 through April 2027. The Company recognized a right-of-use asset and liability of $1.6 million upon commencement of the new lease.
(ll)Recently issued accounting standards not yet adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance amends reporting of credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. The guidance is effective for the Company’s fiscal year beginning January 1, 2023 due to subsequently issued guidance in November 2019 by FASB, ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As of December 31, 2022, the Company was currently in the process of evaluating the effects of the new guidance on its consolidated financial statements and related disclosures.
(mm)Recently adopted accounting standards (unaudited)
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Company adopted this ASU on a modified retrospective basis with an effective date of January 1, 2023. The adoption did not result in a material impact or cumulative effect adjustment to the consolidated financial statements given historical and expected collection trends, risk profiles of customers, and other external factors.

2.Fair value measurements
The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	December 31, 2021
	Total carrying value	Level 1	Level 2	Level 3
Cash equivalents and funds held for hosts
Money market funds	$138,064	$138,064	—	—
Total assets	$138,064	$138,064	—	—
Liabilities
Convertible preferred stock warrant liability	$145,971	—	—	$145,971
Total liabilities	$145,971	—	—	$145,971

	December 31, 2022
	Total carrying value	Level 1	Level 2	Level 3
Cash equivalents and funds held for hosts
Money market funds	$231,426	$231,426	—	—
Total assets	$231,426	$231,426	—	—
Liabilities
Convertible preferred stock warrant liability	$95,247	—	—	$95,247
Total liabilities	$95,247	—	—	$95,247

	June 30, 2023 (unaudited)
	Total carrying value	Level 1	Level 2	Level 3
Cash equivalents and funds held for hosts
Money market funds	$238,389	$238,389	—	—
Total assets	$238,389	$238,389	—	—
Liabilities
Convertible preferred stock warrant liability	$123,424	—	—	$123,424
Total liabilities	$123,424	—	—	$123,424
The Company measures its cash equivalents and certain investments at fair value. The Company classifies its money market funds within Level 1 as their fair values are determined using quoted market prices.
The Company’s Level 3 financial instruments within the Company’s fair value hierarchy as of December 31, 2021 and 2022 and June 30, 2023 (unaudited) consist of the Company’s convertible preferred stock warrant liability. The fair value of the convertible preferred stock warrant liability is estimated using a Monte Carlo simulation model as the series and number of shares of convertible preferred stock issued upon exercise is contingent upon the outcome of multiple discrete scenarios (see Note 9, Redeemable convertible preferred stock). The fair value of the underlying convertible preferred shares used within the Monte Carlo simulation model was estimated using an option pricing model to estimate the allocation of value to the various classes of securities of the Company. The significant unobservable inputs into the valuation model include the expected warrant term, the fully-diluted stock value, and volatility. A significant increase (decrease) in any of the unobservable inputs in isolation would result in a material increase (decrease) in the Company’s estimate of fair value of the convertible preferred stock warrant liability.

The Company used the following assumptions in the model:

	Issuance date	December 31, 2021	December 31, 2022	June 30, 2023
				(unaudited)
Remaining term (years)	5.00	2.56	1.56	1.06
Volatility(1)	58.50%	65.10%	59.30%	66.20%
Risk-free rate(2)	1.76%	0.86%	4.55%	5.37%
Current diluted stock value	$3.33	$11.18	$9.06	$10.19
Estimated exercise price(3)	$7.83	$7.44	$7.20	$6.91
Price at which forced exercise is assumed(4)	$15.65	$14.88	$14.40	$13.82
Number of runs	100,000	100,000	100,000	100,000
Calculated fair value per share	$0.938	$5.430	$3.428	$4.263
Estimated warrant shares	25,555,561	26,882,341	27,785,014	28,952,410
___________________
(1)Expected volatility is based upon the historical volatility of a peer group of publicly traded companies.
(2)The risk-free rate for the expected term of the warrant is based on U.S. Treasury constant maturities yield at measurement date.
(3)Estimated exercise price assumes strike price of $2.0 billion inclusive of warrant strike proceeds.
(4)Assumes that the warrant is automatically exercised if value rises to two times the warrant strike price within 0.5 years.
During the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023 (unaudited), there was no non-recurring fair value measurement of assets or liabilities subsequent to initial recognition. Additionally, there were no transfers in and out of Level 3 classified financial instruments.
The changes in the fair value of the warrant liability are summarized below (in thousands):

Balance as of December 31, 2020	$60,733
Change in fair value of convertible preferred stock warrant	85,238
Balance as of December 31, 2021	145,971
Change in fair value of convertible preferred stock warrant	(50,724)
Balance as of December 31, 2022	95,247
Change in fair value of convertible preferred stock warrant	28,177
Balance as of June 30, 2023 (unaudited)	$123,424
3.Balance sheet components
Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		June 30,
	2021	2022	2023
			(unaudited)
Receivables for property damage claims (net of allowance of $38,574, $56,400, and $68,055, respectively)	$18,028	$38,269	$50,025
Processing fees	1,770	2,080	3,637
Other	10,175	15,340	16,948
Total	$29,973	$55,689	$70,610

Property and equipment, net
Property and equipment, net consisted of the following (in thousands):

	December 31,		June 30,
	2021	2022	2023
			(unaudited)
Internal-use software	$16,052	$25,706	$34,211
Furniture and fixtures	1,181	1,434	2,043
Computers and software	7	51	60
Leasehold improvements	417	713	1,197
Property and equipment, gross	17,657	27,904	37,511
Accumulated depreciation and amortization	(9,881)	(15,535)	(19,148)
Property and equipment, net	$7,776	$12,369	$18,363
Depreciation and amortization expense on property and equipment during the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2022 and 2023 (unaudited) was $3.0 million, $4.2 million, $5.5 million, $2.5 million, and $3.6 million, respectively.
The Company capitalized $4.6 million, $4.2 million, $9.6 million, $4.6 million, and $8.5 million in costs associated with internal-use software during the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2022 and 2023 (unaudited), respectively, and recorded amortization expense of $2.6 million, $3.9 million, $5.1 million, $2.3 million, and $3.3 million during the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2022 and 2023 (unaudited), respectively. The carrying value of capitalized internal-use software was $6.8 million, $11.3 million and $16.5 million as of December 31, 2021 and 2022 and June 30, 2023 (unaudited), respectively.
Accrued liabilities
Accrued liabilities consisted of the following (in thousands):

	December 31,		June 30,
	2021	2022	2023
			(unaudited)
Physical damage claims payable	$24,113	$41,118	$54,784
Accrued legal	13,148	5,600	4,054
Indirect tax liabilities	12,970	24,810	30,721
Income tax liabilities	1,035	3,669	2,147
Trip-related accruals	12,540	14,550	18,326
Accrued marketing	6,639	9,795	14,566
Accrued compensation and employee benefits	5,011	9,013	11,193
Insurance-related accruals	1,340	1,426	3,685
Other	7,134	15,383	21,717
	$83,930	$125,364	$161,193
4.Leases
The Company has entered into various noncancelable operating leases for its office space facilities with contractual lease periods expiring between 2023 and 2028. Certain of these arrangements contain escalating rent payment provisions, free rent, and tenant improvement allowances. Lease expense is recognized on a straight-line basis over the non-cancelable lease term.

The components of lease costs consisted of the following (in thousands):

	Year ended December 31,	Six months ended June 30,
	2022	2022	2023
		(unaudited)
Operating lease cost	$5,598	$2,678	$3,117
Sublease income	(849)	(422)	(435)
Total lease costs	$4,749	$2,256	$2,682
Lease terms and discount rates for operating leases were as follows:

	December 31,	June 30,
	2022	2022	2023
		(unaudited)
Weighted-average remaining lease term (in years)	4.24	4.79	3.80
Weighted-average discount rate	6.75%	6.76%	6.75%
Supplemental cash flow information related to leases consisted of the following (in thousands):

	Year ended December 31,	Six months ended June 30,
	2022	2022	2023
		(unaudited)
Cash paid for operating lease liabilities	$5,154	$2,361	$3,097
Right-of-use assets obtained in exchange for new leases liabilities	$4,739	$4,739	$—
As of December 31, 2022, the future minimum lease payments required under operating leases were as follows (in thousands):

2023	$6,528
2024	6,220
2025	6,241
2026	6,390
2027	1,999
Thereafter	106
Total lease payments	27,484
Less: Imputed interest	(4,196)
Present value of lease liabilities	$23,288
As of June 30, 2023 (unaudited), the future minimum lease payments required under operating leases were as follows (in thousands):

2023 (remainder)	$3,315
2024	6,241
2025	6,257
2026	6,406
2027	2,009
Thereafter	107
Total lease payments	24,335
Less: Imputed interest	(3,269)
Present value of lease liabilities	$21,066

In connection with one of the noncancelable operating leases, the Company agreed to a security deposit of $4.1 million in the form of a standby letter of credit, which is included in restricted cash as of December 31, 2021 and 2022 and June 30, 2023 (unaudited).
In December 2020, the Company entered into a sublease with an unrelated third-party to sublet a floor from the Company. The sublease started in March 2021 and ends in February 2025. As the sublease was executed during the COVID-19 pandemic, there was limited demand for office space given the uncertainty of returning to the office. As such, the projected cash inflows from the sublease was insufficient to cover the Company’s original lease payments. The Company recorded a loss on this sublease in the amount of $1.7 million for the year ended December 31, 2020. The Company received sublease income of $0.6 million, $0.8 million $0.4 million, and $0.4 million, respectively, for the years ended December 31, 2021 2022 the six months ended June 30, 2022 and 2023 (unaudited).
As of December 31, 2022, future minimum annual sublease income is as follows (in thousands):

Year ending December 31:
2023	$874
2024	900
2025	151
Total sublease income	$1,925
5.Commitments and contingencies
Collateral
The Company has entered into insurance agreements with various third-party insurance providers in order to offer the Company’s hosts and guests both liability and property damage protection. Pursuant to these agreements, the Company is required to provide collateral in cash or secured by a standby letter of credit. The amount of collateral required under these agreements is reassessed each policy period.
In 2021 and 2022, the Company processed a series of amendments to its insurance agreement with one of its primary insurance providers to provide for changes in amounts and forms of collateral under its existing insurance agreement. As of December 31, 2021 and 2022 and June 30, 2023 (unaudited), the Company maintained a standby letter of credit in the amount of $50.0 million, $28.0 million, and $28.0 million, respectively, for collateral, which was included in restricted cash on the accompanying consolidated balance sheets.
During the year ended December 31, 2022 and the six months ended June 30, 2023 (unaudited), the Company has processed agreements with multiple airports, municipalities, and various insurance companies with letter of credit arrangements. As of December 31, 2022 and June 30, 2023 (unaudited), the Company had $2.8 million and $4.2 million, respectively, in various letters of credit related to the agreements included in restricted cash on the accompanying consolidated balance sheets.
Litigation
The Company is involved in various legal proceedings, including the application of existing laws and regulations related to car rental and peer-to-peer car sharing particularly with government entities or airport authorities. The Company intends to vigorously defend the pending lawsuits and complaints. The Company discloses potential exposure resulting from adverse outcomes of current legal proceedings in which it is reasonably possible that a loss or range of reasonably possible loss may be incurred. The Company evaluates and accrues litigation and loss contingencies when and if it is determined that a loss or range of reasonably possible loss related to the matter is both probable and reasonably estimable. The Company accrues for the known amount or the low end of the potential range, if there is not a better estimate. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, which could subject the Company to significant liability for damages. Furthermore, the outcome of these matters could negatively impact the Company’s business, financial condition, results of operations, and cash flows. Any claims or litigation, regardless of their success, could have an adverse effect on the Company’s consolidated results of operations or cash flows in the period the claims or litigation are resolved. Although the results of litigation and claims cannot be predicted with certainty, the Company believes, based on current knowledge, that the ultimate amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s financial position, results of operations, or cash flows. As of December 31, 2021 and 2022 and June 30, 2023 (unaudited), the Company’s litigation and loss contingencies reserve for all pending lawsuits and complaints, based on known amounts and management’s estimates, were $11.9 million, $5.0 million, and $4.1 million, respectively. Until final resolution of legal matters, it is reasonably possible that the actual losses may exceed accrued litigation and loss contingencies and the outcome could, individually, or in the aggregate, have a material adverse effect on the Company’s financial position, results of operations, and cash flows. In light of the uncertainties involved in such matters, there can be no assurance that the outcome of each case or the costs of litigation, regardless of outcome, will not have a material adverse effect on the Company’s business.
The Company has filed claims with one of its corporate insurance providers to cover losses associated with legal expenses incurred in conjunction with ongoing airport litigation. The policy covers reimbursement of certain legal expenses. The proceeds received from its insurer under this policy are recorded as an offset to legal expenses. The Company recorded $2.5 million, $1.3 million, $0.3 million, and $0.3 million as a reduction to legal expenses for the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2022 (unaudited), respectively. The Company did not receive any reimbursements during the six months ended June 30, 2023 (unaudited). These amounts are included in general and administrative expense in the Company’s consolidated statements of operations.
(i)Airport litigation
In January 2018, the People of the State of California, acting by and through the City Attorney of San Francisco, brought a lawsuit against the Company alleging that hosts offer vehicles for delivery at San Francisco International Airport (“SFO”) while the Company does not hold a rental car permit and alleging that the Company violates California’s Unfair Competition Law. The People seek injunctive relief and penalties of up to $2,500 per alleged violation, among other relief. The Company filed a cross-complaint against the City and County of San Francisco seeking declarations that the Company is not a rental car company and that the charges and conditions associated with SFO’s rental car permit cannot lawfully be imposed on the Company. The Company is also seeking injunctive relief, including precluding San Francisco from compelling the Company to apply for a rental car company permit. In April 2020, the San Francisco Superior Court granted the plaintiff’s motions for partial summary adjudication on certain of the Company’s cross-claims and affirmative defenses. The Company filed a petition for writ of mandate in the California Court of Appeal, seeking interlocutory review on the issue of whether the Company can be classified as a rental car company within the meaning of relevant California statutory law. The California Court of Appeal denied the Company’s petition. In June 2021, the Company filed a petition for review in the California Supreme Court. On September 1, 2021, the California Supreme Court granted the Company’s petition for review and transferred the matter to the California Court of Appeal with directions to vacate its order denying the Company’s petition for writ of mandate and issue an order directing the San Francisco Superior Court to show cause why the relief sought in the petition should not be granted. In conformity with the California Supreme Court’s order, on September 9, 2021, the California Court of Appeal vacated its earlier order denying the Company’s petition for writ of mandate and issued an order to show cause. The California Court of Appeal heard oral arguments on June 22, 2022, and on June 28, 2022 issued a ruling for the Company, reversing the San Francisco Superior Court and holding that the Company cannot be classified as a rental car company within the meaning of relevant California statutory law. The People did not file a petition for review with the California Supreme Court by the deadline to do so. The litigation has been stayed until September 29, 2023 to facilitate settlement discussions, which are ongoing. The Company has accrued an immaterial estimated loss, which is included in the litigation and loss contingency reserve as of December 31, 2022 and June 30, 2023 (unaudited).
In July 2018, the Company initiated a similar lawsuit against the City of Los Angeles alleging that the purported requirement by Los Angeles International Airport (“LAX”) that the Company obtain a rental car company permit in order for hosts to deliver cars to LAX is unlawful and seeking declaratory and injunctive relief. Los Angeles filed counterclaims against the Company and one or more of its hosts seeking declaratory relief, a permanent injunction, damages, civil penalties of up to $2,500 for each violation under California’s Unfair Competition Law, and attorneys’ fees and costs, among other relief. In June 2020, the District Court entered a preliminary injunction against Turo, which took effect in August 2020. In March 2021, the United States Court of Appeals for the Ninth Circuit vacated the preliminary injunction and remanded the case back to the District Court. In February 2022, the parties reached a settlement in principle to resolve all claims, which was finalized in October 2022. The agreement includes a go-forward car sharing permit at LAX and an immaterial monetary payment. The loss was included in the litigation and loss contingency reserve as of December 31, 2021 and paid during the year ended December 31, 2022. The lawsuit has been dismissed.
In March 2019, Hillsborough County Aviation Authority (“HCAA”) filed a complaint in Florida Circuit Court, alleging that Turo and unnamed Doe defendants who share their cars on the Turo platform violate state laws and federal regulations by delivering or picking up vehicles at Tampa International Airport (“TPA”) without an off-airport rental car permit. The Company answered the complaint, filed counterclaims against HCAA, and removed the case to federal court in March 2019. In April 2021, the parties reached an immaterial settlement agreement to resolve all claims, which includes a permit allowing for the Company’s hosts and guests to share cars at TPA. The lawsuit has been dismissed.
In June 2019, the Massachusetts Port Authority (“Massport”) filed a complaint against the Company, and one or more of the Company’s hosts, in the Superior Court of the Commonwealth of Massachusetts, alleging that Turo user vehicle handoffs at Boston Logan International Airport (“BOS”), enabled by the Turo marketplace, constitute a violation of state regulations prohibiting unauthorized commercial activity on airport property, trespass, aiding and abetting trespass, unjust enrichment, and violation of the Massachusetts Consumer Protection Law, as well as a claim seeking a declaratory judgment that the Company is operating an unauthorized car rental business at BOS and thereby trespassing and aiding and abetting host and guest trespasses. Massport sought declaratory and injunctive relief, as well as damages. The Company filed counterclaims against Massport seeking declaratory, injunctive, and other relief. In January 2020, the court entered a preliminary injunction against Turo, which took effect in April 2020. Following the Company’s interlocutory appeal, the Massachusetts Supreme Judicial Court ruled in April 2021 to affirm the entry of a preliminary injunction, although modifying the injunction’s scope. The Company and Massport reached a settlement in principle to resolve the litigation in December 2021, which was finalized in September 2022. The agreement includes a go-forward car sharing permit at BOS and an immaterial monetary payment. The loss was included in the litigation and loss contingency reserve as of December 31, 2021 and paid during the year ended December 31, 2022. The lawsuit has been dismissed.
In January 2021, the Metropolitan Nashville Airport Authority (“MNAA”) filed a complaint in Tennessee Circuit Court, alleging that Turo and unnamed Doe defendants who share their cars on the Turo platform violate state laws by delivering or picking up vehicles at Nashville International Airport (“BNA”) without a permit or other agreement. The case was removed to the United States District Court for the Middle District of Tennessee in February 2021. Turo also answered the complaint and filed counterclaims against MNAA in February 2021. In May 2021, parties reached a settlement agreement to resolve all claims. The agreement includes a permit allowing Turo hosts and guests to share cars at BNA and an immaterial monetary payment made during the year ended December 31, 2021.
In October 2021, the Dallas Fort Worth International Airport Board (“DFW Board”) filed a complaint against the Company in Texas state court, Fort Worth Division. The DFW Board alleges that Turo user vehicle handoffs at Dallas Fort Worth International Airport (“DFW”) violate the DFW Board Code of Rules & Regulations (the “Airport Code”), and specifically the provision governing commercial activity on airport property. In June 2022, the DFW Board filed an amended complaint naming select Company hosts as additional defendants. The DFW Board pleads four causes of action: enforcement of the Airport Code provision governing commercial activity and a permanent injunction enjoining the Company from unpermitted commercial activity at the airport; declaratory relief that, inter alia, the commercial activity provision is enforceable against Turo, Turo can be required to have its hosts and guests’ vehicle handoffs take place at the rental car company facility, and the DFW Board can enforce state and municipal rental car taxes against Turo; unjust enrichment in restitution for all disgorgement of profits obtained from alleged violations; and a demand for accounting. The DFW Board seeks declaratory and injunctive relief, an order for an accounting, attorneys’ fees and costs, and monetary relief. The Company filed counterclaims against DFW seeking declaratory relief. The parties have completed written discovery and are engaged in depositions and dispositive briefing. The close of oral fact and expert depositions is November 10, 2023, the last day to file motions for summary judgment is February 5, 2024, and trial is set for the week of April 22, 2024. The Company has accrued an immaterial estimated loss, which is included in the litigation and loss contingency reserve as of December 31, 2022 and June 30, 2023 (unaudited).
(ii)Class action lawsuits
In November 2016, a putative class action was filed against Turo in the State of California on behalf of consumers who purchased a protection plan. The court twice denied plaintiffs’ motion for class certification. Plaintiffs were given leave to move for class certification a third time, which just one of the plaintiffs filed in December 2021 and then withdrew in January 2022, so that only one plaintiff’s individual claims remained. In October 2022, Turo reached and finalized a settlement agreement with the one remaining plaintiff, which included an immaterial monetary payment made during the year ended December 31, 2022. The lawsuit was dismissed.

In 2018, a lawsuit was filed against Turo and a former insurance carrier, Nautilus Insurance Company (“Nautilus”), in the Superior Court of New Jersey, Middlesex County, by two former users. The plaintiffs alleged claims for violation of the New Jersey Consumer Fraud Act, unconscionable commercial practices, and false advertising against Turo in connection with Nautilus’s denial of a liability insurance claim related to a Turo trip. Turo has paid an immaterial monetary settlement with the plaintiffs in January 2023, which is included in the litigation and loss contingency reserve as of December 31, 2022. The lawsuit has been dismissed.
In November 2019, a putative class action was filed against Turo in the Superior Court, Quebec, District of Montreal, alleging violations of local consumer protection laws. The suit sought injunctive relief and damages on behalf of the purported class. The parties agreed to a class-wide settlement agreement, which was approved by the Court in April 2022. The loss was included in the litigation and loss contingency reserve as of December 31, 2021 and paid during the year ended December 31, 2022. The case remains open pending final implementation of the settlement terms.
In September 2020, two individuals filed a purported class action on behalf of all consumers in the State of Washington who purchased damage protection plans from Turo. In October 2020, the complaint was amended to drop one of the two plaintiffs. The remaining plaintiff alleges that Turo acted as an insurer in Washington without authorization and seeks damages under Washington’s Consumer Protection Act and the Uniform Declaratory Judgment Act. Turo has removed the case from state court to federal court. Turo has also moved to dismiss the complaint and/or to compel arbitration. In July 2021, the court ruled that lead plaintiff Helen Cattaneo lacks Article III standing to assert her claims against Turo in federal court and remanded the case back to King County Superior Court for further proceedings. In October 2021, litigation was amicably resolved. The lawsuit has been dismissed.
(iii)Breach of contract arbitration
In March 2020, a venture capital firm and a broker-dealer initiated arbitration proceedings against Turo before the Financial Industry Regulatory Authority alleging breach of contract and breach of the covenant of good faith and fair dealing. The claimants alleged they were owed money in connection with Turo’s latest round of private financing. In October 2020, the parties settled the matter for an immaterial amount.
Additionally, from time to time, the Company is party to certain claims in the normal course of business. The Company’s insurers are currently handling a number of legal claims involving the Company. The majority of these claims are relatively low-dollar value claims, and the relevant insurers sometimes handle lesser disputes without the Company’s direct involvement. There are a number of lawsuits and arbitration proceedings handled by the Company’s legal department. These cases typically involve a denial of claim for physical damage to the host’s vehicle that the Company believes are not eligible for coverage, in accordance with the Company’s policies and terms of service.
Other legal and regulatory matters
(i)Airport matters
The Company has received inquiries and demand letters from airports regarding alleged operations, including hosts’ alleged commercial activity, at those airports. The Company has resolved many of these inquires and demand letters by signing various permits with multiple airports. To date, there have been no formal actions taken by these airports with respect to the Company’s business other than those set forth herein.
(ii)Insurance matters
The Hawaii Insurance Department evaluated the Company’s activities in the State of Hawaii and issued a cease and desist order in the 2014-2015 time period. The Company prevailed at summary judgment in December 2016. A further hearing was presided over by the Insurance Commissioner in the spring of 2017 where the insurance department pushed for reconsideration. The Commissioner vacated Turo’s summary judgment. In December 2020, the Company entered into a stipulated settlement agreement in which the Company agreed to obtain a surplus lines producer license in Hawaii, pay an immaterial fee, and add a sentence to its platform FAQ page on guest protection plans on the Company’s website. The stipulated settlement involved no admission of wrongdoing or liability.
The Washington Office of the Insurance Commissioner (“WA OIC”) evaluated the Company’s activities in the state of Washington and communicated to the Company in August 2020 that it believed the Company had violated Washington insurance law. In April 2021, Turo agreed to a consent order with the WA OIC in an effort to resolve the issue and avoid further administrative hearings and legal proceedings, and Turo disputes that it violated any laws. Turo agreed to obtain a surplus lines producer license in the State of Washington and to back the physical damage component of its protection plan with a captive insurance policy. Turo also agreed to a payment of an immaterial penalty to resolve the issue. Other state departments of insurance have from time to time reached out to Turo communicating their belief that Turo needs to obtain insurance licensure in their state in connection with protection plans available on Turo. Turo has complied by filing for producer and/or surplus lines licensure by its subsidiary Turo Insurance Agency.
(iii)Indirect tax matters
The Company is under audit by various domestic tax authorities with regards to indirect tax matters. The subject matter of the audits primarily arises from disputes about the tax treatment of transactions performed between hosts and guests on the Company’s marketplace platform. The Company has determined that its activities may be asserted by a number of jurisdictions to fall under marketplace facilitator laws and thus creates an obligation to collect and remit sales taxes. Commencing in June 2020, the Company began collecting and remitting taxes on transactions performed between hosts and guests on its platform in applicable jurisdictions. Prior to June 2020, the Company did not collect sales taxes related to such transactions.
Similarly, the Company is under audit by various local jurisdictions with regards to business gross proceeds taxes. The subject matter of the audits arises from the potential applicability of local laws to companies operating in a particular jurisdiction but with no physical presence in such jurisdiction.
The Company establishes reserves for indirect tax matters when it determines that the likelihood of a loss is probable, and the loss is reasonably estimable. Accordingly, the Company has a reserve for potential issues related to its potential sales tax and related cost exposure and other indirect taxes in the amount of $8.5 million, $18.9 million, and $20.4 million as of December 31, 2021 and 2022 and June 30, 2023 (unaudited), respectively. This amount represents management’s best estimates of its potential liability and includes potential interest and penalties totaling $1.5 million, $3.8 million, and $4.2 million as of December 31, 2021 and 2022 and June 30, 2023 (unaudited), respectively. The sales tax expenses and related interest and penalties are included in general and administrative expense in the Company’s consolidated statements of operations.
Various states and other local jurisdictions assess car rental taxes on transactions that are deemed to be car rental transactions. The Company does not believe it is a car rental company, nor does it believe that current marketplace facilitator laws establish an obligation on the Company to collect and remit these taxes. Accordingly, it does not bill or collect these taxes and has not recorded any related reserves. Similarly, the Company does not believe it is subject to certain local jurisdictions’ business profit taxes. Accordingly, it is not remitting such taxes and has not recorded any related reserves. Although management intends to defend its position vigorously, there is no guarantee that an adverse outcome, should these transactions be challenged, would not have a material impact on its financial position, cash flows, and results of operations.
Indemnification agreements
The Company enters into indemnification provisions under (i) its agreements with other companies in the ordinary course of business, typically with landlords and (ii) its agreements with investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2021 and 2022 and June 30, 2023 (unaudited).
The Company has obligations under certain circumstances to indemnify each of the Company’s directors against judgments, fines, settlements, and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and the bylaws and certificate of incorporation. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. The Company has no liabilities recorded for these agreements as of December 31, 2021 and 2022 and June 30, 2023 (unaudited).

6.Acquisition
On May 31, 2022, the Company’s subsidiary, Brie Holdings, Inc. (“Brie”) acquired 100% of the outstanding capital stock held by OuiCar shareholders, a car sharing marketplace headquartered in France, to expand Turo’s international presence. Goodwill arising from the business combination consists largely of OuiCar’s assembled workforce and synergies expected from combining the operations of the Company and OuiCar. None of the goodwill is expected to be deductible for income tax purposes.
The following table summarizes the consideration transferred for OuiCar, inclusive of the working capital and measurement period adjustments, and the amounts of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Cash	$6,524
Funds held for hosts	4,947
Current assets	1,564
Developed technology	1,394
Host relationships	6,113
Guest relationships	3,003
Trade name	2,574
Goodwill	32,638
Right-of-use asset	3,168
Other assets	891
Accounts payable and accrued expenses	(4,557)
Funds payable to hosts	(4,947)
Unearned fees	(1,524)
Deferred tax liabilities	(3,270)
Debt	(1,075)
Operating lease liabilities	(3,168)
Other liabilities	(680)
Total	$43,595
In exchange for the assets acquired and liabilities assumed, Brie issued shares of Brie Class B common stock and shares of Brie Class C common stock to the owners of OuiCar. Turo owned 100% and 72% of Brie before and after the acquisition, respectively, and consolidates Brie both before and after the acquisition (see Note 10, Redeemable non-controlling interest, for more information). As such, the Brie Class B and Brie Class C common stock shares represent non-controlling interest in Turo’s consolidated financial statements. A portion of the Brie Class C common stock shares are subject to vesting restrictions based on employment service conditions, which represent compensation for post-combination services and therefore are separately accounted for from the acquisition. In addition, a portion of the Brie Class C shares are subject to forfeiture for two years to satisfy general litigation claims, and cannot be converted until the restriction lapses. The indemnification asset and liability recognized of $0.7 million is included in other assets and other liabilities of the acquired assets and liabilities.
The results of operations for OuiCar have been included in the consolidated statements of operations for the period subsequent to the acquisition date and have not been material. OuiCar’s results of operations for periods prior to this acquisition were not material to the consolidated statements of operations in 2021 and for the period through May 31, 2022.

7.Intangible assets and goodwill
Intangible assets
Identifiable intangible assets consisted of the following (in thousands):

	December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted average remaining useful life in years
Host relationships	$6,111	$(713)	$5,398	4.4
Guest relationships	3,002	(584)	2,418	2.4
Trade name	2,573	(1,637)	936	0.3
Developed technology	1,393	(887)	506	0.3
Total intangible assets	$13,079	$(3,821)	$9,258

	June 30, 2023 (unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted average remaining useful life in years
Host relationships	$6,182	$(1,339)	$4,843	3.9
Guest relationships	3,037	(1,097)	1,940	1.9
Trade name	2,603	(2,603)	—	—
Developed technology	1,410	(1,410)	—	—
Total intangible assets	$13,232	$(6,449)	$6,783
Amortization expense related to intangible assets for the year ended December 31, 2022 and the six months ended June 30, 2023 (unaudited) was $3.6 million and $2.6 million, respectively.
Estimated future amortization expense for intangible assets as of December 31, 2022 is summarized below (in thousands):

2023	$3,665
2024	2,223
2025	1,639
2026	1,222
2027	509
Total future amortization	$9,258
Estimated future amortization expense for intangible assets as of June 30, 2023 (unaudited) is summarized below (in thousands):

Remainder of 2023	$1,124
2024	2,249
2025	1,658
2026	1,236
2027	516
Total future amortization	$6,783

Goodwill
The changes in the carrying amount of goodwill for the year ended December 31, 2022 and the six months ended June 30, 2023 (unaudited) were as follows (in thousands):

Balance as of December 31, 2021	—
Acquisition additions	$32,638
Measurement period adjustments(1)	(1,691)
Foreign currency translation adjustments	(5)
Balance as of December 31, 2022	30,942
Foreign currency translation adjustments	365
Balance as of June 30, 2023 (unaudited)	$31,307
___________________
(1)The Company recorded a measurement period adjustment that included a decrease to goodwill and net deferred tax assets and liabilities of $1.7 million. This adjustment did not impact the Company's statements of operations.
8.Revolving credit facility and promissory notes
On May 19, 2020, the Company entered into a promissory note with Radius Bank (now LendingClub) (“Promissory Note”), which provided for an unsecured loan of $6.6 million pursuant to the PPP under the CARES Act. The Promissory Note has a term of two years with a 1.0% per annum interest rate. In July 2021, the Company paid off the balance of the loan in full, plus accrued interest.
On May 31, 2022, the Company completed the acquisition of Ouicar and acquired two French State guaranteed loans (“PGE”). The PGE loans have a five year term and bear an interest rate equal to the three-month Euribor increased by 0.25% per year. As of December 31, 2022 and June 30, 2023 (unaudited) the outstanding balance on the loans and accrued interest was $1.1 million and $1.0 million, respectively.
On February 6, 2023, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A., Citibank, N.A., and the lenders party thereto, which provides for a revolving line of credit in the aggregate principal amount of up to $100.0 million, which may be increased to an aggregate commitment of up to $225.0 million, subject to specific conditions (the “Credit Facility”). The Credit Facility also includes a right to request letters of credit under the facility up to a sub-limit of $50.0 million. The Credit Facility has a maturity date of February 6, 2026. In conjunction with the closing of the Credit Facility, the Company capitalized $1.1 million of issuance costs and is amortizing the costs over the term of the Credit Facility.
The interest rate applicable to the Credit Facility is, at the Company’s option, either (a) Secured overnight funding rate (“SOFR”) (subject to a SOFR floor, which is initially 0.00%), plus a credit spread adjust of 0.10%, plus an applicable margin ranging from 2.50% to 3.00% per annum, based upon our adjusted EBITDA or (b) the Alternate Base Rate plus an applicable margin ranging from 1.50% to 2.00% per annum, based upon our adjusted EBITDA. The Alternate Base Rate is the highest of (i) the Wall Street Journal prime rate, (i) the NYFRB rate plus 0.5% and (iii) adjusted term SOFR rate for a one-month interest period. The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness, and dividends and other distributions as well as compliance with a minimum liquidity covenant. The credit agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company and its consolidated subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness, and dividends and other distributions as well as compliance with a $25.0 million minimum liquidity covenant. The credit agreement contains certain customary events of default, which include failure to make payments when due thereunder, the material inaccuracy of representations or warranties, failure to observe or perform certain covenants, cross-defaults, bankruptcy and insolvency-related events, certain judgments, certain ERISA-related events, failure of any lien created under the security documents to be valid and perfected (subject to certain exceptions), failure of any material guarantee of the Credit Facility obligations to be in full force and effect, and a change of control. As of June 30, 2023 (unaudited), the Company had no outstanding borrowings under the Credit Facility. Quarterly, the Company is required to pay an immaterial commitment fee on the undrawn portion.

9.Redeemable convertible preferred stock
At December 31, 2021, the Company’s redeemable convertible preferred stock (collectively, the “Preferred Stock”) consisted of the following (in thousands, except share amounts):

	Shares authorized	Shares outstanding	Net carrying value	Liquidation preference
Series A	11,771,489	11,771,489	$5,048	$5,308
Series A-2	23,352,211	23,352,211	13,264	13,264
Series B	32,525,379	32,525,379	33,994	34,200
Series C	18,759,750	18,759,750	44,655	44,808
Series D	24,193,609	24,193,609	112,297	112,960
Series D-1	1,070,893	1,070,893	4,933	5,000
Series E	47,446,080	47,446,080	215,626	240,523
Series E-1	10,915,021	10,915,021	41,494	41,500
	170,034,432	170,034,432	$471,311	$497,563
At December 31, 2022 and June 30, 2023 (unaudited), the Preferred Stock consisted of the following (in thousands, except share amounts):

	Shares authorized	Shares outstanding	Net carrying value	Liquidation preference
Series A	11,771,489	11,771,489	$5,048	$5,308
Series A-2	23,352,211	23,269,875	13,217	13,217
Series B	32,525,379	32,525,379	33,994	34,200
Series C	18,759,750	18,759,750	44,655	44,808
Series D	24,193,609	24,193,609	112,297	112,960
Series D-1	1,070,893	1,070,893	4,933	5,000
Series E	47,446,080	47,446,080	215,626	240,523
Series E-1	10,915,021	10,915,021	41,494	41,500
	170,034,432	169,952,096	$471,264	$497,516
The rights, preferences, and privileges of the Preferred Stock are as follows:
Dividends
The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the common stock, in an amount equal to eight percent of the Applicable Original Issue Price (as defined below) for such series of Preferred Stock. Payment of any dividend on the Preferred Stock is in the following order of preference: (i) Series E and E-1, (ii) Series D and D-1, (iii) Series C, (iv) Series B, and (v) Series A and A-2. After payment of such dividends, any additional dividends shall be distributed among the holders of common stock and Preferred Stock on a pari passu basis, based on the number of shares of common stock then held by each holder (assuming conversion of all such Preferred Stock into common stock), calculated on the record date for determination of holders entitled to such dividend. Dividends are payable only when and if declared by the Board of Directors and are not cumulative. No dividends have been declared or paid through December 31, 2022 or June 30, 2023 (unaudited).
The Applicable Original Issue Price shall mean $0.4509 for Series A, $0.5680 for Series A-2, $1.0515 for Series B, $2.3885 for Series C, $4.6690 for Series D, $4.6690 for Series D-1, $5.0694 for Series E, and $3.8021 for Series E-1.
Liquidation preference
In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or a change of control or sale of all or substantially all the assets of the Company, the holders of the Preferred Stock are entitled to receive, before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) the Applicable Original Issue Price of the Preferred Stock, together with any declared but unpaid dividends, or (ii)

the as-if converted to common stock value of the Preferred Stock (the “Liquidation Amount”). Payment of any Liquidation Amount is in the following order of preference: (i) Series E and E-1 and (ii) Series A, Series A-2, Series B, Series C, Series D, and Series D-1 (the Series A, Series A-2, Series B, Series C, Series D, and Series D-1, collectively, the “Junior Preferred Stock”). If assets are insufficient to make payment in full to all holders of Series E and Series E-1 Preferred Stock, then the assets or consideration will be distributed ratably to the holders of Series E and Series E-1 in proportion to their respective Liquidation Amount. If assets are insufficient to make payment in full to all holders of Junior Preferred Stock, then the assets or consideration will be distributed ratably to the holders of Junior Preferred Stock in proportion to their respective Liquidation Amount. If assets are sufficient to make payment in full to all holders of Preferred Stock, then remaining assets shall be distributed among the holders of the Company’s common stock on a pro rata basis based on the number of shares of common stock held.
A change in control or a sale of all or substantially all of the Company’s assets would constitute a redemption event (the “Deemed Liquidation Event”) which may be outside of its control. Accordingly, the shares of Preferred Stock are considered contingently redeemable and have been presented outside of permanent equity on the consolidated balance sheets. Because the timing of any such Deemed Liquidation Event is uncertain, the Company elected not to adjust the carrying values of its Preferred Stock to their respective liquidation values until it becomes probable that redemption will occur.
Conversion
At any time following the date of issuance, each share of Series A, Series A-2, Series B, Series C, Series D, Series E and Series E-1 preferred stock is convertible, at the option of its holder, into the number of shares of common stock, which results from dividing the Applicable Original Issue Price, by the then-current conversion price per share for such series. As of December 31, 2020, the conversion price of any series of Preferred Stock equaled the Applicable Original Issue Price. During the year ended December 31, 2021, the Series E conversion price was reduced after finalization of the Series E adjustment event. This adjustment event was dependent upon the achievement of specific financial milestones by the end of fiscal year 2020 and outlined a range of fixed reduced conversion prices. The adjustment to the conversion price was a one-time adjustment timed with the issuance of the Company’s 2020 audited financial statements and notification to stockholders of the actual milestones achieved and the resulting conversion price adjustment, which was met in the first quarter of 2021. As of December 31, 2020, the conversion price of each series of Preferred Stock, except for Series E preferred stock, was equal to the Applicable Original Issue Price. As of December 31, 2021 and 2022, and June 30, 2023 (unaudited), the Series E preferred stock conversion price was $3.9262 and Applicable Original Issue Price was $5.0694. As of December 31, 2021 and 2022 and June 30, 2023 (unaudited), the Series E preferred stock conversion ratio was equal to 1.2912, and the 47,446,080 shares of Series E preferred stock will convert to 61,262,375 shares upon a conversion event.
Each share of Preferred Stock, other than Series D-1 preferred stock, shall be automatically converted into shares of common stock immediately upon the earlier of (i) the completion of a firmly underwritten public offering in which the gross cash proceeds received by the Company are not less than $75.0 million and at an offering price to the public equal or greater than $7.6041 per share (as adjusted for any stock splits, combinations, and dividends) or (ii) the date specified by vote or written consent or agreement of the holders of at least 65% of the then outstanding shares of Series A, Series A-2, Series B, Series C, Series D, Series E, and Series E-1 preferred stock, voting together as a single class, on an as-if converted basis (clauses (i) and (ii), each an “Automatic Conversion Event”). No shares of Series E and Series E-1 preferred stock shall be converted under sub-clause (ii) of the prior sentence until a vote or written consent or agreement of the holders of at least a majority of the outstanding shares of Series E and Series E-1 preferred stock, voting together as a single class, on an as-if converted basis.
Immediately prior to and subject to the consummation of an Automatic Conversion Event, all outstanding shares of Series D-1 preferred stock, shall automatically be converted into the number of shares of common stock, which results from dividing the Series D-1 Original Issue Price, by the conversion price per share for the Series D-1 preferred stock, which is currently equal to the Series D-1 Original Issue Price, if, and only if, such conversion would not result in the Regulated Holder (as defined below) and its transferees owning or controlling, or being deemed to own or control, collectively, greater than (i) 4.99% of the voting power of any class of voting securities of the Company or (ii) 9.99% of the total equity of the Company.
The conversion price of the Preferred Stock is subject to adjustment for certain events, including stock splits, stock combinations, dividends, mergers or consolidations, reclassification and other equivalent adjustments. In addition, if the Company should issue any additional stock without consideration or for a consideration per share less than the effective conversion price for any series of Preferred Stock, then the conversion price for such series of Preferred Stock shall be adjusted in accordance with the terms of the Company’s charter.

Voting
Except for certain statutory restrictions applicable to a bank holding company, subject to the provisions of the Bank Holding Company Act of 1956 (“BHCA”), and holding shares of Series D-1 preferred stock (the “Regulated Holder”), the holders of each series of Preferred Stock vote together with the holders of common stock on an as if converted basis and not as separate classes.
For so long as 2,980,000 shares of Series A preferred stock remain outstanding, the holders of the shares of Series A preferred stock, voting as a separate class, shall be entitled to elect one director of the Company. For so long as 4,760,000 shares of Series B preferred stock remain outstanding, the holders of the shares of Series B preferred stock, voting as a separate class, shall be entitled to elect one director of the Company. For so long as 3,900,000 shares of Series C preferred stock remain outstanding, the holders of the shares of series C preferred stock, voting as a separate class, shall be entitled to elect one director of the Company. For so long as 4,300,000 shares of Series D and Series D-1 preferred stock remain outstanding, the holders of the shares of Series D and Series D-1 preferred stock, voting together as a separate class, shall be entitled to elect one director of the Company. For so long as 12,328,875 shares of Series E and Series E-1 preferred stock remain outstanding, the holders of the shares of Series E and Series E-1 preferred stock, voting together as a separate class, shall be entitled to elect two directors of the Company.
The holders of common stock and Preferred Stock, voting together as a single class on an as-if-converted basis, shall be entitled to elect any remaining directors of the Company.
Contingent redemption
Except upon the occurrence of a Deemed Liquidation Event, the holders of Preferred Stock have no voluntary rights to redeem shares.
Redeemable convertible preferred stock warrant liability
In conjunction with Company’s issuance of Series E preferred stock, the Company issued a warrant to the lead investor in such financing to purchase a variable number of shares of the Company’s most senior series of preferred stock outstanding at the time of exercise or common stock, if no preferred stock is outstanding at the time of exercise (the “Warrant Stock”). The warrant is exercisable for a price per share of Warrant Stock equal to the quotient obtained by dividing $2.0 billion by the fully diluted capitalization of the Company at the date immediately following the closing of an IPO or the date which is immediately prior to the exercise of the warrant, whichever is earlier (the “Measurement Date”). The warrant is exercisable for that number of shares of Warrant Stock equal to 10% of the fully diluted capitalization of the Company as of the Measurement Date, minus the number of shares previously issued upon exercise of the warrant, if any, or acquired by the investor and/or its affiliates pursuant to the right of first refusal assigned by the Company to the investor. The warrant expires upon the earliest of (a) five years from issuance date, (b) the closing of the sale of shares of the Company’s common stock to the public, at an offering price per share to the public (before underwriting discounts and commissions) equal to or greater than two times the warrant price calculated as of the Measurement Date and (c) the closing of a deemed liquidation event.
Upon issuance of the warrant, the Company allocated a portion of the proceeds from the sale of its Series E preferred stock to the warrant based on the deemed fair value of the warrant and recorded a warrant liability in the amount of $24.0 million. The remainder of the proceeds from the sale of Series E preferred stock was allocated to redeemable convertible preferred stock using a residual allocation. The convertible preferred stock warrant liability is subject to remeasurement at the end of each reporting period, and changes in the fair value of the warrant liability are reflected in other income and expense, net in the Company’s consolidated statements of operations. See Note 2, Fair value measurements.
10.Redeemable non-controlling interest
As a result of the acquisition of Ouicar (see Note 6. Acquisition), Brie issued shares of Class B common stock and shares of Class C common stock to the owners of OuiCar (the “sellers” or “holders”), which represented a 28% non-controlling interest in Brie in the Company’s consolidated financial statements. The Brie Class B and Brie Class C common stock shares have an Applicable Original Issue Price of €451.135 per share and provide the holder and the Company with certain put and call options.

Brie Class B Cash Put Option - at any time on or after January 1, 2023, and prior to March 3, 2023, holders of Brie Class B common stock can elect to exchange all or any portion of their Brie Class B Shares for cash at a fixed price up to €27.0 million. In January 2023, the holders elected to exchange all of the Brie Class B shares for €27.0 million.
Brie Class B Put Option and Non-IPO Conversion Option - at any time on or after the later of March 3, 2023 or the first exchange date, the holders of Brie Class B common stock that did not elect the cash put option will have an option to exchange all or any portion of their shares into Turo’s common stock at the exchange stock price. The “first exchange date” is defined as either the earlier of 60 days following the Company’s IPO or January 1, 2024. The “exchange stock price” is defined as either the 60 day volume weighted average closing price of Turo’s common stock following an IPO, (or if shorter, the period between the date of the closing of this offering and January 1, 2024), or if the IPO has not been consummated by January 1, 2024, a fixed price of $15.74 per share.
Brie Class C Put Option and Non-IPO Conversion Option - at any time on or after the first exchange date, holders of Brie Class C shares can exchange all or any portion of the shares into Turo’s common stock at the exchange stock price. The first exchange date and exchange stock price are the same for the Brie Class B and Brie Class C put options and non-IPO conversion options.
Sunset Call option and conversion options - at any time on or after January 1, 2025, Brie can call and exchange any remaining outstanding Brie Class B and Brie Class C common stock shares at the exchange stock price.
The Brie Class B and Brie Class C common stock shares held by the sellers as non-controlling interest contain redemption or conversion features not solely within the control of the Company, which require classification outside of permanent equity.
The redeemable non-controlling interest in Brie was initially established at fair value on acquisition date. The Company calculated fair values of $29.1 million and $14.2 million on the Brie Class B and Class C common stock, respectively. The fair value of the consideration paid was estimated by applying the probability weighted expected return method consisting of a non-IPO scenario and an IPO scenario. Each scenario had a probability based on the Company’s opinion and unique facts and circumstances as of the valuation dates. In addition, each scenario had unobservable assumptions over the company’s discount rate and non-IPO stock price.
The fair value was immediately adjusted to carrying value, to reflect the Company’s ownership interest per the contractual agreement, consistent with the requirement to account for a parent’s ownership interest in a subsidiary while maintaining controlling financial interest to be accounted for as an equity transaction. The acquisition fair value and contract carrying value adjustments are non-cash transactions.
The Company has determined the Brie Class B redemption feature is probable to be redeemed and adjusted the carrying value to equal the redemption value as of December 31, 2022. In January 2023 (unaudited), the Company paid €27.0 million ($29.4 million) to the holders of the Brie Class B shares after the holders elected to exercise the Class B Cash Put Options. The Company has determined the Brie Class C redemption feature is not probable as of December 31, 2022 and June 30, 2023 (unaudited).

The following table presents the changes in the Company’s redeemable non-controlling interest as a result of the Ouicar acquisition (in thousands).

Balance as of December 31, 2021	$—
Beginning redeemable non-controlling interest in Brie estimated at fair value	43,333
Adjustment to carrying value	(31,183)
Net loss attributable to non-controlling interests	(870)
Accretion adjustment to current redemption value	22,197
Vesting of Brie Class C at fair value	1,374
Adjustment to contract carrying value of Brie Class C vested shares	(994)
Balance as of December 31, 2022	33,857
Net loss attributable to non-controlling interest	(695)
Payment for redeemable non-controlling interest	(29,408)
Accretion adjustment to current redemption value	332
Vesting of Brie Class C at fair value	1,110
Adjustment to contract carrying value of Brie Class C vested shares	(959)
Balance as of June 30, 2023 (unaudited)	$4,237
11.Stockholders’ equity
Common stock
Holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the priority rights of holders of all series of Preferred Stock outstanding. In March 2021, the Board of Directors authorized an amendment to the certificate of incorporation to reduce the number of authorized shares of Preferred Stock from 192,886,513 to 170,034,432 and increase the number of authorized shares of common stock from 265,000,000 to 267,000,000.
The Company had reserved shares of common stock for future issuance as follows:

	December 31, 2021	December 31, 2022	June 30, 2023
			(unaudited)
Redeemable convertible preferred stock	183,850,727	183,768,391	183,768,391
Redeemable convertible preferred stock warrant	26,882,341	27,785,014	28,952,410
Stock options outstanding	27,089,965	26,253,071	27,148,275
RSUs outstanding	247,000	8,401,114	16,205,092
Shares available for future grants	3,206,280	1,164,916	2,907,481
	241,276,313	247,372,506	258,981,649
Stock compensation plans
In December 2010, the Board of Directors approved the 2010 Equity Incentive Plan (the “2010 Plan”). The 2010 Plan provides for the granting of incentive and non-statutory stock options to purchase the Company’s common stock, stock appreciation rights, restricted stock, and restricted stock units to employees, directors, and consultants of the Company. In March and July 2019, the Board of Directors authorized increases to the number of shares issuable under the 2010 Plan by an aggregate amount of 2,000,000 and 10,901,557 shares, respectively. The 2010 Plan was terminated in December 2020, and no additional grants were available under the 2010 Plan.
In December 2020, the Company adopted the 2020 Equity Incentive Plan (the “2020 Plan”) to replace the 2010 Plan. The 2020 Plan provides for granting of incentive and non-statutory stock options to purchase the Company’s common stock, stock appreciation rights, restricted stock, and restricted stock units to employees, directors, and consultants of the Company. Under the terms of the 2020 Plan, stock options and stock appreciation rights may be granted with terms of up to ten years at exercise prices of no less than 100% of the fair market value of the Company’s common stock on the grant date. Stock options granted under the 2020 Plan usually vest over four years, with 25% vesting on the one-year anniversary and 1/48th vesting monthly thereafter.
Upon termination of the 2010 Plan, the 5,557,491 shares remaining for issuance thereunder were reserved for issuance and added to the number of shares available under the 2020 Plan. In 2021, the Board of Directors authorized four increases to the number of shares of common stock issuable under the 2020 Plan by an aggregate amount of 6,407,447. The expiration of the 2010 Plan had no impact on the terms of outstanding awards under the 2010 Plan. All unvested equity canceled under the 2010 Plan will be added to the 2020 Plan and made available for future issuance. In February 2022 and March 2023 (unaudited), the shareholders authorized an increase of 6,519,879 and 10,300,000, respectively, of shares of common stock issuable under the 2020 Plan.
A summary of stock option activity is as follows:

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Balance December 31, 2021	27,089,965	$3.38	8.49	$209,677
Options granted	1,022,153	10.92
Options exercised	(1,244,735)	1.91
Options canceled	(614,312)	4.80
Balance December 31, 2022	26,253,071	$3.71	7.63	$128,688
Options granted	1,758,960	8.16
Options exercised	(784,561)	1.59
Options canceled	(79,195)	5.85
Balance June 30, 2023 (unaudited)	27,148,275	$4.05	7.34	$159,810

Vested and expected to vest as of December 31, 2022	26,473,250	$3.46	7.13	$135,194
Exercisable at December 31, 2022 (1)	22,930,984	$3.13	6.98	$123,889

Vested and expected to vest as of June 30, 2023 (unaudited)	26,566,506	$3.98	7.96	$158,010
Exercisable at June 30, 2023 (unaudited) (1)	24,415,707	$3.80	7.29	$149,206
___________________
(1)Includes options that are early exercisable
The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the estimated fair value of the Company’s common stock. The total intrinsic values of options exercised during the years ended December 31, 2020, 2021 and 2022 and six months ended June 30, 2022 and 2023 (unaudited) were $2.7 million, $18.1 million, $10.7 million, $6.9 million, and $5.5 million, respectively.
The weighted average grant-date fair value per share of options granted during the years ended December 31, 2020, 2021 and 2022 and six months ended June 30, 2022 and 2023 (unaudited) was $1.06, $5.72, $6.33, $6.33, and $5.74 respectively. The fair value of options vested during the years ended December 31, 2020, 2021 and 2022 and six months ended June 30, 2022 and 2023 (unaudited) was $7.0 million, $9.8 million, $23.9 million, $12.0 million, and $9.0 million, respectively. The fair value is being expensed over the vesting period of the options, on a straight-line basis as the services are being provided.

A summary of restricted stock units is as follows:

	Number of shares	Weighted average grant date fair value
Unvested units as of December 31, 2021	247,000	$14.84
Granted	8,523,672	9.98
Canceled	(369,558)	10.32
Unvested units as of December 31, 2022	8,401,114	10.11
Granted	8,288,578	9.21
Canceled	(484,600)	9.27
Unvested units as of June 30, 2023 (unaudited)	16,205,092	$9.67
In September 2021, the Company began granting RSUs that vest upon the satisfaction of both a service-based and a liquidity-event performance-based vesting condition. The service-based vesting condition for these awards generally is satisfied over four years. The liquidity-based vesting condition is satisfied upon the earlier of (i) an IPO or (ii) change in control of the Company as defined in the Company’s equity incentive plans. The RSUs vest on the first date upon which both the service-based and liquidity-event performance-based requirements are satisfied. If the RSUs vest, the Company will deliver one share of common stock for each vested RSU on the settlement date. RSUs granted have a maximum life of seven years.
As of December 31, 2022 and June 30, 2023 (unaudited), the Company had concluded that the liquidity-event performance-based vesting condition had not been met nor was it probable of being satisfied. As a result, the Company did not recognize stock-based compensation expense related to RSUs. In the period in which the liquidity-event performance-based condition becomes probable, the Company will record cumulative stock-based compensation expense for those RSUs for which the service-based vesting condition has been satisfied. As of June 30, 2023 (unaudited), the unrecognized stock-based compensation expense relating to RSUs satisfying the service-based vesting requirement totaled $62.5 million, and represents the expense expected to be recognized had the liquidity-event performance-based vesting requirement been met on June 30, 2023 (unaudited). The remaining unrecognized stock-based compensation expense relating to RSUs with a remaining service-based vesting requirement was $69.2 million as of June 30, 2023 (unaudited) and will be recognized over a period dependent upon the liquidity-event.
Stock-based compensation expense
The table below shows stock-based compensation expense recognized in the consolidated statements of operations (in thousands):

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Cost of net revenue	$204	$1,025	$590	$297	$289
Operations and support	142	110	188	96	81
Product development	2,281	4,779	4,942	2,608	2,214
Sales and marketing	827	983	988	519	431
General and administrative	5,219	7,495	11,905	5,552	6,130
Total	$8,673	$14,392	$18,613	$9,072	$9,145
As of December 31, 2022 and June 30, 2023 (unaudited), there was approximately $30.4 million and $30.6 million, respectively, of total unrecognized compensation cost, net of estimated forfeitures, related to unvested options, which is expected to be recognized over the weighted average period of 2.33 years and 2.28 years.
The Company estimates the fair value of each option award on the date of grant using the Black-Scholes-Merton option-pricing model and using the assumptions noted in the table below. Expected volatility is based upon the historical volatility of a peer group of publicly traded companies. The risk-free rate for the expected term of the options is based on U.S. Treasury zero-coupon issues at the time of grant. The expected dividend yield is 0%, as the Company has never paid and has no intention to pay cash dividends on common stock. The expected term of stock options represents the period that the Company’s stock options are expected to be outstanding. The Company uses the simplified method to calculate the expected term for employee grants.
The weighted average assumptions used to value options granted were as follows:

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Expected volatility	49.80%	57.80%	58.00%	58.00%	61.41%
Expected term (in years)	5.85	6.01	6.03	6.03	6.02
Risk-free interest rate	0.40%	0.92%	2.55%	2.55%	3.55%
Dividend yield	—	—	—	—	—
Stock transfers
During the years ended December 31, 2020, 2021, and 2022 and six months ended June 30, 2022 and 2023 (unaudited), the Company and certain of the Company’s investors acquired shares of outstanding common stock from current and former employees as well as non-employees at purchase prices in excess of the estimated fair value at the time of the transactions. As a result, the Company viewed the transactions to be compensatory for financial reporting purposes and recorded a total of $1.1 million, $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2020 and 2022 and the six months ended June 30, 2022 and 2023 (unaudited), respectively, which are included in total stock-based compensation in the table above. During the year ended December 31, 2021, the sales in excess of the fair market value were immaterial.
Restricted Shares
As part of the acquisition of Ouicar, a portion of the Class C common stock shares issued to the sellers are subject to one year and two year vesting restrictions based on employment service conditions, which represent compensation for post-combination services. The fair value of the shares are being expensed over the vesting period. During the year ended December 31, 2022 and the six months ended June 30, 2022 and 2023 (unaudited), the Company recognized $1.4 million, $0.2 million, and $1.1 million, respectively, related to the restricted shares. As of December 31, 2022 and June 30, 2023 (unaudited), the remaining unrecognized compensation expense of $1.9 million and $0.8 million will be recognized over the weighted average period of 1.0 and 0.9 years, respectively.
12.Income taxes
During the six months ended June 30, 2022 and 2023 (unaudited), the Company recorded an income tax provision of $1.7 million and $3.0 million, respectively. The Company’s tax provision for interim periods is determined by using an estimated annual effective tax rate, adjusted for discrete items arising in that quarter. The Company updates the estimated annual effective tax rate and makes a year-to-date adjustment to the provision. The effective tax rate for the six months ended June 30, 2023 (unaudited) was (14%) and differed from the statutory rate of 21% primarily due to nondeductible expenses, research and development tax credits and the change in the valuation allowance on one U.S. state and foreign deferred tax assets. The effective tax rate for the six months ended June 30, 2022 (unaudited) was 2% and differed from the statutory rate of 21% primarily due to the change in the valuation allowances on one U.S. state deferred tax asset and nondeductible expenses.
Net (loss) income before provision for income taxes for the years ended December 31, 2020, 2021 and 2022 consisted of the following (in thousands):

	Year ended December 31,
	2020	2021	2022
United States	$(97,200)	$(39,596)	$93,800
International	203	320	(3,373)
(Loss) income before income taxes	$(96,997)	$(39,276)	$90,427

The components of the Company’s income tax provision (benefit) for the years ended December 31, 2020, 2021 and 2022 are as follows (in thousands):

	Year ended December 31,
	2020	2021	2022
Current:
Federal	$—	$73	$1,700
State	(7)	913	2,582
Foreign	93	120	214
Total current	$86	$1,106	$4,496
Deferred:
Federal	$—	$—	$(52,155)
State	—	—	(15,623)
Foreign	—	—	(955)
Total deferred	$—	$—	$(68,733)
Total	$86	$1,106	$(64,237)
A reconciliation of the U.S. federal statutory tax rate to the Company’s provision for income tax for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended December 31,
	2020	2021	2022
Tax computed at the federal statutory rate	21.00%	21.00%	21.00%
State tax, net of fed tax benefit	1.29%	(5.30)%	2.76%
Change in fair value of redeemable convertible preferred stock warrants	(9.08)%	(46.37)%	(11.78)%
Stock-based compensation	(1.65)%	5.30%	1.21%
Change in valuation allowance	(10.85)%	15.79%	(80.66)%
Change in statutory rates	(0.03)%	(0.63)%	(0.11)%
Research and development credits	—%	8.65%	(5.97)%
Other	(0.77)%	(1.24)%	2.51%
Effective tax rate	(0.09)%	(2.80)%	(71.04)%
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred income tax assets and liabilities as of December 31, 2021 and 2022 consisted of the following (in thousands):

	2021	2022
Deferred tax assets:
Net operating assets	$47,883	$24,758
Reserves	20,182	34,775
Tax credits	2,906	2,511
Stock-based compensation	4,557	6,330
Accruals	1,609	2,309
Operating lease liabilities	—	4,497
Research and development	—	7,852
Other	603	—
Total deferred tax assets	$77,740	$83,032
Intangibles	(1,356)	(2,803)
Operating lease right-of-use assets	—	(3,927)
Other	(528)	(349)
Total deferred tax liability	(1,884)	(7,079)
Less: Valuation allowance	(75,856)	(8,732)
Net deferred tax assets	$—	$67,221
During the years ended December 31, 2020 and 2021, the Company’s net U.S. federal and state deferred tax assets were previously fully offset by a valuation allowance, primarily as a result of the Company’s lack of U.S. earnings history and cumulative loss position. During the year ended December 31, 2022, the Company determined sufficient positive evidence existed to conclude that the U.S. federal deferred tax assets are more likely than not realizable and released the valuation allowance $73.0 million. As of December 31, 2022, the Company has a remaining valuation allowance of $8.7 million from one U.S. state and foreign deferred tax assets. The determination was based on an analysis of its deferred tax assets which considered positive and negative evidence, including cumulative income (loss) position, revenue growth, continuing and improved profitability, and expectations regarding future profitability. Although the Company believes its estimates are reasonable, the ultimate determination of the appropriate amount of valuation allowance involves judgment.
As of December 31, 2022, the Company had U.S. federal and state net operating loss (“NOL”) carryforwards of approximately $46.3 million and $109.4 million, respectively. The entire $46.3 million federal NOLs is carried forward indefinitely but is limited to 80% of taxable income. If not utilized, these carryforward losses will expire in various amounts for state tax purposes beginning in 2030.
In addition, the Company had approximately $2.5 million and $5.2 million of federal and state research and development tax credits, respectively, available to offset future taxes as of December 31, 2022. If not utilized, the federal credits will begin to expire in 2041. California state research and development tax credits may be carried forward indefinitely.
Utilization of the NOL and tax credit carryforwards may be subject to a substantial annual limitation due to the “ownership change” limitations provided by Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and other similar state provisions. Any annual limitation may result in the expiration of NOL and tax credit carryforwards before utilization.
On March 27, 2020, the President signed into law the CARES Act. The CARES Act contains various tax provisions, such as temporarily allowing a five-year NOL carryback, reducing the 163(j) limitation, and removing the 80% NOL limitation. None of the provisions in the CARES Act have a material effect on the Company’s income tax expense.
The Company is required to inventory, evaluate, and measure all uncertain tax positions taken or to be taken on tax returns, and to record liabilities for the amount of such positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. As of December 31, 2021 and 2022, the Company’s total gross unrecognized tax benefits were $2.2 million and $5.1 million, respectively, exclusive of interest and penalties.

A reconciliation of the beginning and ending balance of gross unrecognized tax benefits was as follows (in thousands):

	2020	2021	2022
Balance at beginning of year	$758	$758	$2,169
Additions based on tax positions related to current year	—	640	1,669
Additions to tax provision of prior years	—	771	1,285
Balance at end of year	$758	$2,169	$5,123
The Company files tax returns in the U.S. federal, various state, and foreign jurisdictions. Due to the Company’s U.S. NOL carryforwards, the income tax returns generally remain subject to examination by federal and most state tax authorities.
13.Net (loss) income per share
Basic net (loss) income per share is computed by using the two-class method as required for periods in which the Company reports net income. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed.
Undistributed earnings attributable to participating securities assumes the holders of the Company’s redeemable convertible preferred stock have the right to receive the preferred dividend, in an amount equal to eight percent of the Applicable Original Issue Price (as defined in Note 9. Redeemable convertible preferred stock), before allocating remaining net income. Any remaining earnings would be distributed among the holders of redeemable convertible preferred stock and common stock on an as-converted pro rata pari passu basis.
Basic net (loss) income is calculated by dividing the net (loss) income attributable to common stockholders, including the adjustments to redemption value for redeemable non-controlling interests, by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture as they are not deemed to be issued for accounting purposes. Diluted net (loss) income per share is computed by giving effect to the numerator and the denominator for all potential shares of common stock, including convertible preferred stock, stock options, RSUs, warrants, and non-controlling interests, to the extent they are dilutive.
The computation of the Company's basic and diluted net loss per share of common stock attributable to common stockholders was as follows (in thousands, except share and per share amounts):

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Basic net (loss) income per share:
Numerator:
Net (loss) income	$(97,083)	$(40,382)	$154,664	$74,317	$(22,918)
Add: Net loss attributable to non-controlling interests	—	—	870	110	695
Less: Deemed dividend attributable to repurchase of preferred stock	—	—	(653)	—	—
Less: Adjustments to redemption value for redeemable non-controlling interests	—	—	(22,197)	(21,507)	(332)
Less: Undistributed earnings attributable to participating securities	—	—	(119,184)	(50,535)	—
Net (loss) income attributable to Turo Inc. common stockholders	$(97,083)	$(40,382)	$13,500	$2,385	$(22,555)

Denominator:
Basic weighted-average number of shares outstanding attributable to Turo Inc. common stockholders:	25,554,633	29,379,943	31,264,923	31,067,170	31,555,357

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Basic net (loss) income per share attributable to Turo Inc. common stockholders:	$(3.80)	$(1.37)	$0.43	$0.08	$(0.71)

Diluted net (loss) income per share:
Numerator:
Net (loss) income attributable to Turo Inc. common stockholders per statement of operations	$(97,083)	$(40,382)	$13,500	$2,385	$(22,555)
Add: Change in fair value of redeemable convertible preferred stock warrant, net of tax	—	—	(50,724)	(58,059)	—
Diluted net (loss) income attributable Turo Inc. common stockholders	$(97,083)	$(40,382)	$(37,224)	$(55,674)	$(22,555)
Denominator:
Number of shares used in basic net (loss) income computation	25,554,633	29,379,943	31,264,923	31,067,170	31,555,357
Warrants	—	—	1,609,650	3,219,299	—
Diluted weighted-average common stock outstanding	25,554,633	29,379,943	32,874,573	34,286,469	31,555,357
Diluted net (loss) income per share attributable to Turo Inc. common stockholders	$(3.80)	$(1.37)	$(1.13)	$(1.62)	$(0.71)
The potentially dilutive securities that were excluded from the diluted per share calculation because they would have been anti-dilutive were as follows:

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
Redeemable convertible preferred stock	170,034,432	183,850,727	183,768,391	183,850,727	183,768,391
Warrant for redeemable convertible preferred stock	25,876,327	26,882,341	—	—	28,952,410
Options to purchase common stock	22,398,871	27,089,965	26,253,071	26,992,997	27,148,275
Unvested restricted stock units	—	247,000	8,401,114	6,387,727	16,205,092
Total anti-dilutive securities	218,309,630	238,070,033	218,422,576	217,231,451	256,074,168
14.Retirement plans
The Company has a 401(k) plan to provide tax-deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Service restrictions. The Company makes discretionary contributions that vest after one year of service. The Company is responsible for the administrative costs of the 401(k) plan. These administrative costs are immaterial. The Company did not match employee contributions during the years ended December 31, 2020. The Company matched employee contributions totaling $1.6 million, $1.0 million, $0.7 million, and $1.0 million for the year ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023 (unaudited), respectively.

15.Geographic information
The following table sets forth the breakdown of net revenue by geography, determined based on the location of the host’s listing (in thousands):

	Year ended December 31,			Six months ended June 30,
	2020	2021	2022	2022	2023
				(unaudited)
United States	$140,802	$451,879	$688,100	$316,736	$375,415
International(1)	9,103	17,168	58,492	16,320	33,215
Total net revenue	$149,905	$469,047	$746,592	$333,056	$408,630
___________________
(1)No individual international country represented 10% or more of the Company's total net revenue for the years ended December 31, 2020, 2021 or 2022, and for the six months ended June 30, 2022 and 2023 (unaudited). As of December 31, 2021, substantially all of the Company's property and equipment was located in the United States. As of December 31, 2022 and June 30, 2023 (unaudited), the Company had operating lease right-of-use assets in Canada, UK, and France for $4.3 million and $3.8 million, respectively.
16.Subsequent events
The Company has evaluated subsequent events from the balance sheets date through March 23, 2023, the date at which the consolidated financial statements were available to be issued.
In January 2023, the Company paid cash of €27 million to the holders of the Brie Class B shares after the holders elected to exercise the Class B Cash Put Options. The payment resulted in a reduction of cash and redeemable non-controlling interest.
In February 2023, the Company entered into a $100.0 million, three-year secured revolving credit facility with JPMorgan Chase Bank, N.A., Citibank, N.A., MUFG Bank, Ltd., and Morgan Stanley Senior Funding, Inc. as lenders. The Company may use borrowings for general corporate purposes and working capital needs. Subject to specific conditions, the credit facility allows the Company to increase the aggregate commitment by an additional $125 million. The terms of the revolving credit facility include a number of covenants that limit the Company’s and its subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of their assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, or engage in transactions with affiliates, as well as a $25 million minimum liquidity requirement. The Company had no outstanding borrowings under the credit facility as of the date the financial statements were available to be issued.
In February 2023, the Company granted 1,041,516 RSUs to its employees under the 2020 Plan, which vest upon the satisfaction of both a service-based vesting condition and a liquidity-event performance-based vesting condition. As of the subsequent events review date, the liquidity event-related performance condition has not been met.
In March 2023, the Company repurchased 50,000 shares of its common stock from an executive officer, at a purchase price of $9.00 per share, for an aggregate purchase price of $450,000.
17.Subsequent events (unaudited)
The Company has evaluated subsequent events from the balance sheets date through September 8, 2023, the date at which the consolidated financial statements were available to be issued.
In August 2023, the Company granted 526,919 RSUs to its employees under the 2020 Plan, which vest upon the satisfaction of both a service-based vesting condition and a liquidity-event performance-based vesting condition. As of the subsequent events review date, the liquidity event-related performance condition has not been met.

Part II
Information not required in prospectus
Item 13. Other expenses of issuance and distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC, registration fee, the FINRA filing fee, and the exchange listing fee.

Amount
SEC registration fee	$9,270
FINRA filing fee	15,500
Exchange listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Transfer agent’s fees and expenses	*
Printing fees and expenses	*
Miscellaneous fees and expenses	*
Total	$ *
___________________
*To be provided by amendment.
Item 14. Indemnification of directors and officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.
We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest.
The indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
Item 15. Recent sales of unregistered securities.
Since September 1, 2020, we have issued the following unregistered securities:
Plan-related issuances
From September 1, 2020 through the filing date of this registration statement, we granted to certain directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 13,997,912 shares of our common stock under our equity incentive plans, at exercise prices ranging from $1.73 to $15.32 per share.
From September 1, 2020 through the filing date of this registration statement, we issued and sold an aggregate of 7,239,110 shares of our common stock upon the exercise of options under our equity incentive plans, at exercise prices ranging from $0.05 to $14.56 per share, for an aggregate exercise price of approximately $10.5 million.
From September 1, 2020 through the filing date of this registration statement, we granted to certain directors, officers, employees, consultants, and other service providers restricted stock units under our equity incentive plans representing an aggregate of 17,586,669 shares of our common stock.
Acquisition-related issuance
In May 2022, we issued €44.8 million of Brie Holdings, Inc. securities exchangeable for shares of our common stock in connection with our acquisition of a company to the sellers in such acquisition.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions.
The information presented in this Item 15 does not give effect to the          -for-1 reverse stock split that was effectuated on           , 2023.
Item 16. Exhibits and financial statement schedules.
(a) Exhibits.

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2**	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1**	Specimen common stock certificate of the Registrant.

Exhibit number	Description of exhibit
4.2**	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated July 23, 2019.

5.1*	Opinion of Cooley LLP.

10.1**+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2**+	Turo Inc. 2010 Equity Incentive Plan and related form agreements.

10.3**+	Turo Inc. 2020 Equity Incentive Plan and related form agreements.

10.4*+	Turo Inc. 2023 Equity Incentive Plan and related form agreements.

10.5*+	Turo Inc. 2023 Employee Stock Purchase Plan.

10.6**+	Turo Inc. Non-Employee Director Compensation Policy.

10.7**+	Turo Inc. Severance and Change in Control Plan and related participation agreement.

10.8**+	Confirmatory Offer Letter, dated January 21, 2022, by and between the Registrant and Andre Haddad.

10.9**+	Confirmatory Offer Letter, dated January 21, 2022, by and between the Registrant and Alex Benn.

10.10**+	Confirmatory Offer Letter, dated January 21, 2022, by and between the Registrant and Charles Fisher.

10.11**+	Confirmatory Offer Letter, dated January 21, 2022, by and between the Registrant and Lorie Canchola Boyd.

10.12**+	Confirmatory Offer Letter, dated January 21, 2022, by and between the Registrant and Michelle Fang.

10.13**+	Confirmatory Offer Letter, dated January 21, 2022, by and between the Registrant and Avinash Gangadharan.

10.14**+	Confirmatory Offer Letter, dated January 21, 2022, by and between the Registrant and Andrew Mok.

10.15**+	Confirmatory Offer Letter, dated January 21, 2022, by and between the Registrant and Tom Wang.

10.16**+	Confirmatory Offer Letter, dated May 11, 2022, by and between the Registrant and Albert Mangahas.

10.17**+	Confirmatory Offer Letter, dated May 11, 2022, by and between the Registrant and Julie Weingardt.

10.18**	Office Lease Agreement between the Registrant and 111 Sutter Street Owner LP, dated July 17, 2019.

10.19**+	Confirmatory Offer Letter, dated August 31, 2022, by and between the Registrant and Jeff Platt.

10.20**	Credit Agreement, dated February 6, 2023, by and among the Registrant, JPMorgan Chase Bank, N.A., Citibank, N.A., and the lenders party thereto.

10.21*	Turo Inc. Incentive Compensation Recoupment Policy.

21.1**	List of subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

99.1**	Consent of Chaddick Institute for Metropolitan Development at DePaul University in Chicago.

99.2**	Consent of The Center for Growth and Opportunity at Utah State University.

99.3**	Consent of SCIMA LLC.

107**	Filing Fee Table.
__________________
*To be filed by amendment.
**       Previously filed.
+        Indicates management contract or compensatory plan.
(b) Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 8th day of September, 2023.

TURO INC.

By:	/s/ Andre Haddad
Andre Haddad
Chief Executive Officer
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andre Haddad	Chief Executive Officer and Chairperson (Principal Executive Officer)	September 8, 2023
Andre Haddad

/s/ Charles Fisher	Chief Financial Officer (Principal Financial Officer)	September 8, 2023
Charles Fisher

/s/ Pippa Walker	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	September 8, 2023
Pippa Walker

*	Director	September 8, 2023
Howard Hartenbaum

*	Director	September 8, 2023
Kimberly Jabal

*	Director	September 8, 2023
Bonnie Jonas

*	Director	September 8, 2023
Deepak Kamra

*	Director	September 8, 2023
Joseph Levin

*	Director	September 8, 2023
Shripriya Mahesh

*	Director	September 8, 2023
Brook Porter

*	Director	September 8, 2023
Mark Stein

*By:	/s/ Andre Haddad
Attorney-in-fact